As filed with the Securities and Exchange Commission on November 25, 2013

Registration No. 333-191322

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

CATCHMARK TIMBER TRUST, INC.

(Exact Name of Registrant as Specified in Its Governing Instruments)

6200 The Corners Parkway

Norcross, Georgia 30092

(770) 449-7800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brian M. Davis

Senior Vice President and Chief Financial Officer

CATCHMARK TIMBER TRUST, INC.

6200 The Corners Parkway

Norcross, Georgia 30092

(770) 449-7800

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a Copy to:

Rosemarie A. Thurston Lesley H. Solomon Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 Phone: (404) 881-7000	Keith M. Townsend C. Spencer Johnson III King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, Georgia 30309 Phone: (404) 572-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated November 25, 2013

10,526,316 Shares

Class A Common Stock

CatchMark Timber Trust, Inc. is a real estate company investing in timberlands that has elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. We primarily engage in the ownership, management, acquisition and disposition of timberlands located in the United States. We are a self-administered and self-managed company led by Jerry Barag, our Chief Executive Officer and President, and John F. Rasor, our Chief Operating Officer. Upon completion of this offering, we believe that we will be the only publicly traded REIT that is engaged exclusively in timberland ownership and management, without ownership of any forest products or other manufacturing operations. As of September 30, 2013, we owned interests in approximately 280,000 acres of timberland located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia.

We are offering 10,526,316 shares of our Class A common stock and expect the public offering price to be between $13.50 and $15.00 per share. Our Class A common stock has been approved for listing on the New York Stock Exchange, or the NYSE, under the symbol “CTT.” Since our formation in 2005, we have completed two public offerings of common stock through which we raised approximately $298.7 million of gross proceeds. Currently, our common stock is not traded on a national securities exchange, and this will be our first listed public offering.

We are a Maryland corporation, and to assist us in qualifying as a REIT, among other purposes, our charter generally limits any person from beneficially or constructively owning more than 9.8% in value of the outstanding shares of our capital stock or more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Investing in our common stock involves risks. Before buying any shares, you should carefully consider the risk factors described in “Risk Factors” beginning on page 15.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Includes a structuring and advisory fee equal to 0.75% of the total public offering price payable to Raymond James & Associates, Inc. in connection with the offering.

We have granted the underwriters a 30-day option to purchase up to an additional 1,578,947 shares of Class A common stock from us on the same terms and conditions as set forth above if the underwriters sell more than 10,526,316 shares of Class A common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock on or about            , 2013.

RAYMOND JAMES	BAIRD	STIFEL

MITSUBISHI UFJ SECURITIES	JANNEY MONTGOMERY SCOTT

The date of this prospectus is             , 2013

You should only rely on the information contained in this prospectus or in any free writing prospectus prepared by us in connection with this offering to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, as our business, financial condition, liquidity, results of operations, or prospects may have changed since such date.

We use market data and industry forecasts and projections throughout this prospectus. We have obtained substantially all of this information from a market study prepared by Forest Economic Advisors, LLC, a nationally recognized expert in the forest products industry. Such information is included herein in reliance on Forest Economic Advisors, LLC’s authority as an expert on such matters. See “Experts.” In addition, we have obtained certain market and industry

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data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and projections contained in this prospectus are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the surveys and market research others have performed are reliable.

In this prospectus:

•

“our company,” “the company,” “we,” “us” and “our” refer to CatchMark Timber Trust, Inc., a Maryland corporation, and its consolidated subsidiaries, except where it is clear from the context that the term only means the issuer of the shares of common stock in this offering;

•	“catchmark,” as used in the name of our company, is derived from a historical industry term used to describe a branding mark that is placed on the end of a log for ownership identification;

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“chip-n-saw” refers to smaller sawlogs (typically 8 to 12 inches diameter-at-breast-height) processed on a machine known as a “chip-n-saw” that offers an economical way to obtain lumber from smaller logs and wood fiber for paper-making from the residual wood chips;

•	“fiber basket” refers to a timber-growing area and the wood-buying manufacturing facilities in such area;

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“HBU” means higher-and-better use and refers to timberland properties that have a higher-value use beyond growing timber, such as properties that can be sold for development, conservation, recreational or other rural purposes at prices in excess of traditional timberland values;

•	“OSB” means oriented strand board, which is a structural wood panel manufactured with wood strands and heat-cured adhesives;

•	“pulpwood” refers to small logs (typically 4 to 8 inches diameter-at-breast-height), which are generally converted into wood chips for use in the production of pulp and paper products as well as OSB;

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“sawtimber” refers to larger sawlogs (typically more than 12 inches diameter-at-breast-height) that are suitable for sawing into dimension lumber for use in housing construction, flooring, furniture, and many other applications;

•	“SFI” refers to the Sustainable Forestry Initiative, a sustainable forest management program;

•	“silviculture” is the art and science of controlling the establishment, growth, composition, health and quality of forests to meet diverse needs and values;

•	“stumpage” refers to standing timber (as opposed to cut logs) or the value of such standing timber; and

•	“TIMO” is an acronym for timberland investment management organization, which is an organization formed to acquire and manage timberland investments, generally on behalf of institutional investors.

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before investing in our Class A common stock. You should read carefully the more detailed information set forth under the heading “Risk Factors” and the other information included in this prospectus. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters do not exercise their option to purchase up to an additional 1,578,947 shares solely to cover overallotments, if any.

Our Company

CatchMark Timber Trust, Inc. is a real estate company investing in timberlands that has elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. We are self-administered and self-managed. We primarily engage in the ownership, management, acquisition and disposition of timberlands located in the United States. Upon completion of this offering, we believe that we will be the only publicly traded REIT that is engaged exclusively in timberland ownership and management, without ownership of any forest products or other manufacturing operations.

The focus of our business is to invest in timberlands and to actively manage such assets to provide current income and attractive long-term returns to our stockholders. We generate recurring income and cash flow from the harvest and sale of timber, as well as from non-timber related revenue sources, such as recreational leases. When and where we believe it is appropriate, we also periodically generate income and cash flow from the sale of HBU lands. HBU refers to timberland properties that have a higher-value use beyond growing timber, such as properties that can be sold for development, conservation, recreational or other rural purposes at prices in excess of traditional timberland values. We also expect to realize additional long-term returns from the potential appreciation in value of our timberlands as well as from the potential biological growth of our standing timber inventory in excess of our timber harvest.

As of September 30, 2013, we owned interests in approximately 280,000 acres of timberland, consisting of approximately 247,200 acres held in fee-simple interests, or our fee timberlands, and approximately 32,800 acres held in leasehold interests, or our leased timberlands. Our timberlands are located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia within an attractive and competitive fiber basket encompassing a numerous and diverse group of pulp, paper and wood products manufacturing facilities. We believe that our timberlands are high-quality industrial forestlands that have been intensively managed for sustainable commercial timber production. As of December 31, 2012, our timberlands acreage consisted of approximately 75% pine stands and approximately 25% hardwood stands, and our timber inventory consisted of approximately 10.1 million tons of merchantable timber, including approximately 6.0 million tons of pulpwood, 2.1 million tons of chip-n-saw, and 2.0 million tons of sawtimber.

We are led by Jerry Barag, our Chief Executive Officer and President, John F. Rasor, our Chief Operating Officer, and Brian M. Davis, our Senior Vice President and Chief Financial Officer. Collectively, these individuals have approximately 100 years of investment, financing and operating experience in the commercial real estate, timberland and forest products industries.

Market Opportunity

We believe that timberlands represent a unique and attractive investment opportunity for the following reasons:

Compelling Industry Fundamentals. The decline in U.S. residential construction that occurred from 2006 to 2011 led to a sharp reduction in demand for solid wood products, which in turn led to significantly depressed sawtimber stumpage prices, particularly in the U.S. South. However, several key global supply-demand factors are expected to positively impact the North American market for timber and timberlands over the next several years and beyond. These factors include: (1) the mountain pine beetle epidemic in British Columbia, which has caused the loss of significant timber resources in that region; (2) major timber supply contractions in Eastern Canada resulting from environmental conservation initiatives by governmental authorities; (3) the significant increase in lumber and log exports to China from British Columbia and the U.S. Pacific Northwest; and (4) the recent upturn in U.S. residential construction and consequent strengthening of demand for solid wood products in the United States.

Fragmented Ownership and Robust Transaction Pipeline. Timberland ownership in the United States remains highly fragmented, which provides opportunities for consolidation and opportunistic timberland acquisitions. Further, a number of significant ownership positions acquired by timberland investment management organizations, or TIMOs, during the last decade are nearing fund maturities and are expected to liquidate over the next several years, potentially providing meaningful and attractive timberland acquisition opportunities in the future.

Renewable Resource that Increases in Volume and Value Over Time. Timber is a renewable resource that grows and, when properly managed, increases in volume and value over time. As timber grows, it increases in value at a compounding rate, as larger trees are more valuable than smaller trees (measured on a price-per-ton basis) because they can be converted into higher-value end-use products such as lumber and plywood.

Predictable Growth Rates and Harvest Yields. Advanced forest management technology allows timberland owners to predict with a reasonable degree of certainty the amount of timber that can be sustainably harvested from a particular timberland portfolio over an extended period of time. The predictability of timber growth rates and harvest yields allows for optimum long-term harvest planning. Growth rates can also be enhanced through active forest management and the use of advanced seedling technology.

Harvest Flexibility. Unlike most agricultural crops, timberlands generally do not need to be harvested within a specific timeframe. As a result, timberland owners have a degree of flexibility to adjust their harvest activities in response to market conditions—increasing harvests when prices are strong and deferring harvests when prices are weak. The ability to modulate harvest activities and store timber value “on the stump” is a unique attribute of this asset class.

Structural Supply Constraints. The supply of timber is limited, to some extent, by the availability of commercial quality timberlands, which is in turn limited by a variety of factors, including governmental restrictions on land use, alternate uses such as agriculture and development and the presence of merchantable species in desirable timber-growing climates. The supply of timber is also constrained by the time and capital required to establish new timberlands, as newly planted seedlings generally take 20 to 30 years to reach harvest maturity in the U.S. South (and even longer in other regions).

Our Competitive Strengths

We believe that we distinguish ourselves from other timberland owners and managers through the following competitive strengths:

Experienced Leadership. Our senior executive team is led by our Chief Executive Officer and President, Jerry Barag, who has a proven track record and substantial experience in both the timberland and commercial real estate industries. Mr. Barag has over 30 years of real estate and timberland investment experience, including expertise in acquisitions, divestitures, asset management, property management and financing. Our Chief Operating Officer, John F. Rasor, has over 45 years of experience in the timberland and forest products industries, including expertise in forest management, wood products manufacturing, fiber procurement and log merchandising, sales and distribution. Prior to joining our company, Messrs. Barag and Rasor most recently served as Principals of T-Star Investment Partners, LLC, or TimberStar Advisors, a timberland investment consulting firm based in Atlanta, Georgia, which they formed following their successful roles as Managing Directors of TimberStar Operating Partnership, LP and its affiliated entities, collectively TimberStar, a timberland investment joint venture among Messrs. Barag and Rasor, iStar Financial, Inc. and other institutional investors. While at TimberStar, they oversaw the acquisition of over $1.4 billion of timberlands in Arkansas, Louisiana, Maine and Texas and the disposition of these assets in transactions representing approximately $1.9 billion in gross proceeds. Prior to TimberStar, Mr. Barag held positions as Chief Investment Officer of TimberVest, LLC, or TimberVest, and Chief Investment Officer of Lend Lease Real Estate Investments, Inc., or Lend Lease, and Mr. Rasor had a 40-year career at Georgia-Pacific Corporation, including the role of Executive Vice President—Forest Resources, with responsibility for managing over six million acres of timberlands as well as several other business units.

Exclusively Invested in U.S. Timberlands. We do not own any pulp, paper or wood products manufacturing assets, which allows us to focus on optimal management of our timberlands and prevents us from being exposed to the risks inherent in direct ownership of forest products manufacturing operations. As such, we believe that, upon completion of this offering, we will be the only “pure-play,” publicly traded timber REIT in existence. Moreover, we believe that we will be the only publicly traded timber REIT that is invested exclusively in the U.S. South region (although we may pursue acquisitions in other regions over time).

Strategically Located in Competitive Fiber Basket. Our timberlands are strategically located in a competitive and dynamic U.S. South fiber basket. Our timberlands are located in close proximity to a variety of established wood products and pulp and paper manufacturing facilities, which provide a steady source of competitive demand for both pulpwood and higher-value sawtimber products. A combination of public, private and company-maintained roads provide convenient access to our timberlands for logging and forest management activities, while several major interstate highways and state roads provide efficient delivery routes to nearby manufacturers of lumber, plywood, engineered wood products, oriented strand board, pulp and paper.

Significant Volume Commitment through Fiber Supply Agreement. We benefit from an attractive long-term fiber supply agreement with MeadWestvaco Corporation, or MeadWestvaco, which covers a substantial portion of our anticipated annual harvest volume. The Mahrt Mill (located in Cottonton, Alabama) is one of the primary manufacturing facilities for MeadWestvaco’s Coated Board division, which produces paperboard for conversion into folding cartons and beverage carriers. The fiber supply agreement requires us to sell (through a taxable subsidiary) and requires MeadWestvaco to purchase a certain volume of pulpwood and other timber products annually. We believe that the fiber supply agreement is mutually beneficial, as it provides us with a stable demand outlet for a significant portion of our timber production at competitive prices, while providing MeadWestvaco access to a reliable source of fiber for a key manufacturing facility.

Scalable Infrastructure. We believe that our existing management organization, information technology and internal reporting systems can be deployed over a larger asset base without the need for significant incremental cost or personnel. We believe that our existing infrastructure and operating platform will facilitate our growth strategy by allowing us to quickly evaluate, execute and capitalize on timberland acquisition opportunities with only modest incremental costs.

Capital Available for Growth. Upon completion of this offering and application of the net proceeds therefrom, our debt to total market capitalization ratio will be approximately 11.8%, assuming a public offering price of $14.25 per share in this offering, which is the midpoint of the range set forth on the cover of this prospectus. We believe that our anticipated improved financial condition following the completion of this offering will enable us to access additional credit on more favorable terms, which will enable us to fund future timberland growth opportunities. CoBank, ACB, or CoBank, the lead arranger under our existing senior secured loan, or the CoBank loan, and AgFirst Farm Credit Bank, or AgFirst, the syndication agent for the CoBank loan, have agreed to arrange for, and are participating in a syndicate of lenders that have committed to provide, a senior secured credit facility of up to $212.4 million, or the new credit facility, which includes a $150.0 million multi-draw credit facility that we intend to use for future timberland acquisitions. The closing of the new credit facility is subject to a number of conditions, including the completion of this offering.

Our Business and Growth Strategies

Our objective is to maximize total returns to our stockholders through the ongoing implementation of the following business and growth strategies:

Actively Manage Our Timberlands for Long-Term Results. We intend to actively manage our timberlands to maximize long-term returns by achieving an optimum balance among biological timber growth, generation of current cash flow from harvesting, and responsible environmental stewardship. Upon completion of this offering and under our new management, we intend to (1) implement a revised business strategy that will increase our annual harvest volume based on a sustainable harvest plan to support a distribution to our stockholders and (2) establish annual HBU sales targets in the range of 1% to 2% of our fee timberland acreage, which will further augment our anticipated stockholder distributions. Further, we expect to continue making investments in forest technology, including improved seedlings, in order to increase the sustainable yield of our timberlands over the long-term.

Maximize Our Profitability on Timber Sales. We actively manage our log merchandising efforts and stumpage sales with the goal of achieving the highest available price for our timber products. We compete with other timberland owners on the basis of the quality of our logs, the prices of our logs, our reputation as a reliable supplier and our ability to meet customer specifications. We will continue to work diligently and proactively with our third-party contractors to ensure that we optimize our logging, hauling, sorting and merchandising operations to extract the maximum profitability from each of our logs based on the foregoing considerations.

Pursue Attractive Timberland Acquisitions. We intend to selectively pursue timberland acquisition opportunities. Due to the expected liquidation of the ownership positions of a number of TIMOs over the next several years, we expect there will be a robust supply of attractive timberlands available for sale. Generally, we expect to focus our acquisition efforts in the most commercially desirable timber-producing regions of the U.S. South and U.S. Pacific Northwest, although we may also pursue opportunistic acquisitions outside of these regions. Further, we expect to focus our acquisition efforts on properties that can be immediately accretive to our cash available for distribution. We may also enter into additional fiber supply agreements with respect to acquired properties in order to ensure a steady source of demand for our incremental timber production.

Opportunistically Sell HBU Lands. We continuously assess potential alternative uses of our timberlands, as some of our properties may be more valuable for development, conservation, recreational or other rural purposes than for growing timber. We intend to capitalize on the value of our timberland portfolio by opportunistically monetizing HBU properties. The close proximity of our existing timberlands to several major population centers (including Columbus, Georgia, Atlanta, Georgia and Montgomery, Alabama) provides us with opportunities to periodically sell parcels of our land at favorable valuations. We generally expect to monetize 1% to 2% of our fee timberland acreage on an annual basis pursuant to our land sales program, although such results may vary. We may also decide to pursue various land entitlements on certain properties in order to realize higher long-term values on such properties.

Practice Sound Environmental Stewardship. We will remain committed to responsible environmental stewardship and sustainable forestry. Our timberlands are third-party audited and certified according to the SFI in accordance with the 2010-2014 SFI standard. SFI standards promote sustainable forest management through recognized core principles, including measures to protect water quality, biodiversity, wildlife habitat and at-risk species. We believe our continued commitment to environmental stewardship will allow us to maintain our timberlands’ productivity, grow our customer base and enhance our reputation as a preferred timber supplier.

Timber Agreements

A substantial portion of our timber sales are derived from our master stumpage agreement and fiber supply agreement with MeadWestvaco under which we sell specified amounts of timber to MeadWestvaco, which we refer to as the timber agreements. Approximately 54% of our net timber sales revenue for 2012 was derived from the timber agreements. The initial term of the timber agreements is from October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. See “Business and Properties—Timber Agreements” for additional information regarding the material terms of the timber agreements.

Summary Risk Factors

An investment in shares of our Class A common stock involves various risks. You should consider carefully the risks discussed below and under the heading “Risk Factors” beginning on page 15 of this prospectus before purchasing our Class A common stock. If any of these risks occur, our business, prospects, financial condition, liquidity, results of operations and ability to make distributions to our stockholders could be materially and adversely affected. In that case, the trading price of our Class A common stock could decline and you could lose some or all of your investment.

•	The forest products industry is cyclical in nature, and unfavorable changes in market conditions could impair our operating results.

•	We have not paid cash distributions to our stockholders since our inception, and our cash distributions are not guaranteed and may fluctuate.

•	We depend upon our relationships with MeadWestvaco and Forest Resource Consultants, and any change in the financial health of these companies could impact our performance.

•	We have completed only two significant acquisitions of timberland properties and may be unsuccessful in executing our investment strategy.

•	We depend on external sources of capital for future growth, and our ability to access the capital markets is unproven.

•	As a relatively small public company, our operating expenses are a larger percentage of our total revenues than many other public companies.

•	Continued economic weakness from the severe recession that the U.S. economy recently experienced may materially and adversely affect our financial condition and results of operations.

•	Our real estate investment activity is concentrated in timberlands, making us more vulnerable economically than if our investments were diversified.

•	Our timberlands are located in Georgia and Alabama, and adverse economic and other developments in that area could have a material adverse effect on us.

•	We have only recently completed our transition to self-management, and therefore we have not established a track record with our new management team.

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In connection with our transition to self-management, we and CatchMark Timber Operating Partnership, L.P., which we refer to as our operating partnership or CatchMark Timber OP, entered into a transition services agreement and a sublease for office space with Wells Real Estate Funds, Inc., or Wells REF. The termination of these agreements or the failure of these entities to perform under these agreements could adversely impact our operations.

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We have experienced aggregate net losses available to our common stockholders, including approximately $49.6 million between January 1, 2010 and September 30, 2013, and we may experience future losses.

•	We had approximately $132.4 million of consolidated indebtedness outstanding as of September 30, 2013, which could adversely affect our financial health and operating flexibility.

•	We may not be able to satisfy the closing conditions for our new credit facility and additional sources of capital on favorable terms may not be available to us.

•	Our financial condition could be adversely affected by financial and other covenants and other provisions under the CoBank loan described in this prospectus or other debt agreements.

•	Increases in interest rates could increase the amount of our debt payments and hinder our ability to pay distributions to our stockholders.

•	Certain provisions of Maryland law could inhibit changes in control of us, which could lower the value of our Class A common stock.

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Failure to continue to qualify as a REIT would cause us to be taxed as a regular corporation, which could substantially reduce funds available for distributions to our stockholders and materially and adversely affect our financial condition and results of operations.

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Because we have a large number of stockholders and our shares have not been listed on a national securities exchange prior to this offering, there may be significant pent-up demand to sell our shares. Significant sales of our Class A common stock, or the perception that significant sales of such shares could occur, may cause the price of our Class A common stock to decline significantly.

Recapitalization

On October 24, 2013, we effectuated a ten-to-one reverse stock split of our common stock and declared a stock dividend payable on October 25, 2013 pursuant to which each then-outstanding share of our common stock received:

•	one share of our Class B-1 common stock; plus

•	one share of our Class B-2 common stock; plus

•	one share of our Class B-3 common stock.

In connection with the stock split, we designated our then-authorized common stock as “Class A common stock.”

Any fractional shares of Class A common stock outstanding after the reverse stock split also received an equivalent fractional share of Class B-1, Class B-2 and Class B-3 common stock, which was then immediately converted into Class A common stock. In this prospectus, we refer to these transactions as the “Recapitalization,” we refer to our Class B-1 common stock, Class B-2 common stock and Class B-3 common stock collectively as our “Class B common stock,” and we refer to our Class A and Class B common stock collectively as our “common stock.” Subject to the provisions of our charter, shares of our Class B-1, B-2 and B-3 common stock will convert automatically into shares of our Class A common stock six months following the listing, 12 months following the listing and 18 months following the listing, respectively. Our board of directors has the authority to accelerate the conversion of the Class B-2 shares and Class B-3 shares to dates not earlier than nine months and 12 months, respectively, following the listing with the consent of Raymond James & Associates, Inc., or Raymond James. Therefore, all shares of our Class B common stock will have automatically converted into shares of our Class A common stock by the date that is 18 months following the listing.

The combined effect of the ten-to-one reverse stock split and the stock dividend was equivalent to a 2.5-to-one reverse stock split. For example, a stockholder who owned 1,000 shares of common stock prior to the Recapitalization became the owner of 400 shares of common stock after the Recapitalization, comprised of 100 shares of each of the Class A shares, Class B-1 shares, Class B-2 shares and Class B-3 shares. The ten-to-one reverse stock split was intended to achieve a stock price that, after the stock dividend, is consistent with market expectations for underwritten public offerings by REITs.

Our Class B common stock is identical to our Class A common stock except that (1) we do not intend to list our Class B common stock on a national securities exchange and (2) shares of our Class B common stock will convert automatically into shares of our Class A common stock at specified times. On October 23, 2013, immediately prior to the reverse stock split, we had approximately 31.7 million shares of common stock outstanding. As of October 25, 2013, the aggregate number of shares of our common stock outstanding (including all shares of our Class A and Class B common stock) immediately following the Recapitalization was approximately 12.7 million. Of this amount, approximately 3.2 million shares were Class A common stock (representing 25% of our total outstanding common stock) and approximately 9.5 million shares were Class B common stock (representing 75% of our total outstanding common stock). We will cash out any fractional shares of Class A common stock following the listing at the public offering price using cash on hand. Following the Recapitalization, the aggregate amount of fractional shares of Class A common stock outstanding was 5,227 shares. Accordingly, we estimate that we will pay approximately $74,484 to cash out the fractional shares of Class A common stock following the listing, assuming a public offering price of $14.25 per share, which is the midpoint of the range set forth on the cover of this prospectus. See “Shares Eligible for Future Sale” and “Transition to Self-Management and Recapitalization.”

Distribution Policy; Tax Character of Distributions

The Internal Revenue Code of 1986, as amended, or the Code, generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and imposes tax on any taxable income retained by a REIT, including capital gains. To satisfy the requirements for qualification as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for such purposes.

We expect to derive most of our REIT taxable income from investments in our timberlands, including the sale of standing timber through pay as cut contracts. Provided we have held our timberlands for more than one year, we expect that the income from our timber-cutting contracts generally will be treated as long-term capital gain. Distributions of such capital gain to our stockholders generally will be taxable to stockholders that are individuals, estates or trusts at a maximum U.S. federal income tax rate of 20%, as compared to the maximum 39.6% individual tax rate that applies to ordinary REIT dividends. Both ordinary dividends and capital gain dividends are included in net investment income, which is subject to an additional 3.8% unearned income Medicare tax in the case of high-income U.S. individuals, estates and trusts.

The terms of our current credit agreement prohibit us from declaring, setting aside funds for, or paying any dividend, distribution, or other payment to our stockholders other than as required to maintain our REIT qualification if our loan-to-value ratio, or LTV ratio, is greater than or equal to 40%. So long as our LTV ratio remains below 40% and we maintain a minimum fixed-charge coverage ratio of 1.05:1.00, we have the ability to declare, set aside funds for and pay dividends or distributions, or make other payments to our stockholders from operating cash flows on a discretionary basis. The amount of distributions that we may pay to our common stockholders will be determined by our board of directors in its sole discretion and is dependent upon a number of factors, including, but not limited to, our financial condition, our capital requirements, our expectations of future sources of liquidity, current and future economic conditions and market demand for timber and timberlands, and tax considerations.

Restrictions on Ownership of Our Common Stock

To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Code, among other purposes, our charter generally prohibits, with certain exceptions, any stockholder from beneficially or constructively owning, applying certain attribution rules under the Code, more than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or 9.8% by value of the outstanding shares of our capital stock. Our board of directors may, in its sole discretion, waive (prospectively or retroactively) the 9.8% ownership limits with respect to a particular stockholder if it receives certain representations and undertakings required by our charter and is presented with evidence satisfactory to it that such ownership will not then or in the future cause us to fail to qualify as a REIT. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Certain Relationships and Related Transactions

Wells Capital, Inc., or Wells Capital, a subsidiary of Wells REF, was our initial sponsor. On October 25, 2013, we became self-managed by terminating our amended and restated advisory agreement, or the advisory agreement, with Wells Timberland Management Organization, LLC, which we refer to as Wells TIMO. We also hired certain individuals to serve as our management team, including individuals who were previously employed by Wells REF, such as Brian M. Davis, our Senior Vice President and Chief Financial Officer. Mr. Davis also served as our Chief Financial Officer prior to our transition to self-management. Until our transition to self-management, Leo F. Wells served as our Chairman of the Board and President and Douglas P. Williams served as our Executive Vice President, Secretary and Treasurer and one of our directors. Messrs. Wells and Williams will continue to serve as directors of our company until the effective date of the registration statement for this offering at which time they will resign. They will continue to serve as officers and directors of other affiliates of Wells REF. Wells REF, which is owned by Mr. Wells, owns all of our preferred stock, which we have agreed to redeem in connection with the closing of this offering.

We and our operating partnership entered into the master self-management transition agreement, or master agreement, with Wells REF and Wells TIMO, which provides the framework for our separation from Wells REF and its affiliates and our transition to self-management. On October 24, 2013, we, our operating partnership, Wells REF and Wells TIMO agreed to amend the master agreement to advance the date of our self-management transition to October 25, 2013. As a result, we and our operating partnership entered into two agreements with these entities to provide services to us on a temporary and non-exclusive basis. These agreements include a transition services agreement that will terminate on June 30, 2014 and a month-to-month office sublease for our corporate headquarters for up to five months. Pursuant to the transition services agreement, we are obligated to pay Wells REF a consulting fee equal to $22,875 per month, and Wells REF will receive a prorated amount equal to $4,428 for the period from October 25, 2013 through October 31, 2013. We also reimburse Wells REF for expenses it incurs in connection with the services provided, excluding its administrative services expenses such as personnel and overhead costs. The office sublease provides for monthly base rent of $5,961, which is not payable for the months of October, November and December 2013, plus additional costs for various space-related services.

Pursuant to the master agreement, upon the termination of the advisory agreement, the special partnership units of our operating partnership owned by Wells TIMO were automatically redeemed for no consideration. The 200 common partnership units of our operating partnership previously held by Wells TIMO were purchased by CatchMark LP Holder, LLC, which we refer to as the limited partner or CatchMark LP Holder, our newly formed subsidiary, on October 25, 2013, for $1,312, based on our estimated per share value as of September 30, 2012.

All related person transactions must be approved or ratified by a majority of the disinterested directors on our board of directors. For more information about our relationship with Wells REF and its affiliates, see “Certain Relationships and Related Transactions.”

Following the completion of this offering, we will have no continuing affiliations with Wells Capital, Wells REF, Wells TIMO or Mr. Wells, other than the transition services agreement and sublease described in this prospectus.

Background and Corporate Information

We are a Maryland corporation formed in September 2005, and we have been publicly registered and subject to Securities and Exchange Commission, or SEC, reporting obligations since the effectiveness of our first public offering in 2006. We were initially formed as Wells Timberland REIT, Inc. and were sponsored by Wells Capital, a wholly owned subsidiary of Wells REF, and advised by Wells TIMO, a wholly owned subsidiary of Wells Capital. We completed our transition to self-management and expect to take additional actions in connection with our separation from Wells REF and its affiliates immediately following the closing of this offering. On September 18, 2013, we filed an amendment to our charter with the State Department of Assessments and Taxation of Maryland effecting a change of our name from Wells Timberland REIT, Inc. to CatchMark Timber Trust, Inc. Our principal executive office is currently located at 6200 The Corners Parkway, Norcross, Georgia 30092, and our telephone number is (770) 449-7800. We maintain an internet website at www.catchmarktimber.com that contains information concerning us. The information included or referenced on, or otherwise accessible through, our website is not intended to form a part of or be incorporated by reference into this prospectus.

Our Corporate Structure

We own substantially all of our properties and other investments through our operating partnership. Our operating partnership was formed in November 2005 to acquire properties on our behalf. We are the sole general partner of our operating partnership and own approximately 99.99% of its common units. CatchMark LP Holder, the sole limited partner of our operating partnership, owns the remaining approximately 0.01% of the common units.

This structure facilitates our ability to take advantage of the tax benefits associated with an UPREIT, or Umbrella Partnership Real Estate Investment Trust. The UPREIT structure is used because a contribution of property directly to a REIT is generally a taxable transaction to the contributing property owner. In an UPREIT structure, a seller of a property who desires to defer taxable gain on the sale of his property may transfer the property to the UPREIT in exchange for common units in the UPREIT and defer taxation of gain until the seller later sells his common units or causes our operating partnership to redeem his common units. Using an UPREIT structure may give us an advantage in acquiring desired properties from persons who may not otherwise sell their properties because of unfavorable tax results. At present, we have no plans to acquire any specific properties in exchange for common units of our operating partnership.

CatchMark Timber TRS, Inc., or CatchMark Timber TRS, is a wholly owned subsidiary of our operating partnership. We have elected to treat CatchMark Timber TRS as a taxable REIT subsidiary, or TRS. A TRS is a fully taxable corporation. A TRS may earn income that would not be qualifying REIT income if earned directly by us. Our use of a TRS enables us to engage in certain business activities, such as the sales of delivered logs and HBU properties, which if conducted by us directly could give rise to income potentially subject to the 100% penalty tax or constituting nonqualifying gross income for purposes of the REIT gross income tests.

The following diagram reflects our organizational structure.

The Offering

Class A common stock offered by us	10,526,316 shares (plus up to 1,578,947 shares that we may issue if the underwriters exercise their overallotment option in full)

Common stock to be outstanding after this offering:

Class A common stock	13,946,522 shares (1)

Class B-1 common stock	3,164,483 shares (2)

Class B-2 common stock	3,164,483 shares (2)

Class B-3 common stock	3,164,483 shares (2)

Conversion rights	Subject to the provisions of our charter, shares of our Class B-1, B-2 and B-3 common stock will convert automatically into shares of our Class A common stock six months following the listing, 12 months following the listing and 18 months following the listing, respectively. Our board of directors has the authority to accelerate the conversion of the Class B-2 shares and Class B-3 shares to dates not earlier than nine months and 12 months, respectively, following the listing with the consent of Raymond James.

Dividend rights	Our Class A common stock and our Class B common stock will share equally in any dividends authorized by our board of directors and declared by us.

Voting rights	Each share of our Class A common stock and each share of our Class B common stock entitles its holder to one vote per share.

Use of proceeds	We intend to use approximately $48.9 million of net proceeds received from this offering to redeem the outstanding shares of our Series A and B preferred stock held by Wells REF, and $87.6 million to repay a portion of the amounts outstanding under our term loan with CoBank.

Risk factors	Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 15 and the other information in this prospectus for a discussion of factors you should consider before investing in our Class A common stock.

NYSE symbol	“CTT”

(1)	Includes 51,000 and 20,000 shares of restricted common stock to be granted to our executive officers and our non-executive employees, respectively, that will vest based in annual installments or based on achievement of performance goals for 2014, 91,000 and 39,400 shares of restricted common stock that underlie restricted stock units that have been or will be granted to our executive officers and our non-executive employees, respectively, that will vest upon the closing of this offering and 2,000 shares of restricted stock to be granted upon the initial election of two new independent directors, all of which will be issued prior to or upon the completion of this offering. Excludes 1,578,947 shares of Class A common stock issuable upon exercise of the underwriters’ overallotment option, 970,847 shares of Class A common stock available for future issuance under our long-term incentive plan, approximately 1,153 shares of Class A common stock underlying options granted under our long-term incentive plan and 5,227 shares of Class A common stock that will be cashed out upon the completion of this offering.
(2)	Excludes 48,847 shares of each of the Class B-1, B-2 and B-3 common stock available for future issuance under our long-term incentive plan and approximately 1,153 shares of each of the Class B-1, B-2 and B-3 common stock underlying options granted under our long-term incentive plan.

Summary Consolidated Financial Data

The summary consolidated financial and operating data set forth below as of December 31, 2012 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The audited consolidated financial statements have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The financial and operating data as of September 30, 2013 and for the nine months ended September 30, 2013 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year, and the historical results presented below are not necessarily indicative of the results to be expected in any future period.

Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the related notes, included elsewhere in this prospectus. The share and per-share information set forth below gives effect to the Recapitalization.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Statements of Operations Data:
Total revenues	$24,497,456	$35,112,859	$44,199,779	$40,017,827	$47,582,144
Net loss	(7,078,560)	(6,238,188)	(8,870,732)	(11,945,363)	(15,809,720)
Net loss available to common stockholders	(7,357,653)	(6,518,191)	(9,244,724)	(13,502,038)	(19,518,100)
Per-share data—basic and diluted:
Net loss available to common stockholders	(0.58)	(0.51)	(0.73)	(1.18)	(2.14)
Weighted-average common shares outstanding	12,705,791	12,744,956	12,741,822	11,395,632	9,122,648

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Other Data:
Adjusted EBITDA (1)	$3,549,575	$13,698,430	$15,468,471	$7,169,366	$10,509,644
Capital expenditures—excluding acquisitions	408,053	487,800	530,741	530,927	1,040,927
Capital expenditures—acquisitions	1,747,080	22,474,257	22,523,861	1,095,623	—
Cash flows provided by (used in):
Operating activities	2,417,675	10,493,153	11,425,870	4,572,131	5,154,517
Investing activities	(1,392,270)	(17,812,468)	(18,342,419)	(536,033)	(937,989)
Financing activities	(1,066,654)	12,073,383	11,288,668	(5,976,092)	(1,064,439)

	September 30, 2013
	Historical	As Adjusted(3)
Balance Sheet Data:
Cash and cash equivalents	$11,179,843	$11,179,843
Restricted cash and cash equivalents	1,287,201	1,287,201
Total assets	344,197,545	344,197,545
Total liabilities (2)	140,506,231	52,885,380
Total stockholders’ equity (2)	203,691,314	291,312,166
Outstanding debt (2)	132,356,123	44,735,271
Outstanding long-term debt (2)	132,356,123	44,735,271
Ratio of total debt to market capitalization (2)	n/a	11.8%

(1)	See “Selected Consolidated Financial Data” for the definition of Adjusted EBITDA, for information regarding why we present this non-GAAP measure and for a reconciliation to net loss.
(2)	Each $0.75 increase or decrease in the assumed public offering price of $14.25 per share, which is the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the pro forma amount of our total liabilities, total stockholders’ equity, outstanding debt, outstanding long-term debt and total market capitalization by approximately $7.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us.
(3)	As adjusted to give effect to this offering and the use of the net proceeds from this offering as set forth in “Use of Proceeds,” assuming a public offering price of $14.25 per share, which is the midpoint of the range set forth on the cover of this prospectus.

RISK FACTORS

An investment in shares of our Class A common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in shares of our Class A common stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, financial condition, results of operations and our ability to make distributions to our stockholders could be materially and adversely affected. In that case, the trading price of shares of our Class A common stock could decline significantly and you could lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business and Operations

The cyclical nature of the forest products industry could impair our operating results.

Our operating results are affected by the cyclical nature of the forest products industry. Unlike other REITs that are parties to leases and other contracts providing for relatively stable payments over a period of years, our operating results depend on prices for timber that can experience significant variation and that have been historically volatile. Like other participants in the forest products industry, we have limited direct influence over the timing and extent of price changes for cellulose fiber, timber, and wood products. Although some of the supply agreements we have or expect to enter into in the future fix the price of our harvested timber for a period of time, these contracts may not protect us from the long-term effects of price declines and may restrict our ability to take advantage of price increases.

The demand for timber and wood products is affected primarily by the level of new residential construction activity, the supply of manufactured timber products, including imports of timber products, and, to a lesser extent, repair and remodeling activity and other commercial and industrial uses. The demand for timber also is affected by the demand for wood chips in the pulp and paper markets and for hardwood in the furniture and other hardwood industries. The demand for cellulose fiber is related to the demand for disposable products such as diapers and feminine hygiene products. These activities are, in turn, subject to fluctuations due to, among other factors:

•	changes in domestic and international economic conditions;

•	interest and currency rates;

•	population growth and changing demographics; and

•	seasonal weather cycles (for example, dry summers and wet winters).

Decreases in the level of residential construction activity generally reduce demand for logs and wood products. This can result in lower revenues, profits, and cash flows. In addition, increases in the supply of logs and wood products, at both the local and national level, during favorable price environments also can lead to downward pressure on prices. Timber owners generally increase production volumes for logs and wood products during favorable price environments. Such increased production, however, when coupled with even modest declines in demand for these products in general, could lead to oversupply and lower prices. For example, wood products are subject to increasing competition from a variety of substitute products, including non-wood and engineered wood products. Oversupply can result in lower revenues, profits, and cash flows to us and could negatively impact our results of operations.

We have not paid cash distributions to our stockholders since our inception and our cash distributions are not guaranteed and may fluctuate.

Our board of directors, in its sole discretion, determines the amount of the distributions (including the determination of whether to retain net capital gains income) to be provided to our stockholders and has not authorized a cash distribution since our inception. Our board will determine whether to authorize a distribution and the amount of such distribution based on its consideration of a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures, harvest levels, changes in the price and demand for our products and general market demand for timberlands, including those timberlands that have higher-and-better uses. In addition, our board of directors may choose to retain operating cash flow for investment purposes, working capital reserves or other purposes, and these retained funds, although increasing the value of our underlying assets, may not correspondingly increase the market price of our Class A common stock. Consequently, our distribution levels may fluctuate. Our failure to meet the market’s expectations with regard to future cash distributions likely would adversely affect the market price of our Class A common stock.

In addition, we have provided an estimated range of our initial cash distribution in the section entitled “Distribution Policy.” We do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity. Our estimates may not prove accurate and actual distributions may be significantly less than our estimated range.

We are substantially dependent on our business relationship with MeadWestvaco, and our continued success will depend on its economic performance.

We entered into the timber agreements with MeadWestvaco in connection with the acquisition of our timberlands. The timber agreements provide that we will sell (through CatchMark Timber TRS) specified amounts of timber to a subsidiary of MeadWestvaco, subject to market pricing adjustments and certain early termination rights of the parties. The timber agreements are intended to ensure a long-term source of supply of wood fiber products for MeadWestvaco in order to meet its paperboard and lumber production requirements at specified mills and provide us with a reliable customer for the wood products from our timberlands. Our financial performance is substantially dependent on the economic performance of MeadWestvaco as a consumer of our wood products. Approximately 54% of our net timber sales revenue for 2012 was derived from the timber agreements, which significantly exceeded the minimum amount of timber that MeadWestvaco was required to purchase pursuant to the timber agreements. If MeadWestvaco does not continue to purchase significantly more than the minimum amount of timber it is required to purchase from us, or if MeadWestvaco becomes unable to purchase the required minimum amount of timber from us, there could be a material adverse effect on our business and financial condition.

In addition, in the event of a force majeure impacting MeadWestvaco, which is defined by the timber agreements to include, among other things, lightning, fires, storms, floods, infestation, other acts of God or nature, power failures and labor strikes or lockouts by employees, the amount of timber that MeadWestvaco is required to purchase in the calendar year would be reduced pro rata based on the period during which the force majeure was in effect and continuing. If the force majeure is in effect and continuing for 15 days or more, MeadWestvaco would not be required to purchase the timber that was not purchased during the force majeure period. If the force majeure is in effect and continuing for fewer than 15 days, MeadWestvaco would have up to 180 days after the termination of the force majeure period to purchase the timber that was not purchased during the force majeure period. As a result, the occurrence of a force majeure under the terms of the timber agreements could adversely impact our business and financial condition.

We have completed only two significant timberland property acquisitions and may be unsuccessful in executing our investment strategy.

We have completed only two significant acquisitions of timberland properties and we intend to pursue investments in strategic timberlands when market conditions warrant. Our ability to identify and acquire desirable timberlands depends upon the performance of our management team in the selection of our investments. As with any investment, our future acquisitions, if any, may not perform in accordance with our expectations. In addition, we anticipate financing such acquisitions through proceeds from equity or debt offerings (including offerings of partnership units by our operating partnership), borrowings, cash from operations, proceeds from asset dispositions, or any combination thereof. Our inability to finance future acquisitions on favorable terms or the failure of any acquisitions to conform to our expectations, could adversely affect our results of operations.

We depend on external sources of capital for future growth and our ability to access the capital markets is unproven.

Our ability to finance our growth is dependent to a significant degree on external sources of capital and as a company that has not listed any of its shares on a national securities exchange prior to this offering, our ability to access the capital markets is unproven. Our ability to access such capital on favorable terms could be hampered by a number of factors, many of which are outside of our control, including, without limitation, a decline in general market conditions, decreased market liquidity, increases in interest rates, an unfavorable market perception of our growth potential, a decrease in our current or estimated future earnings or a decrease in the market price of our common stock. In addition, our ability to access additional capital may be limited by the terms of our bylaws, which restrict our incurrence of debt, and by our existing indebtedness, which, among other things, restricts our incurrence of debt and the payment of dividends. Any of these factors, individually or in combination, could prevent us from being able to obtain the capital we require on terms that are acceptable to us, and the failure to obtain necessary capital could materially adversely affect our future growth.

As a relatively small public company, our operating expenses are a larger percentage of our total revenues than many other public companies.

Our total assets as of September 30, 2013 were $344.2 million and our revenues for the nine months ended September 30, 2013 were $24.5 million. Because our company is smaller than many other publicly traded REITs, our operating expenses are, and we expect will continue to be, a larger percentage of our total revenues than many other public companies. If we are unable to access external sources of capital and grow our business, our operating expenses will have a greater effect on our financial performance and may reduce the amount of cash flow available to distribute to our stockholders.

Continued economic weakness from the severe recession that the U.S. economy recently experienced may materially and adversely affect our financial condition and results of operations.

The U.S. economy is still experiencing weakness from the severe recession that it recently experienced, which resulted in increased unemployment and a decline in timberland values. Although the U.S. economy has emerged from the recent recession, high levels of unemployment have persisted, and timberland values have not fully recovered to pre-recession levels and may not for a number of years. If the economic recovery slows or stalls, we may continue to experience downward pressure on the amounts we are able to charge our customers.

We are dependent on Forest Resource Consultants to manage our timberlands.

We and CatchMark Timber TRS are parties to a timberland operating agreement with Forest Resource Consultants, Inc., or FRC, which we renew on a yearly basis. Pursuant to this agreement, we depend upon FRC to manage and operate our timberlands and related timber operations, and to ensure delivery of timber to MeadWestvaco and other timber purchasers. To the extent we lose the services of FRC, we are unable to obtain the services of FRC at a reasonable price or FRC does not perform the services in accordance with the timberland operating agreement, our results of operations may be adversely affected.

Our real estate investment activity is concentrated in timberlands, making us more vulnerable economically than if our investments were diversified.

We have only acquired timberlands and expect to make additional timberlands acquisitions in the future. We are subject to risks inherent in concentrating investments in real estate. The risks resulting from a lack of diversification become even greater as a result of our strategy to invest primarily, if not exclusively, in timberlands. A downturn in the real estate industry generally or the timber or forest products industries specifically could reduce the value of our properties and could require us to recognize impairment losses from our properties. A downturn in the timber or forest products industries also could prevent our customers from making payments to us and, consequently, would prevent us from meeting debt service obligations or making distributions to our stockholders. The risks we face may be more pronounced than if we diversified our investments outside real estate or outside timberlands.

Our timberlands are located in Georgia and Alabama, and adverse economic and other developments in that area could have a material adverse effect on us.

All of our timberlands are located in Georgia and Alabama. As a result, we may be susceptible to adverse economic and other developments in this region, including industry slowdowns, business layoffs or downsizing, relocations of businesses, changes in demographics, increases in real estate and other taxes and increased regulation, any of which could have a material adverse effect on us.

In addition, the geographic concentration of our property makes us more susceptible to adverse impacts from a single natural disaster such as fire, hurricane, earthquake, insect infestation, drought, disease, ice storms, windstorms, flooding and other factors that could negatively impact our timber production.

We have only recently completed our transition to self-management, and therefore we have not established a track record with our new management team.

On October 25, 2013, we completed our transition to self-management and hired a management team and other employees to run our company. Two of our executive officers, Jerry Barag (our Chief Executive Officer and President) and John F. Rasor (our Chief Operating Officer and Secretary) had no affiliation with us or Wells TIMO until they commenced providing consulting services to us in August 2013. As a result, we have a limited track record with the new members of our management team and we may experience difficulties in integrating these individuals into our company. In addition, two of our three executive officers have not previously served as executive officers of a publicly traded company. If our management team does not perform as we expect, our results of operations will be adversely affected.

Our results of operations could be negatively impacted by our transition to self-management and the listing of our shares on the NYSE.

As a result of our transition to self-management, we no longer bear the costs of the various fees and expense reimbursements previously paid to Wells TIMO; however, our expenses now include the compensation and benefits of our officers, employees and consultants, as well as overhead previously paid by Wells TIMO. Furthermore, these employees provide us services historically provided by Wells TIMO. We cannot assure you that we will be able to provide those services at the same level as were provided to us prior to our transition to self-management, and our costs for these services may be greater than these costs were prior to our transition to self-management. In addition, there may be unforeseen costs, expenses and difficulties associated with providing those services on a self-managed basis. We will also be obligated to incur additional costs when we list our shares of Class A common stock on the NYSE upon the completion of this offering, such as listing fees and other compliance costs. If the expenses we incur as a result of our transition to self-management and the listing of our shares of common stock on the NYSE are higher than we anticipate, our results of operations may be adversely affected.

In connection with our transition to self-management, we and our operating partnership entered into a transition services agreement and an office sublease with Wells REF for Wells REF to provide services to us, and the termination of these agreements or the failure of Wells REF to provide these services could adversely impact our operations.

In connection with our transition to self-management, we and our operating partnership entered into a transition services agreement with Wells REF for Wells REF and its affiliates to provide services to us that enable us to operate as an independent company. This agreement requires Wells REF to provide services to us that include accounting, financial reporting, investor relations and stockholder support, information technology services, various administrative functions and other services for eight months. Our operating partnership has also entered into a sublease with Wells REF pursuant to which Wells REF subleases our corporate headquarters to us through March 31, 2014. The early termination of these agreements or the failure of Wells REF to provide these services to us could adversely impact our operations.

A large portion of Wells REF’s income was derived under a consulting agreement with Columbia Property Trust, Inc., or Columbia. Columbia is a mature real estate investment program sponsored by Wells REF that reported $5.6 billion of assets as of June 30, 2013. Effective February 28, 2013, Columbia transitioned to self-management and no longer relies on Wells REF other than for consulting and investor relations services, which services are performed pursuant to agreements that expire on December 31, 2013. Wells REF does not expect to receive significant compensation from Columbia beyond December 31, 2013. Wells REF does not expect to replace that income from other sources. There is no guarantee that Wells REF will continue to have the financial resources to continue to provide services to us. A decline in the level of service provided by Wells REF could impair our operating results and could ultimately have an adverse effect on the value of our Class A common stock.

We depend on the efforts and expertise of our key executive officers and would be adversely affected by the loss of their services.

We depend on the efforts and expertise of our Chief Executive Officer, our Chief Operating Officer and our Chief Financial Officer, to execute our business strategy and we cannot guarantee their continued service. The loss of their services, and our inability to find suitable replacements, would have an adverse effect on our business.

If we fail to maintain an effective system of disclosure controls and procedures and integrated internal controls, we may not be able to report our financial results accurately, which could have a material adverse effect on us.

We are required to report our operations on a consolidated basis under GAAP. If we fail to maintain proper overall business controls, our results of operations could be harmed or we could fail to meet our reporting obligations. In addition, the existence of a material weakness or significant deficiency could result in errors in our financial statements that could require a restatement, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, which could have a material adverse effect on us. In addition, we will have to modify our disclosure controls and procedures and internal controls in connection with our transition to self-management, which may increase the risk to us of experiencing a significant deficiency or material weakness in our internal controls or failing to maintain effective disclosure controls and procedures. If we fail to establish and maintain such new controls effectively, we may experience inaccuracies or delays in our financial reporting. In the case of any joint ventures we might enter into, we may also be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputation damage relating to, overall business controls, that are not under our control which could have a material adverse effect on us. In addition, we rely on FRC and its systems to provide us with certain information related to our operations, including our timber sales. Although we review such information prior to incorporating it into our accounting systems, we cannot assure the accuracy of such information. If FRC’s systems fail to accurately report to us the information on which we rely, we may not be able to accurately report our financial results, which could have a material adverse effect on us.

If issues arise during our transition to a new vendor of certain of our information technology systems, including our accounting technology, our operating results and ability to manage our business effectively could be adversely affected.

As a result of our transition to self-management, we are implementing a new information technology system which includes new accounting software. As we implement the new system, we may experience temporary interruptions or failures in our systems that could adversely impact our operating results and our ability to report accurate financial results in a timely manner. There is no assurance that the new systems will operate as designed, which could result in an adverse impact on our operating results, cash flows and financial condition.

We have experienced aggregate net losses attributable to our common stockholders, including approximately $49.6 million between January 1, 2010 and September 30, 2013, and we may experience future losses.

We had net losses attributable to our common stockholders of approximately $7.4 million, $9.2 million, $13.5 million and $19.5 million for the nine months ended September 30, 2013 and for the years ended December 31, 2012, 2011 and 2010, respectively. If we continue to incur net losses in the future or such losses increase, our financial condition, results of operations, cash flow and our ability to service our indebtedness and make distributions to our stockholders would be materially and adversely affected, any of which could adversely affect the market price of our Class A common stock.

We are subject to the credit risk of our customers. The failure of any of our customers to make payments due to us under supply agreements could have an adverse impact on our financial performance.

Current and future customers who agree to purchase our timber under supply contracts will range in credit quality from high to low. We assume the full credit risk of these parties, as we have no payment guarantees under the contract or insurance if one of these parties fails to make payments to us. While we intend to continue acquiring timberlands in well-developed and active timber markets with access to numerous customers, we may not be successful in this endeavor. Depending upon the location of any additional timberlands we acquire and the supply agreements we enter into, our supply agreements may be concentrated among a small number of customers. Even though we may have legal recourse under our contracts, we may not have any practical recourse to recover payments from some of our customers if they default on their obligations to us. Any bankruptcy or insolvency of our customers, or failure or delay by these parties to make payments to us under our agreements, would cause us to lose the revenue associated with these payments and adversely impact our cash flow, financial condition and results of operations.

We intend to sell portions of our timberlands, either because they are HBU properties or in response to changing conditions, but if we are unable to sell these timberlands promptly or at the price that we anticipate, our land sale revenues may be reduced, which could reduce the cash available for distribution to our stockholders.

On an annual basis, we intend to sell approximately 1% to 2% of our fee timberland acreage, specifically timberlands that we have determined have become more valuable for development, recreational, conservation and other uses than for growing timber, which we refer to as HBU properties. We intend to use the proceeds from these sales to support our distributions to our stockholders. We may also sell portions of our timberland from time to time in response to changing economic, financial or investment conditions. Because timberlands are relatively illiquid investments, our ability to promptly sell timberlands is limited. The following factors, among others, may adversely affect the timing and amount of our income generated by sales of our timberlands:

•	general economic conditions;

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availability of funding for governmental agencies, developers, conservation organizations, individuals and others to purchase our timberlands for recreational, conservation, residential or other purposes;

•	local real estate market conditions, such as oversupply of, or reduced demand for, properties sharing the same or similar characteristics as our timberlands;

•	competition from other sellers of land and real estate developers;

•	weather conditions or natural disasters having an adverse effect on our properties;

•	relative illiquidity of real estate investments;

•	forestry management costs associated with maintaining and managing timberlands;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	impact of federal, state and local land use and environmental protection laws;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances, and the related costs of compliance with laws and regulations, fiscal policies and ordinances; or

•	it may be necessary to delay sales in order to minimize the risk that gains would be subject to the 100% prohibited transactions tax.

In acquiring timberlands and in entering into long-term supply agreements, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond quickly to market opportunities could adversely impact our results of operations and reduce our cash available to pay distributions to our stockholders.

Large-scale increases in the supply of timber may affect timber prices and reduce our revenues.

The supply of timber available for sale in the market could increase for a number of reasons, including producers introducing new capacity or increasing harvest levels. Some governmental agencies, principally the U.S.D.A. Forest Service and the U.S. Department of the Interior’s Bureau of Land Management, own large amounts of timberlands. If these agencies choose to sell more timber from their holdings than they have been selling in recent years, timber prices could fall and our revenues could be reduced. Any large reduction in the revenues we expect to earn from our timberlands would reduce the returns, if any, we are able to achieve for our stockholders.

Uninsured losses relating to the timberlands we own and may acquire may reduce our stockholders’ returns.

The volume and value of timber that can be harvested from the timberlands we own and may acquire may be limited by natural disasters such as fire, hurricane, earthquake, insect infestation, drought, disease, ice storms, windstorms, flooding, and other weather conditions and natural disasters, as well as other causes such as theft, trespass, condemnation, or other casualty. We do not intend to maintain insurance for any loss to our standing timber from natural disasters or other causes. Any funds used for such losses would reduce cash available for distributions to our stockholders.

The forest products industry and the market for timberlands are highly competitive, which could force us to pay higher prices for our properties or limit the amount of suitable timberlands we are able to acquire and thereby reduce our profitability and the return on an investment in us.

The forest products industry is highly competitive in terms of price and quality. We have only made two significant timberland property acquisitions. To the extent that we have access to capital to make acquisitions, we will be competing for timberlands with other entities, including traditional corporations and REITs, forestry products companies, real estate limited partnerships, pension funds and their advisors, bank and insurance company investment accounts, individuals, and other entities. Many of our competitors have more experience, greater financial resources, and a greater ability than we do to borrow funds to acquire properties. In recent years, the timberland investment business has experienced increasing competition for the purchase of timberlands from both commercial and residential real estate developers as a result of urban and suburban expansion. We expect this trend to continue. Many real estate developers have substantially greater financial resources than our company. In addition, many developers tend to use high relative amounts of leverage to acquire development parcels, which we may not be willing or able to incur. Purchases of timberland parcels for development not only reduce the amount of suitable timberland investment properties, but also tend to separate larger, existing timberlands into smaller units, which have reduced economies of scale and are less desirable for harvesting and the future marketability of the property for timber harvesting or other uses. Competition from real estate developers and others limits the amount of suitable timberland investments available for us to acquire, and any increase in the prices we expect to pay for timberland may reduce the returns, if any, we are able to achieve for our stockholders.

Harvesting our timber may be subject to limitations that could adversely affect our results of operations.

Our primary assets are our timberlands. Weather conditions, timber growth cycles, property access limitations, availability of contract loggers and haulers, and regulatory requirements associated with the protection of wildlife and water resources may restrict our ability to harvest our timberlands. Other factors that may restrict our timber harvest include damage to our standing timber by fire, hurricane, earthquake, insect infestation, drought, disease, ice storms, windstorms, flooding and other weather conditions and natural disasters. Changes in global climate conditions could intensify one or more of these factors. Although damage from such causes usually is localized and affects only a limited percentage of standing timber, there can be no assurance that any damage affecting our timberlands will in fact be so limited. As is common in the forest products industry, we do not maintain insurance coverage for damage to our timberlands. Furthermore, we may choose to invest in timberlands that are intermingled with sections of federal land managed by the U.S.D.A. Forest Service or other private owners. In many cases, access might be achieved only through a road or roads built across adjacent federal or private land. In order to access these intermingled timberlands, we would need to obtain either temporary or permanent access rights to these lands from time to time. Our revenue, net income, and cash flow from our operations will be dependent to a significant extent on the continued ability to harvest timber on our timberlands at adequate levels and in a timely manner. Therefore, if we were to be restricted from harvesting on a significant portion of our timberlands for a prolonged period of time, or if material damage to a significant portion of our standing timber were to occur, then our results of operations could be adversely affected.

We face possible liability for environmental clean-up costs and wildlife protection laws related to the timberlands we acquire, which could increase our costs and reduce our profitability and cash distributions to our stockholders.

Our business is subject to laws, regulations, and related judicial decisions and administrative interpretations relating to, among other things, the protection of timberlands, endangered species, timber harvesting practices, recreation and aesthetics and the protection of natural resources, air and water quality that are subject to change and frequently enacted. These changes may adversely affect our ability to harvest and sell timber, and remediate contaminated properties. We are subject to regulation under, among other laws, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act of 1980, the National Environmental Policy Act, and the Endangered Species Act, as well as comparable state laws and regulations. Violations of various statutory and regulatory programs that apply to our operations could result in civil penalties; damages, including natural resource damages; remediation expenses; potential injunctions; cease-and-desist orders; and criminal penalties.

Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to the person’s negligence or fault. We may acquire timberlands subject to environmental liabilities, such as clean-up of hazardous substance contamination and other existing or potential liabilities of which we are not aware, even after investigations of the properties. We may not be able to recover any of these liabilities from the sellers of these properties. The cost of these clean-ups could therefore increase our operating costs and reduce our profitability and cash available to make distributions to our stockholders. The existence of contamination or liability also may materially impair our ability to use or sell affected timberlands.

The Endangered Species Act and comparable state laws protect species threatened with possible extinction. At least one species present on our timberlands has been, and in the future more may be, protected under these laws. Protection of threatened and endangered species may include restrictions on timber harvesting, road-building, and other forest practices on private, federal, and state land containing the affected species. The size of the area subject to restriction varies depending on the protected species at issue, the time of year, and other factors, but can range from less than one acre to several thousand acres.

The Clean Water Act regulates the direct and indirect discharge of pollutants into the waters of the United States. Under the Clean Water Act, it is unlawful to discharge any pollutant from a “point source” into navigable waters of the United States without a permit obtained under the National Pollutant Discharge Elimination System permit program of the Environmental Protection Agency, or the EPA. Storm water from roads supporting timber operations that is conveyed through ditches, culverts and channels are exempted by EPA rule from this permit requirement, leaving these sources of water discharge to state regulation. The scope of these state regulations vary by state and are subject to change, and the EPA’s exemption has recently been subject to legal challenges and legislative responses. To the extent we are subject to future federal or state regulation of storm water runoff from roads supporting timber operations, our operational costs to comply with such regulations could increase and our results of operations could be adversely affected.

We may be unable to obtain accurate data on the volume and quality of the standing timber on a property that we intend to acquire, which may impair our ability to derive the anticipated benefits from the timberlands.

The quality and reliability of data concerning timberlands varies greatly. Professional foresters collect data on species, volumes, and quantities of timber on a particular property by conducting “cruises” through the property. During these cruises, foresters sample timber stands at specified intervals and locations that have been pre-determined by forest statisticians. A cruise that is poorly designed or executed can result in misleading data. In addition, errors in compiling the data may lead to erroneous estimates of the volume and quality of the timber on a particular property. The latest inventory data available at the time of a timberland transaction may be based on cruises that are more than one year old. Timberland cruises are time-consuming and expensive, and, as a result, are usually not conducted on an annual basis. Consequently, timber inventories are often updated without a cruise by subtracting out the volume of timber that was harvested (usually an accurate number) and by adding in the volume of estimated tree growth (usually a less accurate number than the removal number). We may not be able to require an adjustment to the property purchase price from the seller if a post-acquisition cruise reveals a significant difference in timber volumes or quality from the pre-acquisition data. If we are unable to obtain or develop accurate and reliable data related to the timberlands in which we invest, then our assumptions, forecasts, and valuations relating to those timberlands will be inaccurate. As a result, we may not be able to realize the anticipated returns from those timberlands or to sell the property for the price that we anticipated, which could negatively impact our financial condition and results of operations.

Our estimates of the timber growth rates on our properties may be inaccurate, which would impair our ability to realize expected revenues from those properties.

We rely upon estimates of the timber growth rates and yield when acquiring and managing timberlands. These estimates are central to forecasting our anticipated timber revenues and expected cash flows. Growth rates and yield estimates are developed by forest statisticians using measurements of trees in research plots on a property. The growth equations predict the rate of height and diameter growth of trees so that foresters can estimate the volume of timber that may be present in the tree stand at a given age. Tree growth varies by soil type, geographic area, and climate. Inappropriate application of growth equations in forest management planning may lead to inaccurate estimates of future volumes. If these estimates are inaccurate, our ability to manage our timberlands in a profitable manner will be diminished, which may cause our results of operations to be adversely affected.

Changes in assessments, property tax rates and state property tax laws may reduce our net income and our ability to make distributions to our stockholders.

Our expenses may be increased by assessments of our timberlands and changes in property tax laws. We generally intend to hold our timberlands for a substantial amount of time. Property values tend to increase over time, and as property values increase, the related property taxes generally also increase, which would increase the amount of taxes we pay. In addition, changes to state tax laws or local initiatives could also lead to higher tax rates on our timberlands. Because each parcel of a large timberland property is independently assessed for property tax purposes, our timberlands may receive a higher assessment and be subject to higher property taxes. In some cases, the cost of the property taxes may exceed the income that could be produced from that parcel if we continue to hold it as timberland. If our timberlands become subject to higher tax rates, such costs could have a material adverse effect on our financial condition, results of operations and ability to make distributions to our stockholders.

Changes in land uses in the vicinity of our timberlands may increase the amount of the property that we classify as HBU properties, and property tax regulations may reduce our ability to realize the values of those HBU properties.

An increase in the value of other properties in the vicinity of our timberlands may prompt us to sell parcels of our land as HBU properties. Local, county and state regulations may prohibit us from, or penalize us for, selling a parcel of timberland for real estate development. Some states regulate the number of times that a large timberland property may be subdivided within a specified time period, which would also limit our ability to sell our HBU property. In addition, in some states timberland is subject to certain property tax policies that are designed to encourage the owner of the timberland to keep the land undeveloped. These policies may result in lower taxes per acre for our timberlands as long as they are used for timber purposes only. However, if we sell a parcel of timberland in such states as HBU property, we may trigger tax penalties, which could require us to repay all of the tax benefits that we have received. Our inability to sell our HBU properties on terms that are favorable to us could negatively affect our financial condition and our ability to make distributions to our stockholders.

We may be unable to properly estimate non-timber revenues from any properties that we acquire, which would impair our ability to acquire attractive properties, as well as our ability to derive the anticipated revenues from those properties.

If we acquire additional properties, we likely will expect to realize revenues from timber and non-timber-related activities, such as the sale of conservation easements and recreational leases. Non-timber activities can contribute significantly to the revenues that we derive from a particular property. We will rely on estimates to forecast the amount and extent of revenues from non-timber-related activities on our timberlands. If our estimates concerning the revenue from non-timber-related activities are incorrect, we will not be able to realize the projected revenues. If we are unable to realize the level of revenues that we expect from non-timber activities, our revenues from the underlying timberland would be less than expected and our results of operations and ability to make distributions to our stockholders may be negatively impacted.

Actions of a joint venture partner could reduce the returns on our joint venture investments and adversely affect our results of operations.

We may participate in joint venture transactions from time to time, including but not limited to joint ventures involving the ownership and management of timberlands. Any joint venture involves risks including, but not limited to, the risk that one or more of our joint venture partners takes actions that are contrary to our agreed upon terms, our instructions to them or to our policies or objectives, any one of which could cause adverse consequences for us.

The impacts of any climate-related legislation or regulation remain uncertain at this time.

There are several international, federal and state-level proposals addressing domestic and global climate issues. Generally, such proposals in the United States could impose regulation or taxation on the production of carbon dioxide and other “greenhouse gases” in an attempt to reduce emissions to the atmosphere, and provide tax and other incentives to produce and use more “clean energy.” Any future legislative and regulatory activity in this area could, in some way, affect us, but it is unclear at this time whether any such impact would be positive, negative or significant.

If we sell properties and provide financing to purchasers, defaults by the purchasers would decrease our cash flows and limit our ability to make distributions to our stockholders.

In some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our financial performance. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or our reinvestment of such proceeds in other assets, will be delayed until the promissory notes or other property we may accept upon a sale are actually paid, sold, refinanced, or otherwise disposed of.

Any international investments we make will be subject to changes in global market trends that could adversely impact our ability to make distributions to our stockholders.

We may determine to acquire timberlands located in timber-producing regions outside the United States. These international investments could cause our business to be subject to unexpected, uncontrollable and rapidly changing events and circumstances in addition to those experienced in U.S. locations. Adverse changes in the following factors, among others, could have a negative impact on our business, results of operations, and our financial condition:

•	effects of exposure to currency other than U.S. dollars, due to having non-U.S. customers and foreign operations;

•	potentially adverse tax consequences, including restrictions on the repatriation of earnings;

•	regulatory, social, political, labor or economic conditions in a specific country or region; and

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trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, and import and export licensing requirements.

Risks Related to Our Organizational Structure

Our board of directors may change significant corporate policies without stockholder approval.

Our investment, financing, borrowing and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, are determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of our board of directors without a vote of our stockholders. As a result, the ability of our stockholders to control our policies and practices is extremely limited. We could make investments and engage in business activities that are different from, and possibly riskier than, the investments and businesses described in this prospectus. In addition, our board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal and regulatory requirements, including the listing standards of the NYSE. A change in these policies could have an adverse effect on our financial condition, results of operations, cash flows, per share trading price of our Class A common stock and ability to satisfy our debt service obligations and to make distributions to our stockholders.

Our board of directors may increase the number of authorized shares of stock and issue stock without stockholder approval, including in order to discourage a third party from acquiring our company in a manner that could result in a premium price to our stockholders.

Subject to applicable legal and regulatory requirements, our charter authorizes our board of directors, without stockholder approval, to amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock and to set the preferences, rights and other terms of such classified or unclassified shares. As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. In addition, our board of directors could establish a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders may believe is in their best interests.

In order to preserve our status as a REIT, our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price for our common stock or otherwise benefit our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT for federal income tax purposes. Unless exempted by our board of directors (prospectively or retroactively), no person may actually or constructively own more than 9.8% of the outstanding shares of our capital stock or more than 9.8% (by value or number of shares, whichever is more restrictive) of the outstanding shares of our common stock. This restriction may have the effect of delaying, deferring or preventing a change in control of our company, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our common stock or otherwise be in the best interest of our stockholders.

Certain provisions of Maryland law could inhibit changes in control of us, which could lower the value of our Class A common stock.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting or deterring a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

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“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding stock) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter may impose supermajority stockholder voting requirements unless certain minimum price conditions are satisfied; and

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“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of our board of directors, and in the case of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, following our opt out, in the future, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and our board of directors may, by amendment to our bylaws and without stockholder approval, opt in to the control share provisions of the MGCL.

Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then current market price.

In addition, the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our stockholders may believe to be in their best interests. Likewise, if our board of directors were to opt in to the business combination provisions of the MGCL or the provisions of Title 3, Subtitle 8 of the MGCL, or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were rescinded by our board of directors, these provisions of the MGCL could have similar anti-takeover effects. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.

Maryland law provides that a director or officer has no liability in that capacity if he or she satisfies his or her duties to us. As permitted by the MGCL, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter obligates us to indemnify our directors and officers for actions taken by them in that capacity to the maximum extent permitted by Maryland law. The indemnification agreements that we entered into with our directors and certain of our officers also require us to indemnify these directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholder may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited. In addition, we are obligated to advance the defense costs incurred by our directors and our officers, and may, in the discretion of our board of directors, advance the defense costs incurred by our employees and other agents in connection with legal proceedings.

Risks Related to Our Debt Financing

We have a substantial amount of indebtedness outstanding, which could adversely affect our financial health and operating flexibility.

In September 2012, we borrowed approximately $133.0 million from CoBank to refinance the outstanding loan balance and to partially fund a property acquisition related to a portion of our timberlands that we held pursuant to a ground lease. As of September 30, 2013, the CoBank loan had a principal balance of approximately $132.4 million, which we must repay on or before August 11, 2018. The CoBank loan is secured by, among other things, a first priority security interest in our timberlands. We intend to repay approximately $87.6 million of the CoBank loan using the proceeds of this offering. CoBank, the lead arranger under our existing senior secured loan, and AgFirst, the syndication agent for the CoBank loan, have agreed to arrange for, and are participating in a syndicate of lenders that have committed to provide the new credit facility, a senior secured credit facility of up to $212.4 million. The new credit facility will include a revolving credit facility of up to $15.0 million, a multi-draw credit facility of up to $150 million, and the remaining amount outstanding under our existing term loan credit facility after paying down the facility with a portion of the net proceeds from this offering. We intend to use the new $150.0 million multi-draw credit facility for future timberland acquisitions. The closing of the new credit facility is subject to a number of conditions, including the completion of this offering.

Our substantial indebtedness and any indebtedness we may incur in the future could have important consequences to us and the trading price of our Class A common stock, including:

•	limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy or other purposes;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;

•	increasing our vulnerability to general adverse economic and industry conditions, including increases in interest rates;

•	limiting our ability to capitalize on business opportunities, including the acquisition of additional properties, and to react to competitive pressures and adverse changes in government regulation;

•	limiting our ability or increasing the costs to refinance indebtedness;

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limiting our ability to enter into marketing and hedging transactions by reducing the number of counterparties with whom we can enter into such transactions as well as the volume of those transactions;

•	forcing us to dispose of one or more properties, possibly on disadvantageous terms;

•	forcing us to sell additional equity securities at prices that may be dilutive to existing stockholders;

•

causing us to default on our obligations or violate restrictive covenants, in which case the lenders or mortgagees may accelerate our debt obligations, foreclose on the properties that secure their loans and take control of our properties that secure their loans and collect rents and other property income; and

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in the event of a default under any of our recourse indebtedness or in certain circumstances under our mortgage indebtedness, we would be liable for any deficiency between the value of the property securing such loan and the principal and accrued interest on the loan.

If any one of these events were to occur, our financial condition, results of operations, cash flow and our ability to satisfy our principal and interest obligations could be materially and adversely affected.

Our financial condition could be adversely affected by financial and other covenants and other provisions under the CoBank loan or other debt agreements.

The CoBank loan agreement requires compliance with certain financial and operating covenants, including, among other things, covenants that require us to maintain certain leverage and coverage ratios and covenants that prohibit or restrict our ability to incur additional indebtedness, grant liens on our real or personal property, make certain investments, dispose of our assets and enter into certain other types of transactions. The CoBank loan also prohibits us from declaring, setting aside funds for, or paying any dividend, distribution, or other payment to our stockholders other than as required to maintain our REIT qualification if our LTV ratio is greater than or equal to 40%. So long as our LTV ratio remains below 40% and we maintain a minimum fixed-charge coverage ratio of 1.05:1:00, we have the ability to declare, set aside funds for, pay dividends or distributions, or make other payments to our stockholders from operating cash flows on a discretionary basis after making scheduled payments of principal and interest on the loans and funding certain reserve accounts. These provisions could limit our ability to make distributions to our stockholders, obtain additional funds needed to address cash shortfalls or pursue growth opportunities or transactions that would provide substantial returns to our stockholders. The restrictions in the CoBank loan agreement may also prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. In addition, a breach of these covenants or other event of default would allow CoBank to accelerate payment of the loan. If payment is accelerated, our assets may not be sufficient to repay such debt in full and, as a result, such an event may have a material adverse effect on our financial condition. Given the restrictions in our debt covenants on these and other activities, we may be significantly limited in our operating and financial flexibility and may be limited in our ability to respond to changes in our business or competitive activities in the future.

We may incur additional indebtedness which could increase our business risks and may reduce the value of your investment.

We have acquired, and in the future may acquire, real properties by borrowing funds. In addition, we may incur mortgage debt and pledge some or all of our real properties as security for that debt to obtain funds to acquire additional real properties. We may also borrow funds if needed to satisfy the REIT tax qualification requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders. We may also borrow funds if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes. Our bylaws do not limit us from incurring debt until our aggregate debt would exceed 200% of our net assets.

Significant borrowings by us increase the risks of a stockholder’s investment. If there is a shortfall between the cash flow from our properties and the cash flow needed to service our indebtedness, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of a stockholder’s investment. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages or other indebtedness contains cross-collateralization or cross-default provisions, a default on a single loan could affect multiple properties.

Our decision to hedge against interest rate changes may have a material adverse effect on our financial results and condition, and there is no assurance that our hedges will be effective.

We have used interest rate hedging arrangements in the past in order to manage our exposure to interest rate volatility, and may in the future do so again. These hedging arrangements involve risk, including the risk that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes, that the amount of income that we may earn from hedging transactions may be limited by federal tax provisions governing REITs, and that these arrangements may result in higher interest rates than we would otherwise pay. Moreover, no amount of hedging activity can completely insulate us from the risks associated with changes in interest rates. Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.

High mortgage interest rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income, and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable interest rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans become due, or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Increases in interest rates could increase the amount of our debt payments and hinder our ability to pay distributions to our stockholders.

We have incurred significant indebtedness that accrues interest at a variable rate, and we may incur additional debt in the future. Interest we pay under the CoBank loan and any other debt we incur will reduce our operating cash flows and hinder our ability to make distributions to our stockholders. Additionally, if we incur additional variable-rate debt, increases in interest rates would increase our interest cost, which would reduce our cash flows and our ability to pay distributions to our stockholders. In addition, if we need to repay existing debt during periods of high interest rates, we could be required to sell one or more of our investments in order to repay the debt, which sale at that time might not permit realization of the maximum return on such investments.

Economic conditions may have an impact on our business, our financial condition, and our ability to obtain debt financing in ways that we currently cannot predict.

Turmoil in the global financial system may have an impact on our business and our financial condition. Despite improved access to capital for some companies, the capital and credit markets continue to be affected by extreme volatility and have experienced disruption during the past several years. The health of the global capital markets remains a concern. We have relied on debt financing to finance our timberlands. As a result of the uncertainties in the credit market, we may not be able to refinance our existing indebtedness or to obtain additional debt financing on attractive terms. If we are not able to refinance existing indebtedness on attractive terms at its maturity, we may be forced to dispose of some of our assets. Disruptions in the financial markets could have an impact on our interest rate swap agreements if our counterparties are forced to default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, or other reasons. We may be materially and adversely affected in the event of a significant default by one of our counterparties. In addition, depressed economic conditions could influence the levels of consumer spending and reduce the demand for goods produced from our wood, which would have a material adverse effect on our financial condition. Our ability to make future principal and interest payments on our debt depends upon our future performance, which is subject to general economic conditions; industry cycles; and financial, business, and other factors affecting our operations, many of which are beyond our control.

Federal Income Tax Risks

Failure to continue to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders and materially and adversely affect our financial condition and results of operations.

We believe that we have been organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and that our intended manner of ownership and operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. Our qualification as a REIT depends upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets, and other tests imposed by the Code. We cannot assure you that we will satisfy the requirements for REIT qualification in the future. Future legislative, judicial or administrative changes to the federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT.

Stockholders should be aware that qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. In 2012, we entered into an option agreement with a prospective buyer relating to the sale of a timberlands parcel and received a substantial option premium in connection therewith. If that option were to lapse unexercised, we would be required to include the premium in gross income. While an existing IRS regulation purports to treat premium income from a lapsed option on real estate as nonqualifying gross income for REIT purposes, at the time we entered into the option agreement, we obtained an opinion from one of our tax advisors concluding that if the option lapsed unexercised, the premium income more likely than not would be treated as gain from the sale of real property, and therefore qualifying income, for purposes of the 75% and 95% gross income tests. Such opinion is based, in part, on the subsequent enactment of a statutory provision which treats income from the lapse of an option on property as gain from the sale of a capital asset if the underlying property is a capital asset. If the option were to lapse unexercised, a court were to disagree with such opinion and the resulting nonqualifying gross income caused us to fail to satisfy either or both gross income tests, we would not lose our REIT status if we reasonably relied on a reasoned opinion of our tax advisor, and instead we would be subject to a tax equal to the amount by which such nonqualifying gross income causes us to fail the gross income tests, multiplied by a fraction intended to reflect our profitability. We believe this reasonable cause exception should apply in that event, although there can be no assurance that the Internal Revenue Service, or the IRS, or the courts would agree.

If we fail to qualify as a REIT for any taxable year, we will be subject to federal and state income tax on our taxable income, if any, at corporate rates and, possibly, penalties. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. To the extent we have taxable net income, losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. Our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock.

Even if we continue to qualify to be taxed as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flows.

Even if we continue to qualify to be taxed as a REIT for federal income tax purposes, we may be subject to some federal, state, and local taxes on our income or property. For example:

•

In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income (including net capital gain), we will be subject to federal and state corporate income tax on the undistributed income.

•

We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income, and 100% of our undistributed income from prior years.

•

If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other nonqualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

•

If we sell a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain may be subject to the 100% “prohibited transaction” tax.

•	Our taxable REIT subsidiaries will be subject to tax on their taxable income.

Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on stockholders’ investments.

As a REIT, we would be subject to a 100% tax on any net income from “prohibited transactions.” In general, prohibited transactions are sales or other dispositions of property to customers in the ordinary course of business. Delivered logs, if harvested and sold by a REIT directly, would likely constitute property held for sale to customers in the ordinary course of business and would, therefore, be subject to the prohibited transactions tax if sold at a gain. Accordingly, under the timber agreements, we sell standing timber to CatchMark Timber TRS under pay as cut contracts which generate capital gain to us under Section 631(b) of the Code (to the extent the timber has been held by us for more than one year), and CatchMark Timber TRS, in turn, harvests such timber and sells logs to MeadWestvaco. This structure should avoid the prohibited transactions tax, and we use a similar structure for the sale of delivered logs to other customers. However, if the IRS were to successfully disregard CatchMark Timber TRS’ role as the harvester and seller of such logs for federal income tax purposes, our income, if any, from such sales could be subject to the 100% penalty tax. In addition, sales by us of HBU property at the REIT level could, in certain circumstances, constitute prohibited transactions. We intend to avoid the 100% prohibited transaction tax by satisfying safe harbors in the Code, structuring dispositions as non-taxable like-kind exchanges or making sales that otherwise would be prohibited transactions through one or more TRSs whose taxable income is subject to regular corporate income tax. We may not, however, always be able to identify properties that might be treated as part of a “dealer” land sales business. For example, if we sell any HBU properties at the REIT level that we incorrectly identify as property not held for sale to customers in the ordinary course of business or that subsequently become properties held for sale to customers in the ordinary course of business, we may be subject to the 100% prohibited transactions tax.

The taxable income of CatchMark Timber TRS is subject to federal and applicable state and local income tax. While we seek to structure the pricing of our timber sales to CatchMark Timber TRS at market rates, the IRS could assert that such pricing does not reflect arm’s-length pricing and impute additional taxable income to CatchMark Timber TRS.

To maintain our REIT status, we may be forced to forgo otherwise attractive opportunities, which could lower the return on stockholders’ investments.

To qualify as a REIT, we must satisfy tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets, and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Even though we intend to maintain our REIT status, our cash dividends are not guaranteed and may fluctuate.

Generally, REITs are required to distribute 90% of their ordinary taxable income. We have substantial net operating losses that, subject to possible limitations, will reduce our taxable income. In addition, capital gains may be retained by us but would be subject to income taxes. If capital gains are retained rather than distributed, our stockholders would be notified and they would be deemed to have received a taxable distribution, with a refundable credit for any federal income tax paid by us. Accordingly, we will not be required to distribute material amounts of cash if substantially all of our taxable income is income from timber-cutting contracts or sales of timberland that is treated as capital gains income. Our board of directors, in its sole discretion, determines the amount of quarterly dividends to be provided to our stockholders based on consideration of a number of factors, including but not limited to, tax considerations. Consequently, our dividend levels may fluctuate.

Our use of taxable REIT subsidiaries may affect the value of our common stock relative to the share price of other REITs.

We conduct a portion of our business activities through one or more taxable REIT subsidiaries, or TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying REIT income if earned directly by us. Our use of TRSs enables us to engage in non-REIT-qualifying business activities. However, under the Code, no more than 25% of the value of the assets of a REIT may be represented by securities of one or more TRSs. This limitation may affect our ability to increase the size of our non-REIT-qualifying operations. Furthermore, because the income earned by our TRSs is subject to corporate income tax and is not subject to the requirement to distribute annually at least 90% of our REIT taxable income to our stockholders, our use of TRSs may cause our common stock to be valued differently than the shares of other REITs that do not use TRSs as extensively as we use them.

We may be limited in our ability to fund distributions on our capital stock and pay our indebtedness using cash generated through our TRSs.

Our ability to receive dividends from our TRSs is limited by the rules with which we must comply to maintain our status as a REIT. In particular, at least 75% of gross income for each taxable year as a REIT must be derived from passive real estate sources including sales of our standing timber and other types of qualifying real estate income, and no more than 25% of our gross income may consist of dividends from TRSs and other non-real estate income. This limitation on our ability to receive dividends from our TRSs may affect our ability to fund cash distributions to our stockholders or make payments on our borrowings using cash flows from our TRSs. The net income of our TRSs is not required to be distributed, and income that is not distributed will not be subject to the REIT income distribution requirement.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the market price of our common stock.

At any time, the federal income tax laws governing REITs or the administrative and judicial interpretations of those laws may be amended. We cannot predict when or if any new federal income tax law, regulation, or administrative and judicial interpretation, or any amendment to any existing federal income tax law, regulation or administrative or judicial interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative and judicial interpretation.

Risks Related to this Offering

Because we have a large number of stockholders and our shares have not been listed on a national securities exchange prior to this offering, there may be significant pent-up demand to sell our shares. Significant sales of our Class A common stock, or the perception that significant sales of such shares could occur, may cause the price of our Class A common stock to decline significantly.

As of November 22, 2013, we had approximately 12.7 million shares of common stock issued and outstanding after the Recapitalization, consisting of approximately 3.2 million shares of our Class A common stock and 9.5 million shares of our Class B common stock.

Prior to this offering, our common stock was not listed on any national securities exchange and the ability of stockholders to liquidate their investments was very limited. Upon completion of this offering and the listing, 3,075,719 shares of our Class A common stock outstanding on November 22, 2013 will be freely tradable. As a result, there may be significant pent-up demand to sell shares of our common stock. A large volume of sales of shares of our Class A common stock (whether they are Class A shares that are issued in the offering, Class A shares that are held by our existing stockholders upon the closing of the offering, or Class A shares created by the automatic conversion of our Class B shares over time) could decrease the prevailing market price of our Class A common stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of our Class A shares are not affected, the mere perception of the possibility of these sales could depress the market price of our Class A common stock and have a negative effect on our ability to raise capital in the future.

There is currently no public market for our shares of Class A common stock, and we cannot assure you that a public market will develop.

Prior to this offering, there has been no public market for our shares of Class A common stock, and we cannot assure you that an active trading market will develop or be sustained. In the absence of a public trading market, a stockholder may be unable to liquidate an investment in our Class A common stock. The public offering price for our Class A common stock will be determined by agreement among us and the underwriters, and we cannot assure you that our Class A common stock will not trade below the public offering price following the completion of this offering. Whether a public market for shares of our Class A common stock will develop will depend on a number of factors including the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions. If a robust public market for our Class A common stock does not develop, you may have difficulty selling shares of our Class A common stock, which could adversely affect the price that you receive for such shares.

Although our Class B common stock will not be listed on a national securities exchange following the closing of this offering, sales of such shares or the perception that such sales could occur could have a material adverse effect on the trading price of our Class A common stock.

After giving effect to this offering, approximately 23.4 million shares (or 25.0 million shares if the underwriters exercise their overallotment option in full) of our common stock will be issued and outstanding, of which approximately 9.5 million, or approximately 41% (approximately 38% if the underwriters exercise their overallotment option in full), will be shares of our Class B common stock, which is divided equally among our Class B-1, Class B-2 and Class B-3 common stock. Although our Class B common stock will not be listed on a national securities exchange, it is not subject to transfer restrictions (other than the restrictions on ownership and transfer of stock set forth in our charter); therefore, such stock will be freely tradable. As a result, it is possible that a market may develop for shares of our Class B common stock, and sales of such shares, or the perception that such sales could occur, could have a material adverse effect on the trading price of our Class A common stock.

Additionally, all of our Class B common stock will be converted into Class A common stock over time. As a result, holders of shares of Class B common stock seeking to immediately liquidate their investment in our common stock could engage in immediate short sales of our Class A common stock prior to the date on which the Class B common stock converts into Class A common stock and use the shares of Class A common stock that they receive upon conversion of their Class B common stock to cover these short sales in the future. Such short sales could depress the market price of our Class A common stock and limit the effectiveness of the Recapitalization as a strategy for limiting the number of shares of our common stock held by our stockholders prior to this offering that may be sold shortly after this offering.

Future conversions of our Class B common stock could adversely affect the market price of our Class A common stock.

As of November 22, 2013, we had approximately 9.5 million shares of our Class B-1, Class B-2 and Class B-3 common stock outstanding. Although our Class B common stock will not be listed on a national securities exchange, our Class B-1 common stock, Class B-2 common stock and Class B-3 common stock will convert automatically into Class A common stock six months, 12 months and 18 months, respectively, following the listing; provided, however, that our board of directors has the authority to accelerate the conversion of the Class B-2 shares and Class B-3 shares to dates not earlier than nine months and 12 months, respectively, following the listing with the consent of Raymond James. We cannot predict the effect that the conversion of shares of our Class B common stock into our Class A common stock will have on the market price of our Class A common stock, but these ongoing conversions may place constant downward pressure on the price of our Class A common stock, particularly at the time of each conversion.

The market price and trading volume of our Class A common stock may be volatile.

The U.S. stock markets, including the NYSE, on which our Class A common stock has been approved for listing under the symbol “CTT,” have experienced significant price and volume fluctuations. As a result, the market price of shares of our Class A common stock is likely to be similarly volatile, and investors in shares of our Class A common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. We cannot assure you that the market price of our Class A common stock will not fluctuate or decline significantly in the future.

In addition to the risks listed in this “Risk Factors” section, a number of factors could negatively affect our share price or result in fluctuations in the price or trading volume of our Class A common stock, including:

•	the annual yield from distributions on our Class A common stock as compared to yields on other financial instruments;

•	equity issuances by us, or future sales of substantial amounts of our Class A common stock by our existing or future stockholders, or the perception that such issuances or future sales may occur;

•	short sales or other derivative transactions with respect to our Class A common stock;

•	conversions of our Class B common stock into shares of our Class A common stock or sales of our Class B common stock or the perception that such sales may occur;

•	changes in market valuations of companies in the timberland or real estate industries;

•	increases in market interest rates or a decrease in our distributions to stockholders that lead purchasers of our Class A common stock to demand a higher yield;

•	fluctuations in stock market prices and volumes;

•	additions or departures of key management personnel;

•	our operating performance and the performance of other similar companies;

•	actual or anticipated differences in our quarterly operating results;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	publication of research reports about us or our industry by securities analysts or failure of our results to meet expectations of securities analysts;

•	failure to qualify as a REIT;

•	adverse market reaction to any indebtedness we incur in the future;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	speculation in the press or investment community;

•	changes in our earnings;

•	failure to satisfy the listing requirements of the NYSE;

•	failure to comply with the requirements of the Sarbanes-Oxley Act;

•	actions by institutional stockholders;

•	changes in accounting principles; and

•	general market conditions, including factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on our cash flows, our ability to execute our business strategy and our ability to make distributions to our stockholders.

If securities analysts do not publish research or reports about our business or if they downgrade our Class A common stock or our sector, the price of our common stock could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control analysts. Furthermore, if one or more of the analysts who do cover us downgrades our shares of common stock or our industry, or the stock of any of our competitors, the price of our shares could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market, which in turn could cause the price of our shares of common stock to decline.

Future offerings of debt securities, which would be senior to our common stock, or equity securities, which would dilute our existing stockholders and may be senior to our common stock, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by offering debt or equity securities, including medium term notes, senior or subordinated notes and classes of preferred or common stock. Debt securities or shares of preferred stock will generally be entitled to receive interest payments or distributions, both current and in connection with any liquidation or sale, prior to the holders of our common stock. We are not required to offer any such additional debt or equity securities to existing common stockholders on a preemptive basis. Therefore, offerings of common stock or other equity securities may dilute the holdings of our existing stockholders. Future offerings of debt or equity securities, or the perception that such offerings may occur, may reduce the market price of our common stock or the distributions that we pay with respect to our common stock. Because we may generally issue any such debt or equity securities in the future without obtaining the consent of our stockholders, you will bear the risk of our future offerings reducing the market price of our common stock and diluting your proportionate ownership.

Increases in market interest rates may result in a decrease in the value of our Class A common stock.

One of the factors that may influence the price of our Class A common stock will be our distribution rate on the Class A common stock (as a percentage of the share price of our Class A common stock), relative to market interest rates. We have not paid any cash distributions prior to the commencement of this offering, although we expect to declare cash distributions in the future. If market interest rates increase, prospective purchasers of our Class A common stock may desire a higher yield on our Class A common stock or seek securities paying higher dividends or yields. Higher interest rates would not, however, result in more funds being available for distribution and, in fact, would likely increase our borrowing costs and might decrease our funds available for distribution, and therefore we may not be able, or may not choose to, pay a higher distribution rate. As a result, if interest rates rise, it is likely that the market price of our Class A common stock will decrease, because potential investors may require a higher dividend yield on our Class A common stock as market rates on interest-bearing securities, such as bonds, rise.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). In particular, statements pertaining to our capital resources, property performance, distribution policy and results of operations contain forward-looking statements. Likewise, all our statements regarding anticipated growth in our portfolio from operations, acquisitions and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described or that they will happen at all. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “would” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategies, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	the cyclical nature of the forest products industry;

•	our history of not paying cash distributions and the fact that our future cash distributions are not guaranteed and may fluctuate;

•	our dependence on MeadWestvaco;

•	our ability to successfully execute our investment strategy;

•	our dependence on and access to external sources of capital for future growth;

•	our large percentage of operating expenses to total revenues compared to many other public companies;

•	economic conditions;

•	our dependence on Forest Resource Consultants to manage our timberlands;

•	our concentration on timerlands and lack of diversification;

•	adverse economic conditions and other developments in Georgia and Alabama where our timberlands are located;

•	our lack of a track record with our new management team;

•	our transition to self-management;

•	the risk that the transition services agreement and office sublease are terminated;

•	our ability to retain our key executive officers;

•	failure to maintain an effective system of disclosure controls and procedures and integrated internal controls;

•	the transition to a new vendor of certain of our information technology systems, including our accounting technology;

•	the fact that we have recently experienced net losses attributable to our common stockholders and may continue to do so;

•	the credit risk of our customers;

•	our ability to sell portions of our timberlands;

•	changes in timber prices and the impact on our revenues;

•	our exposure to uninsured losses;

•	the competitive timberland industry, which could force us to pay higher prices for our properties;

•	limitations on our ability to harvest timber;

•	potential liability for environmental clean-up costs and wildlife protection laws;

•	our inability to obtain accurate data on the volume and quality of the timber we intend to acquire;

•	our estimates of timber growth rates may be inaccurate;

•	changes in assessments, property tax rates and state property tax law;

•	our indebtedness;

•	the financial and other convents contained in the documents governing our indebtedness;

•	increases in interest rates;

•	certain provisions of Maryland law could inhibit changes in control of us;

•	our failure to qualify as a REIT; and

•	the other factors identified in the section entitled “Risk Factors.”

For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements). We undertake no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus, except as required by applicable law.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us, will be approximately $136.5 million (or approximately $157.4 million if the underwriters exercise their overallotment option in full), assuming a public offering price of $14.25 per share, which is the midpoint of the range set forth on the cover of this prospectus.

We intend to use approximately $48.9 million of net proceeds received from this offering to redeem the outstanding shares of our Series A and B preferred stock currently held by Wells REF, for a redemption price equal to $1,000 per share plus accrued but unpaid dividends. Dividends accrued on the shares of Series A and B preferred stock issued from 2007 to 2009 at a rate of 8.5% per annum until May 2011 and, as a result of a waiver provided by Wells REF, have accrued since May 2011 at a rate of 1.0% per annum. As of September 30, 2013, the aggregate redemption price of our Series A and B preferred stock (including accrued but unpaid dividends) was approximately $48.9 million. Upon the closing of this offering, we anticipate that there will be no shares of Series A or B preferred stock outstanding. See “Description of Capital Stock” for more information.

We intend to use approximately $87.6 million (or $108.5 million if the underwriters exercise their overallotment option in full) of the net proceeds received from this offering to repay a portion of the amounts outstanding under our term loan with CoBank ACB, or the CoBank loan. The CoBank loan bears interest at an adjustable rate based on the one-, two-, or three-month LIBOR plus an applicable margin ranging from 2.00% to 2.75%, or the LIBOR Rate, that varies based on the loan-to-value ratio, or our LTV ratio, at the time of determination. The weighted average interest rate on the CoBank loan, after consideration of an interest rate swap, was 2.62% as of September 30, 2013. As of September 30, 2013, the outstanding balance of the CoBank loan was approximately $132.4 million, all of which was outstanding under the CoBank term loan. On August 11, 2018, all outstanding principal, interest and any fees or other obligations on the CoBank loan will be due and payable in full. We used the amounts that we borrowed under the CoBank loan to repay other indebtedness and for general corporate purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview” for a further discussion of the terms of our CoBank loan.

Each $0.75 increase or decrease in the assumed public offering price of $14.25 per share, which is the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the net proceeds to us from this offering and our note payable and line of credit by approximately $7.3 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us.

TRANSITION TO SELF-MANAGEMENT AND RECAPITALIZATION

Transition to Self-Management

On September 18, 2013, in connection with our transition to self-management, we changed our name to CatchMark Timber Trust, Inc. and our subsidiary operating partnership changed its name to CatchMark Timber Operating Partnership, L.P. In addition, we entered into a consulting agreement with Jerry Barag, John F. Rasor and certain entities they control pursuant to which they provided us with consulting services in connection with the operation of our business. On October 25, 2013, we terminated the consulting agreement and hired Messrs. Barag and Rasor as our Chief Executive Officer and President and our Chief Operating Officer and Secretary, respectively. Messrs. Barag and Rasor have extensive experience in the timber and forest products industries.

In September 2013, we began the process of transitioning to a self-managed company. We were originally formed in 2005 by Wells Capital, a wholly owned subsidiary of Wells REF. We were previously externally advised by Wells TIMO, a wholly owned subsidiary of Wells Capital, pursuant to the advisory agreement. On October 25, 2013, we terminated the advisory agreement and became self-managed. Following the completion of this offering, we will have no continuing affiliations with Wells Capital, Wells REF, Wells TIMO or Mr. Wells, other than the transition services agreement and sublease described below, which relate primarily to temporary support services.

We and our operating partnership have also entered into the master agreement with Wells REF and Wells TIMO, which provides the framework for our separation from Wells REF and its affiliates and our transition to self-management. As provided by the master agreement, we have also entered into a preferred stock redemption agreement with Wells REF, Leo F. Wells and Douglas P. Williams. Pursuant to the preferred stock redemption agreement, we have agreed to redeem the outstanding shares of our Series A and Series B preferred stock held by Wells REF for a redemption price equal to the issue price of $1,000 per share plus all accrued but unpaid dividends, which was approximately $48.9 million in the aggregate as of September 30, 2013. In addition, Messrs. Wells and Williams resigned from their respective officer positions on October 25, 2013 and have agreed to resign from our board of directors immediately prior to the effectiveness of the registration statement relating to this offering.

Other than the payments made to Wells REF for certain services necessary for the operation of our business to be provided to us on a temporary basis to assist with our transition to self-management and the payments to Wells REF under a temporary sublease of office space, there will not be any consideration paid to Wells REF or its affiliates in connection with our transition to self-management. In addition, we purchased the common partnership units held by Wells TIMO in our operating partnership upon the termination of the advisory agreement and will redeem the Series A and Series B preferred stock held by Wells REF upon completion of this offering.

Set forth below are the actions and transactions that occurred on October 25, 2013 in connection with our transition to self-management:

•	the advisory agreement with Wells TIMO was terminated;

•	Mr. Wells resigned as Chairman of the Board and President and Mr. Williams resigned as Executive Vice President, Secretary and Treasurer;

•	our board of directors elected Mr. Barag to serve as our Chief Executive Officer and President and Mr. Rasor to serve as our Chief Operating Officer and Secretary;

•

we hired five employees of Wells REF who were primarily dedicated to providing services to our company, including Brian M. Davis, our Senior Vice President and Chief Financial Officer, and one employee from TimberStar Advisors, in addition to Messrs. Barag and Rasor;

•

we and our operating partnership entered into the transition services agreement with Wells REF, pursuant to which Wells REF and its affiliates provide us with consulting, support and transitional services at the direction of our officers and other personnel until June 30, 2014;

•	our operating partnership entered into a sublease agreement with Wells REF pursuant to which we sublease office space from Wells REF on a month-to-month basis until March 31, 2014;

•	the common partnership units held by Wells TIMO in our operating partnership were purchased by our newly formed subsidiary for $1,312; and

•	we redeemed the special partnership units held by Wells TIMO in our operating partnership in exchange for no consideration.

As a result of the actions and transactions described above, we are a self-administered and self-managed company.

Set forth below are the additional actions that we expect to occur upon the completion of this offering in connection with our further separation from Wells REF and its affiliates:

•

the shares of our Series A and B preferred stock held by Wells REF will be redeemed with a portion of the net proceeds of this offering for a redemption price equal to the issue price of $1,000 per share plus all accrued but unpaid dividends, which was approximately $48.9 million in the aggregate as of September 30, 2013; and

•	Messrs. Barag and Rasor will be elected to our board of directors to fill the vacancies created by the resignations of Messrs. Wells and Williams.

In connection with transitioning to self-management, our board of directors specifically considered, among other things, the following risks, each of which is described in greater detail under “Risk Factors—Risks Related to Our Business and Operations:”

•	We have not established a track record with our new management team and may have difficulties integrating the new members of our management team into our company.

•

Following our transition to self-management, although we will no longer bear the costs of the fees and expense reimbursements previously paid to Wells TIMO and its affiliates, we will incur additional expenses relating to the employment of our new management team and the overhead previously paid by Wells TIMO and its affiliates. These expenses may be greater than we currently expect.

•	Following our transition to self-management, our management team may not be able to provide day-to-day management services to us at the same level as were previously provided to us by Wells TIMO.

•	Wells REF could terminate the transition services agreement and the sublease of office space early, which could cause us to incur unexpected additional costs and potential disruptions to our business.

•	Wells REF may not have the financial resources to continue to provide services to us pursuant to the transition services agreement at the level necessary to ensure a successful transition.

•

We will be dependent on the efforts and expertise of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer to execute our business strategy, and we cannot guarantee their continued service.

•

We will have to modify our disclosure controls and procedures and internal controls in connection with our transition to self-management, which may increase the risk to us of experiencing a significant deficiency or material weakness in our internal controls or failing to maintain effective disclosure controls and procedures.

•

In connection with the transition to self-management, we are transitioning to a new vendor of certain of our information technology systems and may experience temporary interruptions or failures in our systems.

Recapitalization

On October 24, 2013, we effectuated a ten-to-one reverse stock split of our outstanding common stock and declared a stock dividend payable on October 25, 2013 pursuant to which each then outstanding share of our common stock received:

•	one share of our Class B-1 common stock; plus

•	one share of our Class B-2 common stock; plus

•	one share of our Class B-3 common stock.

In connection with the stock split, we designated our then-authorized common stock as “Class A common stock.”

Any fractional shares of Class A common stock outstanding after the reverse stock split also received an equivalent fractional share of Class B-1, Class B-2 and Class B-3 common stock, which was then immediately converted into Class A common stock.

Our Class B common stock is identical to our Class A common stock except that (1) we do not intend to list our Class B common stock on a national securities exchange and (2) shares of our Class B common stock will convert automatically into shares of our Class A common stock, pursuant to provisions of our charter, on the following schedule:

•	six months following the listing, in the case of our Class B-1 common stock;

•	12 months following the listing, in the case of our Class B-2 common stock; and

•	18 months following the listing, in the case of our Class B-3 common stock.

Our board of directors has the authority to accelerate the conversion of the Class B-2 shares and the Class B-3 shares to dates not earlier than nine months and 12 months, respectively, following the listing with the consent of Raymond James. All shares of our Class B common stock will have converted into our Class A common stock by the date that is 18 months following the listing. The terms of our Class A and Class B common stock are described more fully under “Description of Capital Stock” in this prospectus.

The combined effect of the ten-to-one reverse stock split and the stock dividend is equivalent to a 2.5-to-one reverse stock split. For example, a stockholder who owned 1,000 shares of common stock prior to the Recapitalization became the owner of 400 shares of common stock after the Recapitalization, comprised of 100 shares of each of the Class A shares, Class B-1 shares, Class B-2 shares and Class B-3 shares. The ten-to-one reverse stock split was intended to achieve a stock price that, after the stock dividend, is consistent with market expectations for underwritten public offerings by REITs.

The Recapitalization also had the effect of decreasing the total number of outstanding shares of our common stock, but did not change the number of shares of common stock that are authorized for issuance under our charter. On October 23, 2013, immediately prior to the reverse stock split, we had approximately 31.7 million shares of common stock outstanding. As of October 25, 2013, after the Recapitalization, we had an aggregate of approximately 12.7 million shares of our Class A and Class B common stock outstanding. Of this amount, approximately 3.2 million shares were Class A common stock (representing 25% of our total outstanding common stock) and approximately 9.5 million shares were Class B common stock (representing 75% of our total outstanding common stock). All of these shares, except for certain shares described in “Shares Eligible for Future Sale”) and as otherwise provided in the restrictions on ownership and transfer of stock set forth in our charter, will be freely tradable upon the completion of this offering.

The Recapitalization was effected on a pro rata basis with respect to all of our stockholders. Accordingly, it did not affect any stockholder’s proportionate ownership of our outstanding shares. We will cash out the fractional shares of Class A common stock following the listing at the public offering price. Unless otherwise indicated, all information in this prospectus gives effect to, and all share and per share amounts have been retroactively adjusted to give effect to, the Recapitalization. Unless otherwise indicated, share and per share amounts have not been adjusted to give effect to any exercise by the underwriters of their option to purchase up to an additional              shares of our Class A common stock solely to cover overallotments, if any.

DISTRIBUTION POLICY

We intend to make regular quarterly distributions to holders of our common stock commencing with the completion of this offering. Although we have not previously paid distributions, we intend to pay an initial distribution for the period commencing on January 1, 2014 and ending March 31, 2014 and regular quarterly distributions for fiscal quarters thereafter.

Timberlands represent a distinctive asset class that offers multiple means of value creation and return generation. Specifically, timberlands generally do not need to be harvested within a specific timeframe, which provides timberland owners a degree of flexibility to either harvest timber and generate current cash returns, or defer harvest and accrue returns in the form of biological growth and inventory appreciation. Historically, we have not paid a cash distribution to our common stockholders and, therefore, our operating strategy was generally not driven by specific cash flow targets (other than those required to comply with the terms of the CoBank loan) or distribution requirements. We also deferred significant harvest volume on our fee timberlands.

Upon completion of this offering, however, our new management team intends to implement a revised business strategy that includes (1) increasing our annual harvest volume based on a sustainable harvest plan in order to support a distribution to our common stockholders and (2) establishing annual HBU sales targets.

•

Harvest Volumes and Product Mix. Based on our current harvest plan, we expect to sustainably harvest approximately 0.9 million to 1.0 million tons of timber annually from our fee timberland properties. In addition, we expect that our leased timberlands will contribute, on average, approximately 100,000 tons of incremental annual harvest volume during the term of the leases. Over the long term, we anticipate that our harvest volume will be comprised of approximately 50% to 60% pulpwood products and approximately 40% to 50% sawtimber and chip-n-saw products. In 2014, we expect to harvest approximately 1.1 million tons from our fee timberlands and leased timberlands, which we expect will be comprised of over 70% pulpwood.

•

HBU Targets. Pursuant to our revised business strategy, we intend to establish annual HBU sales targets to further augment our stockholder distributions. Generally, we expect to monetize approximately 1% to 2% of our fee timberland acreage on an annual basis pursuant to our land sales program

We expect that a significant portion of any increased harvest volume will likely be sold to MeadWestvaco pursuant to the timber agreements, although we will also market and sell a portion of any increased volume to other third-party timber purchasers. Given the large number of forest products manufacturing facilities within a serviceable distance of our timberlands, our existing customer relationships and generally improving conditions in our end-markets, we believe that demand for our timber products will be sufficient to support our increased harvest volume. However, MeadWestvaco is not obligated to purchase additional volume under the timber agreements, and there can be no assurance that MeadWestvaco or other customers will purchase additional timber to support our revised business strategy. In addition, our actual harvest volume and product mix may vary from year-to-year significantly from our projected volume and mix levels, as we may revise our harvest plan or we may opt to defer or accelerate harvest based on market conditions. Furthermore, our actual HBU sales may vary from our targets and we may not ultimately be successful in generating attractive land sales at these levels.

If we are successful in the execution of our revised business strategy following this offering, we expect that our initial quarterly distribution to common stockholders will be between $0.11 per share and $0.12 per share, or an annual distribution rate of approximately 3.0% to 3.3%, based on an estimated public offering price of $14.25, which is the midpoint of the price range set forth on the cover of this prospectus. If we are unable to sell our increased harvest volume or execute on our land sales program, we may not be able to generate cash returns necessary to support our estimated initial distribution range and our actual distribution may be lower than such range. Although we believe this estimated distribution range is based on reasonable assumptions regarding our anticipated revised harvest and HBU strategies, reflects our best currently available estimates and judgments, and presents, to the best of management’s current knowledge and belief, our expected course of action and the expected future financial performance in order to form a reasonable basis for setting the initial distribution, no assurance can be given that the estimates will prove accurate, and actual distributions may be significantly different from our estimated range. The assumptions set forth above and used in determining our estimated range of initial distributions are not intended to be a projection or forecast of our actual results of operations or our liquidity and have been made for the sole purpose of estimating the range of our initial quarterly distribution rate.

We cannot guarantee that our board of directors will not change our distribution policy in the future. The amount of distributions that we may pay to our common stockholders will be determined by our board of directors in its sole discretion and is dependent upon a number of factors, including, but not limited to, our financial condition, our capital requirements, our expectations of future sources of liquidity, current and future economic conditions and market demand for timber and timberlands and tax considerations. For more information regarding risk factors that could materially and adversely affect us and the payment of distributions, see “Risk Factors” beginning on page 15. If our operations do not generate sufficient cash flow to enable us to pay our intended or required distributions, we may be required to reduce our distributions or fund our distributions from working capital, borrowings or additional equity raises, or we may make a portion of required distributions in the form of a taxable stock dividend. However, we have no intention to use the net proceeds from this offering to make distributions nor do we intend to make distributions using shares of our common stock. Under certain circumstances, agreements relating to our indebtedness could limit our ability to make distributions to our common stockholders. Under our existing credit agreement, we may declare and pay distributions so long as our LTV ratio remains below 40% and we maintain a minimum fixed-charge coverage ratio of 1.05:1.00. This requirement has restricted our ability to pay cash distributions in the past. In addition, our charter allows us to issue preferred stock that could have a preference on distributions. Our credit agreement is also subject to mandatory prepayment from proceeds generated from dispositions of timberlands, which may have the effect of limiting our ability to make distributions under certain circumstances. The mandatory prepayment excludes (1) the first $4.0 million of cost basis of timberland dispositions in any fiscal year if (a) our LTV ratio calculated on a pro forma basis after giving effect to such disposition does not exceed 40%, and (b) such cost basis is used as permitted under the facility; and (2) lease termination proceeds of less than $2.0 million in a single termination until aggregate lease termination proceeds during the term of the facility exceeds $5.0 million. We intend to redeem all of our currently outstanding shares of Series A and Series B preferred stock with a portion of the proceeds of this offering. We currently have no intention to issue any new shares of preferred stock, however if we issue any preferred stock in the future, the distribution preference on the preferred stock could limit our ability to make distributions to our common stockholders.

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its REIT net taxable income, excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income including net capital gains. See “Material U.S. Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements, and we may need to borrow funds to make some distributions.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013 on a historical basis and on an as adjusted basis to give effect to this offering and the use of the net proceeds from this offering as set forth in “Use of Proceeds.” You should read this table together with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. All information in the following table, including the historical information, has been adjusted to reflect the Recapitalization, which was completed on October 25, 2013.

	As of September 30, 2013
	Historical	As Adjusted
Note payable and line of credit	$132,356,123	$44,735,271
Stockholders’ equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized:
Series A preferred stock, $1,000 liquidation preference; 27,585 shares issued and outstanding, historical, no shares issued and outstanding, as adjusted (1)	36,682,006	—
Series B preferred stock, $1,000 liquidation preference; 9,807 shares issued and outstanding, historical, no shares issued and outstanding, as adjusted (1)	12,197,142	—
Class A common stock, $0.01 par value; 889,500,000 shares authorized; 3,172,454 shares issued and outstanding, historical, 13,698,770 shares issued and outstanding, as adjusted	31,725	136,988
Class B-1 common stock, $0.01 par value, 3,500,000 shares authorized; 3,172,454 shares issued and outstanding, historical, 3,172,454 shares issued and outstanding, as adjusted	31,725	31,725
Class B-2 common stock, $0.01 par value, 3,500,000 shares authorized; 3,172,453 shares issued and outstanding, historical, 3,172,453 shares issued and outstanding, as adjusted	31,725	31,725
Class B-3 common stock, $0.01 par value, 3,500,000 shares authorized; 3,172,453 shares issued and outstanding, historical, 3,172,453 shares issued and outstanding, as adjusted	31,724	31,724
Additional paid-in capital	300,816,466	437,211,203
Accumulated deficit and distributions	(146,569,699)	(146,569,699)
Accumulated other comprehensive income	438,500	438,500

Total stockholders’ equity	203,691,314	291,312,166

Total capitalization	$336,047,437	$336,047,437

(1)	All of the outstanding shares of Series A and Series B preferred stock are owned by Wells REF. Pursuant to our preferred stock redemption agreement with Wells REF, we will redeem all of the outstanding shares of Series A and Series B preferred stock upon the completion of this offering for a redemption price equal to the issue price of $1,000 per share plus all accrued but unpaid dividends, which was approximately $48.9 million in the aggregate as of September 30, 2013.

Each $0.75 increase or decrease in the assumed public offering price of $14.25 per share, which is the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the pro forma amount of each of the note payable and line of credit, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $7.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us.

DILUTION

If you invest in our Class A common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of September 30, 2013, after giving effect to the Recapitalization, was approximately $154.8 million, or $12.20 per share. Our net tangible book value per share is a mechanical calculation using amounts from our consolidated balance sheet and is calculated as total book value of our assets minus total liabilities and preferred equity outstanding, divided by the total number of shares of common stock outstanding as of September 30, 2013. It assumes that the value of our timber assets and related assets and liabilities diminish predictably over time as shown through the depletion and amortization. Timber and timberland values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share.

After giving effect to the sale of the 10,526,316 shares of our Class A common stock we are offering at an assumed public offering price of $14.25 per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2013 would have been approximately $291.3 million, or $12.55 per share. This represents an immediate increase in pro forma net tangible book value of $0.35 per share and an immediate dilution of $1.70 per share to new investors. The following table illustrates this calculation on a per share basis:

Public offering price per share of Class A common stock		$14.25
Net tangible book value per share of Class A common stock as of September 30, 2013	$12.20
Increase per Class A share attributable to this offering	0.35

Pro forma as adjusted net tangible book value per share of common stock after this offering		12.55

Pro forma dilution per share to new investors		$1.70

If the underwriters exercise their overallotment option in full, pro forma as adjusted net tangible book value will increase to $12.59 per share, representing an increase to existing holders of $0.39 per share, and an immediate dilution of $1.66 per share to new investors.

The table and calculations above are based on 12,689,814 shares of our common stock outstanding as of September 30, 2013, as adjusted to give effect of the Recapitalization, and exclude 970,847 shares of our Class A common stock and 48,847 shares of each of the Class B-1, Class B-2 and Class B-3 common stock that we expect will be reserved for future issuance under our long-term incentive plan upon the completion of this offering.

The information in the preceding table has been calculated using an assumed public offering price of $14.25 per share, which is the midpoint of the range set forth on the cover of this prospectus. A $0.75 increase in the assumed public offering price per share would increase the pro forma as adjusted net tangible book value by $7.3 million, representing an increase to existing holders of $0.32 per share, and an increase in the amount of immediate dilution per share to new investors of $0.43 per share. A $0.75 decrease in the assumed public offering price per share would decrease the pro forma as adjusted net tangible book value by $7.3 million, representing a decrease to existing holders of $0.32 per share, and a decrease in the amount of immediate dilution to new investors of $0.43 per share. Each of the calculations described above assumes that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial and operating data set forth below as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus and have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The selected consolidated financial and operating data set forth below as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial and operating data as of September 30, 2013 and for the nine months ended September 30, 2013 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial and operating data set forth below as of September 30, 2012 have been derived from our unaudited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year, and the historical results presented below are not necessarily indicative of the results to be expected in any future period.

Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the related notes, included elsewhere in this prospectus. The share and per-share information set forth below gives effect to the Recapitalization.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Statement of Operations Data:
Total revenues	$24,497,456	$35,112,859	$44,199,779	$40,017,827	$47,582,144	$52,245,649	$48,271,055
Net loss	(7,078,560)	(6,238,188)	(8,870,732)	(11,945,363)	(15,809,720)	(19,948,257)	(53,274,682)
Net loss available to common stockholders	(7,357,653)	(6,518,191)	(9,244,724)	(13,502,038)	(19,518,100)	(23,588,636)	(56,317,035)
Per-share data—basic and diluted:
Net loss available to common stockholders	(0.58)	(0.51)	(0.73)	(1.18)	(2.14)	(3.41)	(15.03)
Weighted-average common shares outstanding	12,705,791	12,744,956	12,741,822	11,395,632	9,122,648	6,922,680	3,748,310

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Other Data:
Adjusted EBITDA (1)	$3,549,575	$13,698,430	$15,468,471	$7,169,366	$10,509,644	$13,738,972	$10,830,037
Capital expenditures—excluding acquisitions	408,053	487,800	530,741	530,927	1,040,927	1,022,994	1,505,876
Capital expenditures—acquisitions	1,747,080	22,474,257	22,523,861	1,095,623	—	—	—
Cash flows provided by (used in):
Operating activities	2,417,675	10,493,153	11,425,870	4,572,131	5,154,517	5,029,535	(6,593,970)
Investing activities	(1,392,270)	(17,812,468)	(18,342,419)	(536,033)	(937,989)	(1,646,784)	3,000,109
Financing activities	(1,066,654)	12,073,383	11,288,668	(5,976,092)	(1,064,439)	(1,865,964)	6,239,172

	September 30,		December 31,
	2013	2012	2012	2011	2010	2009	2008
Balance Sheet Data:
Cash and cash equivalents	$11,179,843	$11,603,041	$11,221,092	$6,848,973	$8,788,967	$5,636,878	$4,120,091
Restricted cash and cash equivalents	1,287,201	1,612,657	2,050,063	6,762,246	7,852,763	7,955,701	7,331,910
Total assets	344,197,545	353,840,461	350,260,242	345,322,607	360,491,122	371,571,157	390,986,924
Total liabilities	140,506,231	140,433,054	140,173,053	155,514,335	199,831,437	244,046,346	298,712,216
Total stockholders’ equity	203,691,314	213,407,407	210,087,189	189,808,272	160,659,685	127,524,811	92,274,708
Outstanding debt	132,356,123	133,000,000	132,356,123	122,025,672	168,840,592	216,841,297	274,332,679
Outstanding long-term debt	132,356,123	133,000,000	132,356,123	122,025,672	168,840,592	—	208,600,930

(1)	Adjusted EBITDA is a non-GAAP measure of our operating performance and cash-generating capacity. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA further adjusts EBITDA to reflect the additions and eliminations described in the table below. EBITDA is defined by the SEC; however, we have excluded certain other expenses due to their noncash nature, and we refer to this measure as Adjusted EBITDA. As such, Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be viewed as an alternative to net income or cash from operations as a measurement of our operating performance, as it excludes certain expenses related to fixed-asset investments required to generate revenues. Due to our significant amount of debt, management views operating income as the most appropriate earnings measure of our underlying timber operations. Management considers Adjusted EBITDA to be an important measure of our financial condition and cash-generating ability due to the significant amount of fixed assets subject to depletion and the significant amount of financing subject to interest and amortization expense. Our CoBank loan agreement contains a minimum debt service coverage ratio based, in part, on Adjusted EBITDA since the measure is representative of adjusted income available for interest payments.

Management believes that investors’ understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depletion and amortization as well as items that are not part of normal day-to-day operations of our business such as interest expense and income taxes. By providing this non-GAAP financial measure, together with a reconciliation, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Our competitors may define Adjusted EBITDA differently, and as a result, our measure of Adjusted EBITDA may not be directly comparable to Adjusted EBITDA of other companies. Items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA is a supplemental measure of operating performance that does not represent and should not be considered in isolation or as an alternative to, or substitute for net income or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt; and

•	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes; and

•	Although depletion is a non-cash charge, we will incur expenses to replace the timber being depleted in the future and Adjusted EBITDA does not reflect any cash requirements for such expenses.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. We further believe that our presentation of these GAAP and non-GAAP financial measurements provide information that is useful to analysts and investors because they are important indicators of the strength of our operations and the performance of our business.

For the nine months ended September 30, 2013, Adjusted EBITDA was approximately $3.5 million, an approximately $10.1 million decrease from the nine months ended September 30, 2012, primarily due to an approximately $8.0 million decrease in net revenues from timberland sales, an approximately $1.3 million increase in general and administrative expenses and an approximately $0.9 million increase in advisor fees and expense reimbursements.

For the year ended December 31, 2012, Adjusted EBITDA was approximately $15.5 million, an approximately $8.3 million increase from the year ended December 31, 2011, primarily due to an approximately $8.7 million increase in revenue from timberland sales during 2012, offset by an approximately $0.7 million decrease in net timber sales and an approximately $0.4 million increase in advisor fees and expense reimbursements. Our reconciliation of net loss to Adjusted EBITDA for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Net loss	$(7,078,560)	$(6,238,188)	$(8,870,732)	$(11,945,363)	$(15,809,720)	$(19,978,257)	$(53,274,682)
Add:
Depletion	6,234,805	8,144,576	11,677,229	11,759,282	14,338,444	17,443,684	21,513,106
Unrealized gain on interest rate swaps that do not qualify for hedge accounting treatment	(128,934)	(665,009)	(847,743)	(531,512)	(2,271,093)	(3,319,234)	3,144,022
Interest expense (a)	2,633,731	3,349,288	4,289,204	5,938,800	11,416,655	13,992,243	25,257,254
Amortization (a)	318,990	1,894,489	2,007,239	684,857	1,415,608	1,636,393	6,924,855
Basis of timberland sold	1,569,543	7,187,733	7,187,733	1,172,241	1,392,900	3,228,363	2,568,538
Basis of casualty loss (b)	—	25,541	25,541	91,061	—	—	—
Basis of timber on terminated lease (c)	—	—	—	—	26,850	705,780	—
Loss on sale of subsidiaries (d)	—	—	—	—	—	—	4,696,944

Adjusted EBITDA	$3,549,575	$13,698,430	$15,468,471	$7,169,366	$10,509,644	$13,738,972	$10,830,037

(a)	For the purpose of the above reconciliation, amortization includes amortization of deferred financing costs, amortization of intangible lease assets, and amortization of mainline road costs, which are included in either interest expense, land rent expense, or other operating expenses in the accompanying consolidated statements of operations.
(b)	Represents the basis of timber lost due to tornado, fire and insect infestation.
(c)	Represents the basis of timber remaining on leased timber tracts at the time of termination of the applicable lease.
(d)	Represents a loss recognized in connection with the sale of two subsidiaries in preparation to qualify as a REIT.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this prospectus. Our results of operations and financial condition, as reflected in the accompanying financial statements and related notes, are subject to management’s evaluation and interpretation of business conditions, changing capital market conditions and other factors. You should read the following discussion with “Forward-Looking Statements,” “Business and Properties” and the accompanying financial statements and related notes All common stock share and per share data included in the following discussion and in the accompanying financial statements and related notes give retroactive effect to the Recapitalization discussed above in “Transition to Self-Management and Recapitalization—Recapitalization.”

Overview

We primarily engage in the ownership, management, acquisition and disposition of timberland properties located in the timber-producing regions of the southeastern United States. We have elected to be taxed as a REIT for federal income tax purposes. As of September 30, 2013, we owned interests in approximately 280,000 acres of timberland located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia. Based on acreage, our timberland inventory consisted of approximately 75% pine and approximately 25% hardwood as of December 31, 2012.

The focus of our business is to invest in timberlands and to actively manage such investments to provide attractive long-term returns to our stockholders. We generate recurring income and cash flow from the harvest and sale of timber, as well as from non-timber related revenue sources, such as recreational leases. When and where we believe it is appropriate, we also periodically generate income and cash flow from the sale HBU lands. HBU refers to properties that have a higher-value use beyond growing timber, such as properties that can be sold for development, conservation or recreational and other rural purposes at prices in excess of traditional timberland values. We also expect to realize additional long-term returns from the potential appreciation in value of our timberlands as well as from the biological growth of our standing timber inventory in excess of our timber harvest. Approximately 54% of our net timber sales revenue for 2012 was derived from the timber agreements, under which we sell specified amounts of timber to MeadWestvaco, subject to market pricing adjustments. The initial term of the timber agreements is from October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. See “Business and Properties—Timber Agreements” for additional information regarding the material terms of the timber agreements.

On September 28, 2012, we acquired approximately 30,200 acres of timberland, which we refer to as the Saunders property, for a purchase price of approximately $20.8 million, exclusive of closing costs. Prior to the acquisition, we held a long-term leasehold interest in the Saunders property, which is located within our timberlands. In addition, we paid approximately $2.0 million to buy out a third-party’s interest in approximately 14,200 acres of timberland, including 12,700 acres within the Saunders property and 1,500 acres where we continue to hold long-term leasehold interests. We will also make annual payments on approximately 7,400 acres of the Saunders property at a per-acre rate equal to the then-current lease rate to the seller through May 2022. The acquisition was funded with cash on-hand and debt financing. See “Liquidity and Capital Resources.”

Transition to Self-Management

In September 2013, we began the process of transitioning to a self-managed company. Following the completion of this offering, we will have no continuing affiliations with Wells Capital, Wells REF, Wells TIMO or Mr. Wells, other than the transition services agreement and sublease, which relate primarily to temporary support services. On October 25, 2013, following the execution of a series of agreements, we became a self-administered and self-managed company. We and our operating partnership entered into the master agreement on September 18, 2013, which provided the framework for our separation from Wells REF and its affiliates and our transition to self-management. We entered into an amendment to the master agreement on October 24, 2013 to advance the transition date. Pursuant to the master agreement, as amended by the master agreement amendment, the advisory agreement terminated on October 25, 2013, and immediately following its termination, we and our operating partnership entered into the transition services agreement with Wells REF, pursuant to which Wells REF and its affiliates will provide us with consulting, support and transitional services at the direction of our officers and other personnel until June 30, 2014. In consideration for the services rendered under the transition services agreement, we will pay Wells REF a consulting fee equal to $22,875 per month. The transition services agreement may be terminated at an earlier date by either party under certain circumstances; however, if we terminate without cause prior to June 30, 2014, Wells REF shall be entitled to payment of the consulting fee through June 30, 2014. Our operating partnership also entered into the Sublease with Wells REF pursuant to which we will sublease office space from Wells REF on a month-to-month basis until March 31, 2014 for $5,961 per month, which will not be payable for the months of November and December 2013. We have the ability to terminate the sublease prior to the expiration of its term, and cease monthly rent payments by providing 10 days’ prior written notice to Wells REF. See “Transition to Self-Management and Recapitalization—Transition to Self-Management” for more details regarding the transactions and arrangements pursuant to the master agreement. The early termination of these agreements or the failure of Wells REF to provide these services to us could adversely impact our operations. Although we expect Wells REF to have the financial resources to continue to provide services to us, there is no guarantee that Wells REF will be able to do so during the entire eight-month period of the transition services agreement. A decline in the level of service provided by Wells REF could impair our operating results and could ultimately have an adverse effect on the value of your investment.

As a result of our transition to self-management, our future results of operations will be impacted in the following ways:

•

We have incurred and expect to continue to incur significant general and administrative expenses in connection with negotiating and executing the master agreement, the preferred stock redemption agreement, the transition services agreement, the sublease, employment agreements and various other agreements related to our transition to self-management.

•

As a self-managed company, we intend to utilize a different accounting system, which we expect will result in increased general and administrative expenses during the short-term implementation phase and reduced general and administrative expenses thereafter.

•

Our general and administrative expenses will increase as a result of the employment-related costs and other costs we will incur as a self-managed company, which will be at least partially offset by the elimination of the advisory fees and expenses we currently pay to Wells TIMO as an externally managed company. The net effect of our increased employment-related costs and the elimination of the advisory fees and expenses we currently pay to Wells TIMO is not expected to be material.

In addition, our shares of Class A common stock have been approved for listing on the NYSE upon completion of this offering, at which point we will be obligated to incur additional costs, such as listing fees and other compliance costs. Therefore, as a result of our transition to self-management, our initial listing and this offering, we expect to recognize non-recurring costs of approximately $4.0 to $4.5 million (excluding estimated underwriting discounts and commissions), of which $1.0 million have been reflected in our general and administrative expenses for the quarter ended September 30, 2013. Furthermore, due to the additional costs attributable to operating as a self-managed and listed company, we expect our annual general and administrative expenses, including personnel costs, for fiscal year 2014 and subsequent fiscal years to increase by approximately $200,000 to $300,000 as compared to general and administrative expenses plus advisor fees and expense reimbursements for fiscal year 2012. However, there may be additional unforeseen costs and expenses attributable to operating as a self-managed and listed company.

Operating Strategy

Our operating strategy entails funding expenditures related to the recurring operations of our timberlands, including interest on outstanding indebtedness and certain capital expenditures (excluding timberland acquisitions), with operating cash flows; assessing the amount of operating cash flows that will be required for additional timberland acquisitions; and distributing residual operating cash flows, if any, to our stockholders. Our operating and financial plans for 2013 were established to meet volume obligations under the timber agreements, to meet the debt service requirements of our debt facility, and to continue to maximize the production capacity and long-term value of our timberlands. We continue to practice intensive forest management and silvicultural techniques that increase the biological growth of the forest. We intend to capitalize on the operational flexibility afforded to timberland owners in order to take advantage of then-prevailing market prices, including, but not limited to, adjusting harvest levels in context of supply and demand for wood in the local wood markets. We plan to harvest approximately 0.9 million tons of timber in 2013, down modestly from the 1.1 million-ton harvest in 2012. In 2014, we expect to harvest approximately 1.1 million tons of timber, which we expect will be comprised of over 70% pulpwood.

Our most significant risks and challenges include our ability to access a sufficient amount of capital that will allow us to further grow and diversify our portfolio of timberlands, to fund the expenses associated with being a self-managed and listed company, and to repay or refinance our outstanding debt facility. To the extent that significant capital is not raised, we may not be able to achieve sufficient economies of scale and diversification to guard against the general economic, industry-specific, financing, and operational risks generally associated with individual investments, operate as a self-managed company or repay the CoBank loan. Although we believe that our timberlands are well-positioned to weather current market conditions, we are not immune to the adverse effects of a prolonged downturn in the economy, weak real estate fundamentals, or disruptions in the credit markets. Such conditions would likely adversely affect the value of our portfolio, our results of operations and our liquidity.

Our Harvest and HBU Strategies

Timberlands represent a distinctive asset class that offers multiple means of value creation and return generation. Specifically, timberlands generally do not need to be harvested within a specific timeframe, which provides timberland owners with a degree of flexibility to either harvest timber and generate current cash returns, or defer harvest and accrue returns in the form of biological growth and inventory appreciation. Historically, we have never paid a cash dividend to our common stockholders. As a result, our historical operating strategy was generally not driven by specific cash flow targets or distribution requirements (other than those required to comply with the terms of the CoBank loan), which afforded us the opportunity to undertake a strategic repositioning of our timberlands, improve our overall portfolio quality and position our timberlands to generate higher sustainable yields.

Upon completion of this offering, we intend to implement a revised business strategy that will increase our annual harvest volume based on a sustainable harvest plan in order to support a dividend payment to our stockholders. Based on our current harvest plan, we expect to sustainably harvest approximately 0.9 million to 1.0 million tons of timber annually from our fee timberland properties. In addition, we expect that our leased timberlands will contribute, on average, approximately 100,000 tons of incremental annual harvest volume during the term of the leases. Over the long term, we anticipate that our harvest volume will be comprised of approximately 50% to 60% pulpwood products and approximately 40% to 50% sawtimber and chip-n-saw products. We expect that a significant portion of any such increased harvest volume will likely be sold to MeadWestvaco pursuant to the timber agreements, although we will also market and sell such volume to other third-party timber purchasers. Given the large number of forest products manufacturing facilities within a serviceable distance of our timberlands, our existing customer relationships and generally improving conditions in our end-markets, we believe that demand for our timber products will be sufficient to support our increased harvest volume. However, MeadWestvaco is not obligated to purchase additional volume under the timber agreements, and there can be no assurance that MeadWestvaco or other customers will purchase additional timber to support our revised business strategy. In addition, our actual harvest volume and product mix may vary from year-to-year significantly from our projected volume and mix levels, as we may revise our harvest plan or we may opt to defer or accelerate harvest based on market conditions.

Pursuant to our revised business strategy, we also intend to establish annual HBU sales targets to further augment our stockholder distributions. Generally, we expect to monetize approximately 1% to 2% of our fee timberland acreage on an annual basis pursuant to our land sales program, although such results may vary. Given the proximity of our timberlands to several major population centers and recreational areas, our relationships with major land brokers and buyers in the region and our historical track record of HBU land sales, we believe that demand for our HBU properties will be sufficient to generate annual HBU sales volume in the range of 1% to 2% of our fee timberland acreage at commercially attractive prices. In 2014, based on the current level of activity and preliminary sales discussions, we expect our revenue related to land sales to be approximately $8 to $10 million. However, our actual HBU sales may vary from our targets and we may not ultimately be successful in generating attractive land sales at these levels.

We believe that our revised harvest and HBU strategies, as well as the considerations upon which these strategies were formulated, are generally consistent with the strategies considered and employed by other publicly-traded timber REITs, although specific cash flow targets and overall earnings composition by business segment among these companies may differ materially from ours.

Our Timberlands History

We acquired the significant majority of our timberlands from MeadWestvaco in October 2007. MeadWestvaco (and its predecessor companies) had gradually accumulated the properties throughout the 1950s to 1970s in an effort to secure a captive source of fiber for its pulp and paper operations in the region. Thus, while our timberlands had been professionally managed for commercial timber production for several decades, the forest management strategy under MeadWestvaco’s ownership was generally oriented towards shorter-rotation pulpwood production to supply its mills. When we acquired our timberlands in 2007, we immediately undertook a strategic repositioning of the properties designed to transition toward a more value-oriented product mix of pulpwood, chip-n-saw and sawtimber. To this end, we initiated a comprehensive thinning regime on our pine plantation properties to reduce stand density and optimize long-term sawtimber potential. Moreover, we continued a progressive replanting program (originally initiated by MeadWestvaco in the early 2000’s) utilizing improved mass-controlled pollination, or MCP, seedlings, which have demonstrated materially higher growth potential relative to traditional, unimproved seedlings. As part of our repositioning strategy, we also deferred significant harvest volume on our fee timberlands. Overall, these initiatives have led to an improved inventory profile and are expected to enhance the long-term value potential of our timberlands. As of December 31, 2013, we expect that our timber inventory will total approximately 10.7 million tons of merchantable timber, including approximately 9.9 million tons on our fee timberlands and approximately 0.8 million tons on our leased timberlands.

General Economic Conditions and Timber Market Factors Impacting Our Business

As measured by the U.S. gross domestic product, or real GDP, the U.S. economy increased at an annual rate of 2.5% in the second quarter of 2013, according to the Bureau of Economic Analysis. The increase in real GDP in 2013 primarily reflected positive contributions from personal consumption expenditures, exports, private inventory investment, non-residential and residential fixed investment that were partly offset by negative contributions from federal government spending. While we believe the U.S. economy is likely to continue its recovery, we expect the recovery will maintain a moderate pace with fiscal policy presenting the biggest variable in the outlook. Given the ongoing uncertainty surrounding the debt ceiling, the U.S. economy is expected to finish 2013 on a slow pace. However, assuming lawmakers can reach agreement on the debt ceiling and authorize at least temporary spending measures to keep the government running after January 15, 2014, the U.S. economy is expected to accelerate in 2014, with real GDP averaging close to a 2.7% growth rate.

Timberland operating performance is influenced by a variety of factors, including changes in timber prices; the demand for pulp, paper, lumber, panel, and other wood-related products; the supply of timber; and competition. Average timber prices in the U.S. South showed positive growth in the third quarter of 2013 compared to the third quarter of 2012.

Pine pulpwood and hardwood pulpwood prices increased approximately 11% and 25%, respectively, for the three months ended September 30, 2013, as compared to the three months ended September 30, 2012 primarily due to an extremely wet spring and strong demand from paper mills. When lumber markets are weak and lumber mills slow down production, they produce fewer by-products, which are a cheap source of chips for paper mills and pellet producing facilities. These facilities must then purchase more pulpwood in the timber market to make up for the shortfall, which leads to increased demand and prices for pulpwood. These factors kept pulpwood prices high throughout the summer of 2013. We expect pine pulpwood prices, which continue to remain attractive by historical standards, to remain steady through the remainder of 2013.

Pine chip-n-saw and sawtimber prices increased approximately 7% and 5%, respectively, for the three months ended September 30, 2013, as compared to the three months ended September 30, 2012 as a result of improvements in the lumber and wood products markets, which are coming off decade lows. The demand for lumber, panel and other wood-related products is largely affected by the level of new residential construction activity and repair and remodeling as residential housing is the most important end-use for market for timber. The number of housing starts, which is generally considered to be a leading indicator of the general U.S. economy and the most important indicator of demand for timber, increased approximately 20.9% through July 2013 as compared to 2012. The residential remodeling market index published by the National

Association of Home Builders rebounded back up to the post-2004 peak reached at the end of 2012. Due to this increase in residential construction and in remodeling activity, we believe there will be modest improvements in sawtimber and chip-n-saw prices during the remainder of 2013 and the full year 2014.

In addition, in recent years, the demand for North American log and lumber exports in China has increased dramatically and is expected to remain strong for the foreseeable future. Furthermore, the supply of wood products to the North American market by Canada, which has historically been a major supplier to the market, is expected to be constrained by several key developments in Canada, including the mountain pine beetle epidemic in British Columbia and governmental restrictions on timber harvest in Eastern Canada. Therefore, if a supply-demand imbalance were to develop in the North American wood products market, we believe it would cause an increase in the prices for timber and timberlands.

Results of Operations

Our results of operations are typically materially impacted by the fluctuating nature of timber prices, changes in the levels and composition of our harvest volumes, the level of timberland sales, changes to associated depletion rates and varying interest expense based on the amount and cost of outstanding borrowings. In addition, our results of operations for the historical periods presented may not be indicative of our future results of operations to the extent our future results of operations are impacted by our transition to self-management as discussed above.

Comparison of the nine months ended September 30, 2013 versus the nine months ended September 30, 2012

The following table shows the timber prices, harvest volumes and changes in the levels and composition of each for our timberlands for the nine months ended September 30, 2013 and 2012.

	Nine Months Ended September 30,		Change
	2013	2012	%
Timber sales volume (tons)
Pulpwood	498,108	498,592	0%
Sawtimber (1)	203,573	256,239	(21)

	701,681	754,831	(7)%

Net timber sales price (per ton) (2)
Pulpwood	$11	$10	11%
Sawtimber	20	20	(2)
Timberland sales
Gross sales	$2,498,757	$10,972,440
Sales volumes (acres)	1,167	6,016
Sales price (per acre)	2,141	1,824

(1)	Includes sales of chip-n-saw and sawtimber.
(2)	Prices per ton are rounded to the nearest dollar and shown on a stumpage basis (i.e., net of contract logging and hauling costs) and, as such, the sum of these prices multiplied by the tons sold does not equal timber sales in the accompanying consolidated statements of operations for the nine months ended September 30, 2013 and 2012.

Revenue. Revenues decreased to approximately $24.5 million for the nine months ended September 30, 2013 from approximately $35.1 million for the nine months ended September 30, 2012 due to a decrease in timberland sales revenue of approximately $8.5 million and a decrease in timber sales revenue of approximately $2.3 million. Timberland sales revenue decreased due to selling fewer acres. Timber sales revenue decreased primarily due to lower harvest volumes. Details of timber sales by product for the nine months ended September 30, 2013 and 2012 is shown in the following table:

	For the Nine Months Ended September 30, 2012	Changes attributable to:		For the Nine Months Ended September 30, 2013
		Price	Volume
Timber sales (1)
Pulpwood	$13,111,828	$514,997	$(840,286)	$12,786,539
Sawtimber (2)	9,013,761	76,210	(2,029,760)	7,060,211

	$22,125,589	$591,207	$(2,870,046)	$19,846,750

(1)	Timber sales are presented on a gross basis.
(2)	Includes sales of chip-n-saw and sawtimber.

Operating expenses. Contract logging and hauling costs decreased to approximately $10.2 million for the nine months ended September 30, 2013 from approximately $11.8 million for the nine months ended September 30, 2012 as a result of a decrease of approximately 13% in delivered wood volume. Depletion expense decreased by 23% to approximately $6.2 million for the nine months ended September 30, 2013 from approximately $8.1 million for the nine months ended September 30, 2012 due to a 7% decrease in harvest volumes and a lower blended depletion rate. Our blended depletion rate was lower in 2013 due to a decrease in harvests of timber from leased tracts as a percentage of our total harvest to 37% in 2013 from 55% in 2012. As a result of an acquisition of approximately 30,000 acres of timberland during 2012 where we previously held leasehold interests, approximately 12% of our merchantable timber inventory was recategorized as fee timber, which is depleted at much lower rates than timber from leased tracts. Cost of timberland sales decreased due to selling fewer acres of timberland in the first nine months of 2013 as compared to the first nine months of 2012. Land rent expense decreased to approximately $0.8 million in 2013 from $1.5 million in 2012 primarily due to expiration of leases and the acquisition described above. Forestry management fees and other operating expenses were comparable to the first nine months of 2012.

Future contract logging and hauling costs and depletion expense are expected to fluctuate with harvest volumes. Cost of timberland sales is directly correlated to the number of acres sold. Forestry management expense and land rent expense will vary based on the number of acres under management.

Advisor fees and expense reimbursements. Advisor fees and expense reimbursements increased to approximately $3.3 million for the nine months ended September 30, 2013 from approximately $2.4 million for the nine months ended September 30, 2012 as a result of no advisor fees being payable under the advisory agreement in effect in the third quarter of 2012. In connection with our transition to self-management, the advisory agreement was terminated effective October 25, 2013. As such, we will not incur additional advisor fees and expense reimbursements subsequent to October 25, 2013.

General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2013 increased by approximately $1.3 million, to $3.0 million, compared to $1.7 million for the nine months ended September 30, 2012, primarily due to an increase in legal and consulting fees in preparation for this offering and the listing of shares of our Class A common stock on the NYSE. General and administrative expenses are expected to increase as a result of the employment-related costs and other costs we will incur as a self-managed company, which will be at least partially offset by the elimination of the advisory fees and expenses we paid to Wells TIMO as an externally managed company. The net effect of our increased employment-related costs and the elimination of the advisory fees and expenses is not expected to be material.

Interest expense. Interest expense decreased to approximately $2.7 million for the nine months ended September 30, 2013 from approximately $4.2 million for the nine months ended September 30, 2012 primarily due to a non-recurring write-off of approximately $1.3 million of deferred financing costs in connection with the closing of the CoBank Loan in the third quarter of 2012.

Net loss. Our net loss increased to approximately $7.1 million for the nine months ended September 30, 2013 from approximately $6.2 million for the nine months ended September 30, 2012, primarily as a result of an approximately $2.5 million increase in our operating loss, offset by an approximately $1.5 million decrease in our interest expense. Our operating loss increased due to a decrease in net timberland sales revenue of approximately $2.4 million and an increase in general and administrative expenses, partially offset by an increase in net timber sales revenue of approximately $1.2 million. Interest expense decreased primarily due to a non-recurring write-off of approximately $1.3 million of deferred financing costs in the third quarter of 2012 in connection with the closing of the CoBank Loan. We sustained a net loss for the nine months ended September 30, 2013 primarily as a result of incurring an operating loss of approximately $4.4 million and interest expense of approximately $2.7 million. Our net loss per share available to common stockholders for the nine months ended September 30, 2013 and 2012 was $0.58 and $0.51, respectively. We anticipate future net losses to fluctuate with timber prices, harvest volumes, timberland sales and interest expense based on our level of current and future borrowings.

Comparison of the year ended December 31, 2012 versus the year ended December 31, 2011

Timber prices, harvest volumes and changes in the levels and composition of each for our timberlands for the years ended December 31, 2012 and 2011 is shown in the following table:

	Years Ended December 31,		Change
	2012	2011	%
Timber sales volume (tons)
Pulpwood	697,307	969,549	(28)%
Sawtimber (1)	358,683	306,063	17

	1,055,990	1,275,612	(17)

Net timber sales price (per ton) (2)
Pulpwood	10	9	11%
Sawtimber	21	20	1
Timberland sales
Gross sales	10,972,440	1,740,586
Sales volumes (acres)	6,016	1,125
Sales price (per acre)	1,824	1,547

(1)	Timber sales are presented on a gross basis.
(2)	Includes sales of chip-n-saw and sawtimber.

Revenue. Revenues increased to approximately $44.2 million for the year ended December 31, 2012 from approximately $40.0 million for the year ended December 31, 2011 due to an increase in timberland sales revenue of approximately $9.2 million, offset by a decrease in timber sales revenue of approximately $5.0 million. Timberland sales revenue increased due to selling more acres of timberland. Timber sales revenue decreased primarily due to reductions in harvest volumes, as planned.

Details of timber sales by product for the year ended December 31, 2012 and 2011 is shown in the following table:

	For the Year Ended December 31, 2011	Changes attributable to:		For the Year Ended December 31, 2012
		Price	Volume
Timber sales (1)
Pulpwood	$25,205,706	$805,073	$(7,973,642)	$18,037,137
Sawtimber (2)	10,328,210	232,443	1,912,746	12,473,399

	$35,533,916	$1,037,516	$(6,060,896)	$30,510,536

(1)	Timber sales are presented on a gross basis.
(2)	Includes sales of chip-n-saw and sawtimber.

Operating expenses. Contract logging and hauling costs decreased to approximately $15.8 million for 2012 from approximately $20.1 million for 2011 as a result of a decrease of approximately 22% in delivered wood volume. Depletion expense decreased by 1% to approximately $11.7 million in 2012 from approximately $11.8 million in 2011 due to a 17% decrease in harvest volumes, offset by a higher blended depletion rate. Our blended depletion rate was higher in 2012 due to an increase in our sawtimber harvest in 2012 and an increase in harvests on leased tracts as a percentage of our total harvest from 38% in 2011 to 54% in 2012. Sawtimber carries significantly higher depletion rates than pulpwood, and timber on leased tracts are depleted at much higher rates than fee timber. Cost of timberland sales increased to approximately $7.8 million in 2012 from approximately $1.3 million in 2011 due to selling more acres of timberland. Forestry management fees decreased to approximately $2.3 million for the year ended December 31, 2012 from approximately $2.6 million for the year ended December 31, 2011 primarily due to a decrease in incentive fees incurred under the timberland operating agreement with Forest Resource Consultants, Inc., which are based on net revenue. Land rent expense decreased to approximately $1.6 million in 2012 from $2.2 million in 2011 primarily due to expiration of leases and the acquisition of approximately 30,000 acres of timberland where we previously held leasehold interests. Other operating expenses increased by approximately $0.1 million to approximately $2.8 million in 2012 from approximately $2.7 million in 2011 primarily due to an increase in property taxes.

Advisor fees and expense reimbursements. Advisor fees and expense reimbursements increased to approximately $3.7 million for 2012 from approximately $3.3 million for 2011 as a result of using different methodologies to determine the amounts due under our advisory agreement and its amendments, which was effective through June 30, 2013. Beginning with the second quarter of 2012, advisor fees and expense reimbursements were determined under Amendment No. 2 to our advisory agreement, which limited the amounts of advisor fees and expense reimbursements to the lesser of (1) 1.0% of assets under management as of the last day of the quarter less advisor fees paid for the preceding three quarters, and (2) free cash flow (as defined) for the four quarters then ended in excess of an amount equal to 1.25 multiplied by our interest expense for the four quarters then ended. From the second quarter of 2011 to the first quarter of 2012, advisor fees and expense reimbursements were determined under Amendment No. 1 to our advisory agreement, or Amendment No. 1, that limited the amounts of advisor fees and expense reimbursements to the least of (1) an asset management fee equal to one-fourth of 1.0% of assets under management plus reimbursements for all costs and expenses Wells TIMO incurred in fulfilling its duties as the asset manager; (2) one fourth of 1.5% of assets under management, or (3) free cash flow (as defined) in excess of an amount equal to 1.05 multiplied by interest on outstanding debt. In the first quarter of 2011, advisor fees and expense reimbursements were approximately $1.6 million under our advisory agreement. In connection with our transition to self-management, we terminated the advisory agreement on October 25, 2013, and we and our operating partnership entered into the transition services agreement with Wells REF and a sublease with Wells REF. See Note 9 to the accompanying unaudited consolidated financial statements as of and for the period ending June 30, 2013 for additional information regarding fees incurred in connection with the advisory agreement.

General and administrative expenses. General and administrative expenses were essentially unchanged at $2.2 million for the year ended December 31, 2012 compared to $2.1 million for the year ended December 31, 2011.

Interest expense. Interest expense decreased to approximately $5.0 million for the year ended December 31, 2012 from approximately $5.4 million for the year ended December 31, 2011 primarily due to lower principal balances outstanding on our debt facilities, offset by an increase in noncash interest expense due to a non-recurring write-off of approximately $1.3 million of deferred financing costs in connection with paying off the Mahrt loan.

Interest rate risk instrument. Our loss on an interest rate swap that does not qualify for hedge accounting treatment decreased by approximately $0.3 million to approximately $0.1 million in 2012 from approximately $0.4 million in 2011. The loss was primarily due to the fact that the variable interest rate incurred on the Mahrt loan was lower than the contractual interest rate of the related interest rate swap during the year ended December 31, 2012. The decrease in the loss was primarily due to a decrease in the length of time remaining under the swap contract and changes in the outlook of future market interest rates.

Net loss. Our net loss decreased to approximately $8.9 million for the year ended December 31, 2012 from approximately $11.9 million for the year ended December 31, 2011, primarily as a result of an approximately $2.4 million improvement in operating loss, an approximately $0.4 million decrease in interest expense, and an approximately $0.3 million decrease in loss on interest rate swap. Our operating loss improved due to an increase in net timber and timberland sales revenue of approximately $2.0 million and an approximately $0.6 million decrease in land rent expense. We sustained a net loss for the year ended December 31, 2012 primarily as a result of incurring interest expense of approximately $5.0 million in connection with borrowings used to finance the purchase of our timberlands and an operating loss of approximately $3.7 million. We opted to leverage acquisition of our timberlands with substantial short-term and medium-term borrowings as a result of sourcing this acquisition in advance of raising investor proceeds under our non-listed, public offerings. Our net loss per share available to common stockholders for the years ended December 31, 2012 and 2011 was $0.73 and $1.18, respectively.

Comparison of the year ended December 31, 2011 versus the year ended December 31, 2010

Timber prices, harvest volumes and changes in the levels and the composition of each for our timberlands for the years ended December 31, 2011 and 2010 is shown in the following table.

	Years Ended December 31,		Change
	2011	2010	%
Timber sales volume (tons)
Pulpwood	969,549	1,219,056	(20)%
Sawtimber (1)	306,063	328,684	(7)

	1,275,612	1,547,740	(18)

Net timber sales price (per ton) (2)
Pulpwood	$9	$11	(13)%
Sawtimber	20	21	(2)
Timberland sales
Gross sales	$1,740,586	$2,267,887
Sales volumes (acres)	1,125	1,173
Sales price (per acre)	1,547	1,933

(1)	Includes sales of chip-n-saw and sawtimber.
(2)	Prices per ton are rounded to the nearest dollar and shown on a stumpage basis (i.e., net of contract logging and hauling costs) and, as such, the sum of these prices multiplied by the tons sold does not equal timber sales in the accompanying consolidated statements of operations for the years ended December 31, 2011 and 2010.

Revenue. Revenues decreased to approximately $40.0 million for the year ended December 31, 2011 from approximately $47.6 million for the year ended December 31, 2010 due to decreases in timber sales, timberland sales, and other revenues of approximately $5.9 million, $0.5 million, and $1.2 million, respectively. Revenue from timber sales decreased due to planned reductions in harvest volumes. Revenue from timberland sales decreased as a result of selling fewer acres and reserving more timber on timberland sold during 2011 as compared to 2010. Other revenue decreased due to approximately $1.1 million of funds received from the Biomass Crop Assistance Program, or BCAP, during 2010; no funds were received from BCAP in 2011.

Details of timber sales by product for the years ended December 31, 2010 and 2011 are shown in the following table:

	For the Year Ended December 31, 2010	Changes attributable to:		For the Year Ended December 31, 2011
		Price	Volume
Timber sales (1)
Pulpwood	$30,257,406	$(389,371)	$(4,662,329)	$25,205,706
Sawtimber (2)	11,146,913	(350,049)	(468,654)	10,328,210

	$41,404,319	$(739,420)	$(5,130,983)	$35,533,916

(1)	Timber sales are presented on a gross basis.
(2)	Includes sales of chip-n-saw and sawtimber.

Operating expenses. Contract logging and hauling costs decreased approximately 5% to approximately $20.1 million for the year ended December 31, 2011 from approximately $21.1 million for the year ended December 31, 2010 due to an approximately 11% decrease in delivered wood volume, offset by a 7% increase in our logging rate. Logging rate increased due to higher fuel cost. Depletion decreased to approximately $11.8 million for the year ended December 31, 2011 from approximately $14.3 million for the year ended December 31, 2010 due to lower harvest volumes. Cost of timberland sales decreased to approximately $1.3 million in 2011 from approximately $1.6 million in 2010, primarily as a result of selling fewer acres and reserving more timber on timberland sold in 2011. Forestry management fees decreased approximately $0.2 million primarily due to a decrease in incentive fees as a result of lower net operating revenue. Other operating expenses decreased by approximately $0.3 million due to lower timber taxes as a result of harvest reduction.

Advisor fees and expense reimbursements. Advisor fees and expense reimbursements decreased approximately $2.8 million to approximately $3.3 million for the year ended December 31, 2011 from approximately $6.1 million for the year ended December 31, 2010 due to Amendment No. 1 that limited the amounts of advisor fees and expense reimbursements to the least of (1) an asset management fee equal to one-fourth of 1.0% of assets under management plus reimbursements for all costs and expenses Wells TIMO incurred in fulfilling its duties as the asset manager; (2) one quarter of 1.5% of assets under management , or (3) free cash flow (as defined) in excess of an amount equal to 1.05 multiplied by interest on outstanding debt. From the second quarter of 2011 to the fourth quarter of 2011, we incurred approximately $1.7 million of advisor fees and expense reimbursements pursuant to Amendment No. 1, which became effective on April 1, 2011, a decrease of approximately $3.0 million from the same period in 2010. In connection with our transition to self-management, we terminated the advisory agreement on October 25, 2013, and we and our operating partnership entered into the transition services agreement with Wells REF and a sublease with Wells REF. See Note 9 to the accompanying unaudited consolidated financial statements as of and for the period ending September 30, 2013 for additional information regarding fees incurred in connection with the advisory agreement.

General and administrative expenses. General and administrative expenses of approximately $2.1 million for the year ended December 31, 2011 was approximately $0.1 million higher than that in 2010 primarily due to an increase in bank fees.

Interest expense. Interest expense decreased to approximately $5.4 million for 2011 from approximately $8.6 million for 2010, primarily as a result of lower principal balances outstanding on our debt facilities and a lower weighted-average interest rate.

Interest rate risk instruments. We recognized a loss on our interest rate swaps that do not qualify for hedge accounting treatment of approximately $0.4 million for the year ended December 31, 2011 compared to a loss of approximately $1.8 million for the year ended December 31, 2010. The loss was primarily due to the fact that the variable interest rate incurred on the Mahrt loan was lower than the contractual interest rate of the related interest rate swap during the year ended December 31, 2011. The decrease in the loss was primarily due to a decrease in the notional amounts under the respective swap contracts, changes in market interest rates, and changes in the outlook of future market interest rates.

Net loss. Our net loss decreased to approximately $11.9 million for the year ended December 31, 2011 from approximately $15.8 million for the year ended December 31, 2010, as a result of decreases in interest expense and loss on interest rate swaps of approximately $3.1 million and $1.4 million, respectively, offset by an approximately $0.6 million increase in operating loss. We sustained a net loss for the year ended December 31, 2011, primarily as a result of incurring an operating loss of approximately $6.1 million, interest expense of $5.4 million in connection with borrowings used to finance the purchase of our timberlands, and incurring a loss on interest rate swaps of approximately $0.4 million related to our hedging of interest rate risk. Our net loss per share available to common stockholders for the years ended December 31, 2011 and 2010 was $1.18 and $2.14, respectively.

Quarterly Financial Information

Presented below is a summary of the unaudited quarterly financial information for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011:

	2013			2012				2011
	First Quarter	Second Quarter	Third Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$7,387,791	$9,252,419	$7,857,246	$7,885,864	$18,292,293	$8,934,702	$9,086,920	$9,376,809	$10,863,457	$9,462,391	$10,315,170
Operating income (loss)	$(1,196,915)	$(1,617,420)	$(1,579,249)	$(2,177,228)	$523,104	$(226,147)	$(1,819,328)	$(2,814,639)	$(631,895)	$(733,032)	$(1,892,639)
Net loss	$(1,986,734)	$(2,563,923)	$(2,527,903)	$(3,254,067)	$(464,306)	$(2,519,815)	$(2,632,544)	$(4,473,926)	$(2,346,944)	$(2,120,571)	$(3,003,922)
Net loss available to common stockholders	$(2,078,868)	$(2,656,892)	$(2,621,893)	$(3,347,108)	$(557,276)	$(2,613,807)	$(2,726,533)	$(5,388,321)	$(2,793,780)	$(2,219,534)	$(3,100,403)
Basic and diluted net loss per share available to common stockholders (1) (2)	$(0.16)	$(0.21)	$(0.21)	$(0.28)	$(0.05)	$(0.21)	$(0.21)	$(0.51)	$(0.25)	$(0.19)	$(0.25)

(1)	The sums of the quarterly amounts do not equal loss per share for the years ended December 31, 2012 and 2011 due to the increases in weighted-average shares outstanding over the years.
(2)	Amounts adjusted for all periods presented to reflect the Recapitalization and the impact of additional shares of common stock issued and outstanding as a result of stock dividends.

Liquidity and Capital Resources

Overview

From 2007 through the first quarter of 2012, we raised gross proceeds of approximately $307.2 million through the issuance of shares of our common stock in our non-listed public offerings and our offering to non-U.S. persons, which we refer to as the 2010 German offering, and approximately $43.6 million through the issuance of our preferred stock to Wells REF.

On September 28, 2012, we entered into a first mortgage loan agreement, or the CoBank loan, with a syndicate of banks with CoBank ACB, or CoBank, serving as administrative agent. The CoBank loan amended and restated the five-year senior loan agreement for $211.0 million entered into on March 24, 2010 and its amendments, or the Mahrt loan. Proceeds from the CoBank term loan facility of $133.0 million, or the CoBank term loan, were used to pay off the outstanding balance of the Mahrt loan, fund costs associated with closing the CoBank loan, and partially fund the Saunders property acquisition.

Under the CoBank loan, we can initially borrow up to $148.0 million in principal, including the CoBank term loan and up to $15.0 million through a revolving credit facility, or the CoBank revolver. During the term of the CoBank loan, we also have the ability to increase the amount of the CoBank term loan by up to $50.0 million, or the CoBank incremental loan. The CoBank loan is secured by a first mortgage in our timberlands, a first priority security interest in all of our bank accounts, and a first priority security interest on all of our other assets.

The CoBank loan bears interest at an adjustable rate based on the one-, two-, or three-month LIBOR plus an applicable margin ranging from 2.00% to 2.75%, or the LIBOR Rate, that varies based on the loan-to-collateral-value ratio, or our LTV ratio, at the time of determination. As of July 31, 2013 and June 30, 2013, the outstanding balance of the CoBank loan was approximately $132.4 million, all of which was outstanding under the CoBank term loan. We intend to pay down the majority of the outstanding principal balance of the CoBank loan with the proceeds of this offering. On August 11, 2018, all outstanding principal, interest and any fees or other obligations on the CoBank loan will be due and payable in full.

The CoBank loan is subject to mandatory prepayment from proceeds generated from dispositions of timberland and lease terminations. The mandatory prepayment excludes (1) the first $4.0 million of cost basis of timberland dispositions in any fiscal year if (a) our LTV ratio calculated on a pro forma basis after giving effect to such disposition does not exceed 40%, and (b) such cost basis is used as permitted under the CoBank loan; and (2) lease termination proceeds of less than $2.0 million in a single termination until aggregate lease termination proceeds during the term of the CoBank loan exceeds $5.0 million. We may make voluntary prepayments at any time without premium or penalty. As of September 30, 2013, our LTV ratio was approximately 33%.

The CoBank loan prohibits us from declaring, setting aside funds for, or paying any dividend, distribution, or other payment to our stockholders other than as required to maintain our REIT qualification if our LTV ratio is greater than or equal to 40%. So long as our LTV ratio remains below 40% and we maintain a minimum fixed-charge coverage ratio of 1.05:1.00, we have the ability to declare, set aside funds for, pay dividends or distributions, or make other payments to our stockholders from operating cash flows on a discretionary basis. The amount of distributions that we may pay to our common stockholders will be determined by our board of directors and is dependent upon a number of factors, including, but not limited to, our financial condition, our capital requirements, our expectations of future sources of liquidity, current and future economic conditions and market demand for timber and timberlands, and tax considerations.

We expect our primary sources of future capital will be derived from the operations of our timberlands, proceeds from the CoBank revolver and the CoBank incremental loan. The amount of cash available for distribution to stockholders and the level of discretionary distributions declared will depend primarily upon the amount of cash generated from our operating activities, our determination of funding needs for near-term capital and debt service requirements, expectations of future cash flows and the amount of proceeds we raise in this offering.

CoBank and AgFirst have arranged for, and are participating in a syndicate of lenders that have committed to provide, a senior secured credit facility of up to $212.4 million, or the new credit facility, upon the closing of this offering. The closing of the new credit facility is subject to our receiving gross proceeds in this offering of at least $150.0 million and paying down at least $85.0 million under our existing credit facility with CoBank or, with the consent of the required lenders, receiving gross proceeds of at least $135.0 million and paying down at least $70.0 million under the existing credit facility. Closing the new credit facility is also subject to the negotiation and execution of a definitive credit agreement and the satisfaction of customary closing conditions, including the completion of due diligence, and we cannot assure you that all of the conditions to closing the new credit facility will be satisfied.

The new credit facility will consist of (1) a revolving credit facility of up to $15.0 million, (2) a multi-draw term credit facility of up to $150.0 million, and (3) the remaining amount outstanding under our existing credit facility after pay down of the facility with a portion of the net proceeds of this offering, which may be an amount up to $47.4 million, unless we obtain required lender consent in which case it may be up to $61.7 million. The credit agreement will provide that the new credit facility may be increased by up to $75.0 million, consisting of up to a $10.0 million increase in the revolving credit facility and the remainder available for incremental term loans. Any increases over $212.4 million are subject to final lender commitment and due diligence.

The revolving credit facility may be used for working capital, to support letters of credit and other general corporate purposes but may not be used for timber acquisitions. The revolving credit facility will bear interest at an adjustable rate equal to a base rate plus between 0.50% and 1.75% or a LIBOR rate plus between 1.50% and 2.75%, in each case depending on our LTV ratio, and will terminate and all amounts under the facility will be due five years from the closing date.

The multi-draw credit facility may be drawn upon five times during the period from the closing date up to the third anniversary of the closing date and may be used to finance domestic timber acquisitions and associated expenses. Amounts repaid under the multi-draw credit facility may be reborrowed prior to the third anniversary of the closing date. The multi-draw facility will bear interest at an adjustable rate equal to a base rate plus between 0.75% and 2.00% or a LIBOR rate plus between 1.75% and 3.00%, in each case depending on our LTV ratio, and will terminate and all amounts under the facility will be due seven years from the closing date. The multi-draw credit facility is interest only until the maturity date; however, if our LTV ratio is in excess of 35%, then principal payments will be required to be made beginning with the third anniversary of the closing date at a per annum rate of 7.5% of the principal amount of the multi-draw credit facility.

The existing term loan will bear interest at an adjustable rate equal to a base rate plus between 0.50% and 1.75% or a LIBOR rate plus between 1.50% and 2.75%, in each case depending on our LTV ratio, and will terminate and all amounts under the facility will be due five years from the closing date.

The other terms of the new credit facility are substantially similar to the terms of the CoBank loan, including mandatory prepayment events as well affirmative and negative covenants.

Short-Term Liquidity and Capital Resources

Net cash provided by operating activities for the nine months ended September 30, 2013 and 2012 were approximately $2.4 million and $10.5 million, respectively, and for the years ended December 31, 2012, 2011 and 2010 were approximately $11.4 million, $4.6 million and $5.2 million, respectively. Net cash flows for each of these periods was primarily comprised of net cash receipts from timber and timberland sales and recreational leases in excess of payments for operating expenses, interest expense, advisor fees and expense reimbursements, forestry management fees, and general and administrative expenses. We intend to use the majority of future cash flows from operating activities, after payments of operating expenses and interest expense, to fund certain capital expenditures, to pay down existing borrowings to lower our debt-to-net assets ratio and to pay distributions to our stockholders.

Net cash used in investing activities for the nine months ended September 30, 2013 and 2012 were approximately $1.4 million and $17.8 million, respectively, and net cash used in investing activities for the years ended December 31, 2012, 2011 and 2010 were approximately $18.3 million, $0.5 million and $0.9 million, respectively, which reflects investments in timber and timberland assets net of amounts released from lender-required escrow accounts.

Net cash (used in) provided by financing activities for the nine months ended September 30, 2013 was approximately $(1.1) million and $12.1 million, respectively, and net cash provided by (used in) financing activities for the years ended December 31, 2012, 2011 and 2010 was approximately $11.3 million, $(6.0) million and $(1.1) million, respectively. Change in cash from financing activities during the respective periods represented cash received from our public offerings through February 2012 net of payments of commissions and fees, proceeds from our credit facilities ($133.0 million in 2012 and $211.0 million in 2010) net of payment of financing costs and repayments of debt, offset by cash used for redemptions of our common stock and Series A and Series B preferred stock.

We expect to utilize the residual cash balance of approximately $11.2 million as of September 30, 2013 to satisfy current and future liabilities and fund future capital expenditures.

We believe that we have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on-hand, and borrowing capacity, necessary to meet our current and future obligations that become due over the next 12 months.

The CoBank loan contains, among others, financial covenants which:

•	limit our LTV ratio to 45% at the end of each fiscal quarter and upon the sale or acquisition of any property; and

•	require a fixed-charge coverage ratio of not less than 1.05:1.00 at the end of each fiscal quarter.

As of September 30, 2013, we believe we were in compliance and expect to remain in compliance with the financial covenants of the CoBank loan. Additionally, the CoBank loan requires funding of an account under the control of CoBank equal to approximately six months of interest on the CoBank loan during any time the LTV ratio is 35% or greater, or approximately three months of interest if the LTV ratio is less than 35%.

Long-Term Liquidity and Capital Resources

Over the long-term, we expect our primary sources of capital to include net cash flows from operations, including proceeds from strategic property sales, proceeds from secured or unsecured financings from banks and other lenders and public offerings of our common stock. Our principal demands for capital include operating expenses, interest expense on any outstanding indebtedness, certain capital expenditures (other than timberland acquisitions), repayment of debt, timberland acquisitions and stockholder distributions.

In determining how to allocate cash resources in the future, we will initially consider the source of the cash. We anticipate using a substantial portion of cash generated from operations, after payments of periodic operating expenses and interest expense, to fund certain capital expenditures required for our timberlands. Any remaining cash generated from operations may be used to pay distributions to stockholders and partially fund timberland acquisitions. Therefore, to the extent that cash flows from operations are lower, timberland acquisitions and stockholder distributions are anticipated to be lower as well. Proceeds from future debt financings may be used to fund capital expenditures and to pay down existing and future borrowings.

As of September 30, 2013, our debt-to-net-assets ratio, defined as our total debt as a percentage of our total gross assets (other than intangibles) less total liabilities, was approximately 45%. Our debt-to-net-assets ratio will vary based on our level of current and future borrowings, which will depend on the level of net cash flows from operations; however, we expect our debt-to-net-assets ratio to decrease as a result of paying down our existing borrowings from the net proceeds raised in this offering. Accordingly, before additional borrowings, principal payments, timberland acquisitions or dispositions, we expect our debt-to-net-assets ratio to decrease in the future.

Contractual Obligations and Commitments

As of December 31, 2012, our contractual obligations were as follows:

	Payments Due by Period
Contractual Obligations	Total	2013	2014-2015	2016-2017	Thereafter
Debt obligations (1)	$132,356,123	$—	$—	$—	$132,356,123
Estimated interest on debt obligations (1) (2)	27,258,004	4,985,060	10,532,612	9,945,148	1,795,184
Operating lease obligations (3)	6,546,920	875,946	1,456,619	1,342,006	2,872,349
Other liabilities (4)	1,150,000	163,889	289,183	244,408	452,520

Total	$167,311,047	$6,024,895	$12,278,414	$11,531,562	$137,476,176

(1)	Represents respective obligations under the CoBank Loan as of December 31, 2012.
(2)	Amounts include impact of interest rate swaps. See “—Quantitative and Qualitative Disclosure About Market Risk” for more information regarding our interest rate swaps.
(3)	Includes payment obligation on approximately 7,300 acres that are subleased to a third party.
(4)	Represents net present value of future payments to satisfy a liability assumed upon acquisition of timberland.

Portfolio Information

As of September 30, 2013, we owned approximately 280,000 acres of timberland located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia. Of the approximately 280,000 acres, we owned fee-simple interests in approximately 247,200 acres and leasehold interests in approximately 32,800 acres. As of December 31, 2012, our timberlands acreage consisted of approximately 75% pine stands and approximately 25% hardwood stands, and our timber inventory consisted of approximately 10.1 million tons of merchantable timber, including approximately 6.0 million tons of pulpwood, 2.1 million tons of chip-n-saw and 2.0 million tons of sawtimber.

Election as a REIT

We have elected to be taxed as a REIT under the Code, and have operated as such beginning with our taxable year ended December 31, 2009. To qualify to be taxed as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify to be taxed as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for that year and for the four years following the year during which qualification is lost, unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Inflation

In connection with the acquisition of our timberlands, we entered into the timber agreements with MeadWestvaco. The timber agreements provide that we will sell to MeadWestvaco specified amounts of timber subject to quarterly market pricing adjustments and monthly fuel pricing adjustments, which are intended to protect us from, and mitigate the risk of, the impact of inflation. The price of timber has generally increased with increases in inflation; however, we have not noticed a significant impact from inflation on our revenues, net sales or income from continuing operations.

Application of Critical Accounting Policies

Our accounting policies have been established to conform to GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues, and expenses would have been recorded, thus resulting in a different presentation of the financial statements or different amounts reported in the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

A discussion of the accounting policies that management deems critical because they may require complex judgment in their application or otherwise require estimates about matters that are inherently uncertain, is provided below.

Timber Assets

Timber and timberlands, including logging roads, are stated at cost less accumulated depletion for timber harvested and accumulated amortization. We capitalize timber and timberland purchases. Reforestation costs, including all costs associated with stand establishment, such as site preparation, costs of seeds or seedlings, planting, fertilization and herbicide application, are capitalized. Timber carrying costs, such as real estate taxes, insect control, wildlife control, leases of timberlands and forestry management personnel salaries and fringe benefits, are expensed as incurred. Costs of major roads are capitalized and amortized over their estimated useful lives. Costs of roads built to access multiple logging sites over numerous years are capitalized and amortized over seven years. Costs of roads built to access a single logging site are expensed as incurred.

Depletion

Depletion, or costs attributed to timber harvested, is charged against income as trees are harvested. Fee-simple timber tracts owned longer than one year and similarly managed are pooled together for depletion calculation purposes. Depletion rates are determined at least annually by dividing (a) the sum of (1) net carrying value of the timber, which equals the original cost of the timber less previously recorded depletion, and (2) capitalized silviculture costs incurred and the projected silviculture costs, net of inflation, to be capitalized over the harvest cycle, by (b) the total timber volume estimated to be available over the harvest cycle. The harvest cycle for our timberlands is 30 years. Our methods of estimating our timber inventory are consistent with industry practices. We must use significant assumptions and judgments to determine both our current timber inventory and the timber inventory that will be available over the harvest cycle; therefore, the physical quantity of such timber may vary significantly from our estimates. Our estimated inventory is calculated for each tract by utilizing growth formulas based on representative sample tracts and tree counts for various diameter classifications. The calculation of inventory is subject to periodic adjustments based on sample cruises, actual volumes harvested and other timber activity, including timberland sales. In addition to growth, the inventory calculation takes into account in-growth, which is the annual transfer of oldest pre-merchantable age class into merchantable inventory. The age at which timber is considered merchantable is reviewed periodically and updated for changing harvest practices, future harvest age profiles and biological growth factors. The capitalized silviculture cost is limited to the expenditures that relate to establishing stands of timber. For each fee-simple timber tract owned less than one year, depletion rates are determined by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Depletion rates for lease tracts, which are generally limited to one harvest, are calculated by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with timberland sales. No book basis is allocated to the sale of conservation easements.

Evaluating the Recoverability of Timber Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our timber assets may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of timber assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. Impairment losses would be recognized for (1) long-lived assets used in our operations when the carrying value of such assets exceeds the undiscounted cash flows estimated to be generated from the future operations of those assets, and (2) long-lived assets held for sale when the carrying value of such assets exceeds an amount equal to their fair value less selling costs. Estimated fair values are calculated based on the following information in order of preference, dependent upon availability: (1) recently quoted market prices, (2) market prices for comparable properties or (3) the present value of undiscounted cash flows, including estimated salvage value. We intend to use one harvest cycle for the purpose of evaluating the recoverability of timber and timberlands used in our operations. Future cash flow estimates are based on probability-weighted projections for a range of possible outcomes and are discounted at risk-free rates of interest. We consider assets to be held for sale at the point at which a sale contract is executed and the buyer has made a nonrefundable earnest money deposit against the contracted purchase price. We have determined that there has been no impairment of our long-lived assets to date.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of timberland properties, we allocate the purchase price to tangible assets, consisting of timberland and timber, and identified intangible assets and liabilities, which may include values associated with in-place leases or supply agreements, based in each case on our estimate of their fair values. The fair values of timberland and timber are determined based on available market information and estimated cash flow projections that utilize appropriate discount factors and capitalization rates. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The values are then allocated to timberland and timber based on our determination of the relative fair value of these assets.

Intangible Lease Assets

In-place ground leases with us as the lessee have value associated with effective contractual rental rates that are below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place lease and (2) our estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining term of the lease. The capitalized below-market in-place lease values are recorded as intangible lease assets and are amortized as adjustments to land rent expense over the weighted-average remaining term of the respective leases.

Revenue Recognition

Revenue from the sale of timber is recognized when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) legal ownership and the risk of loss are transferred to the purchaser, (3) price and quantity are determinable, and (4) collectability is reasonably assured. Our primary sources of revenue are recognized as follows:

•	For delivered sales contracts, which include amounts sufficient to cover costs of logging and hauling of timber, revenues are recognized upon delivery to the customer.

•

For pay as cut contracts, the purchaser acquires the right to harvest specified timber on a tract, at an agreed-upon price per unit. Payments and contract advances are recognized as revenue as the timber is harvested based on the contracted sale rate per unit.

•

Revenues from the sale of HBU timberland and nonstrategic timberlands are recognized when title passes and full payment or a minimum down payment is received and full collectability is assured. If a down payment of less than the minimum down payment is received at closing, we will record revenue based on the installment method.

•

For recreational leases, rental income collected in advance is recorded as other liabilities in the accompanying consolidated balance sheets until earned over the term of the respective recreational lease and recognized as other revenue.

In addition to the sources of revenue noted above, we also may enter into lump-sum sale contracts, whereby the purchaser generally pays the purchase price upon execution of the contract. Title to the timber and risk of loss transfers to the buyer at the time the contract is consummated. Revenues are recognized upon receipt of the purchase price. When the contract expires, ownership of the remaining standing timber reverts to us; however, adjustments are not made to the revenues previously recognized. Any extensions of time will be negotiated under a new or amended contract.

Related-Party Transactions and Agreements

Prior to our transition to self-management, we engaged Wells TIMO and its affiliates to perform certain services under agreements that require us to pay fees and reimbursements to Wells TIMO or its affiliates, advisor fees and expense reimbursements, disposition fees, and reimbursements of organization and offering costs. In connection with our transition to self-management, we and our operating partnership entered into a transition services agreement with Wells REF pursuant to which Wells REF and its affiliates will provide us with consulting, support and transitional services until June 30, 2014. Our operating partnership also entered into a sublease agreement with Wells REF pursuant to which we will sublease office space from Wells REF on a month-to-month basis until March 31, 2014. See the section entitled “Certain Relationships and Related Transactions,” Note 12 to our accompanying audited consolidated financial statements as of and for the period ending December 31, 2012 and Note 9 to our accompanying unaudited consolidated financial statements as of and for the period ending September 30, 2013 for detailed discussions of our related-party agreements and transactions. For the nine months ended September 30, 2013 and the year ended December 31, 2012, the aggregate amount of fees and expense reimbursements incurred pursuant to related-party transactions and agreements with Wells TIMO and any affiliate of Wells TIMO by us (including fees or charges paid to Wells TIMO and any affiliate of the advisor by third parties doing business with us) was approximately $3.4 million and $4.3 million respectively.

Commitments and Contingencies

We are currently subject to certain commitments and contingencies with regard to certain transactions. Refer to Notes 1, 6, 9 and 10 of our accompanying unaudited consolidated financial statements as of and for the period ending September 30, 2013 for further explanation. Examples of such commitments and contingencies include:

•	MeadWestvaco Timber Agreements;

•	FRC Timberland Operating Agreement;

•	Master Self-Management Transition Agreement;

•	Preferred Stock Redemption Agreement;

•	Transition Services Agreement;

•	Sublease Agreement; and

•	Structuring Agent Agreement.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition or changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosure About Market Risk

As a result of entering into our loan agreements, we are exposed to interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we have entered into interest rate swap agreements, and may enter into other interest rate swaps, caps, or other arrangements in order to mitigate our interest rate risk on a related financial instrument. We do not enter into derivative or interest rate transactions for speculative purposes; however, certain of our derivatives may not qualify for hedge accounting treatment. All of our debt was entered into for other than trading purposes. We manage our ratio of fixed- to floating-rate debt with the objective of achieving a mix that we believe is appropriate in light of anticipated changes in interest rates. We closely monitor interest rates and will continue to consider the sources and terms of our borrowing facilities to determine whether we have appropriately guarded ourselves against the risk of increasing interest rates in future periods.

As of September 30, 2013, we had approximately $132.4 million outstanding on the CoBank loan, which matures on August 11, 2018 and bears interest at an adjustable rate based on one-, two-, or three-month LIBOR Rate plus a margin ranging from 2.00% to 2.75% based upon the then-current LTV ratio.

The Rabobank Forward Swap entered into on October 23, 2012 became effective on March 28, 2013. Under the Rabobank Forward Swap, we pay interest at a fixed rate of 0.9075% per annum and receive variable LIBOR-based interest payments from Rabobank on $80.0 million between March 28, 2013 and September 30, 2017. As of September 30, 2013, the weighted-average interest rate of the CoBank loan, after consideration of the Rabobank Forward Swap, was 2.62%.

Approximately $80.0 million of our total debt outstanding as of September 30, 2013 was subject to an effectively fixed-interest rate when coupled with the Rabobank Forward Swap. As of September 30, 2013, this balance incurred interest expense at an average rate of 2.9075%. A change in the market interest rate impacts the net financial instrument position of our fixed-rate debt portfolio; however, it has no impact on interest incurred or cash flows. As of September 30, 2013, after consideration of the Rabobank Forward Swap, approximately $52.4 million of our total debt outstanding was subject to an effectively variable-interest rate. This balance incurred interest expense at an average rate of 2.18% as of September 30, 2013. A 1.0% change in interest rates would result in a change in interest expense of approximately $0.5 million per year. The amount of effectively variable-rate debt outstanding in the future will be largely dependent upon the level of cash from operations and the rate at which we are able to employ such proceeds toward repayment of the CoBank loan and acquisition of timberland properties.

INDUSTRY AND MARKET OPPORTUNITY

The following information is derived from a market study prepared by Forest Economic Advisors, LLC, or FEA. The forecasts and projections are based on FEA’s experience and expertise within the forest products industry and other sources, although there is no assurance that any of the projections will be accurate. We believe that the study is reliable, but we have not independently verified the information in the study nor have we verified any underlying assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

According to data from the Federal Reserve and the U.S. Department of Commerce, the logging and wood products manufacturing sectors contributed over $33 billion to U.S. GDP in 2011, and the paper and paperboard sectors contributed an additional $42 billion.

According to FEA’s analysis, in 2012, approximately 49% of the total U.S. softwood and hardwood timber harvest was comprised of larger diameter sawlogs used in the production of lumber and veneer products such as plywood. Another 44% of the timber harvest was comprised of smaller diameter pulpwood, which has two main end-use markets—paper products and OSB, a structural panel primarily used in construction. The following chart illustrates the estimated total U.S. timber harvest by end-use:

As important as sawlogs and veneer logs are on a volume basis, they are even more important on a value basis. For example, over the past ten years, softwood sawlog prices (per green ton) have exceeded pulpwood prices by a factor of 4.4x on average in the U.S. South. Thus, sawlogs and veneer logs represent the majority of income derived from U.S. timberlands.

Demand Overview

Residential housing is the most important end-use market for timber. Overall, FEA estimates that approximately two-thirds of the total U.S. softwood sawtimber harvest by volume is processed into products that are either primary inputs for residential construction in North America such as dimension lumber, structural wood panels and engineered wood products, or used to make complementary products such as furniture and cabinets.

New Residential Construction

U.S. housing starts are generally considered the most important indicator of demand for timber. In order to forecast wood products consumption from projected new housing starts, FEA considers a number of factors, including the projected composition of housing starts (single-family vs. multi-family) and projected average new home size, to derive a forecast for total square footage of residential construction. An estimate of the quantity of lumber and wood panels used per square foot of floor space is then applied to derive aggregate wood products demand from residential construction.

Over the last six years, the U.S. housing sector has experienced its worst downturn in 70 years, as housing starts averaged slightly above 750,000 per year over such period. This is in contrast to 1.5 million starts per year between 1959 and 2000 and 1.8 million starts per year between 2001 and mid-2007. The following chart illustrates historical annual U.S. housing starts and housing starts per thousand of population:

Over the long term, housing starts are generally driven by demographics. FEA’s analysis of Census Bureau demographic data suggests that the U.S. housing sector is currently underbuilt relative to underlying demand by approximately 2.7 million housing units on a cumulative basis, which FEA projects will increase to approximately 3.5 million housing units by 2015. The following chart illustrates FEA’s estimate of the historical and projected cumulative over/under-building of conventional U.S. housing units:

According to FEA’s estimates, U.S. housing starts are likely to return to a multi-year average of close to 1.5 million within the next several years. FEA believes this estimate is conservative, considering housing starts averaged 1.5 million between 1959 and 2000 when the U.S. population ranged from 177 million to 282 million, as compared to a 2012 population of 314 million and a projected 2020 population of approximately 334 million. FEA’s demographics analysis also suggests trendline demand for housing of approximately 1.5 million starts per year from 2010 to 2020. FEA’s housing starts forecast is based upon U.S. population trends and projections created by the U.S. Census Bureau, historical household formation trends, estimated population growth, including immigration, and assumptions regarding other housing trends such as second home purchases and inventory removals.

FEA forecasts 2013 U.S. housing starts of approximately 950,000, including 630,000 single-family starts. By 2017, FEA projects U.S. housing starts will reach approximately 1.83 million, including 1.34 million single-family starts. This represents an increase in total housing starts and single-family housing starts of approximately 93% and 113%, respectively, relative to 2013 levels.

The following chart illustrates historical and FEA-projected U.S. housing starts:

Other End-Uses

Aside from new housing, the main end-use markets for U.S. wood products consumption include residential improvements, industrial production and non-residential construction. The following chart provides a breakdown of average wood products consumption by end-use market between 2000 and 2010:

Residential Improvements

Existing home sales are a key driver of residential improvements, as approximately three-quarters of all residential improvements are made within two years of the purchase of a home. Other factors such as general economic conditions, credit availability and income growth also drive residential improvement expenditures, all of which are expected to improve over the next several years. As a result, FEA projects strong growth in residential improvement expenditures over the 2010 to 2020 timeframe.

The following chart illustrates historical and projected U.S. residential improvement expenditures:

Industrial Production

Since the recession officially ended in mid-2009, industrial production has grown at an average rate of 4.1% annually, compared to average GDP growth of 2.2% annually over the same time period. Over the next several years, FEA projects that growth in industrial production will roughly track real GDP growth, suggesting increased consumption of wood products for industrial uses.

North American Lumber Consumption Expected to Increase

North American lumber consumption plunged from a peak of 75.8 billion board feet, or BBF, at the height of the housing boom in 2005 to 41.8 BBF at the bottom of the housing downturn in 2010, a decline of approximately 45%. This decline was driven primarily by reduced lumber consumption for new residential construction. Demand has since recovered modestly, and FEA forecasts 2013 lumber consumption of approximately 48.5 BBF. Going forward, FEA projects that lumber consumption will rise rapidly over the next several years as housing construction returns to normalized levels, reaching 67 BBF by 2017, an increase of nearly 40% relative to 2013 levels. The following chart illustrates historical and projected lumber consumption in North America by end use:

On balance, FEA forecasts average domestic lumber consumption of approximately 60 BBF per year over the next five years, approximately 25% higher than the current level of domestic consumption, due to significant improvements in end-use market conditions. By comparison, during the period from 1995 to 2000, when housing starts averaged 1.52 million per year and residential improvements grew at a solid but restrained pace, lumber consumption averaged approximately 58 BBF. Since that time, U.S. single-family homes have increased in size, other end-use markets (most notably the industrial segment) have grown, and residential improvement expenditures are trending upward. Due to the similarity in end-use markets, FEA also expects the wood panels sector to experience strong growth in the range of 25% to 45% over the next five years. Overall, FEA projects that the significant increase in lumber and wood panels consumption will drive strong incremental demand for sawtimber.

Net Exports of Logs and Lumber Expected to Remain Strong

North American log and lumber exports have increased sharply in recent years due to strong demand from China. The main end uses of wood products in China are for concrete forming, furniture, interior applications and packaging. A number of social factors have driven a significant increase in demand for such products in China. Over the past 10 years, approximately 300 million Chinese citizens have migrated from rural areas to urban areas, creating the need for an estimated 15 to 20 million new housing units per year. While demand in China has grown rapidly, supply has been relatively constrained. Since China’s domestic timber resources are not nearly sufficient to satisfy its growing demand for wood products, over 80% of its log and lumber supply comes from foreign imports, which have also been limited by a variety of factors. Russia, a logical supplier to the Chinese market, imposed an export tax in 2006 that greatly reduced the price-competitiveness of its export logs. New Zealand, another logical supplier to the Chinese market, is approaching the limits of what it can supply with regard to the sustainability of its timber resource and its port capacity. As a result of these demand drivers and offshore supply constraints, the supply of wood products to China from North America (primarily from the U.S. Pacific Northwest and British Columbia) has surged. The following charts illustrate the growth in log exports from the U.S. Pacific Northwest and lumber exports from British Columbia in recent years:

In 2013, FEA estimates that China alone will account for approximately 1.0 BBF of log exports from the U.S. Pacific Northwest and approximately 4.4 BBF of lumber exports from British Columbia. This compares to virtually no export demand from China prior to 2008. Overall, the export demand generated by China in 2013 represents the demand equivalent of roughly 450,000 U.S. single-family housing starts (based on average lumber consumption of approximately 15,000 board feet per single-family start and average log-to-lumber recovery rates in the U.S. Pacific Northwest of approximately 2.3x).

Ongoing political factors are expected to further increase Chinese demand for North American wood products. The Chinese government recently increased its target for affordable housing to 7.5 million starts per year. Additionally, Russia’s lack of investment in transportation and logging infrastructure will further limit its ability to supply Chinese markets with wood products going forward. As a result, FEA predicts North American lumber exports will remain strong for the foreseeable future, although exports are expected to taper as domestic demand strengthens and anticipated price increases reduce the competitiveness of export products.

The following chart illustrates historical and projected North American lumber exports:

Supply Overview

Canada has historically been a major supplier of wood products to the North American market, particularly the United States. Between 2000 and 2010, British Columbia accounted for approximately 23% of aggregate North American lumber production and Eastern Canada accounted for an additional 24%. By contrast, Canada accounted for only 17% of total North American lumber consumption over the same time period, as the significant majority of its lumber production is exported, both to the United States and offshore. Thus, Canada is an integral source of lumber supply for both the United States as well as other global markets. The following charts illustrate the breakdown of North American lumber production by region versus the breakdown of North American lumber consumption between the United States and Canada for the 2000 to 2010 period:

While the demand for wood products and corresponding demand for timber in North America is projected to increase significantly from current levels over the next several years, FEA anticipates that the supply response will be constrained by several key developments in Canada. These developments include the mountain pine beetle epidemic in British Columbia and governmental restrictions on timber harvest in Eastern Canada. FEA projects that the combined impact of these developments will lead to a reduction in Canada’s sustainable annual softwood timber supply of 22 million cubic meters relative to its most recent peak harvest of 169 million cubic meters in 2004, a decline of 13%. These major developments impacting Canadian wood products supply are discussed further below.

Mountain Pine Beetle Infestation in British Columbia

Approximately one-third of British Columbia’s timber resource is comprised of Lodgepole Pine. Since 1999, British Columbia’s pine inventory has been devastated by an infestation of the mountain pine beetle that has been concentrated in the Interior of the province. When the current epidemic started, the British Columbia Interior was estimated to hold approximately 1.35 billion cubic meters of mature pine timber susceptible to the mountain pine beetle. As of year-end 2012, the British Columbia Ministry of Forests estimates that approximately 723 million cubic meters, or over 50%, of this pine inventory had been killed by the mountain pine beetle. A pine tree killed by the mountain pine beetle is estimated to be commercially viable for 8-12 years after its mortality. Therefore, the full supply-side impact of the mountain pine beetle epidemic (1) has yet to be fully realized, (2) will become increasingly pronounced over the next several years, and (3) will persist for several decades as the forest regenerates (as it typically takes in excess of 75 years for a pine tree to reach economic maturity in British Columbia). The following chart illustrates the estimated inventory of live and dead pine in British Columbia by years since mortality:

By 2020, FEA estimates that the total pine timber inventory in British Columbia will have been reduced from 1.35 billion cubic meters to 890 million cubic meters, of which 311 million cubic meters will be more than 12 years beyond mortality and no longer commercially viable for most applications. This represents a reduction in British Columbia’s commercially valuable pine inventory of approximately 57% and a reduction in British Columbia’s total commercially available timber inventory of approximately 15%.

The mountain pine beetle infestation peaked in 2005 to 2007, and management of the epidemic has largely taken on elements of a salvage operation. In response to the beetle epidemic, British Columbia increased its annual allowable cut, or AAC, significantly between 1999 and 2007 in order to extract maximum economic value from its dead pine inventory. This elevated AAC remained in effect as the U.S. housing market experienced an unprecedented downturn, which further exacerbated the supply-demand imbalance in the North American solid wood products market. However, as a large and increasing share of British Columbia’s timber inventory becomes commercially unviable, FEA expects that policymakers will need to significantly reduce the AAC in the province.

At the peak of the housing boom, the AAC in the British Columbia Interior was approximately 64 million cubic meters, and the total timber harvested nearly matched that level. The AAC then rose to 68 million cubic meters by 2007 due to the need to harvest fiber while it was still commercially viable. As this salvage operation winds down, FEA expects that the AAC will decline dramatically to reflect the smaller inventory of viable trees. By 2017 to 2020, FEA projects that the AAC in the British Columbia Interior will be down to approximately 50 million cubic meters (a decline of over 25% from the 2007 AAC), and the actual timber harvest is expected to be even lower due to the severely limited inventory of live Lodgepole Pine. This reduced availability of fiber is expected to lead to a proportionate reduction of lumber production capacity in the region. On balance, FEA projects that peak-to-peak lumber production in the British Columbia Interior will decline from 15.1 BBF in 2006 to 11.8 BBF by 2018, which represents a decline in regional supply of approximately 22% and a decline in aggregate North American supply of approximately 5%. This reduction in lumber supply represents the demand equivalent of roughly 220,000 U.S. single-family housing starts.

The following chart illustrates the historical and FEA-projected total AAC in British Columbia from 1990 through 2020:

Harvest Restrictions in Eastern Canada

Policymakers in Eastern Canada have implemented policies to reduce its AAC as a result of environmental, social and political factors. In the mid-1990s, Ontario restricted logging north of the 49th parallel in an effort to protect portions of the boreal forest located in the province, resulting in a reduction to its AAC of approximately 6.0 million cubic meters between 1993 and 1996. In the mid-2000s, the Coulombe Commission in Quebec determined that the province had been harvesting timber at an unsustainable rate, resulting in a reduction to its AAC of approximately 6.1 million cubic meters.

Quebec is expected to further reduce its available supply of timber in the future. In 2013, Quebec implemented a forest management regime that calls for longer harvest rotations, which FEA expects will lower Quebec’s AAC by approximately 11.5% in 2013 and beyond. Similar to Ontario, Quebec has also called for additional protections for the boreal forest located north of the 49th parallel as part of its Plan Nord. Based on current implementation expectations, FEA estimates that Plan Nord will reduce Quebec’s AAC by an additional 6% from 2016 to 2020 (however, if implemented in full, FEA estimates that Plan Nord could reduce Quebec’s AAC by as much as 25% during this period). On balance, FEA estimates that Quebec’s AAC will be less than 20 million cubic meters during the 2016 to 2020 period, a decline of over 35% from the average

AAC of 30.6 million cubic meters that prevailed during the 2000 to 2004 period. As a result, FEA projects that peak-to-peak lumber production in Quebec will decline from 8.2 BBF in 2004 to 5.6 BBF by 2018, which represents a decline in regional supply of over 30% and a decline in aggregate North American supply of nearly 4%. This reduction in lumber supply represents the demand equivalent of roughly 175,000 U.S. single-family housing starts.

The following chart illustrates the historical and projected AAC in Ontario and Quebec:

Potential Impact of Imports

FEA anticipates that, given the various demand drivers and supply constraints detailed above, North American lumber mills will not be able to meet domestic production needs as end-markets continue to recover. While increased imports may address some of this incremental demand, FEA generally believes that a meaningful increase in U.S. imports (outside of Canada) would likely require very high lumber prices. FEA’s analysis suggests that would-be importers would require sustained spruce-pine-fir, or S-P-F lumber prices in excess of $550 per MBF in order to meaningfully enter the market, given their marginal cost of supplying such products to the United States. By comparison, a domestic S-P-F lumber price of $550 per MBF would represent a premium of over 30% above the average S-P-F lumber price during the period from July 2012 to June 2013. Thus, while an increase in imports could conceivably address excess demand and lead to a softening of the domestic market, the mere fact that imports could competitively enter the market from a pricing standpoint would likely be a sign that the underlying North American wood products markets (and corresponding timber markets) are extremely strong.

Conclusion

FEA anticipates that the projected supply-demand imbalance that is developing in the North American wood products market will drive meaningfully higher product prices for solid wood products, which, in turn, will drive higher prices for timber and timberlands. FEA believes the U.S. South is best positioned to supply North America’s growing timber demand, particularly given the meaningful secular supply constraints in Canada. The U.S. South has abundant and fast-growing fiber resources, a competitive wood-processing industry and sits in close proximity to a substantial portion of the U.S. residential construction sector (as the U.S. South region has historically accounted for roughly 50% of total U.S. housing starts). While the U.S. Pacific Northwest will also benefit from these trends, continued log export demand and longer harvest rotations may limit fiber availability and potential production gains in the region’s wood products manufacturing facilities, thereby driving incremental demand for domestic production toward the U.S. South.

BUSINESS AND PROPERTIES

Our Company

CatchMark Timber Trust, Inc. is a real estate company investing in timberlands that has elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes. On October 25, 2013, we became self-administered and self-managed. We primarily engage in the ownership, management, acquisition and disposition of timberland properties located in the United States. Upon completion of this offering, we believe that we will be the only publicly traded REIT that is engaged exclusively in timberland ownership and management, without ownership of any forest products or other manufacturing operations.

The focus of our business is to invest in timberlands and to actively manage such assets to provide current income and attractive long-term returns to our stockholders. We generate recurring income and cash flow from the harvest and sale of timber, as well as from non-timber related revenue sources, such as recreational leases. When and where we believe it is appropriate, we also periodically generate income and cash flow from the sale of HBU lands. HBU refers to timberland properties that have a higher-value use beyond growing timber, such as properties that can be sold for development, conservation, recreational or other rural purposes at prices in excess of traditional timberland values. We also expect to realize additional long-term returns from the potential appreciation in value of our timberlands as well as from the potential biological growth of our standing timber inventory in excess of our timber harvest. For each of the three years ended December 31, 2012, our revenues from timber sales, timberland sales and non-timber related sources, as a percentage of our total revenue, are set forth in the table below:

	2012	2011	2010
Timber sales	69%	89%	87%
Timberland sales	25%	4%	5%
Other revenues	6%	7%	8%

Total	100%	100%	100%

As of September 30, 2013, we owned interests in approximately 280,000 acres of timberland, consisting of approximately 247,200 acres held in fee-simple interests, or our fee timberlands, and approximately 32,800 acres held in leasehold interests, or our leased timberlands. Our leased timberlands include approximately 20,900 acres under one long-term lease expiring in 2022, which we refer to as the long-term contract or LTC lease, and approximately 15,400 acres under multiple, single-rotation leases expiring between 2013 and 2019, which we refer to as the private land management or PLM leases. Our timberlands are located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia within an attractive and competitive fiber basket encompassing a numerous and diverse group of pulp, paper and wood products manufacturing facilities. We believe that our timberlands are high-quality industrial forestlands that have been intensively managed for sustainable commercial timber production. As of December 31, 2012, our timberlands contained approximately 10.1 million tons of merchantable timber inventory.

The following is a breakdown of the acreage distribution of our timberlands by type and our merchantable timber inventory by product category, in each case for the year ended December 31, 2012:

Market Opportunity

We believe that timberlands represent a unique and attractive investment opportunity for the following reasons:

Compelling Industry Fundamentals. The decline in U.S. residential construction that occurred from 2006 to 2011 led to a sharp reduction in demand for solid wood products, which in turn led to significantly depressed sawtimber stumpage prices, particularly in the U.S. South. However, several key global supply-demand factors are expected to positively impact the North American market for timber and timberlands over the next several years and beyond. These factors include:

•

Mountain Pine Beetle Epidemic in British Columbia. British Columbia has historically accounted for nearly one-quarter of North American lumber production. Since 1999, a major infestation of the mountain pine beetle in the British Columbia Interior has caused the loss of over half of the commercially valuable pine timber inventory in the province. According to FEA, the epidemic is ultimately expected to lead to a reduction in British Columbia’s lumber production potential of 3.3 BBF from peak levels, which represents the demand equivalent of roughly 220,000 U.S. single-family housing starts.

•

Major Timber Supply Contractions in Eastern Canada. Eastern Canada has historically accounted for roughly one-quarter of North American lumber production. Ongoing environmental conservation initiatives by governmental authorities in Quebec have led to significant reductions in the allowable annual timber harvest in the region. According to FEA, these harvest restrictions are ultimately expected to lead to a reduction in Eastern Canada’s lumber production potential of approximately 2.6 BBF from peak levels, which represents the demand equivalent of roughly 175,000 U.S. single-family housing starts.

•

Significant Increase in Lumber and Log Exports to China. Over the last five years, there has been a significant increase in the export of lumber and logs to China from British Columbia and the U.S. Pacific Northwest, respectively. According to FEA, in 2013, the aggregate estimated export demand for North American logs and lumber from China represents the demand equivalent of roughly 450,000 U.S. single-family housing starts.

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Recent Upturn in U.S. Residential Construction. Wood products demand from residential construction and related expenditures comprises roughly two-thirds of the total U.S. softwood sawtimber harvest by volume. The ongoing recovery in the U.S. residential construction sector is expected to drive significantly improved domestic demand for solid wood products and, in turn, sawtimber as U.S. housing starts return to an estimated trendline level in the range of 1.5 million annually. FEA projects that total housing starts and single-family housing starts in the United States will increase by approximately 900,000 and 700,000, respectively, between 2013 and 2017.

Fragmented Ownership and Robust Transaction Pipeline. Timberland ownership in the United States remains highly fragmented, which provides opportunities for consolidation and opportunistic timberland acquisitions. Further, a number of significant ownership positions acquired by TIMOs during the last decade are nearing fund maturities and are expected to liquidate over the next several years, potentially providing meaningful and attractive timberland acquisition opportunities in the future.

Renewable Resource that Increases in Volume and Value Over Time. Timber is a renewable resource that grows and, when properly managed, increases in volume and value over time. As timber grows, it increases in value at a compounding rate, as larger-diameter trees are more valuable than smaller-diameter trees (measured on a price-per-ton basis) because they can be converted into higher-value end-use products such as lumber and plywood. Pine timber in Alabama and Georgia generally becomes merchantable after 11 to 15 years as pulpwood, which is used in the manufacturing of pulp and paper products as well as OSB and certain biomass applications. After 16 to 22 years, trees generally reach chip-n-saw size and can be used for a broader range of products, including 2x4 lumber. After 23 years, trees generally begin to reach sawtimber size and can be used for higher-value products, including dimension lumber, plywood and veneer products. Thus, the value of a timberland property is significantly impacted by its stage of biological growth, and assuming that timber prices remain constant and no trees are harvested or damaged, a timberland property should become more valuable each year as its trees reach economic maturity.

Predictable Growth Rates and Harvest Yields. Advanced forest management technology allows timberland owners to predict with a reasonable degree of certainty the amount of timber that can be sustainably harvested from a particular timberland portfolio over an extended period of time. The predictability of timber growth rates and harvest yields allow for optimum long-term harvest planning. Growth rates can also be enhanced through active forest management and the use of advanced seedling technology, which, together with active harvest planning, can lead to improved economic returns on timberland investments. Silviculture is the art and science of controlling the establishment, growth, composition, health and quality of forests to meet diverse needs and values. Timberland owners can apply a wide range of silvicultural treatments to improve the growth rates of trees and the quality of the wood that such trees produce, including fertilization and herbaceous weed control.

Harvest Flexibility. Unlike most agricultural crops, timberlands generally do not need to be harvested within a specific timeframe. As a result, timberland owners have a degree of flexibility to adjust their harvest activities in response to market conditions. When market conditions are weak, timberland owners have the ability to defer harvest and allow the trees to continue to grow and further appreciate in value before harvesting at some later date. Conversely, when market conditions are favorable, timberland owners have the ability to accelerate harvest volume and capitalize on strong product pricing. This ability to modulate harvest activities and, when appropriate, store timber value “on the stump” is a unique attribute of this asset class.

Structural Supply Constraints. The supply of timber is limited, to some extent, by the availability of commercial quality timberlands, which is in turn limited by a variety of factors, including governmental restrictions on land use, alternate uses such as agriculture and development and the presence of merchantable species in desirable timber-growing climates. The supply of timber is also constrained by the time and capital required to establish new timberlands, as newly planted seedlings generally take 20 to 30 years to reach harvest maturity in the U.S. South (and even longer in other regions). While advancements in silviculture, the conversion of agricultural lands to timber production, and deferred harvesting can lead to timber supply increases, any such increases are generally offset over time by the ongoing conversion of timberlands to alternate uses, increased governmental regulation and restrictions on timber harvesting, and periodic casualty losses. Therefore, we generally believe that the finite and shrinking supply of commercial quality timberlands in North America should contribute to favorable supply-demand dynamics over the long-term.

Our Competitive Strengths

We believe that we distinguish ourselves from other timberland owners and managers through the following competitive strengths:

Experienced Leadership. Our senior executive team is led by our Chief Executive Officer and President, Jerry Barag, who has a proven track record and substantial experience in both the timberland and commercial real estate industries. Mr. Barag has over 30 years of real estate and timberland investment experience, including expertise in acquisitions, divestitures, asset management, property management and financing. Our Chief Operating Officer, John F. Rasor, has over 45 years of experience in the timberland and forest products industries, including expertise in forest management, wood products manufacturing, fiber procurement and log merchandising, sales and distribution. Prior to joining our company, Messrs. Barag and Rasor most recently served as Principals of TimberStar Advisors, a timberland investment consulting firm based in Atlanta, Georgia, which they formed following their successful roles as Managing Directors of TimberStar, a timberland investment joint venture among Messrs. Barag and Rasor, iStar Financial, Inc. and other institutional investors. While at TimberStar, they oversaw the acquisition of over $1.4 billion of timberlands in Arkansas, Louisiana, Maine and Texas and the disposition of these assets in transactions representing approximately $1.9 billion in gross proceeds. Prior to TimberStar, Mr. Barag held positions as Chief Investment Officer of TimberVest and Chief Investment Officer of Lend Lease, and Mr. Rasor had a 40-year career at Georgia-Pacific Corporation, including the role of Executive Vice President—Forest Resources, with responsibility for managing over six million acres of timberlands as well as several other business units.

Exclusively Invested in U.S. Timberlands. We do not own any pulp, paper or wood products manufacturing assets, which have historically exhibited significantly higher earnings volatility relative to timberlands. We believe that managing timberlands as a standalone investment allows us to focus on optimizing long-term value and stockholder returns. In contrast, we believe that managing timberland assets as a captive source of fiber supply for integrated manufacturing operations may lead to suboptimal asset management decisions that potentially diminish long-term value. For these reasons, many integrated forest products companies have divested their timberlands over the last decade. Upon completion of this offering, we believe that we will be the only “pure-play,” publicly traded timber REIT in existence. Moreover, we believe that we will be the only publicly traded timber REIT that is invested exclusively in the U.S. South region (although we may pursue acquisitions in other regions over time).

Strategically Located in Competitive Fiber Basket. Our timberlands are strategically located in a competitive and dynamic U.S. South fiber basket. Our timberlands are located in close proximity to a variety of established pulp, paper and wood products manufacturing facilities, which provide a steady source of competitive demand for both pulpwood and higher-value sawtimber products. A combination of public, private and company-maintained roads provide convenient access to our timberlands for logging and forest management activities. Our timberlands are also located in close proximity to several major interstate highways and state roads (including Interstate 85 to the north, Interstate 75 to the east, U.S. Highway 82 and State Highways 62 and 52 to the south, and U.S. Highway 231 to the west), which provide efficient delivery routes to nearby manufacturers of lumber, plywood, engineered wood products, oriented strand board, pulp and paper.

Significant Volume Commitment through Fiber Supply Agreement. We benefit from an attractive long-term fiber supply agreement with MeadWestvaco, which covers a substantial portion of our anticipated annual harvest volume. The Mahrt Mill (located in Cottonton, Alabama) is one of the primary manufacturing facilities for MeadWestvaco’s Coated Board division, which produces paperboard for conversion into folding cartons and beverage carriers. The fiber supply agreement requires us to sell and requires MeadWestvaco to purchase a certain volume of pulpwood and other timber products annually. We believe that the fiber supply agreement is mutually beneficial, as it provides us with a stable demand outlet for a significant portion of our timber production at competitive prices, while providing MeadWestvaco access to a reliable source of fiber for a key manufacturing facility.

Scalable Infrastructure. We believe that our existing management organization, information technology and internal reporting systems can be deployed over a larger asset base without the need for significant incremental cost or personnel. We believe that our existing infrastructure and operating platform will facilitate our growth strategy by allowing us to quickly evaluate, execute and capitalize on timberland acquisition opportunities with only modest incremental costs to us. In addition, we maintain relationships with numerous third-party vendors, including logging contractors, timberland consultants, timberland brokers, forest management firms and professional service providers, which expand our geographic reach and allow for cost-effective acquisition, integration and property management solutions.

Capital Available for Growth. Upon completion of this offering and application of the net proceeds therefrom, our debt to total market capitalization ratio will be approximately 11.8%, assuming a public offering price of $14.25 per share in this offering, which is the midpoint of the range set forth on the cover of this prospectus. We believe that our anticipated improved financial condition following the completion of this offering will enable us to access additional credit on more favorable terms, which will enable us to fund future timberland growth opportunities. CoBank and AgFirst have agreed to arrange for, and are participating in a syndicate of lenders that have committed to provide, a senior secured credit facility of up to $212.4 million, which includes a $150.0 million multi-draw credit facility that we intend to use for future timberland acquisitions. The closing of the new credit facility is subject to a number of conditions, including the completion of this offering,

Our Business and Growth Strategies

Our objective is to maximize total returns to our stockholders through the ongoing implementation of the following business and growth strategies:

Actively Manage Our Timberlands for Long-Term Results. We intend to actively manage our timberlands to maximize long-term returns by achieving an optimum balance among biological timber growth, generation of current cash flow from harvesting, and responsible environmental stewardship. Upon completion of this offering and under our new management, we intend to (1) implement a revised business strategy that will increase our annual harvest volume based on a sustainable harvest plan to support a distribution to our stockholders and (2) establish annual HBU sales targets in the range of 1% to 2% of our fee timberland acreage, which will further augment our anticipated stockholder distributions. We may, from time to time, choose to temporarily harvest timber at levels above or below our estimated sustainable yield for a variety of reasons, including as a response to market conditions or as a means to improve long-term productivity of certain timber stands. Further, we expect to continue making investments in forest technology, including improved seedlings, in order to increase the sustainable yield of our timberlands over the long-term.

Maximize Our Profitability on Timber Sales. We actively manage our log merchandising efforts and stumpage sales with the goal of achieving the highest available price for our timber products. We compete with other timberland owners on the basis of the quality of our logs, the prices of our logs, our reputation as a reliable supplier and our ability to meet customer specifications. We will continue to work diligently and proactively with our third-party contractors to ensure that we optimize our logging, hauling, sorting and merchandising operations to extract the maximum profitability from each of our logs based on the foregoing considerations.

Pursue Attractive Timberland Acquisitions. We intend to selectively pursue timberland acquisition opportunities. Due to the expected liquidation of the ownership positions of a number of TIMOs over the next several years, we expect there will be a robust supply of attractive timberlands available for sale. Generally, we expect to focus our acquisition efforts in the most commercially desirable timber-producing regions of the U.S. South and U.S. Pacific Northwest, although we may also pursue opportunistic acquisitions outside of these regions. Further, we expect to focus our acquisition efforts on properties that can be immediately accretive to our cash available for distribution. We may also enter into additional fiber supply agreements with respect to acquired properties in order to ensure a steady source of demand for our incremental timber production.

Opportunistically Sell HBU Lands. We continuously assess potential alternative uses of our timberlands, as some of our properties may be more valuable for development, conservation, recreational or other rural purposes than for growing timber. We intend to capitalize on the value of our timberland portfolio by opportunistically monetizing HBU properties. The close proximity of our existing timberlands to several major population centers (including Columbus, Georgia, Atlanta, Georgia and Montgomery, Alabama) provides us with opportunities to periodically sell parcels of our land at favorable valuations. We generally expect to monetize 1% to 2% of our fee timberland acreage on an annual basis pursuant to our land sales program, although such results may vary. We may also decide to pursue various land entitlements on certain properties in order to realize higher long-term values on such properties.

Practice Sound Environmental Stewardship. We will remain committed to responsible environmental stewardship and sustainable forestry. Our timberlands are third-party audited and certified according to the SFI in accordance with the 2010-2014 SFI standard. SFI standards promote sustainable forest management through recognized core principles, including measures to protect water quality, biodiversity, wildlife habitat and at-risk species. Our timberlands are further managed to meet or exceed all state regulations through the implementation of Best Management Practices as well as internal policies designed to ensure compliance. We believe our continued commitment to environmental stewardship will allow us to maintain our timberlands’ productivity, grow our customer base and enhance our reputation as a preferred timber supplier.

Timber Agreements

In connection with the acquisition of our timberlands, we entered into the master stumpage agreement and the fiber supply agreement with MeadWestvaco, which we refer to as the timber agreements. The master stumpage agreement provides that we will sell specified amounts of timber and make available certain portions of our timberlands to CatchMark Timber TRS for harvesting. The fiber supply agreement provides that MeadWestvaco will purchase specified tonnages of timber from CatchMark Timber TRS at specified prices per ton, depending upon the type of timber product. The prices for the timber purchased pursuant to the fiber supply agreement are negotiated every two years but are subject to quarterly adjustments based on an index published by Timber Mart-South, a quarterly trade publication that reports stumpage product prices in 11 southern states. The initial term of the timber agreements is October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. For the years ended December 31, 2012, 2011, and 2010, approximately 54%, 58%, and 61%, respectively, of our net timber sales revenue was derived from the timber agreements. For 2013, we are required to make available for purchase by MeadWestvaco, and MeadWestvaco is required to purchase, a minimum of approximately 0.6 million tons of timber at fiber supply agreement pricing.

MeadWestvaco can terminate the timber agreements prior to the expiration of the initial term if we replace Forest Resource Consultants, Inc. as our forest manager without the prior written consent of MeadWestvaco, except pursuant to an internalization of our management functions. We do not plan to remove or replace Forest Resource Consultants, Inc. as a result of our transition to self-management. We can terminate the timber agreements if MeadWestvaco (1) ceases to operate the Mahrt Mill for a period that exceeds 12 consecutive months, (2) fails to purchase a specified tonnage of timber for two consecutive years, subject to certain limited exceptions or (3) fails to make payments when due (and fails to cure within 30 days). In addition, either party can terminate the timber agreements if the other party commits a material breach (and fails to cure within 60 days) or becomes insolvent.

In addition, the timber agreements provide for adjustments to our and MeadWestvaco’s obligations in the event of a force majeure, which is defined to include, among other things, lightning, fires, storms, floods, infestation and other acts of God or nature.

Timber Inventory

Our methods of estimating our timber inventory are consistent with industry practices. We must use various assumptions and judgments to determine both our current timber inventory and the timber inventory that will be available over the harvest cycle; therefore, the physical quantity of such timber may vary significantly from our estimates. Our estimated inventory is calculated for each tract by utilizing growth formulas based on representative sample tracts and tree counts for various diameter classifications. The calculation of inventory is subject to periodic adjustments based on sample cruises, actual volumes harvested and other timber activity, including timberland sales. In addition to growth, the inventory calculation takes into account in-growth, which is the annual transfer of the oldest pre-merchantable age class into merchantable inventory. The age at which timber is considered merchantable is reviewed periodically and updated for changing harvest practices, future harvest age profiles and biological growth factors.

Timber Losses

Forests are subject to a number of natural hazards, including damage by fire, hurricanes, insects and disease. Changes in global climate conditions may intensify these natural hazards. Severe weather conditions and other natural disasters can also reduce the productivity of timberlands and disrupt the harvesting and delivery of forest products. Because our timberlands are concentrated in the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia, damage from natural disasters could impact a material portion of our timberlands at one time. Our active forest management should help to minimize these risks. Consistent with the practices of other timber companies, we do not maintain insurance against loss of standing timber on our timberlands due to natural disasters or other causes.

HBU Land Sales

Large tracts of timberland often contain areas that can provide a greater economic value if they are used for purposes other than growing trees. These areas may include lakefront and riverfront acreage, acreage in proximity to urban areas, acreage that is attractive to developers and acreage that has conservation value. We have implemented a program designed to regularly identify and sell HBU lands within our portfolio. Some of these lands, especially those that include waterfront acreage, may have restrictions and limitations on timber harvesting that otherwise make them relatively unattractive to us as timberlands. The sale of HBU lands will generate short-term income returns, which we may distribute to our stockholders or reinvest in replacement timberlands. Distributions to stockholders would provide greater cash to those investors on a short-term basis, but could potentially reduce the level of returns in future years, as we would have fewer acres to harvest and fewer acres from which we could expect to receive appreciation returns. Conversely, our reinvestment in replacement timberlands would reduce the level of short-term returns, but would provide the potential for greater long-term returns from timber harvests and future sales of such properties. During the five years ended December 31, 2012, we have sold, on average, approximately 1.2% of our fee timberland acreage annually (measured based on annual HBU sales and beginning of year fee timberlands acreage for each year).

We also may pursue, if and as available to us, opportunities to “swap” certain HBU lands for other timberlands in like-kind exchange programs that provide favorable tax treatment. Depending on the relative values of timberland and HBU land in the area, we would expect to receive several timberland acres for each HBU acre that we are able to exchange.

Several large timberland owners have found that, on average, HBU lands comprise approximately 10% to 20% of their total timberland holdings, although such results can vary significantly among individual timberland portfolios. Many of these large landowners have been selling their HBU lands, which should generally reduce the risk that we acquire timberlands that include a high percentage of HBU lands. As a result, we will generally seek to pay timberland prices, rather than HBU land prices, for additional properties that we acquire, which should also reduce our reliance on HBU land sales to generate attractive investment returns on our potential future timberland acquisitions.

Recreational Leases

We lease certain access rights to portions of our timberlands to individuals for recreational purposes. These operating leases generally have terms of one year with certain provisions to extend the lease agreements for another one-year term. As of September 30, 2013, approximately 255,156 acres, or 97%, of our available-for-lease timberlands had been leased through the end of May 2014 for recreational purposes.

Competition

We compete with various private and industrial timberland owners as well as governmental agencies that own or manage timberlands in the U.S. South. Due to transportation and delivery costs, pulp, paper and wood products manufacturing facilities typically purchase wood fiber within a 100-mile radius of their location, which thereby limits, to some degree, the number of significant competitors in any specific regional market. Factors affecting the level of competition in our industry include price, species, grade, quality, proximity to the mill customer, and our reliability and consistency as a supplier.

Property Taxes

In 2012, we incurred approximately $1.1 million in property taxes for our timberland properties, representing a rate between 2.3% and 3.4% of assessed value. We will receive all 2013 assessment notices and property tax bills during the fourth quarter of 2013 and expect an approximate 4% increase in our property tax liability as compared to 2012.

Regulation

Our business is subject to laws, regulations, and related judicial decisions and administrative interpretations relating to, among other things, the protection of timberlands, endangered species, timber harvesting practices, recreation and aesthetics and the protection of natural resources, air and water quality that are subject to change and frequently enacted. These changes may adversely affect our ability to harvest and sell timber, and remediate contaminated properties. We are subject to regulation under, among other laws, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act of 1980, the National Environmental Policy Act, and the Endangered Species Act, as well as comparable state laws and regulations. Violations of various statutory and regulatory programs that apply to our operations could result in civil penalties; damages, including natural resource damages; remediation expenses; potential injunctions; cease-and-desist orders; and criminal penalties.

Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to the person’s negligence or fault. We may acquire timberlands subject to environmental liabilities, such as clean-up of hazardous substance contamination and other existing or potential liabilities of which we are not aware, even after investigations of the properties.

The Endangered Species Act and comparable state laws protect species threatened with possible extinction. At least one species present on our timberlands has been, and in the future more may be, protected under these laws. Protection of threatened and endangered species may include restrictions on timber harvesting, road-building, and other forest practices on private, federal, and state land containing the affected species. The size of the area subject to restriction varies depending on the protected species at issue, the time of year, and other factors, but can range from less than one acre to several thousand acres.

The Clean Water Act regulates the direct and indirect discharge of pollutants into the waters of the United States. Under the Clean Water Act, it is unlawful to discharge any pollutant from a “point source” into navigable waters of the United States without a permit obtained under the Environmental Protection Agency’s, or EPA, National Pollutant Discharge Elimination System permit program. Storm water from roads supporting timber operations that is conveyed through ditches, culverts and channels are exempted by EPA rule from this permit requirement, leaving these sources of water discharge to state regulation. The scope of these state regulations vary by state and are subject to change, and the EPA’s exemption has recently been subject to legal challenges and legislative responses. To the extent we are subject to future federal or state regulation of storm water runoff from roads supporting timber operations, our operational costs to comply with such regulations could increase and our results of operations could be adversely affected.

Employees

On October 25, 2013, we transitioned to self-management and hired eight employees. Two of our employees, our Chief Executive Officer and our Chief Operating Officer, have served as consultants to our company since August 2013. One of our employees previously worked with Messrs. Barag and Rasor. The remaining five employees that we hired, including our Chief Financial Officer, were employees of Wells REF and its affiliates and previously provided services to us under the advisory agreement with Wells TIMO. We expect to hire additional employees over time as needed. Our forest management, harvesting and log transport operations are conducted by independent contractors.

Legal Proceedings

The SEC is conducting a non-public, formal, fact finding investigation regarding Wells Investment Securities, Inc., or WIS, the former dealer-manager for our previous non-listed public offerings, and our company. The investigation relates to whether there have been violations of certain provisions of the federal securities laws regarding valuation, potential distributions, marketing and suitability.

We have not been accused of any wrongdoing by the SEC. We also have been informed by the SEC that the existence of this investigation does not mean that the SEC has concluded that anyone has violated any laws or regulations or that the SEC has a negative opinion of any person, entity or security. We have received a formal subpoena for documents and information and we have been cooperating fully with the SEC. We cannot reasonably estimate the timing of the conclusion of the investigation, nor can we predict whether or not the SEC will take any action against us as a result of the investigation and, if they do, what the ultimate outcome will be.

MANAGEMENT

Directors and Executive Officers

Our board of directors consists of five members, including a majority of directors who are independent within the meaning of the listing standards of the NYSE. Effective upon the completion of this offering, we expect that our board of directors will increase the size of the board to seven members and elect two additional independent directors. Each director will serve until the next annual meeting of our stockholders and until his successor has been duly elected and qualified. The next election of our board members is anticipated to be held at our annual meeting in 2014.

In connection with our transition to self-management and our separation from Wells REF, our two directors affiliated with Wells REF are resigning from their roles with our company. Leo F. Wells, III resigned as Chairman of the Board and President, effective upon our transition to self-management, which occurred on October 25, 2013, but will remain a director until the effectiveness of his resignation as a director described below. Douglas P. Williams also resigned as Executive Vice President, Secretary and Treasurer, effective upon our transition to self-management. Upon our transition to self-management, Jerry Barag was elected as our Chief Executive Officer and President and John F. Rasor was elected as our Chief Operating Officer and Secretary. Messrs. Wells and Williams provided notice of their resignations as directors, to be effective immediately prior to the effectiveness of the registration statement relating to this offering. Effective upon the preferred stock redemption, Messrs. Barag and Rasor will be elected as directors to fill the vacancies created by the resignations of Messrs. Wells and Williams. All of the outstanding shares of Series A and Series B preferred stock are indirectly owned by Wells REF, which is wholly owned by Mr. Wells. The preferred stock redemption will occur upon the closing of this offering. Messrs. Wells and Williams did not have any disagreements with management on any matters related to our proposed transition to self-management, this offering or our operations, policies or practices.

The table below sets forth certain information about our officers and directors as of November 22, 2013:

Name	Age	Position(s)
Officers and Directors Following the Completion of the Offering:
Willis J. Potts, Jr.	67	Chairman of the Board (1)
Jerry Barag (2)	54	Chief Executive Officer, President and Director
John F. Rasor (3)	70	Chief Operating Officer, Secretary and Director
Brian M. Davis	44	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Alan D. Gold (4)	53	Director (1)
Donald S. Moss	77	Director (1)
Douglas D. Rubenstein (5)	50	Director (1)
Henry G. Zigtema	61	Director (1)
Directors Resigning Prior to the Effectiveness of the Registration Statement:
Leo F. Wells III (6)	69	Director
Douglas P. Williams (7)	62	Director

(1)	Our board of directors has determined that this director is an independent director within the meaning of the NYSE listing standards.
(2)	Mr. Barag has been elected as Chief Executive Officer and President and will be elected as a director, effective upon the preferred stock redemption.

(3)	Mr. Rasor has been elected as Chief Operating Officer and Secretary and will be elected as a director, effective upon the preferred stock redemption.
(4)	Mr. Gold is an independent director nominee who our board of directors intends to elect upon the closing of this offering.
(5)	Mr. Rubenstein is an independent director nominee who our board of directors intends to elect effective upon the closing of this offering.
(6)	Mr. Wells has provided notice of his resignation as a director, to be effective immediately prior to the effectiveness of the registration statement relating to this offering.
(7)	Mr. Williams has provided notice of his resignation as a director, to be effective immediately prior to the effectiveness of the registration statement relating to this offering.

Jerry Barag has served as our Chief Executive Officer and President since our transition to self-management on October 25, 2013. We also expect that he will become a director upon the preferred stock redemption. Mr. Barag has served as our consultant since August 2013. Mr. Barag brings over 30 years of real estate, timberland and investment experience, including expertise in acquisitions, divestitures, asset management, property management and financing. From September 2011 to our transition to self-management, Mr. Barag has served as a Principal with Mr. Rasor of TimberStar Advisors, an Atlanta-based timberland investment consulting firm, where he specialized in acquiring and managing timberlands in the United States. From 2004 to September 2011, he served as Managing Director of TimberStar, a timberland investment joint venture among Messrs. Barag and Rasor, iStar Financial, Inc. and other institutional investors. While at TimberStar, he oversaw the acquisition of over $1.4 billion of timberlands in Arkansas, Louisiana, Maine and Texas. From 2003 to 2004, he served as Chief Investment Officer of TimberVest, LLC, or TimberVest, an investment manager specializing in timberland investment planning. Prior to joining TimberVest, Mr. Barag served as Chief Investment Officer and Chairman of the Investment Committees for Lend Lease, a subsidiary of Lend Lease Corp., a construction, development and real estate investment management advisory company traded on the Australian Securities Exchange. Mr. Barag received his Bachelor of Science from The University of Pennsylvania, Wharton School. Our board of directors has determined that Mr. Barag’s extensive experience acquiring and managing timberlands and commercial real estate will enable him to effectively carry out his duties and responsibilities as director.

John F. Rasor is has served as our Chief Operating Officer and Secretary since our transition to self-management on October 25, 2013. We also expect that he will become a director upon the preferred stock redemption. Mr. Rasor has served as our consultant since August 2013. Mr. Rasor brings over 45 years of experience in the timberland and forest products industries, including expertise in manufacturing, fiber procurement and log merchandising, sales and distribution. From September 2011 to our transition to self-management, Mr. Rasor has served as a Principal with Mr. Barag of TimberStar Advisors. From 2004 to September 2011, he served as Managing Director of TimberStar. During his 40-year career with Georgia-Pacific Corporation, or Georgia Pacific, from 1996 to 2003, Mr. Rasor served as an Executive Vice President of Georgia-Pacific, where he was responsible for all of Georgia-Pacific’s timberland and the procurement of all the wood and fiber needed to operate Georgia-Pacific’s mills. He also played a key role in the separation of Georgia-Pacific’s timberland assets into a separate operating entity in 1997 that subsequently merged with Plum Creek Timber Company, Inc. in 2001. Following the separation of Georgia Pacific’s timberland assets, Mr. Rasor assumed responsibility for several of Georgia Pacific’s building products business units and staff positions in addition to serving as a member of the Executive Management Committee of the company. Mr. Rasor attended Willamette University and the University of Oregon. Our board of directors has determined that Mr. Rasor’s extensive experience in the forest products industry, including the management of timberland operations and the procurement of wood fiber, will enable him to effectively carry out his duties and responsibilities as a director.

Brian M. Davis was appointed as our Senior Vice President and Chief Financial Officer in March 2013, as our Assistant Secretary in August 2013 and as our Treasurer since our transition to self-management on October 25, 2013. Mr. Davis has served as Senior Vice President and Chief Financial Officer of Wells TIMO from March 2009 until our transition to self-management on October 25, 2013 and as Vice President from October 2007 through March 2009. From March 2013 to September 2013, he was Senior Vice President and Chief Financial Officer of Wells Core Office Income REIT, Inc., or Wells Core. From February 2012 to September 2013, Mr. Davis served as the Chief of Strategic Product Management for Wells REF with responsibility for the strategic planning, development and leadership of the corporate finance organization. In addition, Mr. Davis served as Senior Vice President of Wells Capital, Inc., or Wells Capital, from February 2013 to September 2013. From 2000 until joining Wells REF in 2007, Mr. Davis worked at Atlanta-based SunTrust Bank, where he held various positions including client manager for the Asset Based Lending Group, where he was responsible for the origination and structuring of asset-based lending relationships developed from SunTrust’s existing client base and prospects. Mr. Davis previously held positions with CoBank of Denver, Colorado, as Capital Markets Officer from 1998 to 2000, and with SunTrust as Portfolio Manager for the AgriFoods Specialty Lending Group from 1994 to 1998. Mr. Davis received his Bachelor of Business Administration and Master of Business Administration from Ohio University.

Alan D. Gold has agreed to serve as one of our independent directors commencing with the closing of this offering. Mr. Gold has served as Chairman of the Board and Chief Executive Officer of BioMed Realty Trust, Inc., or BioMed, a publicly traded REIT focused on acquiring, developing and managing laboratory and office space for the life science industry, since its formation in 2004. Mr. Gold served as President of BioMed from 2004 to December 2008 and as Chairman of the Board, President and Chief Executive Officer of BioMed’s privately-held predecessor, Bernardo Property Advisors, Inc., from 1998 to 2004. Mr. Gold was a co-founder and served as President and a director of Alexandria Real Estate Equities, Inc., a publicly traded REIT specializing in acquiring and managing laboratory properties for lease to the life science industry, from its predecessor’s inception in 1994 until 1998. Mr. Gold served as managing partner of GoldStone Real Estate Finance and Investments, a partnership engaged in the real estate and mortgage business, from 1989 to 1994, as Assistant Vice President of Commercial Real Estate for Northland Financial Company, a full-service commercial property mortgage broker, from 1989 to 1990, and as Commercial Real Estate Investment Officer for John Burnham Company, a regional full-service commercial property mortgage banker, from 1985 to 1989. He served as a director of American Assets Trust, Inc., a publicly traded REIT focused on acquiring, developing and managing retail, office, multifamily and mixed-use properties, from August 2011 to March 2013. Mr. Gold received his Bachelor of Science Degree in Business Administration and his Master of Business Administration from San Diego State University. Our board of directors has determined that Mr. Gold’s extensive experience in real estate investment and management, particularly his experience serving as a director of publicly traded REITs, provides him with skills and knowledge that will enable him to effectively carry out his duties and responsibilities as a director.

Donald S. Moss has served as one of our independent directors since 2006. Mr. Moss is also an independent director of Piedmont Office Realty Trust, Inc., or Piedmont REIT, a publicly held REIT. He was employed by Avon Products, Inc. from 1957 until his retirement in 1986. While at Avon, Mr. Moss served in a number of key positions, including Vice President and Controller from 1973 to 1976, Group Vice President of Operations—Worldwide from 1976 to 1979, Group Vice President of Sales—Worldwide from 1979 to 1980, Senior Vice President—International from 1980 to 1983 and Group Vice President—Human Resources and Administration from 1983 until his retirement. Mr. Moss was also a member of the board of directors of Avon Canada, Avon Japan, Avon Thailand and Avon Malaysia from 1980 to 1983. Mr. Moss is a past president and former director of The Atlanta Athletic Club, a former director of the Highlands Country Club in

Highlands, North Carolina and the National Treasurer and a director of the Girls Clubs of America from 1973 to 1976. Mr. Moss attended the University of Illinois. Our board of directors has determined that Mr. Moss’s experience serving as a director for other organizations, including several REITs, provides him with the business management skills and real estate knowledge desired to effectively carry out his duties and responsibilities as director.

Willis J. Potts, Jr. has served as our Chairman of the Board since November 7, 2013 and as one of our independent directors since 2006. From 1999 until his retirement in 2004, Mr. Potts served as Vice President and General Manager of Temple-Inland Inc., a major forest products corporation, where he was responsible for all aspects of the management of a major production facility, including timber acquisition, community relations and governmental affairs. From 1994 to 1999, Mr. Potts was Senior Vice President of Union Camp Corporation, where he was responsible for all activities of an international business unit with revenues of approximately $1 billion per year, including supervision of acquisitions and dispositions of timber and timberland, controllership functions and manufacturing. From 2004 to 2007, Mr. Potts served as the chairman of the board of directors of the Technical Association of the Pulp and Paper Industry (TAPPI), the largest technical association serving the pulp, paper and converting industry. From 2006 to 2012, Mr. Potts served on the Board of Regents of The University System of Georgia. Mr. Potts also serves as a director of J&J Industries, a privately held carpet manufacturing company. Mr. Potts received a Bachelor of Science degree in Industrial Engineering from the Georgia Institute of Technology. He also completed the Executive Program at the University of Virginia. Our board of directors has determined that Mr. Potts’ extensive experience in the acquisition and disposition of timber and timberland, combined with his experience serving as a director of, and otherwise managing, organizations engaging in these activities, enable Mr. Potts to effectively carry out his duties and responsibilities as director.

Douglas D. Rubenstein has agreed to serve as one of our independent directors commencing with the closing of this offering. Mr. Rubenstein has served as Senior Vice President and Director of Capital Markets and Business Strategy for Benjamin F. Edwards & Company, Inc., a private, full-service broker-dealer, since June 2012. From 2007 to June 2012, he held various positions in the Real Estate Investment Banking Group of Stifel, Nicolaus & Company, Inc., or Stifel, including Managing Director from 2007 to August 2008, Co-Group Head from August 2008 to December 2008 and Managing Director and Group Head from January 2009 to June 2012. From 1985 to 2007, he served in a variety of roles in the Capital Markets Division of A.G. Edwards & Sons, Inc., a U.S.-based financial services company that was acquired by Wachovia Corporation (now Wells Fargo & Company) in 2007, and was promoted from Analyst ultimately to Managing Director and Real Estate Group Coordinator. Mr. Rubenstein currently serves as a trustee at Whitfield School and previously served as a board member and Chairman of Life Skills, a non-profit organization, for 16 years. He holds Series 7, 24 and 63 licenses and was formerly a member of the National Association of Real Estate Investment Trusts, or NAREIT. Mr. Rubenstein holds a Bachelor of Arts in Economics from Lake Forest College and a Master of Business Administration from the John M. Olin School of Business at Washington University. Our board of directors has determined that Mr. Rubenstein’s extensive experience in the real estate industry and, specifically, raising capital for real estate companies, provides him with skills and knowledge that will enable him to effectively carry out his duties and responsibilities as a director.

Henry G. Zigtema has served as one of our independent directors since September 2012. Mr. Zigtema is an adjunct professor of accounting at Oglethorpe University and serves on the President’s Advisory Board at Oglethorpe. Prior to his retirement in 2006, Mr. Zigtema spent 28 years with Ernst & Young LLP, or Ernst & Young, and its predecessor firm, Arthur Young and Company. From 2001 to 2006, Mr. Zigtema was the Southeast Area Tax Managing Partner for Ernst & Young’s Real Estate Practice. During his career, Mr. Zigtema served in several key positions, including Area Director of Tax, Plains State Area Industry Leader for Telecommunications, Oil and Gas, and Real Estate as well as a National Office Partner for Strategic Business Services. Mr. Zigtema served as the tax engagement partner or client service partner for a wide variety of clients, including multinational companies such as Sprint, Zion’s Bank, US Bank, Piedmont REIT, Columbia Property Trust, Inc., or Columbia, various publicly traded REITs in the retail, office, apartment and mortgage spaces, as well as a number of private clients. Past board of director involvement includes Maur Hill Prep School, Kapaun Mt. Carmell High School, St. Thomas Aquinas School, Wichita State Accounting Conference Committee, Sedgewick County Zoo and Ronald McDonald House. Mr. Zigtema is currently the chair of the Finance Committee for the Robert W. Woodruff Library. Mr. Zigtema has contributed to various Ernst & Young publications and was a member of NAREIT. Mr. Zigtema holds a Bachelor of Arts degree in mathematics from Texas Christian University and a Juris Doctorate degree from Southern Methodist University. He also completed non-degree accounting classes at the University of Texas at Dallas. Mr. Zigtema is a Certified Public Accountant with permits to practice in Georgia, Kansas and Texas and is an inactive member of the Texas Bar. Our board of directors has determined that Mr. Zigtema’s extensive accounting and tax background and experience serving as a director for other organizations enable Mr. Zigtema to effectively carry out his duties and responsibilities as director.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not staggered, with each of our directors subject to re-election annually;

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effective upon the completion of this offering, our board of directors intends to increase the size of the board to seven and elect two additional independent directors, at which point five members of our seven-person board will have been affirmatively determined by our board of directors to be independent for purposes of the NYSE’s listing standards and Rule 10A-3 under the Exchange Act;

•	at least one of our directors qualifies as an “audit committee financial expert” as defined by the SEC;

•	we have opted out of the Maryland business combination and control share acquisition statutes; and

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we do not have a stockholder rights plan and will not adopt a stockholder rights plan in the future unless approved in advance by our stockholders or, if adopted by our board of directors, we will submit the stockholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

Board Committees

Our board of directors has established three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The composition of each committee complies with the listing requirements and other rules and regulations of the NYSE. All members of the committees described below are independent as such term is defined in the NYSE’s listing standards and as affirmatively determined by our board of directors.

Audit Committee

Our Audit Committee is comprised of Messrs. Moss, Potts and Zigtema (Chairman), each of whom is an independent director. Mr. Zigtema is designated as the Audit Committee financial expert. The Audit Committee operates under a written charter approved by the board of directors, a copy of which is available on our website, www.catchmarktimber.com. Pursuant to the Audit Committee’s charter, the Audit Committee’s primary function is to assist our board of directors in fulfilling its responsibilities by:

•	selecting the independent auditors to audit our financial statements;

•	reviewing with the independent auditors the plans and results of the audit engagement;

•	approving the audit and overseeing our independent auditors and reviewing the financial information to be provided to our stockholders and others;

•	reviewing the independence of the independent public accountants;

•	considering the adequacy of fees;

•	reviewing the system of internal control over financial reporting which our management has established and our audit and financial reporting process;

•	overseeing our compliance with applicable laws and regulations; and

•	establishing procedures for the ethical conduct of our business.

Compensation Committee

Our Compensation Committee is comprised of Messrs. Moss (Chairman), Potts and Zigtema, each of whom is an independent director. The Compensation Committee operates under a written charter approved by the board of directors, a copy of which is available on our website, www.catchmarktimber.com. Pursuant to the Compensation Committee’s charter, the Compensation Committee’s primary function is to assist our board of directors in fulfilling its responsibilities with respect to the compensation of our Chief Executive Officer and our other executive officers and the administration of our compensation plans, programs and policies. For additional information about the Compensation Committee’s processes and the role of executive officers and compensation consultants in determining compensation, see “—Executive Officer and Director Compensation.”

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is comprised of Messrs. Moss (Chairman), Potts and Zigtema, each of whom is an independent director. The Nominating and Corporate Governance Committee operates under a written charter approved by the board of directors, a copy of which is available on our website, www.catchmarktimber.com. Pursuant to the Nominating and Corporate Governance Committee’s charter, the Nominating and Corporate Governance Committee’s primary functions are to:

•	identify individuals qualified to serve on the board of directors and recommend that the board of directors select a slate of director nominees for election by the stockholders at the annual meeting;

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develop and recommend to the board of directors a set of corporate governance policies and principles and periodically re-evaluate such policies and guidelines for the purpose of suggesting amendments to them if appropriate; and

•	oversee an annual evaluation of the board of directors and each of the committees of the board of directors.

Corporate Governance Guidelines

Upon the recommendation of the Nominating and Corporate Governance Committee, our board of directors has adopted amended and restated corporate governance guidelines, which establish a common set of expectations to assist the board of directors in performing its responsibilities. The corporate governance guidelines, a copy of which is available on our website, www.catchmarktimber.com, addresses a number of topics, including, among other things, board membership criteria, selection of directors, size of the board, independence requirements, term limits, director compensation, self-evaluations and director access to management and independent advisors.

Code of Ethics and Related Person Transactions

We have adopted a Code of Ethics that applies to all of our executive officers and directors, including, without limitation, our principal executive officer and principal financial officer. Our Code of Ethics may be found at www.catchmarktimber.com.

Our board of directors has also adopted a related person transactions policy. See “Certain Relationships and Related Transactions—Related Person Transactions Policy.”

Executive Officer and Director Compensation

Compensation of Executive Officers

Prior to our transition to self-management, we did not employ and did not pay any compensation to any of our executive officers and did not have any employees. In connection with, and effective upon, the completion of our transition to self-management, we have employed our executive officers, including our “named executive officers,” or NEOs:

•	Jerry Barag, Chief Executive Officer and President;

•	John F. Rasor, Chief Operating Officer and Secretary; and

•	Brian M. Davis, Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary.

Our compensation committee has retained FPL Associates L.P. as its compensation consultant to, among other things, (1) assist in developing compensation objectives for our NEOs, other officers and independent directors; (2) analyze trends in compensation in the marketplace generally and among our peers specifically; and (3) recommend the components and amounts of compensation for our executive officers, Chairman of the Board and independent directors. Our compensation committee, based on recommendations of our compensation consultant and discussions with our management, has determined the initial compensation levels for our executive officers, including our NEOs, Chairman of the Board and independent directors that are intended to reward such individuals while closely aligning their interests with those of our stockholders. See “—Executive Compensation Arrangements” below for a discussion of the compensation program for our executive officers. See “—Compensation of Directors” below for a discussion of the compensation program for our independent directors.

Executive Compensation Arrangements

Employment Agreements. On October 30, 2013, we entered into an employment agreement with each of Messrs. Barag, Rasor and Davis, the terms of which commenced on October 25, 2013 and will terminate on December 31, 2017 for each of the executives. Each of the agreements provides for an automatic one-year renewal period, unless either party provides notice to the other of its intent not to renew the agreement. The employment agreements provide for a base salary of $325,000, $305,000, and $305,000, for each of Messrs. Barag, Rasor and Davis, respectively. Pursuant to the employment agreements, we will provide or pay for health benefits for each of the executives, and the executives are entitled to participate in all incentive, savings and retirement plans and programs available to senior executives of our company.

The employment agreements provide for certain severance benefits if the executive’s employment is terminated by us without cause or if the executive resigns for good reason, as follows:

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severance equal to two times his then-current base salary, payable in installments over a 24-month period, or, if the termination occurs during the period commencing 90 days prior to a change in control and concluding on the one-year anniversary of a change in control, severance equal to three times his then-current base salary, payable in a single lump sum;

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for Messrs. Barag and Davis, monthly payments for 18 months equal to the excess of (i) the COBRA cost of group health benefits over (ii) the active employee rate for such coverage, except that our obligation to provide this benefit will end if the executive becomes employed by another employer that provides him with group health benefits, and for Mr. Rasor, 18 monthly payments of $1,413; and

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expiration of the restrictions on the executive’s outstanding equity awards that expire solely on the executive’s continuous service with us, accelerated vesting of all of the executive’s outstanding equity awards that vest based on continuous service with us, and, to the extent any awards held by the executive are exercisable in nature, the executive may exercise such awards through the end of the term of such award.

In order to receive the severance benefits, the executive must sign and not revoke a release of claims and comply with the restrictive covenants in his employment agreement. Each of the employment agreements contains noncompetition, employee nonsolicitation and customer nonsolicitation covenants that apply during the executive’s employment and for two years after termination of executive’s employment during the term of the employment agreement, as well as covenants regarding confidentiality and ownership of property.

The employment agreements do not provide for any severance benefits in the event of the executive’s termination (i) by us for cause, (ii) by the executive without good reason, or (iii) by reason of his death or disability except that, in the event of the executive’s death or disability, his outstanding equity awards that vest based on continuous service with us will become fully-vested. In addition, the employment agreements provide that if any payments or benefits would be subject to the excise tax imposed on “parachute payments” under Section 4999 of the Code, the payments will be limited to the maximum amount that could be paid without triggering the excise tax.

Equity Awards. The following chart summarizes the equity awards that Messrs. Barag, Rasor and Davis have received or, in the case of the performance-based restricted shares, will receive, in connection with the commencement of their employment with us.

	Time-Based Restricted Shares (1)	Performance-Based Restricted Shares (2)	IPO RSUs (3)
Mr. Barag	13,200	19,800	39,000
Mr. Rasor	10,400	15,600	26,000
Mr. Davis	10,400	15,600	26,000

(1)	On November 4, 2013, Messrs. Barag, Rasor and Davis received shares of restricted Class A common stock that vest in approximately equal annual installments on each of December 31, 2014, December 31, 2015, December 31, 2016, and December 31, 2017, subject to the executive’s continued employment with us on each vesting date, or on the earlier occurrence of a change in control or the executive’s termination of employment (i) by us without cause, (ii) by the executive for good reason, or (iii) by reason of the executive’s death or disability.
(2)	The number of shares of restricted Class A common stock received will vest based upon achievement of performance goals for 2014 to be established by the Compensation Committee, and the earned shares will vest on each of December 31, 2014, December 31,2015, December 31, 2016 and December 31, 2017, subject to the executive’s continued employment with us on each vesting date. In the event of a change in control, these shares will vest as of the date of the change in control. These restricted shares will be granted on or prior to December 6, 2013.
(3)	The restricted stock units will vest and convert to shares of Class A common stock on the closing date of this offering, subject to the executive’s continued employment with us on such date. The shares underlying the restricted stock units are subject to a mandatory holding period, pursuant to which the executive must hold, on an after-tax basis, 100% of the shares through the first anniversary of the date of grant, two-thirds of the shares through the second anniversary of the date of grant and one-third of the shares through the third anniversary of the date of grant. During the holding period, the executive may not sell, pledge, encumber or hypothecate the shares to or in favor of any party other than our company, or subject the shares to any lien, obligation, or liability of another party other than our company. The holding period will expire immediately upon termination of the executive’s employment (i) by us without cause, (ii) by the executive for good reason, or (iii) by reason of the executive’s death or disability.

Compensation of Directors

We have provided below certain information regarding compensation paid to our directors during fiscal year 2012.

Name	Fees Earned or Paid in Cash ($)	Restricted Stocks Award ($) (8)(9)	Total ($)
Leo F. Wells, III (1)(2)	$—	$—	$—
Jess E. Jarratt (1)(3)	$—	$—	$—
E. Nelson Mills (1)(4)	$—	$—	$—
Michael P. McCollum (5)	$12,500	$—	$12,500
Donald S. Moss	$61,000	$10,000	$71,000
Willis J. Potts, Jr.	$57,750	$10,000	$67,750
George W. Sands (6)	$56,250	$10,000	$66,250
Henry G. Zigtema (7)	$22,250	$25,000	$47,250

(1)	Directors who were also executive officers of our company or our affiliates did not receive compensation for services rendered as a director.
(2)	Leo F. Wells, III was elected to our board of directors on March 16, 2012. Mr. Wells has agreed to resign from our board of directors immediately prior to effectiveness of the registration statement relating to this offering.
(3)	Jess E. Jarratt resigned from our board effective June 11, 2012. Mr. Jarratt did not have any disagreements with management on any matters related to our operations, policies or practices.

(4)	E. Nelson Mills resigned from our board effective February 27, 2013 in connection with the transition to self-management of Columbia, a former affiliate of Wells REF, for which he serves as Chief Executive Officer. Mr. Mills did not have any disagreements with management on any matters related to our operations, policies or practices.
(5)	Michael P. McCollum resigned from our board effective June 30, 2012. Mr. McCollum did not have any disagreements with management on any matters related to our operations, policies or practices.
(6)	George W. Sands resigned from our board of directors effective March 31, 2013 in connection with the transition to self-management of Columbia, for which he serves as a director. Mr. Sands did not have any disagreements with management on any matters related to our operations, policies, or practices.
(7)	Henry G. Zigtema was elected to our board of directors on September 14, 2012.
(8)	Reflects the grant date fair value of restricted stock granted pursuant to our amended and restated independent directors’ compensation plan, determined in accordance with FASB Topic 718 Stock Compensation. The per-share value for all shares issued through December 31, 2012 was estimated at $25.00. During 2012, each of Messrs. Moss, Potts and Sands received 400 shares of restricted stock and Mr. Zigtema received 1,000 shares of restricted stock, all of which vest in thirds on each of the first three anniversaries of the date of grant.
(9)	As of December 31, 2012, after giving effect to the Recapitalization, our directors held the following unvested stock awards and option awards:

Name	Unvested Restricted Shares	Options
Leo F. Wells	—	—
Jess E. Jarratt	—	—
E. Nelson Mills	—	2,305
Michael P. McCollum	—	—
Donald S. Moss	800	2,305
Willis J. Potts	800	2,305
George W. Sands	1,133	—
Henry G. Zigtema	1,000	—

Directors Compensation Program for 2012 and 2013

During 2012 and 2013, our independent directors received the following compensation pursuant to our independent directors’ compensation plan, or the director plan, which operates as a sub-plan of our long-term incentive plan:

Cash Compensation. Each of our independent directors received:

•	an annual retainer of $20,000;

•	$2,000 per regularly scheduled board meeting attended;

•	$1,500 per regularly scheduled committee meeting attended (committee chairpersons receive an additional $500 per committee meeting for serving in that capacity); and

•	$250 per special board meeting attended whether held in person or by telephone conference.

All directors received reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Equity Compensation. Each independent director elected or appointed to our board on or after November 13, 2009 received a grant of 1,000 shares of restricted stock upon his or her initial election or appointment. Upon each subsequent re-election to the board, each independent director received a subsequent grant of 400 shares of restricted stock. The shares of restricted stock vest in thirds on each of the first three anniversaries of the date of grant. As of December 31, 2012, we had granted 6,400 shares of restricted stock to our independent directors, 1,600 shares of which had vested and approximately 667 shares of which were forfeited upon the resignation of an independent director from our board.

Director Compensation Program for 2014

On October 24, 2013, our board adopted the Amended and Restated Independent Director Compensation Plan, the terms of which are described below.

Cash Compensation. Effective January 1, 2014, each of our independent directors will receive:

•	an annual retainer of $30,000;

•	$2,000 per board meeting attended in-person; and

•	$1,500 per committee meeting attended in-person (or $2,500 for an Audit Committee meeting).

In addition, each of the chairs of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee will receive a supplemental cash retainer of $10,000, $7,500 and $5,000, respectively, and any non-executive chair of the board will receive a supplemental cash retainer of $20,000. A director may choose receive his or her cash retainers and/or meeting fees in shares of our common stock.

Equity Compensation. Effective January 1, 2014, each of our independent directors will receive, on the day following an annual stockholders meeting, a number of restricted shares having a value of $30,000 on the grant date. The number of restricted shares granted to each independent director will be determined by dividing $30,000 by the fair market value per share of our common stock on the grant date. The restricted shares will vest in thirds on each of the first three anniversaries of the grant, subject to the independent director’s continued service on the board on each such date, or on the earlier occurrence of a change in control of our company or the independent director’s death, disability or termination with cause.

Stock Ownership Guidelines for Independent Directors

On October 24, 2013, our board adopted stock ownership guidelines for our independent directors which require that each independent director own shares of our common stock having a value of four times his or her annual cash retainer. Each director must meet the stock ownership guidelines by the later of October 25, 2018, or the fifth anniversary of his or her election to the Board. Until the ownership guidelines are met, or at any time the director is not in compliance with the guidelines, he or she must retain 100% of any shares received from our company for service on the board, with an exception for shares sold for the limited purposes of paying the exercise price, in the case of stock options, or satisfying any applicable tax liability related to the award.

Amended and Restated 2005 Long-Term Incentive Plan

We maintain the Amended and Restated CatchMark Timber Trust, Inc. 2005 Long-Term Incentive Plan, or the 2005 LTIP, the material terms of which are described below. The 2005 LTIP was originally adopted in 2005, and was amended and restated in its current form by the Board effective as of October 25, 2013. The purpose of the 2005 LTIP is to promote our success by linking the personal interests of our employees, officers, directors and consultants to those of our stockholders, and by providing participants with an incentive for outstanding performance.

Permissible Awards. The 2005 LTIP authorizes our compensation committee to grant awards in any of the following forms:

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Options to purchase shares of our common stock, which may be nonstatutory stock options or incentive stock options under the Code. The exercise price of an option granted under the 2005 LTIP may not be less than the fair market value of our common stock on the date of grant. Stock options granted under the 2005 LTIP may not have a term longer than ten years.

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Stock appreciation rights, or SARs, which give the holder the right to receive the excess, if any, of the fair market value of one share of our common stock on the date of exercise, over the base price of the stock appreciation right. The base price of a SAR may not be less than the fair market value of our common stock on the date of grant. SARs granted under the 2005 LTIP may not have a term longer than ten years.

•	Restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by our compensation committee.

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Restricted stock units, which represent the right to receive shares of our common stock (or an equivalent value in cash or other property) in the future, based upon the attainment of stated vesting or performance goals set by our compensation committee.

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Deferred stock units, which represent the right to receive shares of our common stock (or an equivalent value in cash or other property) in the future, generally without any vesting or performance restrictions.

•	Performance-based cash awards, which represent the right to receive cash in the future, based on attainment of stated performance goals set by our compensation committee.

•	Other stock-based awards in the discretion of our compensation committee, including unrestricted stock grants.

All awards will be evidenced by a written award certificate between us and the participant, which will include such provisions as may be specified by our compensation committee. Dividend equivalent rights, which entitle the participant to payments in cash or property calculated by reference to the amount of dividends paid on the shares of stock underlying an award, may be granted with respect to awards other than options or SARs.

Awards to Non-Employee Directors. Awards granted under the 2005 LTIP to our non-employee directors will be made only in accordance with the terms, conditions and parameters of a plan, program or policy for the compensation of non-employee directors as in effect from time to time. Our compensation committee may not make discretionary grants under the 2005 LTIP to non-employee directors.

Shares Available for Awards; Adjustments. Subject to adjustment as provided in the 2005 LTIP, the aggregate number of shares of our common stock reserved and available for issuance as of November 22, 2013, pursuant to awards granted under the 2005 LTIP, was as follows: 1,021,847 shares of Class A common stock; 48,847 shares of Class B-1 common stock; 48,847 Shares of Class B-2 common stock; and 48,847 shares of Class B-3 common stock. Pursuant to their terms, each class of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis. Upon such conversion, the number of shares of such class of Class B common stock previously reserved and available for issuance under the 2005 LTIP will automatically convert and be reallocated to Class A common stock. No awards with respect to Class B common stock may be granted after October 25, 2013.

Administration. The 2005 LTIP will be administered by our compensation committee. Our compensation committee will have the authority to grant awards; designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2005 LTIP; and make all other decisions and determinations that may be required under the 2005 LTIP. Our board may at any time administer the 2005 LTIP. If it does so, it will have all the powers of our compensation committee under the 2005 LTIP. In addition, our board or compensation committee may expressly delegate to a special committee some or all of our compensation committee’s authority, within specified parameters, to grant awards to eligible participants who, at the time of grant, are not executive officers.

Limitations on Transfer; Beneficiaries. No award will be assignable or transferable by a participant other than by will or the laws of descent and distribution or, except in the case of an incentive stock option, pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if such section applied to an award under the 2005 LTIP; provided, however, that our compensation committee may permit other transfers where our compensation committee concludes that such transferability does not result in accelerated taxation, does not cause any option intended to be an incentive stock option to fail to qualify as such, and is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, any state or federal tax or securities laws or regulations applicable to transferable awards. A participant may, in the manner determined by our compensation committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant’s death.

Treatment of Awards upon a Participant’s Death or Disability. Unless otherwise provided in an award certificate or any special plan document governing an award, upon the termination of a participant’s service due to death or disability:

•	each of that participant’s outstanding options, SARs and other awards in the nature of rights that may be exercised will become vested and fully exercisable as of the date of termination;

•	all time-based vesting restrictions on outstanding awards will lapse as of the date of termination; and

•

the target payout opportunities under each of that participant’s outstanding performance awards will be deemed to have been earned based upon an assumed achievement of all relevant performance goals at the “target” level, if the date of termination occurs during the first half of the applicable performance period, or at the actual level of achievement, if the date of termination occurs during the second half of the applicable performance period, and there will be a prorata payout to the participant or his or her estate within 30 days following the date of termination.

Treatment of Awards upon a Change in Control. Unless otherwise provided in an award certificate or any special plan document governing an award:

(A)	upon the occurrence of a change in control of our company in which awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control in a manner approved by our compensation committee or board:

•	all outstanding options, SARs and other awards in the nature of rights that may be exercised will become fully vested;

•	all time-based vesting restrictions on outstanding awards will lapse as of the date of the change in control; and

•

the target payout opportunities under each of that participant’s outstanding performance awards will be deemed to have been earned based upon an assumed achievement of all relevant performance goals at the “target” level, if the change in control occurs during the first half of the applicable performance period, or at the actual level of achievement, if the change in control occurs during the second half of the applicable performance period, and there will be a prorata payout to the participant or his or her estate within 30 days following the change in control, and

(B)	with respect to awards assumed by the surviving entity or otherwise equitably converted or substituted in connection with a change in control, if within two years after the effective date of the change in control, a participant’s employment is terminated without “cause” or the participant resigns for “good reason” (as such terms are defined in the 2005 LTIP), then:

•	all outstanding options, SARs and other awards in the nature of rights that may be exercised will become fully vested;

•	all time-based vesting restrictions on outstanding awards will lapse as of the date of the change in control; and

•

the target payout opportunities under each of that participant’s outstanding performance awards will be deemed to have been earned based upon an assumed achievement of all relevant performance goals at the “target” level, if the date of termination occurs during the first half of the applicable performance period, or at the actual level of achievement, if the date of termination occurs during the second half of the applicable performance period, and there will be a prorata payout to the participant or his or her estate within 30 days following the date of termination.

Discretionary Acceleration. Our compensation committee may, in its discretion, accelerate the vesting and/or payment of any awards for any reason. Our compensation committee may discriminate among participants or among awards in exercising such discretion.

Anti-dilution Adjustments. In the event of a nonreciprocal transaction between us and our stockholders that causes the per-share value of our common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering or large nonrecurring cash dividend), the share authorization limits and annual award limits under the 2005 LTIP will be adjusted proportionately, and the compensation committee shall make such adjustments to the 2005 LTIP and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. In the event of a stock split, a stock dividend, or a combination or consolidation of the outstanding shares of our common stock into a lesser number of shares, the authorization limits and annual award limits under the 2005 LTIP will automatically be adjusted proportionately, and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price.

Termination and Amendment. The 2005 LTIP will terminate on October 25, 2023, the tenth anniversary of its most recent approval by the Board, unless earlier terminated by our board or compensation committee. Our board or compensation committee may, at any time and from time to time, terminate or amend the 2005 LTIP, but if an amendment to the 2005 LTIP would constitute a material amendment requiring stockholder approval under applicable listing requirements, laws, policies or regulations, then such amendment will be subject to stockholder approval. No termination or amendment of the 2005 LTIP may adversely affect any award previously granted under the 2005 LTIP without the written consent of the participant. Without the prior approval of our stockholders, and except as otherwise permitted by the antidilution provisions of the 2005 LTIP, the 2005 LTIP may not be amended to directly or indirectly reprice, replace or repurchase “underwater” options or SARs.

Our compensation committee may amend or terminate outstanding awards. However, such amendments may require the consent of the participant and, unless approved by the stockholders or otherwise permitted by the antidilution provisions of the 2005 LTIP, (i) the exercise price or base price of an option or SAR may not be reduced, (ii) an option or SAR may not be cancelled in exchange for other awards when the exercise or base price of the original options or SARs, respectively, exceeds the fair market value of the underlying shares, (iii) we may not take any other action with respect to an option or SAR that may be treated as a repricing under the rules of the exchange, and (iv) the original term of an option or SAR may not be extended.

Prohibition on Repricing. As indicated above under “Termination and Amendment,” outstanding stock options and SARs cannot be repriced, directly or indirectly, without the prior consent of our stockholders.

Compensation Committee Interlocks and Insider Participation

We formed a compensation committee of our board of directors in August 2013. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transition to Self-Management

On October 25, 2013, we became self-managed by terminating the advisory agreement with Wells TIMO and hiring certain individuals previously employed by Wells TIMO or Wells REF, as well as hiring a Chief Executive Officer and President and Chief Operating Officer and Secretary not affiliated with Wells TIMO, which we refer to collectively as our transition to self-management. Wells TIMO is indirectly wholly owned by Wells REF, which is wholly owned by Leo F. Wells. In addition, we intend to redeem all of the outstanding shares of Series A and Series B preferred stock held by Wells REF with a portion of the proceeds of this offering, which we refer to as the preferred stock redemption. Mr. Wells will continue to serve as one of our directors until the effective date of the registration statement for this offering at which time he will resign. Following the preferred stock redemption, we will not have any ongoing related party relationship with Wells TIMO, Wells REF, Mr. Wells or their affiliates, except for the transactions and relationships described below, which relate primarily to temporary support services that will facilitate our transition to a self-managed company.

Interests of Wells REF

Preferred Stock Redemption. As of September 30, 2013, approximately $36.7 million of our Series A preferred stock (including accrued but unpaid dividends) and $12.2 million of our Series B preferred stock (including accrued but unpaid dividends) were outstanding, all of which is owned by Wells REF. Dividends accrued on the shares of Series A and B preferred stock issued from 2007 to 2009 until May 2011 at a rate of 8.5% per annum and, as a result of a waiver provided by Wells REF, have accrued dividends since May 2011, at a rate of 1.0% per annum. If authorized by our board of directors and declared by us, accrued dividends on the preferred stock are payable on September 30 of each year. The preferred stock is not convertible into shares of our common stock. If we are liquidated or dissolved, Wells REF would be entitled to receive the issue price of $1,000 per share plus any accrued and unpaid dividends, whether or not declared, before any payment may be made to the holders of our common stock or any other class or series of our capital stock ranking junior on liquidation to the preferred stock.

We have entered into a preferred stock redemption agreement with Wells REF, pursuant to which we will redeem all of the outstanding Series A and Series B preferred stock with the proceeds from this offering for a per share redemption price equal to the issue price of $1,000 plus all accrued but unpaid dividends, which was approximately $48.9 million in the aggregate as of September 30, 2013. Mr. Wells and Douglas P. Williams will continue to serve as directors of our company until the effective date of the registration statement for this offering at which time they will resign. Pursuant to the preferred stock redemption agreement, we will not fill the vacancies created by the resignations of Messrs. Wells and Williams until the preferred stock redemption, and our board of directors will reelect Messrs. Wells and Williams if the preferred stock redemption does not occur within 10 days of their resignations.

Office Sublease. Since our transition to self-management, our operating partnership has subleased approximately 5,723 square feet of office space from Wells REF for monthly base rent of $5,961, which will not be payable for the months of October, November and December 2013, plus additional costs for various space-related services. The sublease will expire on March 31, 2014, subject to our ability to terminate the sublease earlier upon providing not less than 10 days’ prior written notice to Wells REF.

Transition Services Agreement. We and our operating partnership have entered into a transition services agreement with Wells REF that became effective upon our transition to self-management. Pursuant to the transition services agreement, Wells REF and its affiliates provide consulting, support and transitional services to us to assist our company in becoming self-managed. Specifically, these services include, without limitation, consulting with respect to administrative functions, information technology services, financings, leases and other contracts, assisting with accounting and record-keeping functions, providing investor relations and stockholder support, assisting with the listing process and the transition of each of these services to our company. For these services, we are obligated to pay Wells REF a consulting fee equal to $22,875 per month for eight months, and Wells REF will receive a prorated amount equal to $4,428 for the period from October 25, 2013 through October 31, 2013. The transition services agreement may be terminated at an earlier date by either party under certain circumstances; however, if we terminate without cause prior to June 30, 2014, Wells REF shall be entitled to payment of the consulting fee through June 30, 2014. We will also reimburse Wells REF for expenses it incurs in connection with the services provided, excluding its administrative service expenses such as personnel and overhead costs.

Interests of Wells TIMO

Purchase of Common Partnership Units. Upon our transition to self-management, our newly formed subsidiary purchased the 200 common partnership units held by Wells TIMO for $1,312, reflecting a per unit purchase price based on our estimated per share value of our common stock as of September 30, 2012.

Redemption of Special Partnership Units. The terms of our operating partnership agreement provided that the special partnership units, all of which were held by Wells TIMO, were to be automatically redeemed by our operating partnership upon termination of our advisory agreement for an amount equal to the percentage of net sales proceeds that would have been distributed to Wells TIMO if all of our operating partnership’s assets had been sold for their appraised value and all of our operating partnership’s liabilities had been satisfied in full according to their terms. Pursuant to the master agreement entered into on September 18, 2013, upon the termination of the advisory agreement, the special partnership units held by Wells TIMO were automatically redeemed for no consideration.

Interests of Wells REF’s Employees

Certain of our officers who were employees of Wells REF or Wells TIMO prior to our transition to self-management had material financial interests in our transition to self-management. In particular, Brian M. Davis, a former key employee of Wells REF, currently serves as our Chief Financial Officer. The terms of Mr. Davis’ employment agreement were negotiated in connection with our transition to self-management. Mr. Davis resigned from his roles with Wells REF in connection with the commencement of his employment with our company.

Certain Relationships and Related Transactions Prior to Transition to Self-Management

Our Relationships with Wells TIMO and Wells Capital

Prior to our transition to self-management on October 25, 2013, our day-to-day operations were managed by Wells TIMO under the supervision of our board of directors, pursuant to the terms and conditions of our advisory agreement. Wells TIMO is wholly owned by Wells Capital, Inc., or Wells Capital, which is directly owned by Wells REF and indirectly owned by Mr. Wells. In addition, Messrs. Wells and Williams, who were both executive officers of our company prior to our transition to self-management, are also officers of Wells Capital and its affiliates. Pursuant to the master agreement, the advisory agreement terminated on the self-management transition date. As a result, we will no longer bear the cost of the advisor fees and other amounts payable under the advisory agreement.

We are also party to a structuring agent agreement with Wells Germany GmbH, which is majority owned by Wells REF. Pursuant to the structuring agent agreement, we paid structuring fees to Wells Germany of $0.20 per share sold in our 2010 German offering. The agreement expired upon the conclusion of the 2010 German offering; provided, however, that with respect to the ongoing services contemplated by the parties, the structuring agent agreement will terminate upon the earlier of (1) a liquidity event, such as the completion of this offering, or (2) December 31, 2018.

Our Relationship with WIS

Mr. Wells indirectly owns 100% of WIS, which served as the dealer manager for our previous non-listed public offerings. WIS was entitled to receive selling commissions and dealer manager fees in connection with shares sold pursuant to our non-listed public offerings (excluding shares sold pursuant to the distribution reinvestment plan). All of the selling commissions and approximately 50% of the dealer manager fees were reallowed to participating broker-dealers. We were also obligated to reimburse WIS for certain organization and offering expenses.

The following table summarizes the compensation we paid and expenses we reimbursed to Wells TIMO, WIS and their affiliates from January 1, 2010 through September 30, 2013.

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Advisor fees and expense reimbursements	$3,311,608	$3,720,000	$3,324,154	$6,130,749
Disposition fees	39,096	219,449	29,968	15,570
Selling commissions	—	246,546	3,421,576	2,914,743
Dealer-manager fees	—	71,057	950,727	796,822
Other offering costs	—	48,752	654,136	550,958
Structuring agent fees	—	—	—	176,166

Total	$3,350,704	$4,305,804	$8,380,561	$10,585,008

As of September 30, 2013, fees and reimbursements accrued but not yet paid (and not forgiven) were approximately $0.3 million, representing advisor fees due to Wells TIMO.

Our Relationship with Wells REF

As described above under “Transition to Self-Management—Interests of Wells REF,” in connection with our separation from Wells REF and its affiliates, we will redeem all of the outstanding Series A and Series B preferred stock with a portion of the proceeds from this offering. From January 1, 2010 to September 30, 2013, we redeemed approximately $7.2 million in shares of our Series A and Series B preferred stock held by Wells REF. During the same period, Wells TIMO forgave approximately $27.3 million of fees and expenses we otherwise owed to Wells TIMO pursuant to the terms of the advisory agreement.

Related Person Transactions Policy

Our board of directors has adopted a related person transactions policy that became effective upon our transition to self-management on October 25, 2013. This policy provides that all related person transactions must be reviewed and approved by the audit committee or, in the event multiple members of the audit committee, including its chairman, are related persons having a direct or indirect material interest in the proposed related person transaction, by a majority of our disinterested directors in advance of us or any of our subsidiaries entering into the transaction. However, if we or any of our subsidiaries enter into a transaction without recognizing that such transaction constitutes a related person transaction, the approval requirement will be satisfied if such transaction is ratified by the audit committee or a majority of our disinterested directors, as applicable, promptly after we recognize that such transaction constituted a related person transaction. Disinterested directors are directors that do not have a personal financial interest in the transaction that is adverse to our financial interest or that of our stockholders. The term “related-party transaction” refers to a transaction required to be disclosed by us pursuant to Item 404 of Regulation S-K (or any successor provision) promulgated by the SEC.

Our charter, from inception through August 9, 2012, and our corporate governance guidelines, as amended effective August 9, 2012 until our transition to self-management on October 25, 2013, contained the following additional policies applicable to the related-party transactions described above. All of the transactions described above were approved in accordance with the policies set forth below:

•

Advisory Agreement. Our board of directors was required to evaluate the performance of Wells TIMO before entering into or renewing an agreement to perform our day-to-day activities, or an advisory agreement. Our board of directors was required to monitor Wells TIMO to assure that our administrative procedures, operations and programs were in the best interests of our stockholders and were fulfilled. Each contract for the services of Wells TIMO could not exceed one year, although there was no limit on the number of times that the contract with a particular advisor may be renewed.

•

Advisory Compensation. Our independent directors were responsible for reviewing our fees and expenses at least annually or with sufficient frequency to determine that the expenses incurred were reasonable in light of our investment performance, our net assets, our net income (as such terms are defined in our corporate governance guidelines) and the fees and expenses of other comparable unaffiliated REITs. Our independent directors were also responsible for reviewing, from time to time and at least annually, the performance of Wells TIMO and determining that compensation paid to Wells TIMO was reasonable in relation to the nature and quality of services performed and our investment performance and that the provisions of the advisory agreement were being carried out. In making this determination, our board of directors was required to consider certain specific factors enumerated in our corporate governance guidelines in addition to any other factors the board deemed relevant.

•

Other Transactions. A majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction were required to determine whether any other transactions between us and Wells TIMO, our officers or directors, or any of their affiliates were fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

More Information

For more information regarding certain relationships and related transactions, see Note 9 to our accompanying unaudited consolidated financial statements and Note 12 to our accompanying audited consolidated financial statements.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies that will be in place following the completion of this offering. These policies have been determined by our board of directors and, in general, may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

Our investment objectives are to increase cash flow from operations to achieve sustainable long-term growth and maximize stockholder appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

The focus of our business is to invest in timberlands and to actively manage such investments to provide attractive long-term returns to our stockholders. We generate recurring income and cash flow from the harvest and sale of timber, as well as from non-timber related revenue sources, such as recreational leases. When and where we believe it is appropriate, we also periodically generate income and cash flow from the sale of HBU lands. We also expect to realize additional long-term returns from the potential appreciation in value of our timberlands as well as from the biological growth of our standing timber inventory in excess of our timber harvest. While we intend only to invest in timberland properties, we are not prohibited from investing in other property types. While we may diversify in terms of property locations and size, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with our qualification as a REIT for federal income tax purposes. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income.

We intend to conduct substantially all of our investment activities through our operating partnership and its subsidiaries.

We may participate with third parties in property ownership, through joint ventures or other types of co-ownership if we determine that doing so would be the most effective means of owning or acquiring properties. We do not expect, however, to enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, preferred stock or options to purchase stock.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments. Principal and interest on our debt will have a priority over any dividends with respect to our common stock.

Investments in Mortgages, Structured Financings and Other Lending Policies

We have no current intention of investing in loans secured by properties or making loans to persons other than in connection with the acquisition of mortgage loans through which we expect to achieve equity ownership of the underlying property in the near-term. However, if we decide to sell any of our properties, in some instances we may sell our properties by providing financing to purchasers. In these instances, we would secure this financing with first priority mortgages on the properties. If we provide financing to purchasers, we will bear the risks that the purchaser may default and the distribution of the proceeds of the sales to our stockholders will be delayed.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the asset tests and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We have not engaged in such activities in the past. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. As of the date of this prospectus, we own no investments in marketable securities. To the extent we make such investments in the future, we intend to invest primarily in entities that own timberland properties. We have no current plans to make investments in entities that are not engaged in real estate activities. In any event, we do not intend that our investments in securities will cause us to fall within the definition of “investment company” under the Investment Company Act of 1940, as amended, or the Investment Company Act. For this reason, we do not plan to register as an “investment company” under the Investment Company Act, and we intend to divest securities before any registration would be required.

We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so.

Disposition Policy

We anticipate that we will sell portions of our timberlands from time to time in the event that we determine that certain properties have become more valuable for development, recreational, conservation, and other rural purposes than for growing timber, which we refer to as HBU property. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to properties that we already own, either in connection with acquiring interests in other properties or from investors to raise equity capital. See “Business and Properties” for a description of our current plans.

Financing Policies

We have employed and expect to continue to employ leverage in our capital structure in amounts determined from time to time by our board of directors. Our bylaws impose a limitation on borrowing that precludes us from borrowing in excess of 200% of the value of our net assets, which we refer to as our net assets limitation. Net assets for purposes of this calculation is defined to be our total assets (other than intangibles), valued at cost prior to deducting depletion, depreciation, reserves for bad debts, and other noncash reserves, less total liabilities, calculated quarterly by us on a basis consistently applied. Any borrowings in excess of this limitation requires an amendment to our bylaws that must be approved by a majority of our stockholders who are entitled to vote on the matter. As of September 30, 2013, our debt-to-net-assets ratio was approximately 45%. Over the long-term, we generally expect to limit our borrowing to approximately 30% to 40% of the cost of our timber assets before adjustments for noncash reserves, depletion, amortization and depreciation. This conservative leverage goal could reduce the amount of current income we can generate for our stockholders, but it also reduces their risk of loss. We believe that preserving investor capital while generating stable current income is in the best interest of our stockholders.

To the extent our board of directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes and the net asset limitation in our charter) or pursue a combination of these methods.

Conflict of Interest Policies

We have adopted certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, we adopted a code of ethics that generally prohibits conflicts of interest between our officers, employees and directors on the one hand, and our company on the other hand. Our code of ethics also generally limits our employees, officers and directors from competing with our company or taking for themselves opportunities that are discovered through use of property or information of or position with our company. For our executive officers and directors, waivers of our code of ethics may be granted by the audit committee of our board of directors, which is comprised entirely of independent directors. In addition, certain provisions of Maryland law are also designed to minimize conflicts. However, we cannot assure you these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Policies with Respect to Other Activities

Subject to applicable law and the requirements for listed companies on the NYSE, our board of directors has the authority, without further stockholder approval, to issue additional authorized shares of common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing stockholders will have no preemptive right to additional shares issued in any offering, and any offering might cause a dilution of investment. We may in the future issue shares of common stock in connection with acquisitions. We also may issue common units in our operating partnership in connection with acquisitions of property.

Our board of directors has caused us to issue preferred stock in the past and may authorize the issuance of additional shares of preferred stock in the future with terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise might be in their best interests. Additionally, shares of preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common stock. We also may issue preferred units of limited partnership interest in our operating partnership that could have distribution, liquidation and other rights and preferences that are senior to those of our common units and therefore structurally senior to those of our common stock.

We currently maintain a share redemption plan adopted by our board of directors that allows stockholders who hold their shares for more than one year to sell their shares back to us, subject to certain limitations and penalties. Our share redemption plan will terminate on October 31, 2013. Following the termination of our redemption plan, our board of directors has no intention of causing us to redeem any common stock, other than fractional shares, although we are not prohibited from doing so and our board of directors may take such action without stockholder approval. During the nine months ended September 30, 2013 and the year ended December 31, 2012, we redeemed approximately $475,000 and $0.7 million, respectively, of our common stock pursuant to the share redemption plan.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we are required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

OPERATING PARTNERSHIP AGREEMENT

General

CatchMark Timber Operating Partnership, L.P., which we refer to as our operating partnership, is a Delaware limited partnership. We own substantially all of our assets and conduct our operations through our operating partnership. We are the sole general partner of our operating partnership, and we will directly or indirectly own 100% of the equity interests in our operating partnership. As the sole general partner, we have the exclusive power to manage and conduct the business of our operating partnership.

We will transfer substantially all of the net proceeds of this offering to our operating partnership as a capital contribution.

This structure facilitates our ability to take advantage of the tax benefits associated with an UPREIT, or an umbrella partnership REIT. An UPREIT is a structure that REITs often use to acquire real property from sellers on a tax-deferred basis because the sellers can generally accept partnership units and defer taxable gain otherwise required to be recognized by them upon the disposition of their properties. Such sellers may also desire to achieve diversity in their investment and other benefits afforded to stockholders in a REIT. For purposes of satisfying the asset and income tests for qualification as a REIT, the REIT’s proportionate share of the assets and income of our operating partnership will be deemed to be assets and income of the REIT.

If we ever decide to acquire properties in exchange for units of limited partnership interest in our operating partnership, we expect to amend and restate the partnership agreement to provide substantially as set forth below.

Capital Contributions

We would expect the partnership agreement to require us to contribute the proceeds of any offering of our shares of stock to our operating partnership as an additional capital contribution. If we contribute additional capital to our operating partnership, we would receive additional partnership units and our percentage interest in our operating partnership would be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our operating partnership at the time of such contributions. We also expect that the partnership agreement would allow us to cause our operating partnership to issue partnership interests for less than their fair market value if we conclude in good faith that such issuance is in the best interest of our operating partnership and us. Our operating partnership would also be able to issue preferred partnership interests in connection with acquisitions of property or otherwise. These preferred partnership interests could have priority over common partnership interests with respect to distributions from our operating partnership, including priority over the partnership interests that we would own as a limited partner. If our operating partnership would require additional funds at any time in excess of capital contributions made by us or from borrowing, we could borrow funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds.

Operations

We would expect the partnership agreement to provide that, so long as we remain qualified as a REIT, the operating partnership would be operated in a manner that would enable us to satisfy the requirements for being taxed as a REIT. We would also have the power to take actions to ensure that the operating partnership would not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Code. Classification as a publicly traded partnership could result in the operating partnership being taxed as a corporation, rather than as a partnership.

Distributions and Allocations of Profits and Losses

We would expect the partnership agreement to provide that the operating partnership would distribute cash flows from operations to its partners in accordance with their respective percentage interests on at least a monthly basis in amounts that we determine. The effect of these distributions would be that a holder of one unit of limited partnership interest in our operating partnership would receive the same amount of annual cash flow distributions as the amount of annual distributions paid to the holder of one of our shares of common stock.

Similarly, the partnership agreement would provide that our operating partnership would allocate profits to its partners in accordance with their respective percentage interests. Losses, if any, would generally be allocated among the partners in accordance with their respective percentage interests in our operating partnership. Losses could not be passed through to our stockholders.

Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and obligations of our operating partnership, including partner loans, any remaining assets of our operating partnership would be distributed to its partners in accordance with their respective positive capital account balances.

Rights, Obligations and Powers of the General Partner

We would expect to be the sole general partner of our operating partnership. As sole general partner, we generally would have complete and exclusive discretion to manage and control our operating partnership’s business and to make all decisions affecting its assets. Under an amended and restated partnership agreement, we would also expect to have the authority to:

•	acquire, purchase, own, operate, lease, manage and dispose of any real property and any other assets;

•	construct buildings and make other improvements on owned or leased properties;

•	authorize, issue, sell, redeem or otherwise purchase any debt or other securities;

•	borrow or loan money;

•	make or revoke any tax election;

•	maintain insurance coverage in amounts and types as we determine is necessary;

•	retain employees or other service providers;

•	form or acquire interests in joint ventures; and

•	merge, consolidate or combine the operating partnership with another entity.

Under an amended and restated partnership agreement, we expect that our operating partnership would continue to pay all of the administrative and operating costs and expenses it incurs in acquiring, operating and managing our investments. Our operating partnership would also pay all of our administrative costs and expenses and such expenses would be treated as expenses of the operating partnership. Such expenses would include:

•	all expenses relating to the continuity of our existence;

•	all expenses relating to the offering and registration of our securities;

•	all expenses associated with the preparation and filing of our periodic reports under federal, state or local laws or regulations;

•	all expenses associated with our compliance with applicable laws, rules and regulations; and

•	all of our other operating or administrative costs incurred in the ordinary course of business.

The only costs and expenses we could incur that the operating partnership would not reimburse would be costs and expenses relating to assets we may own outside of the operating partnership. We would pay the expenses relating to such assets directly.

Exchange Rights

We expect that an amended and restated partnership agreement would also provide for exchange rights. We expect the limited partners of our operating partnership would have the right to cause our operating partnership to redeem their units of limited partnership interest for cash equal to the value of an equivalent number of our shares, or, at our option, we could purchase their units of limited partnership interest for cash or by issuing one share of our common stock for each unit redeemed. Limited partners, however, would not be able to exercise this exchange right if and to the extent that the delivery of our shares upon such exercise would:

•	result in any person owning shares in excess of the ownership limit in our charter (unless exempted prospectively or retroactively by our board of directors);

•	result in our shares being beneficially owned by fewer than 100 persons;

•	result in our shares being “closely held” within the meaning of Section 856(h) of the Code; or

•	cause us to own 10% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Code.

Furthermore, limited partners could exercise their exchange rights only after their units of limited partnership interest had been outstanding for one year. A limited partner could not deliver more than two exchange notices each calendar year and would not be able to exercise an exchange right for less than 1,000 units of limited partnership interest, unless such limited partner held less than 1,000 units. In that case, the limited partner would be required to exercise his exchange right for all of his units.

Change in General Partner

We expect that we generally would not be able to withdraw as the general partner of the operating partnership or transfer our general partnership interest in the operating partnership (unless we transferred our interest to a wholly owned subsidiary). The principal exception to this would be if we merged with another entity and (1) the holders of a majority of partnership units (including those we held) approved the transaction; (2) the limited partners received or had the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately before such transaction; (3) we were the surviving entity and our stockholders did not receive cash, securities or other property in the transaction; or (4) the successor entity contributed substantially all of its assets to our operating partnership in return for an interest in our operating partnership and agreed to assume all obligations of the general partner of the operating partnership. If we voluntarily sought protection under bankruptcy or state insolvency laws, or if we were involuntarily placed under such protection for more than 90 days, we would be deemed to be automatically removed as the general partner. Otherwise, the limited partners would not have the right to remove us as general partner.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of November 22, 2013, after the Recapitalization, regarding the number and percentage of shares beneficially owned by: (1) each director and director nominee; (2) each named executive officer; (3) all directors and executive officers as a group; and (4) any person known to us to be the beneficial owner of more than 5% of our outstanding shares. The percent of the Class A common stock, Class B common stock and total common stock before this offering is based on 3.2 million shares of Class A common stock and 9.5 million shares of Class B common stock outstanding as of November 22, 2013 following the Recapitalization, plus, for each person, the number of shares that person has the right to acquire within 60 days after such date. The percent of the total common stock after this offering also includes as outstanding the 12.1 million shares of Class A common stock to be sold in this offering, assuming that the underwriters exercise their option to purchase up to 1.6 million shares solely to cover over-allotments, if any. As of November 22, 2013, we had 10,576 stockholders of record. The address of each person listed below is 6200 The Corners Parkway, Norcross, Georgia 30092.

	Class A Common Stock			Class B Common Stock			Total Common Stock
Names of Beneficial Owners (1)	Shares	Percent Before Offering		Shares	Percent Before Offering		Shares	Percent Before Offering		Percent After Offering
Common Stock
Jerry Barag (2)(3)	52,200		*	—		*	52,200		*		*
John F. Rasor (2)(4)	36,400		*	—		*	36,400		*		*
Brian M. Davis (4)	36,400		*	—		*	36,400		*		*
Alan D. Gold (5)	—		*	—		*	—		*		*
Donald S. Moss (6)	1,092		*	3,279		*	4,371		*		*
Willis J. Potts, Jr. (6)	1,578		*	4,735		*	6,313		*		*
Douglas D. Rubenstein (5)	—		*	—		*	—		*		*
Leo F. Wells III (7)	19,332		*	57,996		*	77,328		*		*
Douglas P. Williams (8)	115		*	345		*	460		*		*
Henry G. Zigtema	350		*	1,050		*	1,400		*		*
All directors and executive officers as a group	147,467		*	67,405		*	214,872		*		*

Names of Beneficial Owners (1)	Shares	Percent Before Offering	Percent After Offering
Series A Preferred Stock
Wells Real Estate Funds, Inc.	27,585	100%	—
Leo F. Wells, III (7)	27,585	100%	—
Series B Preferred Stock
Wells Real Estate Funds, Inc.	9,807	100%	—
Leo F. Wells, III (7)	9,807	100%	—

*	Less than 1%.
(1)	Except as otherwise indicated below, each beneficial owner has the sole power to vote and dispose of all common stock held by that beneficial owner. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Common stock issuable pursuant to options, to the extent such options are exercisable within 60 days, are treated as beneficially owned and outstanding for the purpose of computing the percentage ownership of the person holding the option, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Effective upon the preferred stock redemption, Messrs. Barag and Rasor are expected to be elected as directors to fill the vacancies created by the resignations of Messrs. Wells and Williams.
(3)	Includes 13,200 time-based restricted shares and 39,000 shares underlying restricted stock units that will vest upon the closing of this offering. Excludes 19,800 performance-based restricted shares that will be granted on or before December 6, 2013.
(4)	Includes 10,400 time-based restricted shares and 26,000 shares underlying restricted stock units that will vest upon the closing of this offering. Excludes 15,600 performance-based restricted shares that will be granted on or before December 6, 2013.
(5)	Messrs. Gold and Rubenstein will each receive 1,000 shares of restricted Class A common stock upon their election to the board, which is expected to occur upon the closing of this offering.
(6)	Includes shares issuable upon the exercise of granted options.
(7)	Mr. Wells has provided notice of his resignation as one of our directors, to be effective immediately prior to effectiveness of the registration statement relating to this offering. As the sole stockholder of Wells REF, which directly or indirectly owns Wells Capital, the sole owner of Wells TIMO, Mr. Wells may be deemed the beneficial owner of the shares held by Wells TIMO. Mr. Wells is also deemed to be the beneficial owner of 27,585 shares of Series A preferred stock and 9,807 shares of Series B preferred stock held by Wells REF.
(8)	Mr. Williams has provided notice of his resignation as one of our directors, to be effective immediately prior to effectiveness of the registration statement relating to this offering.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights and preferences of our capital stock. Unless otherwise indicated, the following summary (1) gives effect to the Recapitalization and (2) assumes that the Preferred Stock Redemption has been completed. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the relevant provisions of Maryland law for a more complete understanding of our capital stock. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Where You Can Find More Information.”

General

Our charter authorizes the issuance of one billion shares of stock, of which 889.5 million shares are designated as Class A common stock with a par value of $0.01 per share, 3.5 million shares are designated as Class B-1 common stock with a par value of $0.01 per share, 3.5 million shares are designated as Class B-2 common stock with a par value of $0.01 per share, 3.5 million shares are designated as Class B-3 common stock with a par value of $0.01 per share and 100 million shares are designated as preferred stock with a par value of $0.01 per share, of which 35,000 shares have been classified as Series A preferred stock and of which 15,000 shares have been classified as Series B preferred stock.

As of November 22, 2013, approximately 12.7 million shares of our common stock were issued and outstanding and held of record by a total of 10,576 stockholders. 27,585 shares of our Series A preferred stock were issued and outstanding and 9,807 shares of our Series B preferred stock were issued and outstanding. Upon completion of this offering and the preferred stock redemption, 13,946,522 shares of Class A common stock, 3,164,483 shares of Class B-1 common stock, 3,164,483 shares of Class B-2 common stock and 3,164,483 shares of Class B-3 common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.

Our board of directors may amend our charter from time to time without stockholder approval to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue. Under Maryland law, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

Except as may otherwise be specified in our charter, the holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of our directors. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding shares of common stock can elect our entire board of directors. Subject to any preferential rights of any outstanding class or series of preferred stock, including the Series A preferred stock and Series B preferred stock discussed below, the holders of common stock are entitled to such distributions as may be authorized from time to time by our board of directors and declared by us out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. Holders of shares of common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue. Holders of common stock will not have appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Preferred Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common and preferred stock into one or more classes or series of stock, and to issue such classified or reclassified stock, without stockholder approval. Our board of directors must determine the relative rights, preferences and privileges of each class or series of stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to the common stock. The issuance of such stock could have the effect of delaying, deferring or preventing a change in control. Our board of directors has no present plans to issue additional preferred stock, but may do so at any time in the future without stockholder approval.

Series A Preferred Stock

Our charter does not require us to obtain the consent of the holders of the Series A preferred stock for any corporate action, and the holders of the Series A preferred stock do not have any voting rights or powers except with respect to (1) the creation, authorization or issuance of any class or series of capital stock senior to the Series A preferred stock, (2) an increase in the number of authorized shares of Series A preferred stock and (3) any amendment, alteration or repeal of our charter that would impair, circumvent or adversely affect the rights, preferences or privileges relating to the Series A preferred stock, including any amendment of the voting provisions of the Series A preferred stock. Dividends accrue daily at a rate of 8.5% per year, subject to adjustments in the event of a stock dividend, stock split, combination or other similar recapitalization with respect to the Series A preferred stock. If authorized by our board of directors and declared by us, accruing dividends on the Series A preferred stock are payable on September 30 of each year. The Series A preferred stock is not convertible into shares of our common stock. If we are liquidated or dissolved, the holders of the Series A preferred stock are entitled to receive the issue price of $1,000 per share plus any accrued and unpaid dividends, whether or not declared, before any payment may be made to the holders of our common stock or any other class or series of our capital stock ranking junior on liquidation to the Series A preferred stock. The Series A preferred stock ranks on parity with our Series B preferred stock with respect to dividends and payments upon a dissolution of our company. The holder of the Series A preferred stock does not have the right to require the redemption of their shares, but we have the option to redeem the outstanding shares of Series A preferred stock at any time for a purchase price equal to $1,000 per share plus any accrued and unpaid dividends. We expect to redeem all of the outstanding shares of Series A preferred stock upon the closing of this offering.

Series B Preferred Stock

Our charter does not require us to obtain the consent of the holders of Series B preferred stock for any corporate action, and the holders of the Series B preferred stock do not have any voting rights or powers except with respect to (1) the creation, authorization or issuance of any class or series of capital stock senior to the Series B preferred stock, (2) an increase in the number of authorized shares of Series B preferred stock and (3) any amendment, alteration or repeal of our charter that would impair, circumvent or adversely affect the rights, preferences or privileges relating to the Series B preferred stock, including any amendment of the voting provisions of the Series B preferred stock. Dividends accrue daily at a rate of 8.5% per year, in each case subject to adjustments in the event of a stock dividend, stock split, combination or other similar recapitalization with respect to the Series B preferred stock. If authorized by our board of directors and declared by us, accruing dividends on the Series B preferred stock are payable on September 30 of each year. The Series B preferred stock is not convertible into shares of our common stock. If we are liquidated or dissolved, the holders of the Series B preferred stock are entitled to receive the issue price of $1,000 per share plus any accrued and unpaid dividends, whether or not declared, before any payment may be made to the holders of our common stock or any other class or series of our capital stock ranking junior on liquidation to the Series A preferred stock. The Series B preferred stock ranks on parity with our Series A preferred stock with respect to dividends and payments upon a dissolution of our company. The holder of the Series B preferred stock does not have the right to require the redemption of their shares, but we have the option to redeem the outstanding shares of Series B preferred stock at any time for a purchase price equal to $1,000 per share plus any accrued and unpaid dividends. We expect to redeem all of the outstanding shares of Series B preferred stock upon the closing of this offering.

Uncertificated Shares

Unless otherwise provided by our board of directors, we will not issue shares in certificated form. We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Meetings, Special Voting Requirements and Access to Records

An annual meeting of the stockholders will be held each year, on the date and at the time and place set by our board of directors. Special meetings of stockholders may be called by our board of directors, the chairman of the board, the president or the chief executive officer, and, subject to certain procedural requirements set forth in our bylaws, must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast on such matter at the special meeting. The presence in person or by proxy of stockholders entitled to cast at least a majority of all the votes entitled to be cast at a meeting on any matter constitutes a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except that a plurality of the votes cast at a meeting at which a quorum is present is sufficient to elect a director and except as set forth in the next paragraph.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for a majority vote in these situations.

Stockholders may, by the affirmative vote of a majority of all the votes entitled to be cast generally in the election of directors, remove a director from our board.

Restrictions on Ownership and Transfer

Ownership Limit

In order for us to qualify as a REIT, during the last half of each taxable year, not more than 50% of the value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain entities. In addition, the outstanding shares must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Code. However, we cannot assure you that this prohibition will be effective.

Our charter contains limitations on ownership that prohibit any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% in value of our outstanding stock, or more than 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding common stock. Our charter also provides that our board of directors may, subject to certain conditions, prospectively or retroactively exempt a person or group of persons from these ownership limitations and establish or increase an excepted holder limit for such person or group of persons. However, the board may not exempt any person whose ownership of our outstanding stock would result in our being “closely held” within the meaning of Section 856(h) of the Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by the board for exemption, a person also must agree that any violation or attempted violation of these restrictions or any representation or undertakings on which the board of directors conditioned such exemption or excepted holder limit will result in the automatic transfer of the shares of stock causing the violation to a trust. The board of directors may require a ruling from the IRS or an opinion of counsel in order to determine or ensure our status as a REIT.

Our charter further prohibits (1) any person from owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (2) any person from transferring shares of our stock if the transfer would result in our stock being beneficially owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire shares of our stock that may violate any of these restrictions, or who is the intended transferee of shares of our stock that are transferred to the trust, as described below, is required to give us immediate written notice or, in the case of a proposed or attempted transaction, at least 15 days prior written notice and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT and files with the State Department of Assessments and Taxation of Maryland a certificate of notice setting forth such determination by the board of directors or if our board of directors determines that compliance is no longer required for REIT qualification.

Any attempted transfer of our stock which, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void and the proposed transferee will acquire no rights in the shares. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limits discussed above or in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the transfer. If the transfer to the trust would not be effective for any reason to prevent the violation of such limitations, then the transfer of that number of shares that otherwise would cause such violation will be null and void and the proposed transferee will acquire no rights in such shares. Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to distributions and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (1) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (2) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the “market price” (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (2) the price received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. Any net sales proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (1) the shares shall be deemed to have been sold on behalf of the trust and (2) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (2) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee. We may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary.

Any certificates representing shares of our stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his name and address, the number of shares of each class and series of our stock which he beneficially owns, and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of his beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits and the other restrictions set forth in our charter. In addition, each stockholder shall upon demand be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Because Wells REF held all of our outstanding shares of Series A and B preferred stock, Wells REF held in excess of 9.8% of the value of our aggregate outstanding capital stock. As the sole stockholder of Wells REF, Mr. Wells may have been deemed the beneficial owner of the Series A and Series B preferred stock held by Wells REF. Our board exempted Mr. Wells and Wells REF from this share ownership restriction in our charter. However, when our board of directors exempted Mr. Wells and Wells REF allowing them to own in excess of 9.8% of the aggregate value of our outstanding capital stock, it conditioned such exemption upon certain representations from each of Mr. Wells and Wells REF that if either Mr. Wells or Wells REF’s ownership of our shares would cause us not to qualify as a REIT, any excess shares would automatically be transferred to a charitable trust in accordance with our charter. Following the preferred stock redemption, Mr. Wells will no longer be considered an excepted holder.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Listing

Our Class A common stock has been approved for listing on the NYSE under the symbol “CTT.”

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is DST Systems, Inc.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Business Combinations

Under Maryland law, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution providing that any business combination between us and any other person is exempted from this statute, provided that such business combination is first approved by our board. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer to acquire us.

Control Share Acquisitions

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of shares of our stock by any person. There can be no assurance that this provision will not be amended or eliminated (without stockholder approval) at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934 and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we (1) vest in our board of directors the exclusive power to fix the number of directorships and (2) require, unless called by our board of directors, the chairman of the board, our president or our chief executive officer, the request of stockholders entitled to cast at least a majority of the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders to call a special meeting to act on such matter. Pursuant to Subtitle 8, we have elected that, except as may be provided by our board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (1) by or at the direction of the board of directors or (2) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

Anti-takeover Effect of Certain Provisions of Maryland Law and of the Charter and Bylaws

The business combination provisions (if the board of directors rescinds its resolution exempting any business combination between us and any other person or otherwise fails to first approve such business combination) and the control share acquisition provisions (if the applicable provision in our bylaws is rescinded) of Maryland law, any provisions of our charter electing to be subject to Subtitle 8, and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for stockholders or otherwise be in their best interest.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter requires us, to the maximum extent that Maryland law in effect from time to time permits, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, member, manager or trustee of such corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter also permits us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission as unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We have entered into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors and pay or reimburse reasonable expenses in advance of final disposition of a proceeding if such director or executive officer is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

SHARES ELIGIBLE FOR FUTURE SALE

Trading of our Class A common stock on the NYSE is expected to commence immediately following the completion of this offering. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our Class A common stock prevailing from time to time. Sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our Class A common stock. See “Risk Factors—Risks Related to this Offering.”

As of November 22, 2013, after the Recapitalization, we had 12,715,482 shares of our common stock issued and outstanding, consisting of 3,222,033 shares of our Class A common stock, 3,164,483 shares of our Class B-1 common stock, 3,164,483 shares of our Class B-2 common stock and 3,164,483 shares of our Class B-3 common stock. Upon completion of this offering, we will have outstanding an aggregate of 13,946,522 shares of our Class A common stock (15,525,469 shares if the underwriters’ overallotment option is exercised in full), excluding:

•	3,164,483 shares of our Class A common stock issuable upon conversion of our Class B-1 common stock six months after the listing;

•	3,164,483 shares of our Class A common stock issuable upon conversion of our Class B-2 common stock 12 months after the listing;

•	3,164,483 shares of our Class A common stock issuable upon conversion of our Class B-3 common stock 18 months after the listing;

•	1,153 shares of each of our Class A, Class B-1, Class B-2 and Class B-3 common stock issuable upon the exercise of outstanding stock options granted to our directors; and

•	970,847 shares of our Class A common stock reserved for future issuance under our Amended and Restated 2005 Long-Term Incentive Plan.

Our board of directors has the authority to accelerate the conversion of the Class B-2 shares and the Class B-3 shares to dates not earlier than nine months and 12 months, respectively, following the listing with the consent of Raymond James.

All of the 10,526,316 shares of Class A common stock to be sold in this offering (12,105,263 shares if the underwriters’ overallotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter, and except for the shares that are held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, assuming that none of the outstanding shares of Class A common stock were acquired from one of our affiliates in a transaction not involving a public offering, 3,221,733 shares of our Class A common stock outstanding as of November 22, 2013 will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter. The remaining 300 shares of our Class A common stock outstanding as of November 22, 2013 are “restricted securities” as that term is defined in Rule 144, and may only be sold in the public market if registered or if the sales qualify for an exemption from registration, including an exemption under Rule 144 under the Securities Act, which is discussed below.

As of November 22, 2013, the shares of our Class A common stock that would be outstanding or issuable upon the conversion of our Class B-1, Class B-2 and Class B-3 common stock will,

assuming that (1) none of the shares were acquired from one of our affiliates in a transaction not involving a public offering, (2) no shares are released from the lock-up agreements described below prior to 180 days after the date of this prospectus and (3) the conversion of the Class B-2 shares or Class B-3 shares is not accelerated, become eligible for sale without registration approximately as follows:

Number of Shares of Class A Common Stock	Date Eligible For Sale
3,075,719 shares	Immediately
146,314 shares	180 days after the date of this prospectus upon the expiration of the lock-up agreements
3,164,483 shares issuable upon conversion of Class B-1 common stock	Six months after the listing
3,164,483 shares issuable upon conversion of Class B-2 common stock	12 months after the listing
3,164,483 shares issuable upon conversion of Class B-3 common stock	18 months after the listing

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months, would be entitled to sell an unlimited number of shares of our Class A common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our Class A common stock without restriction. Our affiliates who have beneficially owned shares of our Class A common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 139,465 shares immediately after the offering (approximately 155,255 shares if the underwriters’ over-allotment option to purchase an additional 1,578,947 shares is exercised in full); or

•	the average weekly trading volume of shares of our Class A common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC on Form 144.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer.

Lock-up Agreement

Notwithstanding the foregoing, shares of our common stock held by our directors and officers and certain of our stockholders are subject to lock-up agreements entered into in connection with this offering, pursuant to which our directors and officers have agreed, subject to certain exceptions, not to sell their shares of our common stock during the period 180 days after the date of this prospectus.

Amended and Restated 2005 Long-Term Incentive Plan

We maintain the 2005 LTIP, the material terms of which are described above under “Management—Amended and Restated 2005 Long-Term Incentive Plan.” Subject to adjustment as provided in the 2005 LTIP, the aggregate number of shares of our common stock reserved and available for issuance as of November 22, 2013, pursuant to awards granted under the 2005 LTIP, was as follows: 1,021,847 shares of Class A common stock; 48,847 shares of Class B-1 common stock; 48,847 Shares of Class B-2 common stock; and 48,847 shares of Class B-3 common stock. Pursuant to their terms, each class of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis. Upon such conversion, the number of shares of such class of Class B common stock previously reserved and available for issuance under the 2005 LTIP will automatically convert and be reallocated to Class A common stock. No awards with respect to Class B common stock may be granted after November 22, 2013.

On October 25, 2013, we filed a registration statement on Form S-8 with respect to the shares of our Class A common stock issuable under the 2005 LTIP. Shares of our Class A common stock covered by such registration statement are eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material federal income tax consequences relating to our qualification and taxation as a REIT and the acquisition, ownership and disposition of our common stock. Because this section is a general summary, it does not address all of the potential tax issues that may be relevant to you in light of your particular circumstances.

This summary of certain federal income tax consequences applies to you only if you acquire and hold our common stock as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). This summary does not consider all of the rules which may affect the U.S. tax treatment of your investment in our common stock in light of your particular circumstances. For example, special rules not discussed here may apply to you if you are:

•	a broker-dealer or a dealer in securities or currencies;

•	an S corporation;

•	a partnership or other pass-through entity;

•	a bank, thrift or other financial institution;

•	a regulated investment company or a REIT;

•	an insurance company;

•	a tax-exempt organization, except to the extent discussed under the headings “—Taxation of Holders of Our Common Stock—Taxation of Tax-Exempt Stockholders;”

•	subject to the alternative minimum tax provisions of the Code;

•	holding our common stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction;

•	holding our common stock through a partnership or other pass-through entity;

•

a non-U.S. corporation or an individual who is not a resident or citizen of the United States, except to the extent discussed under the headings “—Taxation of Holders of Our Common Stock—Taxation of Non-U.S. Stockholders;”

•	a U.S. person whose “functional currency” is not the U.S. dollar; or

•	a U.S. expatriate.

If a partnership, including any entity that is treated as a partnership for federal income tax purposes, holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that will hold our common stock, you should consult your tax advisor regarding the federal income tax consequences of acquiring, holding and disposing of our common stock by the partnership.

This summary does not discuss any alternative minimum tax considerations or any state, local or non-U.S. tax considerations.

We base the information in this section on the current Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. It is possible that the IRS could challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court could agree with the IRS.

Each investor is advised to consult his or her own tax advisor regarding the tax consequences to him or her of the purchase, ownership and sale of the offered stock, including the federal, state, local, non-U.S. and other tax consequences of such purchase, ownership or sale and of potential changes in applicable tax laws.

Federal Income Taxation of Our Company as a REIT

We elected to be taxed as a REIT under the Code commencing with our taxable year ending December 31, 2009. We believe that we have satisfied the organizational and operational requirements to qualify to be taxed as a REIT beginning with our taxable year ending December 31, 2009.

In connection with this offering, Alston & Bird LLP will deliver an opinion to us that, beginning with our taxable year ending December 31 2009, we have been organized and operated in conformity with the requirements for qualification as a REIT under the Code and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. The opinion of Alston & Bird LLP is based on various assumptions relating to our organization and operation and is conditioned upon representations and covenants made by us regarding our organization, assets and the past, present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given by Alston & Bird LLP or by us that we will so qualify for any particular year. Alston & Bird LLP will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed in the opinion or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels and diversity of share ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Alston & Bird LLP. Our ability to continue to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. While we intend to continue to operate in a manner that will allow us to continue to qualify as a REIT, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

Provided we continue to qualify as a REIT, we generally will not be subject to federal income tax on our REIT taxable income that is distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that have historically resulted from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the stockholder level upon a distribution of dividends by the REIT.

Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains.

If we continue to qualify as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•

We will be taxed at regular corporate rates on any taxable income, including undistributed net capital gains, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on our items of tax preference.

•

If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% prohibited transaction tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest corporate tax rate (currently 35%). See “—Foreclosure Property” below.

•

If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on an amount based upon the magnitude of the failure, adjusted to reflect the profitability of such gross income.

•

In the event of a failure to satisfy one or more of the asset tests (other than certain de minimis failures), as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we dispose of the assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identify such failure and we file a schedule with the IRS describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy such asset tests.

•

In the event of a failure to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure is due to reasonable cause and not willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•

If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (1) the amounts actually distributed, plus (2) retained amounts on which income tax is paid at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “—Requirements for Qualification-General.”

•

A 100% tax may be imposed on certain items of income and expense that are directly or constructively paid between a REIT and a taxable REIT subsidiary (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items to conform to an arm’s length pricing standard.

•

If we acquire appreciated assets from a C corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the corporation, we will be subject to tax at the highest corporate income tax rate then applicable if we subsequently recognize the built-in gain on a disposition of any such assets during the 10-year period following the acquisition from the corporation, unless the corporation elects to treat the transfer of the assets to the REIT as a deemed sale. Similarly, if in a taxable transaction we dispose of an asset we owned (other than through a taxable REIT subsidiary) on January 1, 2009, the effective date of our REIT election, which had a fair market value on that date in excess of its adjusted tax basis, we will be subject to tax on the built-in gain at the highest regular corporate rate then applicable if the disposition of that asset occurs during the ten-year period following our REIT election. Income derived from the harvesting and sale of timber pursuant to certain timber cutting contracts (as opposed to gain derived from the sale of timberlands) is not subject to this built-in gains tax. Thus, we will not be subject to the built-in gains tax on the income we derive from the harvesting and sale of timber from timberlands we held at the time of our REIT election or from timberlands we acquire in the future in a carryover basis transaction from a corporation subject to tax under subchapter C if sold pursuant to such timber cutting contracts.

•	The earnings of our lower-tier entities that are taxable corporations, if any, including domestic taxable REIT subsidiaries, are subject to federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and non-U.S. income, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) which would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4) that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified entities);

(7) that uses a calendar year as its taxable year;

(8) that does not have at the end of any year any undistributed earnings and profits that were accumulated in any non-REIT taxable year;

(9) which meets other tests described below regarding the nature of its income and assets, its distributions, and certain other matters; and

(10) that elects to be taxed as a REIT (which election has not been revoked or terminated).

Conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Our charter provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure to comply with these record keeping requirements could subject us to monetary penalties. If we satisfy these requirements and have no reason to know that condition (6) is not satisfied, we will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

We believe that we have satisfied all such requirements. With respect to the requirement that a REIT not have earnings and profits from a non-REIT taxable year, we operated as a taxable corporation in years before we made our REIT election, but we determined that we did not have positive accumulated earnings and profits as of January 1, 2009.

Effect of Subsidiary Entities

Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share of the partnership’s assets, and to earn its proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. In addition, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest are treated as our assets and items of income for purposes of applying the REIT requirements. Our proportionate share is generally determined, for these purposes, based upon our percentage interest in the partnership’s equity capital; however, for purposes of the 10% value-based asset test described below, the percentage interest also takes into account certain debt securities issued by the partnership and held by us. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even if we have no control, or only limited influence, over the partnership. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in “—Tax Aspects of Investments in Partnerships.”

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests. A qualified REIT subsidiary is any corporation, other than a “taxable REIT subsidiary” as described below, that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Other entities that are wholly owned by us, including single member limited liability companies, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to as “pass-through subsidiaries.”

In the event that one of our disregarded subsidiaries ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us, or another of our disregarded subsidiaries—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs. See “—Asset Tests” and “—Income Tests.”

Taxable Subsidiaries. A REIT may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a taxable REIT subsidiary, or TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. A TRS may be subject to corporate income tax on its earnings.

A REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the parent REIT, and the REIT recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries.

We have made a TRS election for our subsidiary, CatchMark Timber TRS, Inc. Generally, a taxable REIT subsidiary may earn income that would not be qualifying income under the REIT income tests if earned directly by the parent REIT. We will determine whether we should conduct through CatchMark Timber TRS, Inc. or other taxable REIT subsidiaries certain activities that will produce nonqualifying income for the gross income tests or may be subject to the prohibited transaction tax, such as the sales of delivered logs and, in certain circumstances, HBU properties. For example, pursuant to the timber agreements with MeadWestvaco, CatchMark Timber TRS, Inc. harvests timber on portions of our timberlands and sells logs to MeadWestvaco. CatchMark Timber TRS pays a portion of the proceeds received from MeadWestvaco plus an additional amount to us, and we report any capital gain resulting from the sale of our standing timber to CatchMark Timber TRS pursuant to the master stumpage agreement as qualifying income for purposes of the REIT gross income tests, as further described below under “—Income Tests—Timber-Cutting Contracts.” We and CatchMark Timber TRS have entered into similar arrangements with other purchasers of delivered logs.

Several provisions regarding the arrangements between a REIT and its taxable REIT subsidiary ensure that the taxable REIT subsidiary will be subject to an appropriate level of federal income tax. For example, the Code limits the ability of a taxable REIT subsidiary to deduct interest payments in excess of a certain amount made to its parent REIT. In addition, the Code imposes a 100% tax on certain transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s lessees that are not conducted on an arm’s-length basis.

Income Tests

We must satisfy two gross income requirements annually. First, at least 75% of our gross income for each taxable year must be derived from investments relating to real property or mortgages on real property, including “rents from real property”; dividends received from other REITs; interest income derived from mortgage loans secured by real property; certain income from qualified temporary investments; and gains from the sale of real estate assets. For purposes of the 75% gross income test, income attributable to a stock or debt instrument purchased with the proceeds received by a REIT in exchange for stock in the REIT (other than amounts received pursuant to a distribution reinvestment plan) constitutes qualified temporary investment income that is qualifying income for purposes of the 75% gross income test if such income is received or accrued during the one-year period beginning on the date the REIT receives such new capital. Second, at least 95% of our gross income in each taxable year must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Gross income from “prohibited transactions,” which are sales of property that we hold primarily for sale to customers in the ordinary course of business, is excluded from both the numerator and the denominator in both income tests. In addition, income and gain from “hedging transactions,” as defined in “—Hedging Transactions,” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry select real estate equity investments or to hedge certain foreign currency risks and that are clearly and timely identified as such for federal income tax purposes will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests.

Timber Cutting Contracts. We expect to derive most of our REIT taxable income from investments in our timberlands, including the sale of standing timber through pay as cut contracts. We generally will retain an “economic interest” under our timber-cutting contracts. The income from any such timber-cutting contracts with unrelated persons will be treated as rents from real property for purposes of the gross income tests if we retain an economic interest in the timber and have held the timber for one year or less, but any such timber-cutting contracts with related persons (including CatchMark Timber TRS) would not be qualifying income. Any gain from our timber-cutting contracts with respect to timber we held for more than one year will qualify as gain from the sale of real property for purposes of the gross income tests and for capital gain treatment under Section 631(b) of the Code.

Rents from Real Property. We do not expect to receive a substantial amount of rental income, other than the income from our timber-cutting contracts with respect to timber we have not held for more than one year that will be treated as rents from real property. However, we do anticipate receiving small amounts of rental income, which we generally treat as qualifying rents from real property for purposes of the REIT gross income tests, from hunting leases, bee-keeping leases, leases for the use of real property to extract minerals and to erect and maintain billboards on property adjacent to certain public thoroughfares and the rental of rights-of-way through certain properties.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. The amount of rent must not be based in whole or in part on the income or profits of any person; however, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. Moreover, for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the residents of such property, other than through an “independent contractor” from which the REIT derives no revenue. We and our affiliates are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we and our affiliates may directly or indirectly provide non-customary services to tenants of properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For this purpose, the amount received by the REIT for such service is deemed to be at least 150% of the REIT’s direct cost of providing the service. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity.

Interest. Interest income constitutes qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we had a binding commitment to acquire or originate the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and interest will qualify for purposes of the 75% gross income test only to the extent that it is allocable to the real property. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the property is not inventory or dealer property in the hands of the borrower or the REIT.

To the extent that a REIT derives interest income from a mortgage loan or income from the rental of real property where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to residents or sub-residents, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had it been earned directly by a REIT.

Dividends. We may receive distributions from TRSs or other corporations that are not REITs. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test but not the 75% gross income test. Any dividends we received from a REIT will be qualifying income for purposes of both the 75% and 95% gross income tests.

Other Income. We may receive various fees in connection with our operations. The fees will be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by the borrower’s income and profits. Other fees are not qualifying income for purposes of either gross income test.

Any income or gain we derive from instruments that hedge certain risks, such as the risk of changes in interest rates with respect to debt incurred to acquire or carry real estate assets or certain foreign currency risks, will not be treated as income for purposes of calculating the 75% or 95% gross income test, provided that specified requirements are met. Such requirements include the instrument is properly identified as a hedge, along with the risk that it hedges, within prescribed time periods. Any other hedging income will not be qualifying income for purposes of wither gross income test.

Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if our failure to meet these tests was due to reasonable cause and not due to willful neglect, we attach to our tax return a schedule of the sources of our income, and any incorrect information on the schedule was not due to fraud with intent to evade tax, which we refer to as the reasonable cause exception. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the amount by which we fail to satisfy the particular gross income test, adjusted to reflect the profitability of such gross income.

From time to time we have opportunities to generate types of income that would not satisfy one or both of the gross income requirements or to which the application of the gross income requirements may not be clear. We consider our ability to qualify as a REIT in determining whether and how to pursue such opportunities.

In some cases, we may choose not to pursue the opportunity. In some cases, we may choose to generate the income in CatchMark Timber TRS, in which case it will not be taken into account for purposes of the gross income requirements, although dividends from CatchMark Timber TRS would be qualifying income for purpose of the 95% gross income requirement but not the 75% gross income requirement. In some cases, we choose to generate the income in our operating partnership, e.g., income from mineral leases, because we believe that the amount of nonqualifying or potentially nonqualifying income will be small enough that it will not prevent us from satisfying the gross income requirements. In one case in which the treatment of certain income—income from the sale of “carbon dioxide offset credits” to Carbon TreeBank, LLC—was uncertain, we requested and received from the IRS a private letter ruling concluding that such income was qualifying income for purposes of the 75% and 95% gross income tests. In 2012 we entered into an option agreement, which expires in 2014, with a prospective buyer relating to the sale of a timberlands parcel and received a substantial option premium in connection therewith. If that option were to lapse unexercised, we would be required to include the premium in gross income. While an IRS regulation purports to treat income received in respect of a lapsed option on real estate as nonqualifying gross income, the regulation was issued prior to an amendment to the Code which treats income from the lapse of an option as gain from the sale of a capital asset if the underlying property to which the option relates is a capital asset in the hands of the taxpayer. At the time we entered into the option agreement, we obtained a legal opinion from one of our tax advisors concluding that if the option lapsed unexercised, the premium income more likely than not would be treated as gain from the sale of real property that is qualifying income, for purposes of the 75% and 95% gross income tests. If a court were to disagree with such opinion and the resulting nonqualifying gross income caused us to fail to satisfy either or both gross income tests, we would not be disqualified if the reasonable cause exception were determined to apply, but instead we would be subject to a tax equal to the amount by which such nonqualifying gross income causes us to fail the gross income tests, multiplied by a fraction intended to reflect our profitability. We believe the reasonable cause exception should apply in that event because we reasonably relied on such opinion in entering into the option agreement, although there can be no assurance that the IRS or the courts would agree.

It is possible that we may overestimate the amount of nonqualifying income we may generate without failing the gross income requirements in a given year or that the IRS may take different views on the qualification of certain types of income than the views taken by us and our tax advisors. Accordingly, there is a risk that we may not satisfy the gross income requirements in any given year, in which case we would not qualify to be taxed as a REIT, unless our failure is due to reasonable cause and not due to willful neglect. It is not possible to state whether we would be entitled to the benefit of reasonable cause relief in all circumstances, and even if we did qualify for reasonable cause relief, we would owe additional taxes.

Asset Tests

At the close of each calendar quarter, we must satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items and U.S. government securities. For this purpose, real estate assets include interests in real property, such as land, standing timber, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, certain kinds of mortgage-backed securities and mortgage loans and, under some circumstances, stock or debt instruments purchased with new capital. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below. Second, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs, and the 10% value test does not apply to “straight debt” and certain other securities, as described below. Fourth, the aggregate value of all securities of TRSs held by a REIT may not exceed 25% of the value of the REIT’s total assets.

Notwithstanding the general rule that a REIT is treated as owning its share of the underlying assets of a subsidiary partnership for purposes of the REIT income and asset tests, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests, unless it is a qualifying mortgage asset or otherwise satisfies the rules for “straight debt” or one of the other exceptions to the 10% value test.

Certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt.” A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the issuer of that security which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the following securities will not violate the 10% value test: (a) any loan made to an individual or an estate, (b) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT), (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (e) any security issued by another REIT, and (f) any debt instrument issued by a partnership if the partnership’s income is such that the partnership would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership.

Our board of directors will determine the value of our assets for the purpose of determining compliance with the REIT asset tests. The board’s determination is binding upon the IRS so long as our board of directors acts in good faith. We monitor compliance with all of the asset tests on an ongoing basis. Independent appraisals will not be obtained, however, to support our conclusions as to the value of our assets or the value of any particular security or securities. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that we do not comply with one or more of the asset tests.

A REIT which fails one or more of the asset requirements may nevertheless maintain its REIT qualification (other than a de minimis failure described below), if (a) it provides the IRS with a description of each asset causing the failure, (b) the failure is due to reasonable cause and not willful neglect, (c) the REIT pays a tax equal to the greater of (i) $50,000 per failure, and (ii) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (d) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame. A second relief provision applies to de minimis violations of the 10% and 5% asset tests. A REIT may maintain its qualification despite a violation of such requirements if (a) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets or $10,000,000, and (b) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure or the relevant tests are otherwise satisfied within that time frame.

Annual Distribution Requirements

In order to maintain our REIT status, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(a) the sum of:

(1) 90% of our “REIT taxable income” (computed without regard to deduction for dividends paid and net capital gains), and

(2) 90% of our net income, if any, (after tax) from foreclosure property (as described below), minus

(b) the sum of specified items of non-cash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid on or before the first regular dividend payment after such declaration. Distributions that we declare in October, November or December of any year payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of the year, provided that we actually pay the distribution during January of the following calendar year.

In order for distributions to be counted for this purpose, and to be deductible by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at regular corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares.

We have net operating losses carried forward from prior tax years that may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our stockholders, of any distributions that we actually make, which are generally taxable to stockholders to the extent that we have current or accumulated earnings and profits.

If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed and (y) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

In certain circumstances, we may be able to cure a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In such case, we may be able to avoid losing our REIT status or being taxed on amounts distributed as deficiency dividends. However, we would be required to pay interest and possibly a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate income tax rates. Distributions to stockholders in any year in which we are not a REIT would not be deductible by us, and we would not be required to make them. In this situation, to the extent of current and accumulated earnings and profits, all distributions to stockholders taxed as individuals will generally be treated as qualified dividends that are taxed at corporate capital gains rates and, subject to limitations of the Code, corporate stockholders may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

Prohibited Transactions

Net income derived from a prohibited transaction is subject to a 100% penalty tax. A “prohibited transaction” is a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business by a REIT or by a lower-tier partnership in which the REIT holds an equity interest. Income from timber sold pursuant to timber-cutting contracts that will be treated as rents from real property or capital gain under Section 631(b) of the Code will not be treated as gain from the sale of property held for sale in the ordinary course of business.

Sales of timberlands that satisfy certain safe harbor requirements specified in the Code do not constitute prohibited transactions. We generally intend to conduct our activities so that our sales of timberlands, other than those undertaken by our TRSs, qualify for this safe harbor or otherwise do not qualify as property held primarily for sale to customers applying all relevant facts and circumstances. The principal requirements that have to be satisfied are: (i) the property sold was held by us for not less than two years in connection with our timber business; (ii) if there are more than seven sales of property during the year, the timberlands sold during a tax year cannot have either an aggregate tax basis that exceeds 10% of the aggregate tax bases of all of our assets, or an aggregate fair market value that exceeds 10% of the aggregate fair market value of all of our assets, as of the beginning of the relevant tax year; (iii) expenditures with respect to the timberlands for the two years prior to the sale may not exceed certain specified limits; (iv) substantially all of the marketing expenditures with respect to the property must be made through an independent contractor; and (v) the sales price must not have a profit contingency related to the sold property.

Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that we can comply with the safe harbor provisions of the Code that would prevent imposition of the prohibited transaction tax.

We attempt to conduct any activities that could give rise to a prohibited transaction through CatchMark Timber TRS (or other TRSs). For example, sales of delivered logs by us generally would be treated as property held primarily for sale to customers in the ordinary course of a trade or business and would be subject to the 100% penalty tax. Accordingly, such sales are made by CatchMark Timber TRS, which purchases standing timber from us under pay as cut contracts that generate qualifying REIT gross income for purposes of the gross income tests that is not subject to the 100% penalty tax, and then harvests and delivers the logs. Any net taxable income generated by the operations of CatchMark Timber TRS is subject to federal and applicable state and local income tax.

Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as the result of the REIT having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or on a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate income tax rate (currently 35%) on any net income from foreclosure property that would otherwise be qualifying income for purposes of the 75% gross income test and any gain from the disposition of foreclosure property that is held for sale in the ordinary course of business. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. We do not anticipate that we will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if we do receive any such income, we intend to make an election to treat the related property as foreclosure property.

Hedging Transactions

We enter into hedging transactions from time to time with respect to our liabilities. Our hedging activities may include entering into interest rate swaps, caps, floors, collars, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred or to be incurred to acquire or carry “real estate assets,” including mortgage loans, or to hedge certain foreign currency risks, any periodic income or gain from the disposition of that contract is disregarded for purposes of the 75% and 95% gross income tests if we identify clearly any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and satisfy other identification requirements. To the extent that we hedge for other purposes or fail to timely identify hedging transactions, the income from those transactions will likely be treated as nonqualifying income for purposes of both gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Tax Aspects of Investments in Partnerships

We may hold investments through entities that are classified as partnerships for federal income tax purposes. In general, partnerships are “pass-through” entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items from subsidiary partnerships for purposes of the various REIT gross income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by subsidiary partnerships. See “—Effect of Subsidiary Entities—Ownership of Partnership Interests.” Consequently, to the extent that we hold an equity interest in a partnership, the partnership’s assets and operations may affect our ability to continue to qualify as a REIT, even if we may have no control, or only limited influence, over the partnership.

Entity Classification

Investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any partnerships as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If any of these entities were treated as an association for federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and could preclude us from satisfying the REIT asset tests or the gross income tests as discussed in “—Asset Tests” and “—Income Tests,” and in turn could jeopardize our REIT status. See “—Failure to Qualify,” above, for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, any change in the status of any of partnerships for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Taxation of Holders of Our Common Stock

The following is a summary of certain additional federal income tax considerations with respect to the ownership of our common stock.

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a holder of our common stock that for federal income tax purposes is:

•	a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if: (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that will hold our common stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our common stock by the partnership.

Taxation of U.S. Stockholders on Distributions on Our Common Stock. As long as we qualify as a REIT, a taxable U.S. stockholder generally must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. To the extent our taxable income includes long-term capital gains from the sale of timber under Section 631(b), dividends paid in respect of such gains will be treated as capital gain dividends.

Dividends paid to corporate U.S. stockholders will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify as “qualified dividend income,” the maximum federal income tax rate on which is currently 20% in the case of non-corporate U.S. stockholders. As a result, our ordinary dividends generally will be taxed at the higher tax rate applicable to ordinary income, which currently is a maximum rate of 39.6% in the case of non-corporate U.S. stockholders. However, the lower tax rates for qualified dividend income will apply to our ordinary dividends to the extent attributable to: (i) dividends received by us from non-REIT corporations, such as TRSs; and (ii) income upon which we have paid corporate income tax. In general, to qualify for the reduced tax rate on qualified dividend income, a non-corporate U.S. stockholder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock become ex-dividend.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held its common stock. We generally will designate our capital gain dividends as either capital gains distributions, which will be subject to a maximum federal income tax rate of 20% for individuals, or unrecaptured Section 1250 gains, which will be subject to a maximum federal income tax rate of 25% for individuals. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of its undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. stockholder to the extent that it does not exceed the adjusted tax basis of the U.S. stockholder’s common stock. Instead, such distribution will reduce the adjusted tax basis of such stock. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted tax basis in its common stock, such stockholder will recognize long-term capital gain or short-term capital gain if the common stock has been held for one year or less.

If we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

We may make distributions to holders of our common stock that are paid in a mix of cash and shares of our common stock. These distributions are intended to be treated as dividends for Federal income tax purposes and a U.S. stockholder would, therefore, generally have taxable income with respect to such distributions of common stock and may have a tax liability on account of such distribution in excess of the cash (if any) that is received.

Taxation of U.S. Stockholders on the Disposition of Our Common Stock. In general, a U.S. stockholder must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. stockholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the common stock may be disallowed if the U.S. stockholder purchases other substantially identical common stock within 30 days before or after the disposition.

A non-corporate U.S. stockholder may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate U.S. stockholder may carry forward unused capital losses indefinitely. A corporate stockholder must pay tax on its net capital gain at ordinary corporate rates. A corporate U.S. stockholder may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

If a U.S. stockholder recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including advisors to the participants) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Loss and Investment Interest Limitations. Distributions from us and gain from the disposition of our common stock will not be treated as passive activity income, and, therefore, U.S. stockholders will not be able to apply any “passive losses” against such income. Dividends from us (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of our common stock or capital gain dividends generally will be excluded from investment income unless the U.S. stockholder elects to have the gain taxed at ordinary income rates. U.S. stockholders are not allowed to include on their own Federal income tax returns any tax losses that we incur.

Unearned Income Medicare Tax. Under the Health Care and Education Reconciliation Act of 2010, high-income U.S. individuals, estates, and trusts are subject to an additional 3.8% tax on net investment income. For these purposes, net investment income includes dividends and gains from sales of stock. In the case of an individual, the tax is 3.8% of the lesser of the individuals’ net investment income or the excess of the individuals’ modified adjusted gross income over $250,000 in the case of a married individual filing a joint return or a surviving spouse, $125,000 in the case of a married individual filing a separate return, or $200,000 in the case of a single individual.

Information Reporting Requirements and Backup Withholding. We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions unless such holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability.

Brokers are subject to information reporting requirements relating to certain transactions involving shares of our capital stock acquired on or after January 1, 2011 by a stockholder other than an exempt recipient (“covered stock”). Specifically, upon the transfer or redemption of shares of covered stock, the broker must report certain information to the stockholder and the IRS, including the adjusted tax basis of the shares and whether any gain or loss recognized on the transfer or redemption is long-term or short-term. Shares of covered stock will be transferred or redeemed on a “first in/first out” basis unless the stockholder identifies specific lots to be transferred or redeemed in a timely manner.

If we take an organizational action such as a stock split, merger, or acquisition that affects the tax basis of shares of covered stock, or even make distributions that exceed our current or accumulated earnings and profits, we will report to each stockholder and the IRS (or post on our primarily public Web site) a description of the action and the quantitative effect of that action on the tax basis of the applicable shares. Although corporations generally qualify as exempt recipients, an S corporation will not qualify as an exempt recipient with respect to shares of our capital stock that the S corporation acquires on or after January 1, 2012. Thus, the transfer or redemption of shares of our capital stock acquired by an S corporation on or after January 1, 2012 will be subject to the reporting requirements discussed above.

Brokers may be subject to transfer statement reporting on certain transactions not otherwise subject to the reporting requirements discussed above (excluding transactions involving shares acquired before January 1, 2011). Transfer statements, however, are issued only between “brokers” and are not issued to stockholders or the IRS.

Stockholders are encouraged to consult their tax advisors regarding the application of the information reporting rules discussed above to their investment in our capital stock.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. Dividend distributions from a REIT to an exempt employee pension trust generally do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust and do not incur indebtedness to purchase or carry such shares. However, if a tax-exempt stockholder were to finance its investment in our common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

•	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

•

we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust (see “Federal Income Taxation of Our Company as a REIT—Requirements for Qualification-General”); and

•

either: (1) one pension trust owns more than 25% of the value of our stock; or (2) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

The term “non-U.S. stockholder” means a holder of our common stock that is not a U.S. stockholder or a partnership or an entity treated as a partnership for federal income tax purposes. The rules governing federal income taxation of non-U.S. stockholders are complex. This section is only a summary of such rules. Non-U.S. stockholders are urged to consult their tax advisors to determine the impact of federal, state, local and foreign income tax laws on the ownership of our common stock, including any reporting requirements.

Ordinary Dividends. A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest” (a “USRPI”), and that we do not designate as a capital gain dividend will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. If a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, similar to the manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder furnishes to us an IRS Form W-8BEN evidencing eligibility for that reduced rate; or

•	the non-U.S. stockholder furnishes to us an IRS Form W-8ECI claiming that the distribution is effectively connected income.

Capital Gain Dividends. For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). A USRPI includes certain interests in U.S. real property, including timberlands and standing timber. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non- U.S. stockholder. A non-U.S. stockholder thus would be required to file U.S. federal income tax returns and would be taxed on such a distribution at the tax rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. There is a special 35% withholding rate for distributions to non-US stockholders attributable to the REIT’s gains from dispositions of USRPIs. While the application of FIRPTA to Section 631(b) gains is not clear, we intend to treat gain from the sale of standing timber, including Section 631(b) gain recognized by us on our sales of timber to CatchMark Timber TRS and to third parties under pay as cut contracts, as gain from the sale or exchange of a USRPI. A non-U.S. stockholder may receive a credit against its U.S. federal income tax liability for the amount we withhold.

Capital gain dividends that are attributable to our sale of USRPIs would be treated as ordinary dividends rather than as gain from the sale of a USRPI, if: (1) our common stock is “regularly traded” on an established securities market in the United States; and (2) the non-U.S. stockholder did not own more than 5% of our common stock at any time during the one-year period prior to the distribution. Such distributions would be subject to withholding tax in the same manner as they are subject to withholding tax on ordinary dividends. After the completion of the offering and the listing, we expect our common stock to be “regularly traded.”

Capital gain dividends that are not attributable to our sale of USRPIs, e.g., distributions of gains from sales of debt instruments that are not USRPIs, generally will not be taxable to non-US stockholders or subject to withholding tax.

Non-Dividend Distributions. A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such shares. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of our common stock, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on an ordinary dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits if our stock is a USRPI. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

Stock Distributions. We may make distributions to holders of our common stock that are paid in a mix of cash and shares of our common stock. These distributions are intended to be treated as dividends for federal income tax purposes and a non-U.S. stockholder would, therefore, generally be taxed on such distributions under the rules described above.

Taxation of Non-U.S. Stockholders on the Disposition of Our Common Stock. A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock as long as we are a domestically controlled qualified investment entity. We believe that we have been and will be a domestically controlled qualified investment entity, but we cannot assure you that we have been or that we will be a domestically controlled qualified investment entity. Even if we not a domestically controlled qualified investment entity, a

non-U.S. stockholder that owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period would not incur tax under FIRPTA if our common stock is “regularly traded” on an established securities market.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed in the same manner as U.S. stockholders with respect to such gain, subject to applicable alternative minimum tax or, a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains.

Recent Changes in U.S. Federal Income Tax Withholding

After June 30, 2014, withholding at a rate of 30% will be required on dividends in respect of, and after December 31, 2016, withholding at a rate of 30% will be required on gross proceeds from the sale of, shares of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury (unless alternative procedures apply pursuant to an applicable intergovernmental agreement between the United States and the relevant foreign government) to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons. Accordingly, the entity through which our shares are held will affect the determination of whether such withholding is required. Similarly, after June 30, 2014, dividends in respect of, and after December 31, 2016, gross proceeds from the sale of, our shares held by an investor that is a non-financial foreign entity will be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the Secretary of the Treasury. Non-U.S. stockholders are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in our common stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review. No assurance can be given as to whether, when or in what form the U.S. federal income tax laws applicable to us and our stockholders may be changed, possibly with retroactive effect. Changes to the federal tax laws and interpretations of federal tax laws could adversely affect an investment in shares of our common stock.

State, Local and Foreign Taxes

We may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which we and our subsidiaries transact business, own property or reside. The state, local or non-U.S. tax treatment of us may not conform to the federal income tax treatment discussed above. Any non-U.S. taxes incurred by us would not pass through to stockholders against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our common stock.

ERISA CONSIDERATIONS

Overview

The following is a summary of some considerations associated with an investment in our shares of common stock by an employee benefit plan which is subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, or ERISA, or a plan or arrangement which is subject to the prohibited transaction provisions of the Code or an entity, the assets of which are treated as “plan assets” under the U.S. Department of Labor’s Plan Asset Regulations as currently set forth at 29 C.F.R. Section 2510.3-101, except as expressly modified by Section 3(42) of ERISA (each a “Benefit Plan”). We cannot assure you that there will be no adverse tax or labor decisions or legislative, regulatory or administrative changes with respect to ERISA or the Code or the Plan Asset Regulations that could significantly modify the discussion of ERISA Considerations which follow.

General

Each fiduciary of a Benefit Plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or Section 4975 of the Code (such as an IRA) seeking to invest plan assets in shares of our common stock should consider (after taking into account the facts and circumstances unique to such Benefit Plan) among other matters:

•	whether the investment is consistent with the applicable provisions of ERISA and the Code;

•	whether, under the facts and circumstances relevant to the Benefit Plan in question, the fiduciary’s responsibility to the plan has been satisfied; and

•

whether the investment will produce “unrelated business taxable income”, or UBTI, to the Benefit Plan (see “Material U.S. Federal Income Tax Considerations—Taxation of Holders of Our Common Stock—Taxation of Tax-Exempt Stockholders”).

Under ERISA, a fiduciary for a Benefit Plan has responsibilities which include the following:

•	to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

•	to invest plan assets prudently;

•	to diversify the investments of the plan, unless it is clearly prudent not to do so;

•	to ensure sufficient liquidity for the plan;

•	to ensure that plan investments are made in accordance with plan documents; and

•	to consider whether making or holding an investment could constitute or give rise to a prohibited transaction under ERISA or the Code.

ERISA also requires that, with certain exceptions, the assets of a Benefit Plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan.

Prohibited Transactions

Section 406 of ERISA and Section 4975 of the Code prohibit specific transactions involving the assets of a Benefit Plan if the transactions are between the plan and any “party in interest” (as defined in ERISA) or “disqualified person” (as defined in the Code) with respect to that Benefit Plan unless there is an administrative or statutory exemption for the transaction. These transactions are prohibited regardless of how beneficial they may be for the Benefit Plan. Prohibited transactions include the sale, exchange or leasing of property, and the lending of money or the extension of credit, between a Benefit Plan and a party in interest or disqualified person with respect to such plan. The transfer to (or use by or for the benefit of) a party in interest or disqualified person of any assets of a Benefit Plan is also prohibited, as is the furnishing of services between a plan and a party in interest. A fiduciary of a Benefit Plan is also prohibited from engaging in self-dealing, acting for a person who has an interest adverse to the plan in connection with a transaction involving the plan or receiving any consideration for its own account from a party dealing with the plan in a transaction involving plan assets. Furthermore, there are adverse tax consequences for an IRA if the assets of the IRA are commingled with other assets except in a common trust fund or common investment fund.

Plan Asset Considerations

One key question related to the prohibited transaction issue and the IRA asset commingling issue is whether our underlying assets will be treated as the assets of each Benefit Plan which purchases and holds our common stock. The general rule is that the underlying assets of the entity in which a Benefit Plan makes an equity investment will be treated as the assets of the Benefit Plan absent a statutory or administrative exemption, and there are administrative exemptions under the Plan Asset Regulations.

The most appropriate exemption for us under the Plan Assets Regulations is the exemption for a “publicly offered security.” A publicly offered security must be:

•

sold as part of a public offering pursuant to an effective registration statement under the Securities Act and are part of a class of securities that is registered under the Exchange Act within a specified period, or be part of a class of securities registered under section 12(b) or 12(g) of the Exchange Act;

•	part of a class of securities that is owned by 100 or more persons who are independent of the issuer and one another; and

•	“freely transferable.”

Our shares of common stock are being sold as part of an underwritten offering of securities to the public pursuant to an effective registration statement under the Securities Act and are part of a class of securities that has been registered under the Exchange Act within the specified period, we have well in excess of 100 independent stockholders and we believe that our shares of common stock will be treated as “freely transferable” under the Plan Asset Regulations. Accordingly, we do not believe that our underlying assets will be treated under the Plan Asset Regulations as the assets of any Benefit Plan which purchases and holds our common stock.

On the other hand, if we fail to qualify for any exemption under the Plan Asset Regulations, we could be treated as a fiduciary with respect to each Benefit Plan stockholder, and the fiduciary of each Benefit Plan stockholder could be exposed to co-fiduciary liability under ERISA for any breach by us of our fiduciary duties under ERISA. Furthermore, there is a risk that transactions entered into by us in the ordinary course of business could be treated as prohibited transactions under ERISA and the Code. We therefore might need to avoid transactions with persons who are affiliated with or related to us or our affiliates or restructure our activities in order to come within an exemption from the prohibited transaction provisions of ERISA and the Code. Finally, if our assets were deemed to be “plan assets,” an investment by an IRA in our shares might be deemed to result in an impermissible commingling of IRA assets with other property.

If a prohibited transaction were to occur, the Code imposes an excise tax equal to 15% of the amount involved and authorizes the IRS to impose an additional 100% excise tax if the prohibited transaction is not “corrected” in a timely manner. These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, other fiduciaries of Benefit Plan stockholders subject to ERISA who permitted the prohibited transaction to occur or who otherwise breached their fiduciary responsibilities (or a non-fiduciary participating in a prohibited transaction) could be required to restore to the Benefit Plan any profits they realized as a result of the transaction or breach and make good to the Benefit Plan any losses incurred by the Benefit Plan as a result of the transaction or breach. With respect to an IRA that invests in shares of common stock, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status.

Other Prohibited Transactions

Even if the shares of our common stock qualify for the “publicly offered security” exemption under the Plan Assets Regulations, a prohibited transaction could occur if we, any of our underwriters or any of their affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) with respect to a Benefit Plan and the plan purchases shares of our common stock unless a statutory or administrative exemption is available. The most likely applicable administration exemption is Prohibited Transaction Class Exemption 75-1, as amended, and the terms and conditions of this exemption should be reviewed by a plan’s counsel if there is any question over whether we, any of our underwriters or any of their affiliates is a fiduciary with respect to the plan. A person is a fiduciary with respect to a Benefit Plan under Section 3(21) of ERISA if, among other things, the person has discretionary authority or control with respect to the Benefit Plan or its “plan assets,” or provides investment advice for a fee with respect to its “plan assets.”

The sale of our common stock to a Benefit Plan is in no respect a representation by us or any other person associated with the offering of our common stock that such an investment meets all relevant legal requirements with respect to investments by Benefit Plans generally or any particular Benefit Plan, or that such an investment is appropriate for Benefit Plans generally or any particular Benefit Plan.

By its purchase, each investor will be deemed to have represented that either: (A) no portion of the assets used by the purchaser to acquire and hold shares constitute assets of any Benefit Plan, or (B) if the purchaser is a Benefit Plan, (1) the purchase and holding of shares will not constitute a nonexempt prohibited transaction under § 406 of ERISA or § 4975 of the Code, and (2) the purchaser has made its own discretionary decision to acquire and hold shares.

UNDERWRITING

Raymond James & Associates, Inc., Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated are acting as the representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, our operating partnership and the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
Raymond James & Associates, Inc.
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated
Mitsubishi UFJ Securities (USA), Inc.
Janney Montgomery Scott LLC

Total	10,526,316

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of our Class A common stock sold under the underwriting agreement if any of these shares of our Class A common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and our operating partnership have agreed to indemnify the several underwriters against certain liabilities including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of our Class A common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of our Class A common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of our Class A common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After this public offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase up to an additional 1,578,947 shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Structuring and advisory fee (1)	$	$	$
Proceeds, before expenses, to us (2)	$	$	$

(1)	Represents a structuring and advisory fee payable to Raymond James of 0.75% of the total public offering price, or $ (or $ if the underwriters exercise their overallotment option in full), in connection with this offering.
(2)	Excludes reasonable out-of-pocket expenses payable to the underwriters.

The estimated expenses of this offering payable by us, exclusive of underwriting discounts and commissions, are approximately $3.0 million.

We will reimburse the underwriters for certain reasonable out-of-pocket expenses.

Overallotment Option to Purchase Additional Shares

We have granted an option to the underwriters to purchase up to 1,578,947 additional shares of our Class A common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of our Class A common stock proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and each of our executive officers and directors and certain of our stockholders have agreed with the underwriters not to offer, sell or otherwise dispose of any Class A common stock or any securities convertible into or exercisable or exchangeable for or any rights to acquire Class A common stock for a period of 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Class A common stock;

•	sell any option or contract to purchase any Class A common stock;

•	purchase any option or contract to sell any Class A common stock;

•	grant any option, right or warrant for the sale of any Class A common stock;

•	lend or otherwise transfer or dispose of any Class A common stock;

•	file or cause to be filed any registration statement related to the Class A common stock; or

•

enter into any swap or other agreement that transfers to another, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap, agreement or transaction is to be settled by delivery of shares of our Class A common stock or other securities, in cash or otherwise.

This lock-up provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

In the event that either (1) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, then in each case the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or announcement of the material news or the occurrence of the material event.

New York Stock Exchange Listing

Our Class A common stock has been approved for listing on the NYSE under the symbol “CTT,” subject to official notice of issuance. In order to meet the requirements for listing on that exchange, the underwriters will undertake to sell a minimum number of shares of our Class A common stock to a minimum number of beneficial owners as required by that exchange.

Determination of Offering Price

Before this offering, our stock has not been listed on a national securities exchange and there has been no significant public trading market for our common stock. The public offering price will be determined through negotiations between us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

•	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our Class A common stock may not develop. It is also possible that after this offering our Class A common stock will not trade in the public market at or above the public offering price.

The underwriters do not expect to sell more than 5.0% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of our shares of Class A common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the underwriters may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of our Class A common stock than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares of our Class A common stock in the open market. In determining the source of shares of our Class A common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of our Class A common stock available for purchase in the open market as compared to the price at which they may purchase shares of our Class A common stock through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares of our Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our Class A common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. The underwriters may allocate a limited number of shares of our Class A common stock for sale to their online brokerage customers. An electronic prospectus may be available on the websites maintained by the underwriters. Other than the prospectus in electronic format, the information on the underwriters’ websites is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their respective affiliates have in the past and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates and may in the future receive customary fees and commissions for these transactions. As described above, we will also reimburse the underwriters for certain reasonable out-of-pocket expenses. We will also pay Raymond James a structuring and advisory fee equal to 0.75% of the total public offering price, or $             (or $             if the underwriters exercise their overallotment option in full), in connection with this offering.

LEGAL MATTERS

The validity of the shares of our Class A common stock being offered hereby will be passed upon for us by Venable LLP. Alston & Bird LLP will pass upon certain federal income tax matters, including our qualification as a REIT for federal income tax purposes. Certain legal matters will be passed upon for the underwriters by King & Spalding LLP.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Forest Economic Advisors, LLC has prepared a market study. Information relating to the economic conditions within our target market contained in “Prospectus Summary—Market Opportunity,” “Industry and Market Opportunity” and “Business and Properties—Market Opportunity” is derived from, and is subject to the qualifications and assumptions in, the market study and is included in this prospectus in reliance on Forest Economic Advisors, LLC’s authority as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our Class A common stock to be issued in this offering. This prospectus is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document referred to are necessarily summaries of such contract or document and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. We furnish our stockholders by mail (or, where permitted, by electronic delivery and notification) with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. The registration statement is, and all of these filings with the SEC are, available to the public over the internet at the SEC’s website at http://www.sec.gov. To receive copies of public records not posted to the SEC’s website at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

We also maintain a website at www.catchmarktimber.com at which there is additional information about us. The contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

CATCHMARK TIMBER TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Unaudited) September 30, 2013	December 31, 2012
Assets:
Cash and cash equivalents	$11,179,843	$11,221,092
Restricted cash and cash equivalents	1,287,201	2,050,063
Accounts receivable	594,561	658,355
Prepaid expenses and other assets	1,942,485	1,098,268
Deferred financing costs, less accumulated amortization of $232,312 and $58,626 as of September 30, 2013 and December 31, 2012, respectively	1,181,737	1,311,770
Timber assets, at cost (Note 3):
Timber and timberlands, net	327,981,204	333,805,295
Intangible lease assets, less accumulated amortization of $926,571 and $841,686 as of September 30, 2013 and December 31, 2012, respectively	30,514	115,399

Total assets	$344,197,545	$350,260,242

Liabilities:
Accounts payable and accrued expenses	$3,489,380	$1,689,288
Due to affiliates (Note 9)	310,000	1,326,255
Other liabilities	4,350,728	4,801,387
Note payable and line of credit (Note 4)	132,356,123	132,356,123

Total liabilities	140,506,231	140,173,053
Commitments and Contingencies (Note 6)	—	—
Stockholders’ Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized:
Series A preferred stock, $1,000 liquidation preference; 27,585 shares issued and outstanding as of September 30, 2013 and December 31, 2012	36,682,006	36,476,063
Series B preferred stock, $1,000 liquidation preference; 9,807 shares issued and outstanding as of September 30, 2013 and December 31, 2012	12,197,142	12,123,992
Class A common stock, $0.01 par value; 889,500,000 shares authorized; 3,172,454 and 3,180,063 shares issued and outstanding as of September 30, 2013 and December 31, 2012, respectively	31,725	31,801
Class B-1 common stock, $0.01 par value; 3,500,000 shares authorized; 3,172,454 and 3,180,063 shares issued and outstanding as of September 30, 2013 and December 31, 2012, respectively	31,725	31,801
Class B-2 common stock, $0.01 par value; 3,500,000 shares authorized; 3,172,453 and 3,180,063 shares issued and outstanding as of September 30, 2013 and December 31, 2012, respectively	31,725	31,801
Class B-3 common stock, $0.01 par value; 3,500,000 shares authorized; 3,172,453 and 3,180,062 shares issued and outstanding as of September 30, 2013 and December 31, 2012, respectively	31,724	31,800
Additional paid-in capital	300,816,466	301,538,949
Accumulated deficit and distributions	(146,569,699)	(139,491,344)
Accumulated other comprehensive income (loss)	438,500	(687,674)

Total stockholders’ equity	203,691,314	210,087,189

Total liabilities and stockholders’ equity	$344,197,545	$350,260,242

See accompanying notes.

CATCHMARK TIMBER TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	(Unaudited) Three Months Ended September 30,		(Unaudited) Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues:
Timber sales	$6,427,654	$7,840,893	$19,846,750	$22,125,589
Timberland sales	645,436	420,260	2,498,757	10,972,440
Other revenues	784,156	673,549	2,151,949	2,014,830

	7,857,246	8,934,702	24,497,456	35,112,859
Expenses:
Contract logging and hauling costs	3,153,943	3,941,977	10,198,051	11,788,361
Depletion	1,941,548	2,670,288	6,234,805	8,144,576
Cost of timberland sales	401,858	282,037	1,745,010	7,849,652
Advisor fees and expense reimbursements	930,000	—	3,311,608	2,393,745
Forestry management fees	567,444	557,396	1,713,306	1,700,475
General and administrative expenses	1,613,956	569,949	3,023,088	1,697,464
Land rent expense	242,301	469,141	810,253	1,482,438
Other operating expenses	585,445	670,061	1,854,919	1,936,419

	9,436,495	9,160,849	28,891,040	36,993,130

Operating loss	(1,579,249)	(226,147)	(4,393,584)	(1,880,271)
Other income (expense):
Interest income	669	310	2,668	619
Interest expense	(949,323)	(2,274,272)	(2,687,170)	(4,235,665)
Loss on interest rate swap	—	(19,706)	(474)	(122,871)

	(948,654)	(2,293,668)	(2,684,976)	(4,357,917)

Net loss	(2,527,903)	(2,519,815)	(7,078,560)	(6,238,188)
Dividends to preferred stockholder	(93,990)	(93,992)	(279,093)	(280,003)

Net loss available to common stockholders	$(2,621,893)	$(2,613,807)	$(7,357,653)	$(6,518,191)

Per-share information—basic and diluted:
Net loss available to common stockholders	$(0.21)	$(0.21)	$(0.58)	$(0.51)

Weighted-average common shares outstanding —basic and diluted	12,696,755	12,739,390	12,705,791	12,744,956

See accompanying notes.

CATCHMARK TIMBER TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	(Unaudited) Three Months Ended September 30,		(Unaudited) Nine Months Ended September 30,
	2013	2012	2013	2012
Net loss	$(2,527,903)	$(2,519,815)	$(7,078,560)	$(6,238,188)
Other comprehensive income (loss):
Market value adjustment to interest rate swap	(423,280)	—	1,126,174	—

Comprehensive loss	$(2,951,183)	$(2,519,815)	$(5,952,386)	$(6,238,188)

See accompanying notes.

CATCHMARK TIMBER TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Class A Common Stock		Class B Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit and Distributions	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2012	3,180,063	$31,801	9,540,188	$95,402	37,392	$48,600,055	$301,538,949	$(139,491,344)	$(687,674)	$210,087,189
Issuance of common stock	300	3	900	9	—	—	36,654	—	—	36,666
Forfeiture of restricted stock award	(202)	(2)	(606)	(6)	—	—	(197)	205	—	—
Redemptions of common stock	(7,707)	(77)	(23,122)	(231)	—	—	(479,847)	—	—	(480,155)
Dividends on preferred stock	—	—	—	—	—	279,093	(279,093)	—	—	—
Net loss	—	—	—	—	—	—	—	(7,078,560)	—	(7,078,560)
Market value adjustment to interest rate swap	—	—	—	—	—	—	—	—	1,126,174	1,126,174

Balance, September 30, 2013	3,172,454	$31,725	9,517,360	$95,174	37,392	$48,879,148	$300,816,466	$(146,569,699)	$438,500	$203,691,314

	Class A Common Stock		Class B Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit and Distributions	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2011	3,146,527	$31,466	9,439,583	$94,396	37,748	$48,685,499	$271,617,462	$(130,620,551)	$—	$189,808,272
Issuance of common stock	41,445	414	124,331	1,243	—	—	4,133,145	(61)	—	4,134,741
Redemptions of common stock	(7,909)	(79)	(23,726)	(237)	—	—	(742,799)	—	—	(743,115)
Dividends on preferred stock	—	—	—	—	—	280,003	(280,003)	—	—	—
Redemptions of preferred stock	—	—	—	—	(356)	(459,436)	—	—	—	(459,436)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	—	—	(361,364)	—	—	(361,364)
Other offering costs	—	—	—	—	—	—	(48,752)	—	—	(48,752)
Write-off of due to affiliates	—	—	—	—	—	—	27,315,249	—	—	27,315,249
Net loss	—	—	—	—	—	—	—	(6,238,188)	—	(6,238,188)

Balance, September 30, 2012	3,180,063	$31,801	9,540,188	$95,402	37,392	$48,506,066	$301,632,938	$(136,858,800)	$—	$213,407,407

See accompanying notes.

CATCHMARK TIMBER TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited) Nine Months Ended September 30,
	2013	2012
Cash Flows from Operating Activities:
Net loss	$(7,078,560)	$(6,238,188)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depletion	6,234,805	8,144,576
Unrealized gain on interest rate swaps	(128,934)	(665,009)
Other amortization	136,142	220,232
Stock-based compensation expense	36,666	28,333
Noncash interest expense	182,848	1,674,257
Basis of timberland sold	1,569,543	7,187,733
Basis of casualty loss	—	25,541
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	63,794	(300,651)
Decrease (increase) in prepaid expenses and other assets	200,586	(417,195)
Increase in accounts payable and accrued expenses	1,735,091	565,375
Decrease in due to affiliates	(1,016,255)	(1,480,196)
Increase in other liabilities	481,949	1,748,345

Net cash provided by operating activities	2,417,675	10,493,153
Cash Flows from Investing Activities:
Investment in timber, timberland, and related assets	(2,155,132)	(22,962,057)
Funds released from escrow accounts	762,862	5,149,589

Net cash used in investing activities	(1,392,270)	(17,812,468)
Cash Flows from Financing Activities:
Proceeds from CoBank loan	—	133,000,000
Financing costs paid	(43,653)	(1,229,558)
Repayment of Mahrt loan	—	(122,025,672)
Issuance of common stock	—	4,062,647
Redemptions of common stock	(480,155)	(743,115)
Redemptions of preferred stock	—	(356,000)
Dividends paid on preferred stock redeemed	—	(103,436)
Commissions on stock sales and related dealer-manager fees paid	—	(447,744)
Other offering costs paid	(542,846)	(83,739)

Net cash (used in) provided by financing activities	(1,066,654)	12,073,383

Net (decrease) increase in cash and cash equivalents	(41,249)	4,754,068
Cash and cash equivalents, beginning of period	11,221,092	6,848,973

Cash and cash equivalents, end of period	$11,179,843	$11,603,041

See accompanying notes.

CATCHMARK TIMBER TRUST, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 (unaudited)

1. Organization

On September 18, 2013, Wells Timberland REIT, Inc. changed its name to CatchMark Timber Trust, Inc. (the “Company”). The Company primarily engages in the ownership, management, acquisition, and disposition of timberlands located in the southeastern United States and has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. The Company was incorporated in Maryland in 2005 and commenced operations in 2007. The Company conducts substantially all of its business through CatchMark Timber Operating Partnership, L.P. (“CatchMark Timber OP”), a Delaware limited partnership formerly known as Wells Timberland Operating Partnership, L.P. The Company is the general partner of CatchMark Timber OP, possesses full legal control and authority over its operations, and owns 99.99% of its common partnership units. Wells Timberland Management Organization, LLC (“Wells TIMO”), a wholly owned subsidiary of Wells Capital, Inc. (“Wells Capital”), is the sole limited partner of CatchMark Timber OP. In addition, on January 1, 2006, CatchMark Timber OP formed CatchMark Timber TRS, Inc. (“CatchMark TRS”), formerly known as Wells Timberland TRS, Inc., a wholly owned subsidiary organized as a Delaware corporation. Unless otherwise noted, references herein to the Company shall include the Company and all of its subsidiaries, including CatchMark Timber OP, and the subsidiaries of CatchMark Timber OP, including CatchMark TRS.

The Company previously operated as an externally advised REIT pursuant to an advisory agreement, as amended and restated (the “Advisory Agreement”), under which Wells TIMO, a subsidiary of Wells Real Estate Funds, Inc. (“Wells REF”), performed certain key functions on behalf of the Company, including, among others, managing the day-to-day operations, investing capital proceeds and arranging financing. On September 18, 2013, The Company and CatchMark Timber OP entered into a Master Self-Management Transition Agreement (the “Master Agreement”), along with a series of other agreements and transactions, with Wells REF and Wells TIMO (together with their respective affiliates, “Wells”), pursuant to which the Company began its transition to a self-managed company. On October 24, 2013, the Master Agreement was amended (the “Master Agreement Amendment”) to advance the date of the transition to October 25, 2013 (the “Self-Management Transition Date”), and the Company completed its transition to self-management on that date. Pursuant to the Master Agreement, as of the Self-Management Transition Date, CatchMark LP Holder, LLC (“CatchMark LP Holder”), a recently formed, wholly-owned subsidiary of the Company, purchased all of Wells TIMO’s common limited partnership units in CatchMark Timber OP for an aggregate purchase price of $1,312. Following the acquisition of the common limited partnership units, CatchMark LP Holder and the Company entered into an amended and restated limited partnership agreement of CatchMark Timber OP, pursuant to which CatchMark LP Holder became the sole limited partner of CatchMark Timber OP. Leo F. Wells, III resigned as Chairman of the Board and President of the Company, and Douglas P. Williams resigned as Executive Vice President, Secretary and Treasurer of the Company, each effective on the Self-Management Transition Date. The Company’s board of directors has elected Jerry Barag as Chief Executive Officer and President and John F. Rasor as Chief Operating Officer and Secretary. For additional details about the related agreements, please refer to Note 9.

As of September 30, 2013, the Company owned approximately 247,200 acres of timberland and held long-term leasehold interests in approximately 32,800 acres of additional timberland, all of which is located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia. The Company generates recurring income and cash flow from the harvest and sale of timber, as well as from non-timber related revenue sources, such as recreational leases.

The Company also periodically generates income and cash flow from the sale of timberland properties that have a higher-value use beyond growing timber, such as properties that can be sold for development, conservation, recreational or other rural purposes at prices in excess of traditional timberland values. The Company expects to realize additional long-term returns from the potential appreciation in value of its timberlands as well as from the potential biological growth of its standing timber inventory in excess of its timber harvest.

From August 2006 to December 2011, the Company raised proceeds from two continuous non-listed public offerings of its common stock (the “Public Offerings”). From February 2010 to August 2011, the Company offered its common stock to non-U.S. persons (the “2010 German Offering”). The Company raised gross offering proceeds from the sale of common stock in the Public Offerings and the 2010 German Offering of approximately $307.2 million. After deductions for payments of selling commissions and dealer-manager fees of approximately $24.7 million, other organization and offering expenses of approximately $1.4 million, approximately $0.4 million in placement and structuring agent fees, and common stock redemptions of approximately $2.6 million under the share redemption plan, as amended (the “SRP”), the Company received aggregate net offering proceeds of approximately $278.1 million, which was used to partially fund the acquisition of timberlands, service acquisition-related debt, redeem shares of its preferred stock, and fund accrued dividends on redeemed shares of preferred stock. In connection with the execution of the Master Agreement, on September 18, 2013, the Company’s distribution reinvestment plan (“DRP”) was terminated, effective as of September 18, 2013, and the Company’s share redemption plan will be terminated effective as of October 31, 2013. On September 23, 2013, the Company filed a Registration Statement on Form S-11 with the SEC for a public offering of up to $172.5 million of its Class A common stock. These shares may not be sold until the Registration Statement is effective.

On October 24, 2013, the Company effectuated a ten-to-one reverse stock split of its then outstanding common stock. Also on October 24, 2013, the Company redesignated all of its common stock as Class A common stock. On October 25, 2013, the Company paid a stock dividend pursuant to which each outstanding share of its Class A common stock on October 24, 2013, after effectiveness of the reverse stock split, received one share of Class B-1 common stock; plus one share of Class B-2 common stock; plus one share of Class B-3 common stock. These transactions are referred to as the Recapitalization. All common stock share and per share data included in these consolidated financial statements give retroactive effect to the Recapitalization. See Note 10 for more information on the Recapitalization.

The Company’s common stock is not listed on a national securities exchange. The Company’s charter requires that in the event its common stock is not listed on a national securities exchange by August 11, 2018, the Company must either (i) seek stockholder approval of an extension or amendment of this listing deadline or (ii) seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. In the event that the Company seeks stockholder approval for an extension or amendment to this listing date and does not obtain it, the Company will then be required to seek stockholder approval to liquidate. In this circumstance, if the Company seeks and does not obtain approval to liquidate, the Company will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of

Regulation S-X and do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of results for a full year.

The Company owns a controlling financial interest in CatchMark Timber OP, CatchMark LP Holder and CatchMark TRS and, accordingly, includes the accounts of these entities in its consolidated financial statements. The financial statements of CatchMark Timber OP, CatchMark LP Holder and CatchMark TRS are prepared using accounting policies consistent with those used by the Company. All intercompany balances and transactions have been eliminated in consolidation.

For further information, refer to the audited financial statements and footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

Fair Value Measurements

The Company estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the accounting standard for fair value measurements and disclosures. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:

Level 1—Assets or liabilities for which the identical term is traded on an active exchange, such as publicly-traded instruments or futures contracts.

Level 2—Assets and liabilities valued based on observable market data for similar instruments.

Level 3—Assets or liabilities for which significant valuation assumptions are not readily observable in the market. Such assets or liabilities are valued based on the best available data, some of which may be internally developed. Significant assumptions may include risk premiums that a market participant would require.

Fair Value of Debt Instruments

The Company applied the provisions of the accounting standard for fair value measurements and disclosures in estimations of fair value of its debt instruments based on Level 2 assumptions. See Note 4 for additional information.

Interest Rate Swaps

The Company has entered into interest rate swap contracts to mitigate its exposure to changing interest rates on variable rate debt instruments. The Company does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. The fair values of interest rate swaps are recorded as either prepaid expenses and other assets or other liabilities in the accompanying consolidated balance sheets. Changes in the fair value of the effective portion of interest rate swaps that are designated as hedges are recorded as other comprehensive income (loss), while changes in the fair value of the ineffective portion of hedges, if any, are recognized in current earnings. Changes in the fair value of interest rate swaps that do not qualify for hedge accounting treatment are recorded as gain (loss) on interest rate swap in the consolidated statements of operations. Amounts received or paid under interest rate swaps are recorded as interest expense for contracts that qualify for hedge accounting treatment and as gain (loss) on interest rate swaps for contracts that do not qualify for hedge accounting treatment.

The Company applied the provisions of the accounting standard for fair value measurements and disclosures in recording its interest rate swaps at fair value. The fair values of interest rate swaps, classified under Level 2, were determined using a third-party proprietary model that is based on prevailing market data for contracts with matching durations, current and anticipated London Interbank Offered Rate (“LIBOR”) information, consideration of the Company’s credit standing, credit risk of counterparties, and reasonable estimates about relevant future market conditions.

The following table presents information about the Company’s interest rate swaps measured at fair value as of September 30, 2013 and December 31, 2012:

		Estimated Fair Value as of
Instrument Type	Balance Sheet Classification	September 30, 2013	December 31, 2012
Derivatives designated as hedging instruments:
Interest rate swap contract	Prepaid expenses and other assets (Other liabilities)	$438,500	$(687,674)
Derivatives not designated as hedging instruments:
Interest rate swap contract	Other liabilities	$—	$(128,934)

For additional information about the Company’s interest rate swaps, see Note 5.

Stock Dividends

Stock dividends are assigned a value based on the then current fair value and recorded against accumulated deficit. The par value of a stock dividend declared and issued is recorded as common stock and the remaining value is recorded as additional paid-in capital. The par value of a stock dividend declared but not issued is recorded as other liabilities in the accompanying consolidated balance sheets and the remaining value is recorded as additional paid-in capital. Basic and diluted per-share information presented in the accompanying consolidated statements of operations is retroactively adjusted for all periods presented to reflect the impact of the additional shares of common stock issued and outstanding as a result of a stock dividend.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and has operated as such beginning with its taxable year ended December 31, 2009. To qualify to be taxed as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its ordinary taxable income to its stockholders. As a REIT, the Company generally is not subject to federal income tax on taxable income it distributes to stockholders. The Company is subject to certain state and local taxes related to the operations of timberland properties in certain locations, which have been provided for in the accompanying consolidated financial statements. The Company records interest and penalties related to uncertain tax positions as general and administrative expense in the accompanying consolidated statements of operations.

As of January 1, 2009, the beginning of the taxable year in which the Company qualified for and elected to be taxed as a REIT (the “REIT Commencement Date”), the Company had net built-in gains on its timber assets of approximately $18.3 million. The Company has elected not to take such net built-in gains into income immediately prior to the REIT Commencement Date, but rather subsequently recognize gain on the disposition of any assets it holds at the REIT Commencement Date, if disposed of within the ten-year period beginning on the REIT Commencement Date. The Company will be subject to tax on such net built-in gains at the highest regular corporate rate during the ten-year period beginning on the REIT Commencement Date on the lesser of (a) the excess of the fair market value of the asset disposed of as of the REIT Commencement Date over its basis in the asset as of the REIT Commencement Date (the built-in gain with respect to that asset as of the REIT Commencement Date); (b) the amount of gain the Company would otherwise recognize on the disposition; or (c) the amount of net built-in gain in its assets as of the REIT commencement date not already recognized during the ten-year period. As of December 31, 2012, the Company had net built-in gains of approximately $17.6 million.

At December 31, 2012, the Company had federal and state net operating loss carryforwards of approximately $104.0 million and $87.6 million, respectively. Such net operating loss carryforwards may be utilized, subject to certain limitations, to offset future taxable income, including net built-in gains. If not utilized, the federal net operating loss carryforwards will begin to expire in 2027, and the state net operating loss carryforwards will begin to expire in 2022.

The Company has elected to treat CatchMark TRS as a taxable REIT subsidiary. The Company may perform certain non-customary services, including real estate or non-real-estate related services, through CatchMark TRS. Earnings from services performed through CatchMark TRS are subject to federal and state income taxes irrespective of the dividends paid deduction available to REITs for federal income tax purposes. In addition, for the Company to continue to qualify to be taxed as a REIT, the Company’s investment in CatchMark TRS may not exceed 25% of the value of the total assets of the Company.

Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Deferred tax expense or benefit is recognized in the financial statements according to the changes in deferred tax assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized.

No provision for federal income taxes has been made in the accompanying consolidated financial statements, other than the provision relating to CatchMark TRS, as the Company did not generate taxable income for the periods presented.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires an entity to disclose information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to disclose significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount reclassified to net income in its entirety in the same reporting period is required under GAAP. For amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. ASU 2013-02 was effective for the Company for the period beginning January 1, 2013. The adoption of ASU 2013-02 has not had a material impact on the Company’s financial statements or disclosures.

In June 2013, FASB issued Accounting Standards Update 2013-08, Financial Services—Investment Companies: Amendments to the Scope, Measurement, and Disclosure Requirements (“ASU 2013-08”). ASU 2013-08 clarifies the characteristics of an investment company and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. In addition, an entity is required to disclose (a) the fact that it is an investment company applying the guidance in the Financial Services—Investment Companies Topic, (b) information about any changes in the entity’s status as an investment company, and (c) information about financial support provided to its investees. ASU 2013-08 will be effective for the Company for the period beginning on January 1, 2014. The Company expects that the adoption of ASU 2013-08 will not have a material impact on its financial statements or disclosures.

In July 2013, FASB issued Accounting Standards Update 2013-10, Derivatives and Hedging: Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes (“ASU 2013-10”). ASU 2013-10 permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes under the Derivatives and Hedging Topic, in addition to the U.S. Treasury rate and LIBOR. In addition, the restriction on using different benchmark rates for similar hedges is removed. ASU 2013-10 became effective prospectively for the Company for qualifying new hedging relationships entered into on or after July 17, 2013. The adoption of ASU 2013-10 has not had a material impact on the Company’s financial statements or disclosures.

In July 2013, FASB issued Accounting Standards Update 2013-11, Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date or not intended to be used to settle any additional income taxes that would result in the dis-allowance of a tax position in which case the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 will be effective prospectively for the Company for the period beginning on January 1, 2014. The Company expects that the adoption of ASU 2013-11 will not have a material impact on its financial statements or disclosures.

3. Timber Assets

During the three months ended September 30, 2013 and 2012, the Company sold approximately 300 acres and 200 acres of timberland, respectively, for approximately $0.6 million and $0.4 million, respectively. The Company’s cost basis in the timberland sold was approximately $0.4 million and $0.2 million, respectively.

During the nine months ended September 30, 2013 and 2012, the Company sold approximately 1,200 acres and 6,000 acres of timberland, respectively, for approximately $2.5 million and $11.0 million, respectively. The Company’s cost basis in the timberland sold was approximately $1.6 million and $7.2 million, respectively.

As of September 30, 2013 and December 31, 2012, timber and timberlands consisted of the following, respectively:

	As of September 30, 2013
	Gross	Accumulated Depletion or Amortization	Net
Timber	$149,841,457	$6,234,805	$143,606,652
Timberlands	184,113,814	—	184,113,814
Mainline roads	483,536	222,798	260,738

Timber and timberlands	$334,438,807	$6,457,603	$327,981,204

	As of December 31, 2012
	Gross	Accumulated Depletion or Amortization	Net
Timber	$161,878,914	$11,677,229	$150,201,685
Timberlands	183,349,545	—	183,349,545
Mainline roads	428,688	174,623	254,065

Timber and timberlands	$345,657,147	$11,851,852	$333,805,295

Timberland Acquisition

On July 30, 2013, the Company acquired a fee simple interest in approximately 1,800 acres of timberland located in Taylor County, Georgia, in which it previously held a leasehold interest, for approximately $1.4 million, exclusive of closing costs.

4. Note Payable and Line of Credit

The Company entered into a first mortgage loan agreement (the “CoBank Loan”) on September 28, 2012 with a syndicate of banks with CoBank, ACB (“CoBank”) serving as administrative agent. Under the CoBank Loan, the Company initially could borrow up to $148.0 million in principal, including $133.0 million through a term loan facility (“CoBank Term Loan”) and up to $15.0 million through a revolving credit facility (the “CoBank Revolver”). On August 11, 2018, all outstanding principal, interest, and any fees or other obligations on the CoBank Loan will be due and payable in full. The CoBank Loan is secured by a first mortgage in the the Company’s timberlands, a first priority security interest in all bank accounts held by the Company and a first priority security interest on all other assets of the Company. As of September 30, 2013, the outstanding balance of the CoBank Loan was $132.4 million, all of which was outstanding under the CoBank Term Loan.

The CoBank Loan contains certain financial covenants. The Company believes it was in compliance with the financial covenants of the CoBank Loan as of September 30, 2013.

During the three months ended September 30, 2013 and 2012, the Company made interest payments on its borrowings of approximately $0.8 million and $0.8 million, respectively. During the nine months ended September 30, 2013 and 2012, interest payments on its borrowings totaled approximately $2.3 million and $2.5 million, respectively.

As of September 30, 2013, the weighted-average interest rate on these borrowings, after consideration of an interest rate swap (see Note 5), was 2.62%. As of September 30, 2013 and December 31, 2012, the fair value of the Company’s outstanding debt approximated its book value. The fair value was estimated based on discounted cash flow analysis using the current market borrowing rates for similar types of borrowing arrangements as of the measurement dates.

5. Interest Rate Swaps

The Company entered into interest rate swap contracts in order to mitigate its interest rate risk on related financial instruments. The Company does not enter into derivative or interest rate contracts for speculative purposes; however, the Company’s derivatives may not qualify for hedge accounting treatment.

Interest Rate Swap Designated as Hedging Instrument

As required by the terms of the CoBank Loan, on October 23, 2012, the Company entered into an interest rate swap agreement with Rabobank Group (“Rabobank”) to hedge its exposure to changing interest rates on $80.0 million of the CoBank Loan that is subject to a variable interest rate (the “Rabobank Forward Swap”). The Rabobank Forward Swap had an effective date of March 28, 2013 and matures on September 30, 2017. Under the terms of the Rabobank Forward Swap, the Company pays interest at a fixed rate of 0.9075% per annum to Rabobank and receives one-month LIBOR-based interest payments from Rabobank. The Rabobank Forward Swap qualifies for hedge accounting treatment.

During the three months and nine months ended September 30, 2013, the Company recognized a change in fair value of the Rabobank Forward Swap of approximately $(0.4) million and $1.1 million, respectively, as other comprehensive income (loss). There was no hedge ineffectiveness on the Rabobank Forward Swap required to be recognized in current earnings. Net payments of approximately $0.1 million and $0.3 million made under the Rabobank Forward Swap by the Company during the three months and nine months ended September 30, 2013, respectively, were recorded as interest expense.

Interest Rate Swap Not Designated as Hedging Instrument

On March 24, 2010, as required by the terms of its loan agreement, the Company entered into an interest rate swap agreement with Rabobank to hedge its exposure to changing interest rates on a portion of its $211.0 million senior loan (the “Rabobank Interest Rate Swap”). The Rabobank Interest Rate Swap was effective from September 30, 2010 to March 28, 2013. During the term of the Rabobank Interest Rate Swap, the Company paid interest at a fixed rate of 2.085% per annum and received variable LIBOR-based interest payments from Rabobank on the following notional amounts during the periods presented:

Start Date	End Date	Notional Amount
December 30, 2011	March 30, 2012	$62,500,000
March 30, 2012	June 29, 2012	$57,500,000
December 31, 2012	March 28, 2013	$28,500,000

The detail of loss on the Rabobank Interest Rate Swap, which was recorded as loss on interest rate swaps in the accompanying consolidated statements of operations, is provided below for the three months and nine months ended September 30, 2013 and 2012:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Noncash gain on Rabobank Interest Rate Swap	$—	$213,293	$128,934	$665,009
Net payments on Rabobank Interest Rate Swap	—	(232,999)	(129,408)	(787,880)

Loss on Rabobank Interest Rate Swap	$—	$(19,706)	$(474)	$(122,871)

6. Commitments and Contingencies

MeadWestvaco Timber Agreements

In connection with the acquisition of its timberlands, the Company entered into a fiber supply agreement and a master stumpage agreement (collectively, the “Timber Agreements”) with a wholly owned subsidiary of MeadWestvaco Corporation (“MeadWestvaco”). The fiber supply agreement provides that MeadWestvaco will purchase specified tonnage of timber from CatchMark TRS at specified prices per ton, depending upon the type of timber. The fiber supply agreement is subject to quarterly market pricing adjustments based on an index published by Timber Mart-South, a quarterly trade publication that reports raw forest product prices in 11 southern states. The master stumpage agreement provides that the Company will sell specified amounts of timber and make available certain portions of its timberlands to CatchMark TRS for harvesting. The initial term of the Timber Agreements is October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. The Timber Agreements ensure a long-term source of supply of wood fiber products for MeadWestvaco in order to meet its paperboard and lumber production requirements at specified mills and provide the Company with a reliable customer for the wood products from its timberlands.

FRC Timberland Operating Agreement

The Company is party to a timberland operating agreement with Forest Resource Consultants, Inc. (“FRC”). Pursuant to the terms of the timberland operating agreement, FRC manages and operates the Company’s timberlands and related timber operations, including ensuring delivery of timber to MeadWestvaco in compliance with the Timber Agreements. In consideration for rendering the services described in the timberland operating agreement, the Company pays FRC (i) a monthly management fee based on the actual acreage FRC manages, which is payable monthly in advance, and (ii) an incentive fee based on net revenues generated by the timberlands. The incentive fee is payable annually in arrears. The timberland operating agreement, as amended, is effective through December 31, 2013, with the option to extend for one-year periods and may be terminated by either party with mutual consent or by the Company with or without cause upon providing 120 days’ prior written notice.

Litigation

From time to time, the Company may be a party to legal proceedings, claims, and administrative proceedings that arise in the ordinary course of its business. Management makes assumptions and estimates concerning the likelihood and amount of any reasonably possible loss relating to these matters using the latest information available. The Company records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, the Company accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, the Company discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, the Company discloses the nature and estimate of the possible loss of the litigation. The Company does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote.

The Company is not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of the Company, nor is the Company aware of any such legal proceedings contemplated by governmental authorities.

7. Share Redemption Plan

The Company’s SRP allows stockholders who hold their shares for more than one year to sell their shares back to the Company, subject to certain limitations and penalties. The SRP is funded through a combination of proceeds received from the sale of shares through the DRP plus any additional amounts reserved for redemptions by the Company’s board of directors. As of September 30, 2013, the Company had not received any proceeds from the sale of shares through its DRP, but the Company’s board of directors has approved a monthly, non-cumulative reserve of $150,000 for redemptions in connection with death, qualifying disability, or qualification for federal assistance for confinement to a long-term care facility (“Qualified Special Redemptions”). As of September 30, 2013, the Company had not redeemed any shares under the SRP other than Qualified Special Redemptions. Qualified Special Redemptions do not require a one-year holding period.

Effective January 1, 2013, the price paid for shares redeemed under the SRP equaled $15.58 per share, which represented 95% of the estimated per-share value of the Company’s common stock as of September 30, 2012. While the Company is required by Financial Industry Regulatory Authority (“FINRA”) rules to update this estimate 18 months from the date of last valuation, it may elect to do so sooner. As disclosed in connection with the Company’s initial publication of its estimated per-share value, the estimated value of its common stock will fluctuate over time in response to market conditions, capital markets activities, attributes specific to its timberlands and other factors. Therefore, the estimated per-share value of the Company’s common stock as of September 30, 2012 does not represent current value.

During the three months and nine months ended September 30, 2013, approximately 12,736 and 30,829 shares of common stock, respectively, were redeemed for approximately $198,355 and $480,155, respectively. The board of directors may amend, suspend, or terminate the SRP upon 30 days’ written notice and without stockholder approval. In connection with the execution of the Master Agreement (see Note 1 and Note 9), on September 18, 2013, the Company’s board of directors approved the termination of the SRP effective as of October 31, 2013.

8. Supplemental Disclosures of Noncash Activities

Outlined below are significant noncash investing and financing transactions for the nine months ended September 30, 2013 and 2012, respectively:

	Nine Months Ended September 30,
	2013	2012
Write-off of due to affiliates	$—	$27,315,249

Dividends accrued on preferred stock	$279,093	$280,003

Discounts applied to issuance of common stock	$—	$43,761

Cancellation of stock dividends	$—	$(329)

Forfeiture of restricted stock award	$205	$—

Market value adjustment to interest rate swap that qualifies for hedge accounting treatment	$1,126,174	$—

Issuance of stock-based compensation	$19,680	$55,000

Other liabilities assumed upon acquisition of timberland	$125,163	$1,156,317

Deferred financing costs payable	$—	$99,936

9. Related-Party Transactions and Agreements

Advisory Agreement

The Company and CatchMark Timber OP were party to the Advisory Agreement with Wells TIMO, pursuant to which Wells TIMO acted as the Company’s external advisor and performed certain key functions on behalf of the Company, including, among others, management of day-to-day operations and investment of capital proceeds. As discussed in detail below, in connection with the Company’s transition to self-management, the Advisory Agreement terminated on the Self-Management Transition Date.

During the periods presented, the amount of advisor fees and expense reimbursements Wells TIMO was entitled to as the Company’s external advisor was determined pursuant to various amendments and restatements of the advisory agreement, as described below:

•

Effective July 1, 2013 through the Self-Management Transition Date, pursuant to an amended and restated advisory agreement (the “Restated Advisory Agreement”), the monthly advisor fee payable by the Company to Wells TIMO is equal to one-twelfth of 1% of the aggregate value of the Company’s interest in properties and joint ventures as established in connection with the most recent estimated valuation conducted pursuant to applicable FINRA rules (“Assets Under Management”). Upon the sale of any properties for an amount greater than $5.0 million in aggregate since the most recent valuation, Assets Under Management shall be reduced by the cost basis of the properties sold. Upon the acquisition of any properties for an amount greater than $5.0 million in aggregate since the most recent valuation, Assets Under Management shall be increased by the value of the properties acquired as determined by a forestry appraisal firm. However, aggregate advisor fees payable for fiscal year 2013 shall not exceed 1.0% of Assets Under Management as of September 30, 2012.

The advisor fee was payable monthly in arrears by the Company in cash. If payment of the advisor fee for any calendar month would have caused an event of default under the Company’s loan agreement, the advisor fee would have been accrued but not paid to Wells TIMO for such calendar month.

In addition, the Restated Advisory Agreement eliminated the reimbursement by the Company of administrative service expenses that Wells TIMO incurs in fulfilling its duties as advisor, including personnel costs and the Company’s allocable share of other overhead of Wells TIMO.

•

Between April 1, 2012 and June 30, 2013, a second amendment to the advisory agreement (“Advisory Agreement Amendment No. 2”), provided that as of and for each quarter, the amount of fees and expense reimbursements payable to Wells TIMO was limited to the lesser of (i) 1.0% of assets under management as of the last day of the quarter less advisor fees paid for the preceding three quarters, and (ii) free cash flow for the four quarters then ended in excess of an amount equal to 1.25 multiplied by the Company’s interest expense for the four quarters then ended. Free cash flow was defined as EBITDA (as defined in the Company’s loan agreements), less all capital expenditures paid by the Company on a consolidated basis, less any cash distributions (except for the payments of accrued but unpaid dividends as a result of any redemptions of the Company’s outstanding preferred stock).

•

During the first quarter of 2012, an amendment to the advisory agreement (“Advisory Agreement Amendment No. 1”) limited the amount of fees and expense reimbursements as of and for each quarter to the least of: (1) an asset management fee equal to one fourth of 1.0% of asset under management plus reimbursements for all costs and expenses Wells TIMO incurred in fulfilling its duties as the asset manager, (2) one quarter of 1.5% of assets under management, or (3) free cash flow in excess of an amount equal to 1.05 multiplied by interest on outstanding debt. Free cash flow was defined as EBITDA (as defined in the Company’s loan agreements), less all capital expenditures paid by the Company on a consolidated basis, less any cash distributions (except for the payments of accrued but unpaid dividends as a result of any redemptions of the Company’s outstanding preferred stock), less any cash proceeds from timberland sales equal to the cost basis of the properties sold.

Under the Advisory Agreement, Wells TIMO was also entitled to receive the following:

•

Reimbursement of organization and offering costs paid by Wells TIMO and its affiliates on behalf of the Company, not to exceed 1.2% of gross offering proceeds. The Company incurred and charged to additional paid-in capital cumulative organization and offering costs of approximately $3.6 million, representing approximately 1.2% of cumulative gross proceeds raised by the Company under the Public Offerings. As of December 31, 2011, approximately $2.2 million of organization and offering costs incurred by the Company and due to Wells TIMO had been deferred by the terms of the Company’s loan agreements. On January 27, 2012, Wells TIMO forgave the deferred organization and offering expenses. After adjusting for this write-off, organization and offering costs represents approximately 0.5% of cumulative gross proceeds raised under the Public Offerings.

•

For any property sold by the Company, if Wells TIMO provided a substantial amount of services in connection with the sale (as determined by the Company’s independent directors), a fee equal to (i) for each property sold at a contract price up to $20.0 million, up to 2.0% of the sales price, and (ii) for each property sold at a contract price in excess of $20.0 million, up to 1.0% of the sales price. The precise amount of the fee within the preceding limits will be determined by the Company’s board of directors, including a majority of the independent directors, based on the level of services provided and market norms. The real estate disposition fee may be in addition to real estate commissions paid to third parties. However, the total real estate commissions (including such disposition fee) may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property.

No payments were permitted under the Advisory Agreement if they would have caused a default under the Company’s loan agreements.

On January 20, 2012, the Company entered into an agreement with Wells TIMO to forgive approximately $25.1 million of accrued but unpaid asset management fees and expense reimbursements that were previously deferred due to restrictions under the Company’s loan agreements. Due to the related-party nature of these transactions, this amount, along with the organizational and offering costs forgiven by Wells TIMO on January 27, 2012, were recorded as additional paid-in capital during 2012.

Master Self-Management Transition Agreement

On September 18, 2013, the Company, CatchMark Timber OP, Wells REF and Wells TIMO entered into the Master Agreement, which sets forth the framework for the Company’s separation from Wells and its transition to self-management. On October 24, 2013, the parties entered into the Master Agreement Amendment to advance the Self-Management Transition Date to October 25, 2013.

Pursuant to the Master Agreement, Wells has agreed to facilitate and support the Company’s efforts to hire up to eight employees of Wells identified by the Company who, as of the date of the Master Agreement, performed substantial services for the Company pursuant to the Advisory Agreement (collectively, the “Targeted Personnel”). The Company hired the Targeted Personnel selected by the Company on the Self-Management Transition Date with such compensation and benefits as determined by the Company.

Pursuant to the Master Agreement, upon the termination of the Advisory Agreement, the special limited partnership units held by Wells TIMO in CatchMark Timber OP were automatically redeemed by CatchMark Timber OP, and Wells TIMO was not entitled to any consideration in connection with such redemption. For further information on the special limited partnership units, refer to the consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

Pursuant to the Master Agreement, upon termination of the Advisory Agreement on the Self-Management Transition Date, CatchMark LP Holder, a wholly-owned subsidiary of the Company, purchased all of Wells TIMO’s common limited partnership units in CatchMark Timber OP for an aggregate purchase price of $1,312.

Preferred Stock Redemption Agreement

Pursuant to the Master Agreement, on September 18, 2013, the Company, Wells REF, Leo F. Wells, III, the President and Chairman of the Board of the Company, and Douglas P. Williams, Executive Vice President, Secretary, Treasurer and director of the Company, entered into a Preferred Stock Redemption Agreement, and on September 20, 2013, the Company, Wells REF and Messrs. Wells and Williams entered into an Amendment to the Preferred Stock Redemption Agreement (as amended, the “Preferred Stock Redemption Agreement”). Pursuant to the Preferred Stock Redemption Agreement, upon the closing of the Company’s underwritten public offering of common stock pursuant to the Registration Statement on Form S-11 (the “Registration Statement”) initially filed by the Company with the SEC on September 23, 2013 (the “Redemption Date”), the Company will purchase the issued and outstanding shares of its Series A Preferred Stock, $0.01 par value per share, and Series B Preferred Stock, $0.01 par value per share, held by Wells REF (collectively, the “Preferred Shares”) for a cash price that will be negotiated in good faith by the Company, Wells REF and Messrs. Wells and Williams (the “Redemption Price”). Notwithstanding the foregoing, the Preferred Stock Redemption Agreement will terminate if the Preferred Shares are not redeemed by the Company on or before December 31, 2014. As previously reported, effective as of May 9, 2011, Wells REF waived the requirement that dividends on the Preferred Shares accrue daily at an annual rate of 8.5% of the issue price and agreed that dividends on the Preferred Shares will instead accrue daily at an annual rate of 1.0% of the issue price (the “Dividend Waivers”). The Preferred Stock Redemption Agreement provides that the Dividend Waivers will continue to be in effect through the earlier of the Redemption Date or June 30, 2014, subject to extension by the Company until December 31, 2014 in certain circumstances described in the Preferred Stock Redemption Agreement, and thereafter until otherwise revoked by Wells REF.

Pursuant to the Preferred Stock Redemption Agreement, effective as of the date that the Company hired the Targeted Personnel (the “Employment Date”), Mr. Wells agreed to resign as President and Chairman of the Board of the Company and Mr. Williams agreed to resign as Executive Vice President, Secretary and Treasurer of the Company. In addition, if a Redemption Price has been agreed upon, each of Messrs. Wells and Williams has agreed to resign as a director of the Company, effective immediately prior to the time that the SEC declares the Registration Statement effective; provided, however, that the board of directors will not fill the vacancies on the board created by the resignations of Messrs. Wells and Williams until the Redemption Date and will reelect Messrs. Wells and Williams as directors if the Redemption Date does not occur within ten days of such resignations.

Transition Services Agreement

Pursuant to the Master Agreement, upon termination of the Advisory Agreement on the Self-Management Transition Date, the Company, CatchMark Timber OP and Wells REF entered into a Transition Services Agreement (the “TSA”) pursuant to which Wells REF and its affiliates will provide certain consulting, support and transitional services as set forth in the TSA to the Company at the direction of the Company in order to facilitate its successful transition to self-management. See Note 10 for more information on the TSA.

Sublease Agreement

Pursuant to the Master Agreement, upon termination of the Advisory Agreement on the Self-Management Transition Date, Wells REF and CatchMark Timber OP entered into a sublease (the “Sublease”) pursuant to which CatchMark Timber OP will sublet from Wells REF a portion of the office space located in Norcross, Georgia currently used and occupied by Wells REF. See Note 10 for more information on the sublease agreement.

Indemnification Agreements

On September 18, 2013, the Company entered into indemnification agreements, effective as of September 18, 2013, with each of the Company’s current directors and executive officers and Jerry Barag and John F. Rasor (collectively, the “Indemnitees”). Pursuant to the indemnification agreements, the Company will indemnify each Indemnitee to the maximum extent permitted by Maryland law against any judgments, damages, liabilities, losses or expenses incurred by such Indemnitee by reason of such Indemnitee’s status as a present or former director, officer, employee or agent of the Company.

Structuring Agent Agreement

The Company is party to a structuring agent agreement (the “Structuring Agent Agreement”) whereby Wells Germany GmbH, a limited partnership organized under the laws of Germany (“Wells Germany”), served as the structuring agent in connection with the 2010 German Offering. The Company paid a structuring agent fee to Wells Germany of $0.20 per share sold under the 2010 German Offering. The Structuring Agent Agreement expired upon the conclusion of the 2010 German Offering, provided, however, that with respect to the ongoing services contemplated by the parties, the Structuring Agent Agreement will terminate upon the earlier of (i) a liquidity event or (ii) December 31, 2018.

Related-Party Costs

Pursuant to the terms of the agreements described above, the Company incurred the following related-party costs for the three months and nine months ended September 30, 2013 and 2012, respectively:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Advisor fees and expense reimbursements	$930,000	$—	$3,311,608	$2,393,745
Disposition fees	12,909	8,405	39,096	219,449
Commissions(1)(2)	—	—	—	246,546
Dealer-manager fees(1)	—	—	—	71,057
Other offering costs(1)	—	—	—	48,752

Total	$942,909	$8,405	$3,350,704	$2,979,549

(1)	Commissions, dealer-manager fees, and other offering costs were charged against stockholders’ equity as incurred.
(2)	Substantially all commissions were re-allowed to participating broker/dealers.

Due to Affiliates

As of September 30, 2013 and December 31, 2012, the Company had a due to affiliates balance of approximately $0.3 million and $1.3 million, respectively, both of which consisted entirely of advisor fees and expense reimbursements due to Wells TIMO.

Conflicts of Interest

As of September 30, 2013, Wells TIMO had eight employees. Wells TIMO has contracted with Wells Capital to perform many of its obligations under the Advisory Agreement. Wells TIMO has relied upon employees of Wells Capital to perform many of its obligations. Wells Capital, the parent company and manager of Wells TIMO, also is a general partner or advisor of the various affiliated public real estate investment programs (“Wells Real Estate Funds”). As such, in connection with serving as a general partner or advisor for Wells Real Estate Funds and managing Wells TIMO’s activities under the Advisory Agreement, Wells Capital may have encountered conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities for the Company and Wells Real Estate Funds.

As of September 30, 2013, one member of the Company’s board of directors served on the board of Wells Core Office Income REIT, Inc., a REIT sponsored by Wells REF. Accordingly, he may encounter certain conflicts of interest regarding investment and operational decisions.

10. Subsequent Events

Reverse Stock Split and Stock Dividend

In preparation for a potential listing of shares of the Company’s common stock on a national securities exchange, on October 24, 2013, the Company’s board of directors approved a ten-to-one reverse stock split of the Company’s outstanding common stock (the “Reverse Stock Split”), which was effected on October 24, 2013, and declared a stock dividend which was paid on October 25, 2013 (the “Stock Dividend” and, together with the Reverse Stock Split, the “Recapitalization”) pursuant to which each share of common stock outstanding as of October 24, 2013, following the Reverse Stock Split, received:

•	one share of Class B-1 common stock; plus

•	one share of Class B-2 common stock; plus

•	one share of Class B-3 common stock.

In connection with the reverse stock split, the Company redesignated all of its common stock as Class A Common Stock. The Class B common stock is identical to the Class A common stock except that (1) the Company does not intend to list the Class B common stock on a national securities exchange and (2) shares of the Class B common stock will convert automatically into shares of the Class A common stock, pursuant to provisions of the charter, on the following schedule: (i) six months following the listing, in the case of the Class B-1 common stock; (ii) the earlier of 12 months following the listing and such earlier date as determined by the board of directors, but not earlier than nine months following the listing, in the case of the Class B-2 common stock; and (iii) the earlier of 18 months following the listing and such earlier date as determined by the board of directors, but not earlier than 12 months following the listing, in the case of the Class B-3 common stock. All common stock share and per share data included in these consolidated financial statements give retroactive effect to the Recapitalization.

On the 18-month anniversary of the listing, all shares of the Class B common stock will have converted into the Class A common stock. If the Company has not listed the Class A common stock by December 31, 2015, all of the outstanding shares of Class B common stock will automatically convert to Class A common stock.

Amendments to the Charter

On October 24, 2013, the Company filed Articles of Amendment to the charter in order to effect the Reverse Stock Split (the “Reverse Split Articles”). The Reverse Split Articles redesignate the currently outstanding shares of common stock as shares of Class A common stock and combined every ten shares of the issued and outstanding Class A common stock, $0.01 par value per share, into one share of Class A common stock, $0.10 par value per share. On October 24, 2013, following the effectiveness of the Reverse Split Articles, the Company also filed Articles of Amendment changing the par value of the issued and outstanding shares of Class A common stock back to $0.01 per share (the “Par Value Articles”). Following effectiveness of the Par Value Articles, the Company filed Articles Supplementary to the charter designating the terms of the Class B common stock, as described above.

Amendment to the Master Agreement

On October 24, 2013, the Company, CatchMark Timber OP, Wells TIMO and Wells REF entered into the Master Agreement Amendment pursuant to which the parties agreed to terminate the Restated Advisory Agreement effective on October 25, 2013.

Termination of Advisory Agreement

Pursuant to the Master Agreement, as amended by the Master Agreement Amendment, the Restated Advisory Agreement terminated on October 25, 2013.

Transition Services Agreement

Pursuant to the Master Agreement, the Company, CatchMark Timber OP and Wells REF entered into the TSA on October 25, 2013, pursuant to which Wells REF and its affiliates will provide certain consulting, support and transitional services (as set forth in the TSA) to the Company at its direction in order to facilitate the Company’s successful transition to self management.

In exchange for the services provided by Wells REF under the TSA, the Company or CatchMark Timber OP will pay Wells REF a monthly consulting fee of $22,875 (the “Consulting Fee”). In addition to the Consulting Fee, the Company or CatchMark Timber OP will pay directly or reimburse Wells REF for any third-party expenses paid or incurred by Wells REF and its affiliates on the Company’s behalf or CatchMark Timber OP behalf in connection with the services provided pursuant to the TSA; provided, however, that (1) Wells REF will obtain written approval from the Company or CatchMark Timber OP prior to incurring any third-party expenses for the account of, or reimbursable by, the Company or CatchMark Timber OP and (2) the Company will not be required to reimburse Wells REF for any administrative service expenses, including Wells REF’s overhead, personnel costs and costs of goods used in the performance of services under the TSA.

The TSA will remain in effect until June 30, 2014 unless otherwise terminated in accordance with the terms of the TSA. The TSA may be terminated (1) immediately by the Company or Wells REF for Cause (as defined in the TSA) or (2) by the Company or Wells REF upon 60 days’ written notice for any reason. Following the termination of the TSA, Wells REF will not be entitled to continue to receive the Consulting Fee; provided, however, that (1) Wells REF will be entitled to receive from the Company within 30 days after the termination date all unpaid reimbursements of expenses and all earned but unpaid Consulting Fees payable to Wells REF prior to the termination date, and (2) if the Company terminates the TSA without Cause prior to June 30, 2014, Wells REF will be entitled to receive the Consulting Fee through June 30, 2014.

Amendment No. 2 to the Preferred Stock Redemption Agreement

Pursuant to the Master Agreement, on October 25, 2013, the Company, Wells REF, Leo F. Wells, III and Douglas P. Williams entered into Amendment No. 2 to the Preferred Stock Redemption Agreement, (the “Stock Redemption Agreement Amendment No. 2”), pursuant to which the Company agreed to purchase the issued and outstanding shares of the Series A Preferred Stock, $0.01 par value per share, and Series B Preferred Stock, $0.01 par value per share, held by Wells REF for $1,000 per share plus accrued but unpaid distributions through the date immediately preceding the redemption date.

Sublease Agreement

Pursuant to the Master Agreement, Wells REF and CatchMark Timber OP entered into the Sublease on October 25, 2013, pursuant to which CatchMark Timber OP will sublet from Wells REF a portion of the office space located in Norcross, Georgia currently used and occupied by Wells REF. The term of the Sublease commenced on October 25, 2013, and will terminate on March 31, 2014; provided that CatchMark Timber OP may terminate the Sublease upon ten business days’ written notice to Wells REF. CatchMark Timber OP will pay Wells REF a monthly rent of $5,961 pursuant to the Sublease, provided that no rent will be payable by our operating partnership for October, November and December 2013.

Agreement of Limited Partnership

Redemption of Special Partnership Units. Pursuant to the Master Agreement and upon the termination of the Advisory Agreement, the special limited partnership units held by Wells TIMO were redeemed by CatchMark Timber OP on October 25, 2013. Wells TIMO did not receive any consideration in connection with the redemption of its special limited partnership units.

Purchase of Common Partnership Units. Pursuant to the Master Agreement, on October 25, 2013, CatchMark LP Holder, the Company’s wholly owned subsidiary, purchased all of Wells TIMO’s common limited partnership units for an aggregate purchase price of $1,312.

Amended and Restated Agreement of Limited Partnership. On October 25, 2013, the Company entered into an amended and restated agreement of limited partnership of CatchMark Timber OP (the “Amended Partnership Agreement”) with CatchMark LP Holder. Under the Amended Partnership Agreement, CatchMark LP Holder replaces Wells TIMO as the sole limited partner of CatchMark Timber OP and removes the provisions relating to our former advisor and the issuance and redemption of the special limited partnership units. In all other respects, the Amended Partnership Agreement contains the same terms and conditions as the third amended and restated agreement of limited partnership dated August 5, 2009.

Executive Compensation Arrangements

Employment Agreements. On October 30, 2013, CatchMark Timber Trust entered into an employment agreement with each of Messrs. Barag, Rasor and Davis, the terms of which commenced on October 25, 2013 and will terminate on December 31, 2017 for each of the executives. Each of the agreements provides for an automatic one-year renewal period, unless either party provides notice to the other of its intent not to renew the agreement. The employment agreements provide for a base salary of $325,000, $305,000, and $305,000, for each of Messrs. Barag, Rasor and Davis, respectively. Pursuant to the employment agreements, CatchMark Timber Trust will provide or pay for health benefits for each of the executives, and the executives are entitled to participate in all incentive, savings and retirement plans and programs available to senior executives of CatchMark Timber Trust.

The employment agreements provide for certain severance benefits if the executive’s employment is terminated by CatchMark Timber Trust without cause or if the executive resigns for good reason, as follows:

•

severance equal to two times his then-current base salary, payable in installments over a 24-month period, or, if the termination occurs during the period commencing 90 days prior to a change in control and concluding on the one-year anniversary of a change in control, severance equal to three times his then-current base salary, payable in a single lump sum;

•

for Messrs. Barag and Davis, monthly payments for 18 months equal to the excess of (i) the COBRA cost of group health benefits over (ii) the active employee rate for such coverage, except that CatchMark Timber Trust’s obligation to provide this benefit will end if the executive becomes employed by another employer that provides him with group health benefits and for Mr. Rasor, 18 monthly payments of $1,413; and

•

expiration of the restrictions on the executive’s outstanding equity awards that expire solely on the executive’s continuous service with CatchMark Timber Trust, accelerated vesting of all of the executive’s outstanding equity awards that vest based on continuous service with CatchMark Timber Trust, and, to the extent any awards held by the executive are exercisable in nature, the executive may exercise such awards through the end of the term of such award.

Equity Awards. The following chart summarizes the equity awards that Messrs. Barag, Rasor and Davis will receive in connection with the commencement of their employment with CatchMark Timber Trust.

	Time-Based Restricted Shares (1)	Performance-Based Restricted Shares (2)	IPO RSUs (3)
Mr. Barag	13,200	19,800	39,000
Mr. Rasor	10,400	15,600	26,000
Mr. Davis	10,400	15,600	26,000

(1)	The restricted shares vest in approximately equal annual installments on each of December 31, 2014, December 31, 2015, December 31, 2016, and December 31, 2017, subject to the executive’s continued employment with CatchMark Timber Trust on each vesting date, or on the earlier occurrence of a change in control or the executive’s termination of employment (i) by CatchMark Timber Trust without cause, (ii) by the executive for good reason, or (iii) by reason of the executive’s death or disability.

(2)	The number of restricted shares earned will be based upon achievement of performance goals for 2014 to be established by the Compensation Committee, and the earned shares will vest on each of December 31, 2014, December 31, 2015, December 31, 2016 and December 31, 2017, subject to the executive’s continued employment with CatchMark Timber Trust on each vesting date. In the event of a change in control, these shares will vest as of the date of the change in control.

(3)	The restricted stock units will vest and convert to shares of Class A common stock on the closing date of this offering, subject to the executive’s continued employment with CatchMark Timber Trust on such date.

Amended and Restated Long-Term Incentive Plan

On October 24, 2013, the Company’s board of directors approved the Amended and Restated CatchMark Timber Trust, Inc. 2005 Long-Term Incentive Plan (the “Plan”), effective on October 25, 2013, to (i) increase the number of shares of common stock available for issuance thereunder to 1,150,000 shares of Class A common stock and 50,000 shares of each of the Class B-1, Class B-2 and Class B-3 common stock, (ii) extend the term of the Plan to October 25, 2023, (iii) incorporate into the plan document previously-approved, stand-alone amendments and (iv) make certain additional ministerial changes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CatchMark Timber Trust, Inc.:

We have audited the accompanying consolidated balance sheets of CatchMark Timber Trust, Inc., formerly Wells Timberland REIT, Inc., and its subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CatchMark Timber Trust, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

March 13, 2013

(September 23, 2013, as to the effects of the change of the name of the Company described in Note 14 and October 25, 2013, as to the effects of the ten-to-one reverse stock split and stock dividend described in Note 1)

CATCHMARK TIMBER TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
Assets:
Cash and cash equivalents	$11,221,092	$6,848,973
Restricted cash and cash equivalents	2,050,063	6,762,246
Accounts receivable	658,355	644,622
Prepaid expenses and other assets	1,098,268	499,188
Deferred financing costs, less accumulated amortization of $58,626 and $809,158 as of December 31, 2012 and 2011, respectively	1,311,770	1,672,550
Timber assets, at cost (Note 3):
Timber and timberlands, net	333,805,295	328,561,850
Intangible lease assets, less accumulated amortization of $841,686 and $703,675 as of December 31, 2012 and 2011, respectively	115,399	333,178

Total assets	$350,260,242	$345,322,607

Liabilities:
Accounts payable and accrued expenses	1,689,288	1,918,281
Due to affiliates (Note 12)	1,326,255	28,960,573
Other liabilities	4,801,387	2,609,809
Note payable and line of credit (Note 4)	132,356,123	122,025,672

Total liabilities	140,173,053	155,514,335
Commitments and Contingencies (Note 6)	—	—
Stockholders’ Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized:
Series A preferred stock, $1,000 liquidation preference; 27,585 and 27,844 shares issued and outstanding as of December 31, 2012 and 2011, respectively	36,476,063	36,539,548
Series B preferred stock, $1,000 liquidation preference; 9,807 and 9,904 shares issued and outstanding as of December 31, 2012 and 2011, respectively	12,123,992	12,145,951
Class A Common stock, $0.01 par value; 889,500,000 shares authorized; 3,180,063 and 31,146,527	31,801	31,466
Class B-1 common stock, $0.01 par vale; 3,500,000 shares authorized; 3,180,063 and 3,146,528 shares issued and outstanding as of December 31, 2012 and 2011, respectively	31,801	31,466
Class B-2 common stock, $0.01 par vale; 3,500,000 shares authorized; 3,180,063 and 3,146,528 shares issued and outstanding as of December 31, 2012 and 2011, respectively	31,801	31,465
Class B-3 common stock, $0.01 par vale; 3,500,000 shares authorized; 3,180,062 and 3,146,527 shares issued and outstanding as of December 31, 2012 and 2011, respectively	31,800	31,465
Additional paid-in capital	301,538,949	271,617,462
Accumulated deficit and distributions	(139,491,344)	(130,620,551)
Accumulated other comprehensive loss	(687,674)	—

Total stockholders’ equity	210,087,189	189,808,272

Total liabilities and stockholders’ equity	$350,260,242	$345,322,607

See accompanying notes.

CATCHMARK TIMBER TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2012	2011	2010
Revenues:
Timber sales	$30,510,536	$35,533,916	$41,404,319
Timberland sales	10,972,440	1,740,586	2,267,887
Other revenues	2,716,803	2,743,325	3,909,938

	44,199,779	40,017,827	47,582,144
Expenses:
Contract logging and hauling costs	15,798,776	20,098,781	21,085,412
Depletion	11,677,229	11,759,282	14,338,444
Cost of timberland sales	7,849,652	1,332,775	1,557,779
Advisor fees and expense reimbursements	3,720,000	3,324,154	6,130,749
Forestry management fees	2,271,201	2,576,562	2,813,729
General and administrative expenses	2,205,143	2,127,940	2,011,395
Land rent expense	1,575,443	2,217,313	2,190,514
Other operating expenses	2,801,934	2,653,225	2,915,083

	47,899,378	46,090,032	53,043,105

Operating loss	(3,699,599)	(6,072,205)	(5,460,961)
Other income (expense):
Interest income	1,638	2,287	5,661
Interest expense	(5,049,255)	(5,435,948)	(8,560,293)
Loss on interest rate swap	(123,516)	(439,497)	(1,794,127)

	(5,171,133)	(5,873,158)	(10,348,759)

Net loss	(8,870,732)	(11,945,363)	(15,809,720)
Dividends to preferred stockholder	(373,992)	(1,556,675)	(3,708,380)

Net loss available to common stockholders	$(9,244,724)	$(13,502,038)	$(19,518,100)

Per-share information—basic and diluted:
Net loss available to common stockholders	$(0.73)	$(1.18)	$(2.14)

Weighted-average common shares outstanding—basic and diluted	12,741,822	11,395,632	9,122,648

See accompanying notes.

CATCHMARK TIMBER TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2012	2011	2010
Net loss	$(8,870,732)	$(11,945,363)	$(15,809,720)
Other comprehensive loss:
Market value adjustment to interest rate swap	(687,674)	—	—

Comprehensive loss	$(9,558,406)	$(11,945,363)	$(15,809,720)

See accompanying notes.

CATCHMARK TIMBER TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Class A Common Stock		Class B Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit and Distributions	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2009	1,946,003	$19,460	5,838,009	$58,380	43,628	$50,940,352	$167,744,630	$(91,238,012)	$—	$127,524,810
Issuance of common stock	551,971	5,520	1,655,913	16,559	—	—	54,801,719	—	—	54,823,798
Issuance of stock dividends	60,587	606	181,760	1,818	—	—	6,275,981	(6,278,626)	—	(221)
Redemptions of common stock	(8,689)	(87)	(26,066)	(261)	—	—	(859,207)	—	—	(859,555)
Dividends on preferred stock	—	—	—	—	—	3,708,380	(3,708,380)	—	—	—
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	—	—	(4,072,095)	—	—	(4,072,095)
Other offering costs	—	—	—	—	—	—	(550,958)	—	—	(550,958)
Placement and structuring agent fees	—	—	—	—	—	—	(396,374)	—	—	(396,374)
Net loss	—	—	—	—	—	—	—	(15,809,720)	—	(15,809,720)

Balance, December 31, 2010	2,549,872	$25,499	7,649,616	$76,496	43,628	$54,648,732	$219,235,316	$(113,326,358)	—	$160,659,685
Issuance of common stock	550,153	5,502	1,650,459	16,505	—	—	54,974,950	—	—	54,996,957
Issuance of stock dividends	55,763	558	167,290	1,673	—	—	5,346,820	(5,348,830)	—	221
Redemptions of common stock	(9,261)	(93)	(27,782)	(278)	—	—	(892,530)	—	—	(892,901)
Dividends on preferred stock	—	—	—	—	—	1,556,675	(1,556,675)	—	—	—
Redemptions of preferred stock	—	—	—	—	(5,880)	(7,519,908)	—	—	—	(7,519,908)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	—	—	(4,836,283)	—	—	(4,836,283)
Other offering costs	—	—	—	—	—	—	(654,136)	—	—	(654,136)
Net loss	—	—	—	—	—	—	—	(11,945,363)	—	(11,945,363)

Balance, December 31, 2011	3,146,527	$31,466	9,439,583	$94,396	37,748	$48,685,499	$271,617,462	$(130,620,551)	—	$189,808,272
Issuance of common stock	41,444	414	124,331	1,243	—	—	4,133,145	(61)	—	4,134,741
Redemptions of common stock	(7,908)	(79)	(23,726)	(237)	—	—	(742,799)	—	—	(743,115)
Dividends on preferred stock	—	—	—	—	—	373,992	(373,992)	—	—	—
Redemptions of preferred stock	—	—	—	—	(356)	(459,436)	—	—	—	(459,436)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	—	—	(361,364)	—	—	(361,364)
Other offering costs	—	—	—	—	—	—	(48,752)	—	—	(48,752)
Write-off of due to affiliates	—	—	—	—	—	—	27,315,249	—	—	27,315,249
Net loss	—	—	—	—	—	—	—	(8,870,732)	—	(8,870,732)
Market value adjustment to interest rate	—	—	—	—	—	—	—	—	(687,674)	(687,674)

Balance, December 31, 2012	3,180,063	$31,801	9,540,188	$95,402	37,392	$48,600,055	$301,538,949	$(139,491,344)	$(687,674)	$210,087,189

See accompanying notes.

CATCHMARK TIMBER TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2012	2011	2010
Cash Flows from Operating Activities:
Net loss	$(8,870,732)	$(11,945,363)	$(15,809,720)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depletion	11,677,229	11,759,282	14,338,444
Unrealized gain on interest rate swaps	(847,743)	(531,512)	(2,271,093)
Other amortization	275,929	216,700	206,750
Stock-based compensation expense	28,333	21,667	—
Noncash interest expense	1,731,310	468,157	1,208,858
Basis of timberland sold	7,187,733	1,172,241	1,392,900
Basis of timber on terminated leases	—	—	26,850
Basis of casualty loss	25,541	91,061	—
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(13,733)	207,605	140,523
(Increase) decrease in prepaid expenses and other	(580,259)	127,700	63,708
Decrease in accounts payable and accrued expenses	(228,993)	(756,676)	(137,766)
(Decrease) increase in due to affiliates	(153,941)	3,103,841	6,146,259
Increase in other liabilities	1,195,196	637,428	(151,196)

Net cash provided by operating activities	11,425,870	4,572,131	5,154,517
Cash Flows from Investing Activities:
Investment in timber, timberland, and related assets	(23,054,602)	(1,626,550)	(1,040,927)
Funds released from escrow accounts	4,712,183	1,090,517	102,938

Net cash used in investing activities	(18,342,419)	(536,033)	(937,989)
Cash Flows from Financing Activities:
Proceeds from CoBank loan	133,000,000	—	—
Proceeds from Mahrt loan	—	—	211,000,000
Financing costs paid	(1,370,396)	(273,788)	(2,207,920)
Repayment of senior loan	—	—	(201,852,588)
Repayment of mezzanine loan	—	—	(14,988,709)
Repayment of Mahrt loan	(122,025,672)	(46,814,920)	(42,159,408)
Repayment of CoBank loan	(643,877)	—	—
Issuance of common stock	4,062,647	54,511,310	54,463,267
Redemptions of common stock	(743,115)	(892,901)	(859,555)
Redemptions of preferred stock	(356,000)	(5,880,000)	—
Dividends paid on preferred stock redeemed	(103,436)	(1,639,908)	—
Commissions on stock sales and related dealer-manager fees paid	(447,744)	(4,266,801)	(3,726,916)
Other offering costs paid	(83,739)	(625,820)	(429,501)
Placement and structuring agent fees paid	—	(93,264)	(303,109)

Net cash provided by (used in) financing activities	11,288,668	(5,976,092)	(1,064,439)

Net increase (decrease) in cash and cash equivalents	4,372,119	(1,939,994)	3,152,089
Cash and cash equivalents, beginning of period	6,848,973	8,788,967	5,636,878

Cash and cash equivalents, end of period	$11,221,092	$6,848,973	$8,788,967

See accompanying notes.

CATCHMARK TIMBER TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011, AND 2010

1. Organization

CatchMark Timber Trust Inc. (the “Company”), formerly known as Wells Timberland REIT, Inc., was formed on September 27, 2005 as a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. The Company engages in the ownership and management of timberland located in the southeastern United States. Substantially all of the Company’s business is conducted through CatchMark Timber Operating Partnership, L.P. (“CatchMark OP”), formerly Wells Timberland Operating Partnership, L.P., a Delaware limited partnership formed on November 9, 2005, of which the Company is the sole general partner, possesses full legal control and authority over its operations, and owns 99.99% of its common partnership units. Wells Timberland Management Organization, LLC (“Wells TIMO”), a wholly owned subsidiary of Wells Capital, Inc. (“Wells Capital”), is the sole limited partner of CatchMark OP. In addition, CatchMark OP formed CatchMark TRS, Inc. (“CatchMark TRS”), formerly known as Wells Timberland TRS, Inc., a wholly owned subsidiary organized as a Delaware corporation, on January 1, 2006 (see Note 2). Unless otherwise noted, references herein to the Company shall include CatchMark Timber Trust, Inc. and all of its subsidiaries, including CatchMark OP, and the subsidiaries of CatchMark OP, and CatchMark TRS. Under an agreement (the “Advisory Agreement”), Wells TIMO performs certain key functions on behalf of the Company and CatchMark OP, including, among others, the investment of capital proceeds and management of day-to-day operations (see Note 12).

As of December 31, 2012, the Company owned approximately 246,300 acres of timberland and held long-term leasehold interests in approximately 42,500 acres of additional timberland, all of which is located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia (the “Mahrt Timberland”). The Company acquired the Mahrt Timberland on October 9, 2007. The Company generates a substantial portion of its revenues from selling timber and the right to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales, selling higher-and-better-use timberland, and leasing land-use rights to third parties.

On October 24, 2013, the Company effected a ten-to-one reverse stock split of its common stock outstanding. On October 25, 2013, the Company declared a stock dividend pursuant to which each then outstanding share of its common stock received:

•	One share of Class B-1 Common Stock; plus

•	One share of Class B-2 Common Stock; plus

•	One share of Class B-3 Common Stock.

In connection with the stock split, the Company redesignated its then outstanding common stock as “Class A Common Stock.” These transactions are referred to as the “Recapitalization.” Class B-1 Common Stock, Class B-2 Common Stock and Class B-3 Common Stock are collectively referred to as the Company’s “Class B Common Stock,” while Class A and Class B Common Stock are collectively referred to as the Company’s “common stock.” The Company intends to list its Class A Common Stock on the New York Stock Exchange, or NYSE (the “Listing”). The Company’s Class B Common Stock will be identical to its Class A Common Stock except that (i) the Company does not intend to list its Class B Common Stock on a national securities exchange and (ii) shares of the Company’s Class B Common Stock will convert automatically into shares of its Class A

Common Stock at specified times. Subject to the provisions of the Company’s charter, shares of Class B-1, Class B-2 and Class B-3 Common Stock will convert automatically into shares of the Company’s Class A Common Stock six months following the Listing, no later than 12 months following the Listing and no later than 18 months following the Listing, respectively. On the 18-month anniversary of the Listing, all shares of the Company’s Class B Common Stock will have converted into the Company’s Class A Common Stock. Each share of Class A Common Stock and Class B Common Stock participates in distributions equally. All common stock share and per share data included in these consolidated financial statements give retroactive effect to the Recapitalization.

On August 11, 2006, the Company commenced its initial public offering (the “Initial Public Offering”) of up to 34.0 million shares of common stock, of which 30.0 million shares were offered in the primary offering for $25.00 per share and 4.0 million shares were reserved for issuance through the Company’s distribution reinvestment plan (“DRP”). The Company stopped offering shares for sale under the Initial Public Offering on August 11, 2009. The Company raised gross offering proceeds of approximately $174.9 million from the sale of approximately 7.0 million shares under the Initial Public Offering.

On August 6, 2009, the Company commenced its follow-on offering (the “Follow-On Offering”, and together with the Initial Public Offering, the “Public Offerings”) of up to 88.4 million shares of common stock, of which 80.0 million shares were offered in a primary offering for $25.00 per share and 8.4 million shares of common stock were reserved for issuance through the Company’s DRP for $23.88 per share. Effective December 31, 2011, the Company ceased offering shares for sale under the Follow-On Offering. From January 1, 2012 to February 13, 2012, the Company accepted $4.1 million of additional gross offering proceeds from the sale of approximately 0.2 million additional shares under the Follow-On Offering, which sales were agreed to by the investor on or before December 31, 2011. On March 15, 2012, the Company withdrew from registration the unsold primary offering shares. The Company raised gross offering proceeds of approximately $123.8 million from the sale of approximately 5.0 million shares under the Follow-On Offering.

The Company offered up to approximately 4.6 million shares of its common stock, of which approximately 4.2 million shares were offered in a primary offering to non-U.S. persons at a price per share of $24.13, and up to approximately 0.4 million shares of common stock were reserved for issuance through an unregistered distribution reinvestment plan at a price per share equal to $23.88 (the “2010 German Offering”). The 2010 German Offering closed on August 6, 2011 and the Company raised approximately $8.5 million from the sale of approximately 0.4 million shares in the 2010 German Offering.

The Company raised gross offering proceeds from the sale of common stock under the Public Offerings and the 2010 German Offering of approximately $307.2 million. After deductions for payments of selling commissions and dealer-manager fees of approximately $24.7 million, other organization and offering expenses of approximately $1.4 million, approximately $0.4 million in placement and structuring agent fees, and common stock redemptions of approximately $2.6 million under the share redemption plan (“SRP”), the Company had received aggregate net offering proceeds of approximately $278.1 million, which was used to partially fund the Mahrt Timberland acquisition, service acquisition-related debt, redeem shares of its preferred stock, and fund accrued dividends on redeemed shares of preferred stock.

The Company’s common stock is not listed on a national securities exchange. The Company’s charter requires that in the event its common stock is not listed on a national securities exchange by August 11, 2018, the Company must either (i) seek stockholder approval of an extension or amendment of this listing deadline or (ii) seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. In the event that the Company seeks stockholder approval for an extension or amendment to this listing date and does not obtain it, the Company will then be required to seek stockholder approval to liquidate. In this circumstance, if the Company seeks and does not obtain approval to liquidate, the Company will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and shall include the accounts of any variable interest entity (“VIE”) in which the Company or its subsidiaries is deemed the primary beneficiary. With respect to entities that are not VIEs, the Company’s consolidated financial statements shall also include the accounts of any entity in which the Company or its subsidiaries owns a controlling financial interest and any limited partnership in which the Company or its subsidiaries owns a controlling general partnership interest. In determining whether a controlling interest exists, the Company considers, among other factors, the ownership of voting interests, protective rights, and participatory rights of the investors.

The Company owns controlling financial interests in CatchMark OP and its subsidiaries, including CatchMark TRS, and, accordingly, includes the accounts of these entities in its consolidated financial statements. The financial statements of CatchMark OP and CatchMark TRS are prepared using accounting policies consistent with those used by the Company. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Actual results could differ from those estimates.

Fair Value Measurements

The Company estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the accounting standard for fair value measurements and disclosures. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:

Level 1—Assets or liabilities for which the identical term is traded on an active exchange, such as publicly traded instruments or futures contracts.

Level 2—Assets and liabilities valued based on observable market data for similar instruments.

Level 3—Assets or liabilities for which significant valuation assumptions are not readily observable in the market. Such assets or liabilities are valued based on the best available data, some of which may be internally developed. Significant assumptions may include risk premiums that a market participant would require.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts.

Restricted Cash and Cash Equivalents

Cash and cash equivalents were restricted by the terms of the financing agreements entered into by the Company in connection with its acquisition of the Mahrt Timberland (see Note 4). As of December 31, 2012, the restricted cash and cash equivalents balance consisted entirely of cash from operations. As of December 31, 2011, this balance consisted of approximately $2.9 million of cash from operations and $3.9 million of proceeds raised from the sale of common stock under the Follow-On Offering.

Accounts Receivable

Accounts receivable are recorded at the original amount earned, net of allowances for doubtful accounts, which approximates fair value. Accounts receivable are deemed past due based on their respective payment terms. Management assesses the realizability of accounts receivable on an ongoing basis and provides for allowances as such balances, or portions thereof, become uncollectible. As of December 31, 2012, 2011, and 2010, no allowances have been provided against accounts receivable.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are primarily comprised of prepaid rent, prepaid insurance, and prepaid operating costs. Prepaid expenses are expensed as incurred or reclassified to other asset accounts upon being put into service in future periods. Balances without future economic benefit are written off as they are identified.

Deferred Financing Costs

Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized using the effective interest method over the terms of the related financing arrangements. The Company recognized amortization of deferred financing costs for the years ended December 31, 2012, 2011, and 2010 of approximately $1.7 million, $0.5 million, and $1.2 million, respectively, which is included in interest expense in the accompanying consolidated statements of operations.

Timber Assets

Timber and timberlands, including logging roads, are stated at cost less accumulated depletion for timber harvested and accumulated road amortization. The Company capitalizes timber and timberland purchases. Reforestation costs, including all costs associated with stand establishment, such as site preparation, costs of seeds or seedlings, planting, fertilization and herbicide application, are capitalized. Timber carrying costs, such as real estate taxes, insect control, wildlife control, leases of timberlands, and forestry management personnel salaries and fringe benefits, are expensed as incurred. Costs of major roads are capitalized and amortized over their estimated useful lives. Costs of roads built to access multiple logging sites over numerous years are capitalized and amortized over seven years. Costs of roads built to access a single logging site are expensed as incurred.

Depletion

Depletion, or costs attributed to timber harvested, is charged against income as trees are harvested. Fee-simple timber tracts owned longer than one year and similarly managed are pooled together for depletion calculation purposes. Depletion rates are determined at least annually by dividing (a) the sum of (i) net carrying value of the timber, which equals the original cost of the timber less previously recorded depletion, and (ii) capitalized silviculture costs incurred and the projected silviculture costs, net of inflation, to be capitalized over the harvest cycle, by (b) the total timber volume estimated to be available over the harvest cycle. The harvest cycle for the Mahrt Timberland is 30 years. The capitalized silviculture cost is limited to the expenditures that relate to establishing stands of timber. For each fee timber tract owned less than one year, depletion rates are generally determined by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Depletion rates for leased timber tracts, which are generally limited to one harvest, are calculated by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with timberland sales. No book basis is allocated to the sale of conservation easements.

Evaluating the Recoverability of Timber Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of the timber assets in which the Company has an ownership interest may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of timber assets may not be recoverable, the Company assesses the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. Impairment losses would be recognized for (i) long-lived assets used in the Company’s operations when the carrying value of such assets exceeds the undiscounted cash flows estimated to be generated from the future operations of those assets, and (ii) long-lived assets held for sale when the carrying value of such assets exceeds an amount equal to their fair value less selling costs. Estimated fair values are calculated based on the following information in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. The Company intends to use one harvest cycle for the purpose of evaluating the recoverability of timber and timberlands used in its operations. Future cash flow estimates are based on discounted probability-weighted projections for a range of possible outcomes. The Company considers assets to be held for sale at the point at which a sale contract is executed and the buyer has made a non-refundable earnest money deposit against the contracted purchase price. The Company has determined that there has been no impairment of its long-lived assets to date.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of timberland properties, the Company allocates the purchase price to tangible assets, consisting of timberland and timber, and identified intangible assets and liabilities, which may include values associated with in-place leases or supply agreements, based in each case on management’s estimate of their fair values. The fair values of timberland and timber are determined based on available market information and estimated cash flow projections that utilize appropriate discount factors and capitalization rates. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The values are then allocated to timberland and timber based on management’s determination of the relative fair value of these assets.

Intangible Lease Assets

In-place ground leases with the Company as the lessee have value associated with effective contractual rental rates that are below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) management’s estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized below-market in-place lease values are recorded as intangible lease assets and are amortized as adjustments to land rent expense over the weighted-average remaining term of the respective leases.

Fair Value of Debt Instruments

The Company applied the provisions of the accounting standard for fair value measurements and disclosures in estimations of fair value of its debt instruments based on Level 2 assumptions. The fair value of the outstanding note payable was estimated based on discounted cash flow analysis using the current market borrowing rates for similar types of borrowing arrangements as of the measurement date. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

Preferred Stock

The proceeds from issued and outstanding shares of preferred stock and dividends payable on preferred stock are recorded as preferred stock. See Note 9.

Common Stock

The par value of the Company’s issued and outstanding shares of common stock is recorded as common stock. The remaining gross proceeds are recorded as additional paid-in capital.

Stock Dividends

Stock dividends are assigned a value based on share offering prices under the Company’s respective offerings and recorded within accumulated deficit and distributions. The par value of a stock dividend declared and issued is recorded as common stock and the remaining value is recorded as additional paid-in capital. The par value of a stock dividend declared but not issued is recorded as other liabilities in the accompanying consolidated balance sheets and the remaining value is recorded as additional paid-in capital. Basic and diluted per-share information presented in the accompanying consolidated statements of operations is retroactively adjusted for all periods presented to reflect the impact of the additional shares of common stock issued and outstanding as a result of a stock dividend.

Interest Rate Swaps

The Company has entered into interest rate swap contracts to mitigate its exposure to changing interest rates on variable rate debt instruments. The Company does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. The fair values of interest rate swaps are recorded as either prepaid expenses and other assets or other liabilities in the accompanying consolidated balance sheets. Changes in the fair value of the effective portion of interest rate swaps that are designated as hedges are recorded as other comprehensive income (loss), while changes in the fair value of the ineffective portion of hedges, if any, are recognized in current earnings. Changes in the fair value of interest rate swaps that do not qualify for hedge accounting treatment are recorded as gain (loss) on interest rate swap in the consolidated statements of operations. Amounts received or paid under interest rate swaps are recorded as interest expense for contracts that qualify for hedge accounting treatment and as gain (loss) on interest rate swaps for contracts that do not qualify for hedge accounting treatment.

The Company applied the provisions of the accounting standard for fair value measurements and disclosures in recording its interest rate swaps at fair value. The fair values of interest rate swaps, classified under Level 2, were determined using a third-party proprietary model that is based on prevailing market data for contracts with matching durations, current and anticipated London Interbank Offered Rate (“LIBOR”) information, consideration of the Company’s credit standing, credit risk of counterparties, and reasonable estimates about relevant future market conditions.

The following table presents information about the Company’s interest rate swaps measured at fair value as of December 31, 2012 and 2011:

		Estimated Fair Value as of
Instrument Type	Balance Sheet Classification	12/31/2012	12/31/2011
Derivatives designated as hedging instruments:
Interest rate swap contract	Other liabilities	$687,674	$—
Derivatives not designated as hedging instruments:
Interest rate swap contract	Other liabilities	$128,934	$976,677

For additional information about the Company’s interest rate swaps, see Note 5.

Revenue Recognition

Revenue from the sale of timber is recognized when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) legal ownership and the risk of loss are transferred to the purchaser, (iii) price and quantity are determinable, and (iv) collectability is reasonably assured. The Company’s primary sources of revenue are recognized as follows:

(1) For delivered sales contracts, which include amounts sufficient to cover costs of logging and hauling of timber, revenues are recognized upon delivery to the customer.

(2) For pay as cut contracts, the purchaser acquires the right to harvest specified timber on a tract, at an agreed-upon price per unit. Payments and contract advances are recognized as revenue as the timber is harvested based on the contracted sale rate per unit.

(3) Revenues from the sale of HBU and nonstrategic timberlands are recognized when title passes and full payment or a minimum down payment is received and full collectability is assured. If a down payment of less than the minimum down payment is received at closing, the Company will record revenue based on the installment method.

(4) For recreational leases, rental income collected in advance is recorded as other liabilities in the accompanying consolidated balance sheets until earned over the term of the respective recreational lease and recognized as other revenue.

In addition to the sources of revenue noted above, the Company also may enter into lump-sum sale contracts, whereby the purchaser generally pays the purchase price upon execution of the contract. Title to the timber and risk of loss transfers to the buyer at the time the contract is consummated. Revenues are recognized upon receipt of the purchase price. When the contract expires, ownership of the remaining standing timber reverts to the Company; however, adjustments are not made to the revenues previously recognized. Any extensions of time will be negotiated under a new or amended contract.

Stock-based Compensation

The Company recognizes the fair value of stock options granted to directors or employees over the respective weighted-average vesting periods by charging general and administrative expenses and recording additional paid-in capital. Upon the issuance of restricted stock, the Company records the par value of $0.01 per share as common stock and additional paid-in capital. The fair value of the restricted stock as of the date of award is recognized over the respective vesting periods by charging general and administrative expenses and recording additional paid-in capital.

Earnings Per Share

Basic earnings (loss) per share available to common stockholders is calculated as net income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Net income (loss) available to common stockholders is calculated as net income (loss) less dividends payable to or accumulated to preferred stockholders. Diluted earnings (loss) per share available to common stockholders equals basic earnings per share available to common stockholders, adjusted to reflect the dilution that would occur if all outstanding securities convertible into common shares or contracts to issue common shares were converted or exercised and the related proceeds are then used to repurchase common shares.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and has operated as such beginning with its taxable year ended December 31, 2009. To qualify to be taxed as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its ordinary taxable income to its stockholders. As a REIT, the Company generally is not subject to federal income tax on taxable income it distributes to stockholders. The Company is subject to certain state and local taxes related to the operations of timberland properties in certain locations, which have been provided for in the accompanying consolidated financial statements. The Company records interest and penalties related to uncertain tax positions as general and administrative expense in the accompanying consolidated statements of operations.

The Company has elected to treat CatchMark TRS as a taxable REIT subsidiary. The Company may perform certain non-customary services, including real estate or non-real-estate related services, through CatchMark TRS. Earnings from services performed through CatchMark TRS are subject to federal and state income taxes irrespective of the dividends paid deduction available to REITs for federal income tax purposes. In addition, for the Company to continue to qualify to be taxed as a REIT, the Company’s investment in CatchMark TRS and the value of any non-real estate assets may not exceed 25% of the value of the total assets of the Company.

Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Deferred tax expense or benefit is recognized in the financial statements according to the changes in deferred tax assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized.

No provision for federal income taxes has been made in the accompanying consolidated financial statements, other than the provision relating to CatchMark TRS, as the Company did not generate taxable income for the periods presented. See Note 13 for more information.

Business Segments

The Company owns interests in approximately 288,800 acres of timberland located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia. The Company operates in a single reporting segment, and the presentation of the Company’s financial condition and performance is consistent with the way in which the Company’s operations are managed.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 converges the GAAP and International Financial Reporting Standards definition of “fair value”, the requirements for measuring amounts at fair value, and disclosures about these measurements. The update does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption of ASU 2011-04 was effective for the Company for the period beginning January 1, 2012. The adoption of ASU 2011-04 has not had a material impact on the Company’s financial statements or disclosures.

In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The adoption of ASU 2011-05 was effective for the Company for the period beginning January 1, 2012. In February 2013, the FASB issued Accounting Standards Update 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires an entity to disclose information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to disclose significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount reclassified to net income in its entirety in the same reporting period is required under GAAP. For amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. ASU 2013-02 will be effective for the Company for the period beginning January 1, 2013. The adoption of ASU 2011-05 and ASU 2013-02 have not had a material impact on the Company’s financial statements or disclosures.

Reclassifications

Certain prior period amounts, as reported, have been reclassified to conform with the current period financial statement presentation.

3. Timber Assets

Timber and Timberlands

As of December 31, 2012 and 2011, timber and timberlands consisted of the following, respectively:

	As of December 31, 2012
	Gross	Accumulated Depletion or Amortization	Net
Timber	$161,878,914	$11,677,229	$150,201,685
Timberlands	183,349,545	—	183,349,545
Mainline roads	428,688	174,623	254,065

Timber and timberlands	$345,657,147	$11,851,852	$333,805,295

	As of December 31, 2011
	Gross	Accumulated Depletion or Amortization	Net
Timber	$175,512,118	11,759,282	$163,752,836
Timberlands	164,550,798	—	164,550,798
Mainline roads	376,406	118,190	258,216

Timber and timberlands	$340,439,322	$11,877,472	$328,561,850

The timber and timberlands shown above reflect the Mahrt Timberland, which the Company acquired on October 9, 2007 for a purchase price of approximately $400.0 million, exclusive of closing costs. On September 28, 2012, the Company acquired approximately 30,000 acres of timberland (the “Property”) for a purchase price of approximately $20.5 million, exclusive of closing costs. The Company had previously held long-term leasehold interest in the Property, which is located within the Mahrt Timberland. In addition, the Company paid $2.0 million to buy out a third party’s interest in approximately 14,400 acres of timberland, including 12,400 acres within the Property and 2,000 acres where the Company continues to hold long-term leasehold interests. The Company will also make annual payments on approximately 8,300 acres of the Property at a per-acre rate equal to the then-current lease rate to the seller through May 2022. The estimated net present value of the liability was approximately $1.2 million and was recorded in other liabilities in the accompanying consolidated balance sheets. The acquisition was funded with cash on-hand and debt financing (see Note 4). During 2011, the Company acquired fee-simple interest in approximately 1,400 acres of timberland in which it previously held leasehold interests for approximately $1.0 million, exclusive of closing costs.

During the years ended December 31, 2012, 2011, and 2010, the Company sold approximately 6,020 acres, 1,130 acres, and 1,170 acres of timberland, respectively, for approximately $11.0 million, $1.7 million, and $2.3 million, respectively. The Company’s cost basis in the timberland sold for these years was approximately $7.2 million, $1.2 million, and $1.4 million, respectively.

As of December 31, 2012, the Mahrt Timberland consisted of approximately 288,800 acres of timberland, including 246,300 acres of timberland held in fee-simple interests and approximately 42,500 acres of timberland held in leasehold interests. As of December 31, 2012, the Mahrt Timberland contained approximately 10.1 million tons of merchantable timber inventory, including approximately 6.0 million tons of pulpwood, 2.1 million tons of chip-n-saw, and 2.0 million tons of sawtimber.

Intangible Lease Assets

Upon the acquisition of Mahrt Timberland, the Company allocated the purchase price to tangible assets, consisting of timberland and timber, and intangible assets, consisting of below-market in-place ground leases for which the Company is the lessee. The capitalized below-market in-place lease values are recorded as intangible lease assets and are amortized as adjustments to land rent expense over the weighted-average remaining term of the respective leases. The Company had net below-market lease assets of approximately $0.1 million and $0.3 million as of December 31, 2012 and 2011, respectively, and recognized amortization of this asset of approximately $0.2 million in both 2012 and 2011.

As of December 31, 2012, below-market lease assets will be amortized as follows:

For the years ending December 31,
2013	$85,766
2014	3,521
2015	3,521
2016	3,521
2017	3,521
Thereafter	15,549

$115,399

As of December 31, 2012, the remaining weighted-average amortization period over which below-market lease assets will be amortized is three years.

4. Note Payable and Line of Credit

On September 28, 2012, the Company entered into a first mortgage loan agreement (the “CoBank Loan”) with a syndicate of banks with CoBank, ACB (“CoBank”) serving as administrative agent. The CoBank Loan amended and restated the five-year senior loan agreement for $211.0 million entered into on March 24, 2010 and its amendments (the “Mahrt Loan”).

Under the CoBank Loan, the Company initially can borrow up to $148.0 million in principal, including $133.0 million through a term loan facility (“CoBank Term Loan”) and up to $15.0 million through a revolving credit facility (the “CoBank Revolver”). The Company also has the ability to increase the amount of the CoBank Term Loan by up to $50.0 million (the “CoBank Incremental Loan”) during the term of the CoBank Loan. On August 11, 2018, all outstanding principal, interest, and any fees or other obligations on the CoBank Loan will be due and payable in full. The CoBank Loan is secured by a first mortgage in the Mahrt Timberland, a first priority security interest in all bank accounts held by the Company, and a first priority security interest on all other assets of the Company.

Proceeds of $133.0 million from the CoBank Term Loan were used to pay off the outstanding balance of the Mahrt Loan, fund costs associated with closing the CoBank Loan, and partially fund the Property acquisition (see Note 3). As of December 31, 2012, the outstanding balance of the CoBank Loan was $132.4 million, all of which was outstanding under the CoBank Term Loan.

The CoBank Loan bears interest at an adjustable rate based on, at the option of the Company, either the one-, two-, or three-month LIBOR plus an applicable margin ranging from 2.00% to 2.75% (the “LIBOR Rate”) or at an alternate base rate plus an applicable margin ranging from 1.00% to 1.75% (the “Base Rate”). The Base Rate for any day is, as announced by CoBank on the first business day of each week, as the higher of (a) 1.5% greater than one-month LIBOR or (b) the prime rate as published from time to time in the Eastern Edition of the Wall Street Journal, or, if the Wall Street Journal shall cease publishing the “prime rate” on a regular basis, such other regularly published average prime rate applicable to such commercial banks as is acceptable to the lenders in their reasonable discretion. The margin component of the LIBOR Rate and the Base Rate is based on the loan-to-collateral-value ratio (the “LTV Ratio”), which is expressed as a percentage, of (a) the outstanding principal amount of all loans outstanding, less certain amounts permitted to be set aside under the terms of the CoBank Loan, for working capital and other purposes and any cash balances accumulated to fund distributions or future acquisitions, to (b) the value of the timberland assets, as determined in accordance with the CoBank Loan.

The Company is required to pay a fee on the unused portion of the CoBank Revolver in an amount equal to the daily unused amount of the CoBank Revolver multiplied by a rate equal to (a) 0.375% per annum, if the LTV Ratio is greater than 40%, (b) 0.250% per annum, if the LTV Ratio is equal to or greater than 35% and less than 40%, and (c) 0.200% per annum, if the LTV Ratio is less than 35%.

The CoBank Loan is subject to mandatory prepayment from proceeds generated from dispositions of timberland and lease terminations. The mandatory prepayment excludes (1) the first $4.0 million of cost basis of timberland dispositions in any fiscal year if (a) LTV Ratio calculated on a pro forma basis after giving effect to such disposition does not exceed 40%, and (b) such cost basis is used as permitted under the CoBank Loan; and (2) lease termination proceeds of less than $2.0 million in a single termination until aggregate lease termination proceeds during the term of the CoBank loan exceeds $5.0 million. The Company may make voluntary prepayments at any time without premium or penalty.

The CoBank Loan contains, among others, the following financial covenants:

•	limits the LTV Ratio to 45% at the end of each fiscal quarter and upon the sale or acquisition of any property;

•	requires a fixed-charge coverage ratio of not less than 1.05:1.00 at the end of each fiscal quarter.

The Company believes it was in compliance as of December 31, 2012 and expects to remain in compliance with the financial covenants of the CoBank Loan. Additionally, the CoBank Loan requires funding of an account under the control of CoBank equal to approximately six months of interest on the CoBank Loan during any time the LTV Ratio is 35% or greater, or approximately three months of interest if the LTV Ratio is less than 35%.

Interest Paid and Fair Value of Outstanding Debt

During the years ended December 31, 2012, 2011, and 2010, the Company made the following interest payments on its borrowings:

	2012	2011	2010
Mahrt Loan	$2,533,285	$4,984,171	$6,212,596
CoBank Loan	726,347	—	—
Senior loan	—	—	876,489
Mezzanine loan	—	—	295,281

	$3,259,632	$4,984,171	$7,384,366

As of December 31, 2012 and 2011, the weighted-average interest rate on the aforementioned borrowings, after consideration of the interest rate swap, was 2.62% and 3.71%, respectively. As of December 31, 2012 and 2011, the estimated fair value of the Company’s note payable was approximately $132.4 million and $118.4 million, respectively. The fair value was estimated based on discounted cash flow analysis using the current market borrowing rates for similar types of borrowing arrangements as of the measurement dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

5. Interest Rate Swaps

The Company entered into interest rate swap contracts in order to mitigate its interest rate risk on related financial instruments. The Company does not enter into derivative or interest rate contracts for speculative purposes; however, the Company’s derivatives may not qualify for hedge accounting treatment.

Interest Rate Swap Not Designated as Hedging Instrument

On March 24, 2010, as required by the terms of the Mahrt Loan, the Company entered into an interest rate swap agreement with Rabobank Group (“Rabobank”) to hedge its exposure to changing interest rates on a portion of the Mahrt Loan (the “Rabobank Interest Rate Swap”). The Rabobank Interest Rate Swap is effective from September 30, 2010 to March 28, 2013. Under the terms of the Rabobank Interest Rate Swap, the Company pays interest at a fixed rate of 2.085% per annum and receives variable LIBOR-based interest payments from Rabobank based on the following schedule:

Start Date	End Date	Notional Amount
September 30, 2010	December 30, 2010	$52,500,000
December 30, 2010	March 30, 2011	$49,500,000
March 30, 2011	June 30, 2011	$46,500,000
June 30, 2011	September 30, 2011	$43,500,000
September 30, 2011	December 30, 2011	$67,500,000
December 30, 2011	March 30, 2012	$62,500,000
March 30, 2012	June 29, 2012	$57,500,000
June 29, 2012	September 28, 2012	$50,000,000
September 28, 2012	December 31, 2012	$37,500,000
December 31, 2012	March 28, 2013	$28,500,000

The detail of loss on the Rabobank Interest Rate Swap, which is recorded as loss on interest rate swaps in the accompanying consolidated statements of operations, is provided below for the years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
Noncash gain (loss) on Rabobank Interest Rate Swap	$847,743	$531,512	$2,271,093
Net payments on Rabobank Interest Rate Swap	(971,259)	(971,009)	(4,065,220)

Loss on Rabobank Interest Rate Swap	$(123,516)	$(439,497)	$(1,794,127)

The Company entered into an interest rate swap agreement with Wachovia Bank, N.A., to hedge its exposure to the senior loan’s variable interest rate (the “Wachovia Interest Rate Swap”). The Wachovia Interest Rate Swap was effective on October 16, 2007 and matured on September 30, 2010. Under the terms of the Wachovia Interest Rate Swap, from October 25, 2008 through September 30, 2010, the Company paid interest at a fixed rate of 4.905% per annum and received LIBOR-based interest payments based on $106.0 million. The detail of loss on the Wachovia Interest Rate Swap, which is recorded as loss on interest rate swaps in the accompanying consolidated statements of operations, is provided below for the year ended December 31, 2010:

2010
Noncash gain on Wachovia Interest Rate Swap	$3,680,341
Net payments on Wachovia Interest Rate Swap	(3,720,244)

Loss on Wachovia Interest Rate Swap	$(39,903)

On January 23, 2009, the Company entered into an interest rate swap agreement with CoBank to hedge its exposure to changing interest rates on $75.0 million of the senior loan (the “CoBank Interest Rate Swap”). The CoBank Interest Rate Swap was effective between February 24, 2009 and February 24, 2010. Under the terms of the CoBank Interest Rate Swap, the Company paid interest at a fixed rate of 1.14% per annum and received LIBOR-based interest payments from CoBank on a notional amount of $75.0 million. The detail of loss on the CoBank Interest Rate Swap, which is recorded as loss on interest rate swaps in the accompanying consolidated statements of operations, is provided below for the year ended December 31, 2010:

2010
Noncash gain on CoBank Interest Rate Swap	$98,940
Net payments on CoBank Interest Rate Swap	(102,242)

Loss on CoBank Interest Rate Swap	$(3,302)

Interest Rate Swap Designated as Hedging Instrument

As required by the terms of the CoBank Loan, on October 23, 2012, the Company entered into an interest rate swap agreement with Rabobank to hedge its exposure to changing interest rates on $80.0 million of the CoBank Loan that is subject to a variable interest rate (the “Rabobank Forward Swap”). The Rabobank Forward Swap has an effective date of March 28, 2013 and matures on September 30, 2017. Under the terms of the Rabobank Forward Swap, the Company will pay interest at a fixed rate of 0.91% per annum to Rabobank and will receive one-month LIBOR-based interest payments from Rabobank. The Rabobank Forward Swap qualifies for hedge accounting treatment. At December 31, 2012, the Company recognized the change in fair value of the Rabobank Forward Swap of approximately $0.7 million as other comprehensive loss. During 2012, there was no hedge ineffectiveness on the Rabobank Forward Swap required to be recognized in earnings. No amounts were paid or received on the Rabobank Forward Swap during the year ended December 31, 2012.

6. Commitments and Contingencies

MeadWestvaco Timber Agreements

In connection with its acquisition of the Mahrt Timberland, the Company entered into a fiber supply agreement and a master stumpage agreement (collectively, the “Timber Agreements”) with a wholly owned subsidiary of MeadWestvaco Corporation (“MeadWestvaco”). The fiber supply agreement provides that MeadWestvaco will purchase specified tonnage of timber from CatchMark TRS at specified prices per ton, depending upon the type of timber. The fiber supply agreement is subject to quarterly market pricing adjustments based on an index published by Timber Mart-South, a quarterly trade publication that reports raw forest product prices in 11 southern states. The master stumpage agreement provides that the Company will sell specified amounts of timber and make available certain portions of the Mahrt Timberland to CatchMark TRS for harvesting at $0.10 per ton of qualifying timber purchased by MeadWestvaco plus a portion of the gross proceeds received from MeadWestvaco under the fiber supply agreement. The initial term of the Timber Agreements is October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. The Timber Agreements ensure a long-term source of supply of wood fiber products for MeadWestvaco in order to meet its paperboard and lumber production requirements at specified mills and provide the Company with a reliable customer for the wood products from the Mahrt Timberland.

For the years ended December 31, 2012, 2011, and 2010, approximately 54%, 58%, and 61%, respectively, of the Company’s net timber sales revenue was derived from the Timber Agreements. For 2013, the Company is required to make available a minimum of approximately 0.6 million tons of timber for purchase by MeadWestvaco at fiber supply agreement pricing.

FRC Timberland Operating Agreement

The Company is party to a timberland operating agreement with Forest Resource Consultants, Inc. (“FRC”). Pursuant to the terms of the timberland operating agreement, FRC manages and operates the Mahrt Timberland and the related timber operations, including ensuring delivery of timber to MeadWestvaco in compliance with the Timber Agreements. In consideration for rendering the services described in the timberland operating agreement, the Company pays FRC (i) a monthly management fee based on the actual acreage FRC manages, which is payable monthly in advance, and (ii) an incentive fee based on net revenues generated by the Mahrt Timberland. The incentive fee is payable annually in arrears. The timberland operating agreement, as amended, is effective through December 31, 2013, with the option to extend for one-year periods and may be terminated by either party with mutual consent or by the Company with or without cause upon providing 120 days’ prior written notice.

Obligations under Operating Leases

The Company owns leasehold interests related to the use of approximately 42,500 acres of timberland as of December 31, 2012. These operating leases have expiration dates ranging from 2013 through 2022. Approximately 21,500 acres of these leased timberlands are leased to the Company under one long-term lease that expires in May 2022 (the “LTC Lease”). The LTC Lease calls for four quarterly rental payments totaling $3.10 per acre plus an annual adjustment rental payment based on the change in the Producer Price Index as published by the U.S. Department of Labor’s Bureau of Labor Statistics from the LTC Lease’s base year of 1956. This annual rental payment adjustment increased the per-acre lease rate to approximately $21.00 for 2012, which is the rate used to calculate the following remaining required payments under the terms of the operating leases as of December 31, 2012:

2013	$875,946
2014	785,616
2015	671,003
2016	671,003
2017	671,003
Thereafter	2,872,349

$6,546,920

Placement Agent Agreements

On February 25, 2010, the Company entered into a placement agent agreement with Wells Germany GmbH, a limited partnership organized under the laws of Germany (“Wells Germany”), and Viscardi AG, a corporation organized under the laws of Germany (“Viscardi”). Wells Real Estate Funds, Inc. (“Wells REF”), which is the owner of Wells Capital, the Company’s sponsor, indirectly owns a majority interest in Wells Germany. On January 3, 2011, the Company entered into a placement agent agreement, effective December 21, 2010, with Wells Germany and Renalco S.A., a company organized under the laws of Switzerland (“Renalco”). Viscardi and Renalco are not in any way affiliated with the Company, Wells Germany, or any of their respective affiliates.

Pursuant to the agreements, the Company engaged Viscardi and Renalco to act as placement agents in connection with the 2010 German Offering and to provide ongoing account maintenance and administrative services in connection with shares of common stock sold under the 2010 German Offering. The placement agent agreements expired upon the conclusion of the 2010 German Offering, provided however, that with respect to the ongoing account maintenance and administrative services contemplated by the parties, the placement agent agreements will continue until the earlier of (i) a liquidity event, which includes, among other things, the listing of the common stock on an exchange (as defined by the Exchange Act) or the disposition of all or a majority of the assets or capital stock of the Company (a “Liquidity Event”) or (ii) December 31, 2018. The Company pays an annual account maintenance fee to Viscardi and Renalco of $0.02 per share purchased in the 2010 German Offering.

During the years ended December 31, 2012 and 2011, the Company incurred approximately $17,600 and $17,500, respectively, of annual account maintenance fees under the placement agent agreements.

Litigation

From time to time, the Company may be a party to legal proceedings that arise in the ordinary course of its business. Management makes assumptions and estimates concerning the likelihood and amount of any reasonably possible loss relating to these matters using the latest information available. The Company records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, the Company accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, the Company discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, the Company discloses the nature and estimate of the possible loss of the litigation. The Company does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote.

The Company is not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of the Company. The Company is not aware of any legal proceedings contemplated by governmental authorities.

7. Noncontrolling Interest

On November 9, 2005, CatchMark OP issued 8,000 common units to the Company and 80 common units to Wells Capital in exchange for $200,000 and $2,000, respectively. On December 28, 2006, Wells Capital transferred to Wells TIMO all of its common units of CatchMark OP. The common units held by the Company and Wells TIMO represent limited partnership interests in CatchMark OP of approximately 99.99% and 0.01%, respectively.

Limited partners holding common units representing limited partnership interests in CatchMark OP have the option to redeem such units after the units have been held for one year. Unless the Company exercises its right to purchase common units of CatchMark OP for shares of its common stock, CatchMark OP would redeem such units with cash.

On November 9, 2005, CatchMark OP also issued 40 special units to Wells Capital for $1,000. On December 28, 2006, Wells Capital transferred to Wells TIMO all of its special units of

CatchMark OP. The holder of special units does not participate in the profits and losses of CatchMark OP. Amounts payable to the holder of the special units, if any, will depend on the amount of net sales proceeds received from property dispositions or the market value of the Company’s shares upon listing, or the fair market value of the Company’s assets upon the termination of the Advisory Agreement without cause (see Notes 8 and 12).

8. Special Units

Wells TIMO, the Advisor, is the holder of the special units of limited partnership interest in CatchMark OP. So long as the special units remain outstanding, Wells TIMO will be entitled to distributions from CatchMark OP in an amount equal to 15.0% of net sales proceeds and any debt repayment received by CatchMark OP on dispositions of its timberland and real estate-related investments after the other holders of common units, including Wells TIMO, have received, in the aggregate, cumulative distributions equal to their capital contributions (less any amounts received in redemption of their common units) plus a 7.0% cumulative, noncompounded annual pre-tax return on their net capital contributions.

In addition, the special units will be redeemed by CatchMark OP, resulting in a one-time payment to the holder of the special units, upon the earliest to occur of the following events:

(i) the listing of the Company’s common stock on a national securities exchange (the “Listing Liquidity Event”); or

(ii) the termination or nonrenewal of the Advisory Agreement (a “Termination Event”).

As holder of the special units, Wells TIMO will be entitled to distributions from CatchMark OP in the event of a Listing Liquidity Event in an amount equal to 15.0% of net sales proceeds received by CatchMark OP if the Company had liquidated its properties and real estate-related investments for an amount equal to the market value of the listed shares after the holders of common units, including us, have received, in the aggregate, cumulative distributions equal to their capital contributions (less any amounts received in redemption of their common units) plus a 7.0% cumulative, noncompounded annual pre-tax return on their net capital contributions.

In the event of a redemption upon listing, CatchMark OP would pay the redemption amount in the form of shares of common stock of the Company. The redemption payment due upon a Termination Event, other than a termination for cause, is equal to the aggregate amount of net sales proceeds that would have been distributed to the holder of the special units as described above if, on the date of the occurrence of the Termination Event, all assets of CatchMark OP have been sold for their then fair market values and all liabilities of CatchMark OP had been satisfied in full according to their terms. In the event of a Termination Event without cause, CatchMark OP would make the one-time payment in the form of a noninterest-bearing promissory note in an amount equal to the redemption amount. The promissory note will be repaid from net proceeds of the sale of CatchMark OP’s assets in connection with or following the Termination Event. In the event of a Listing Liquidity Event subsequent to a Termination Event, the promissory note would be canceled in exchange for shares of the Company’s common stock equal in market value to the outstanding balance of the promissory note.

In the event the Company terminates the Advisory Agreement for cause, which includes fraud, criminal conduct, willful misconduct, willful or grossly negligent breach of fiduciary duty, and a material breach of the Advisory Agreement by Wells TIMO, CatchMark OP would redeem the special units for $1.00.

9. Stockholders’ Equity

Preferred Stock

The Company is authorized to issue one or more classes or series of preferred stock, par value of $0.01 per share. The Company’s board of directors approved the designation, issuance, and sale of up to 35,000 shares of Series A preferred stock and up to 15,000 shares of Series B preferred stock to Wells REF, an affiliate of the Company, for a purchase price of $1,000 per share. Between October 2007 and December 2009, the Company issued 32,128 shares of Series A preferred stock and 11,500 shares of Series B preferred stock to Wells REF in exchange for approximately $32.1 million and $11.5 million, respectively. The Company’s Series A and Series B preferred stock are not convertible into shares of the Company’s common stock. If the Company is liquidated or dissolved, the holders of the preferred stock are entitled to receive the issue price of $1,000 per share plus any accrued and unpaid dividends before any payment may be made to the holders of the Company’s common stock or any other class or series of the Company’s capital stock ranking junior on liquidation to the Series A and Series B preferred stock.

Prior to May 9, 2011, dividends accrued on the Series A and Series B preferred stock at the rate per annum of 8.5%. On May 9, 2011, Wells REF, as the sole holder of the Series A preferred stock and Series B preferred stock consented to the waiver of the daily accrual of dividends on the Series A preferred stock and Series B preferred stock at an annual rate of 8.5%, provided that from and after May 9, 2011, the dividends on the Series A preferred stock and Series B preferred stock will continue to accrue at an annual rate of 1.0%. If authorized by the Company’s board of directors and declared by the Company, accrued dividends are payable on September 30 of each year. In exchange for the reduction in the annual dividend rate, the board of directors of the Company approved the redemption of the preferred stock held by Wells REF using up to 40% of the net proceeds from the Follow-On Offering, provided that the amount of Series A preferred stock and Series B preferred stock redeemed per month from Wells REF not exceed $2.0 million.

During the year ended December 31, 2012, the Company redeemed 356 shares of its preferred stock at the original issue price of approximately $0.4 million, plus accrued but unpaid dividends of $0.1 million. As of December 31, 2012, the Company had redeemed 6,236 shares of its preferred stock for approximately $7.9 million, consisting of approximately $6.2 million in original issuance price and approximately $1.7 million in accrued dividends. Approximately 37,392 shares of preferred stock remained outstanding as of December 31, 2012, with accrued but unpaid dividends of approximately $11.2 million included in preferred stock in the accompanying consolidated statements of stockholders’ equity.

Stock Incentive Plan

The Company adopted a long-term incentive plan, which is used to attract and retain qualified independent directors, employees, advisors, and consultants, as applicable, subject to certain limitations. A total of 200,000 shares of common stock were authorized and reserved for issuance under the long-term incentive plan, of which 40,000 of such common shares were reserved for issuance to independent directors under an independent directors compensation plan.

The exercise price of any award shall not be less than the fair market value of the common stock on the date of the grant. The board of directors or a committee of the independent directors administers the incentive plan, with sole authority (following consultation with Wells TIMO) to select participants, determine the types of awards to be granted, and all of the terms and conditions of the awards, including whether the grant, vesting, or settlement of awards may be subject to the attainment of one or more performance goals. No awards will be granted under the plan if the grant, vesting, and/or exercise of the awards would jeopardize the Company’s status as a REIT under the Code or otherwise violate the ownership and transfer restrictions imposed under the Company’s charter. Unless determined by the board of directors or a committee of the independent directors, no award granted under the long-term incentive plan will be transferable except through the laws of descent and distribution.

Between 2006 and 2009, the Company granted to its four independent directors a total of 8,800 options to purchase shares of its common stock. These grants of options were anti-dilutive with an exercise price of $25.00 per share. These options were fully vested as of August 2011 and all remained exercisable as of December 31, 2012.

On November 13, 2009, the board of directors amended and restated the independent directors compensation plan to provide for the issuance of restricted stock, rather than options, as noncash compensation to the independent directors of the Company. The amended and restated plan provides that each independent director elected or appointed to the board on or after November 13, 2009 will receive a grant of 1,000 shares of restricted stock upon his or her initial election or appointment. Upon each subsequent re-election to the board, each independent director will receive a subsequent grant of 400 shares of restricted stock. The shares of restricted stock vests in thirds on each of the first three anniversaries of the date of grant. During 2012, 2,200 shares of restricted stock were granted. As of December 31, 2012, 6,400 shares of restricted stock had been granted, approximately 1,600 shares of which had vested, and approximately 667 shares of which were forfeited upon the resignation of an independent director from the board of the Company in 2012.

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan (“DRP”), as amended and restated, through which stockholders may elect to reinvest an amount equal to the distributions declared on their shares of common stock into shares of the Company’s common stock in lieu of receiving cash distributions. To the extent the Company makes future cash distributions to its stockholders, shares may be purchased under the DRP by participating stockholders for a price equal to the most recently published per-share estimated value ($16.40). Participants in the DRP may purchase fractional shares so that 100% of the distributions may be used to acquire additional shares of the Company’s common stock. The Company may amend, suspend, or terminate the DRP for any reason at any time upon 10 days written notice to its stockholders.

Share Redemption Plan

The board of directors of the Company adopted a share redemption plan, or SRP, as amended and restated, that allows stockholders who hold their shares for more than one year to sell their shares back to the Company, subject to certain limitations and penalties. Redemptions sought within two years of the death, qualifying disability, or qualification for federal assistance for confinement to a long-term care facility of a stockholder (“Qualified Special Redemptions”) do not require a one-year holding period. Shares redeemed under the SRP, other than Qualified Special Redemptions, are limited to the lesser of (i) the sum of net proceeds received from the sale of shares through the DRP plus any additional amounts reserved for redemptions by the Company’s board of directors, or (ii) in any calendar year, 5% of the weighted-average common shares outstanding during the preceding year. Qualified Special Redemptions are limited to the sum of net proceeds received from the sale of shares through the DRP plus any additional amounts reserved for redemptions by the Company’s board of directors. To date, the Company has not received proceeds from the sale of shares through the DRP, as it has not made cash distributions to the stockholders. The Company’s board of directors has approved a monthly, non-cumulative reserve of $150,000 to fund Qualified Special Redemptions. To the extent it does not receive proceeds from the sale shares of its common stock through the DRP, the Company may not be able to redeem shares through the SRP other than Qualified Special Redemptions.

Prior to October 1, 2012, the price for all redemptions, other than Qualified Special Redemptions, through the end of the period of one year after the completion of the Company’s offering stage was 91% of the aggregate amount paid to the Company for all shares owned by the redeeming stockholder divided by the number of shares owned by such stockholder. Thereafter, the redemption price will be 95% of the published estimated per-share value. Prior to October 1, 2012, the redemption price for Qualified Special Redemptions through the end of the period of one year after the completion of the Company’s offering stage was equaled to 100% of the aggregate amount paid to the Company for all shares owned by the redeeming stockholder divided by all shares owned by such stockholder. Thereafter, the redemption price was 100% of the published estimated per-share value.

On August 6, 2012, the Company’s board of directors suspended the Amended SRP, as defined below, effective October 1, 2012 until the first full month following the initial publication of the estimated per-share value. Also, on August 6, 2012, the Company amended the SRP (the “Amended SRP”), effective October 1, 2012. The Amended SRP provides that the redemption price for all redemptions, including Qualified Special Redemptions, will be calculated in the same manner. Specifically, until the initial publication in an Exchange Act report filed with the SEC of an estimated per-share value approved by the board of directors, the price per share was 91% of the aggregate amount paid to the Company for all shares owned by the redeeming stockholder, divided by the number of shares owned by such stockholder that were acquired from the Company. After the initial estimated per-share value publication, the price will be 95% of the estimated per share value, plus or minus any valuation adjustment as provided in the Amended SRP.

The Company announced its estimated per-share value in a current report on Form 8-K on December 14, 2012. Effective January 1, 2013, the Amended SRP resumed and the price to be paid for shares redeemed under the Amended SRP will be 95% of the estimated per-share value of the Company’s common stock, or $15.58, plus or minus any valuation adjustment as provided in the Amended SRP.

During the years ended December 31, 2012 and 2011, approximately 31,635 and 37,042 shares of common stock, respectively, were redeemed under the SRP for approximately $0.7 million and $0.9 million, respectively. In September 2012, qualified redemption requests exceeded the $150,000 limit set by the board of directors. As a result, September 2012 redemption requests were pro-rated per terms of the SRP. The Company redeemed $150,000 of shares at 100% the aggregate amount paid to it. Wells Capital reimbursed the Company 9% of the amount of shares redeemed in September 2012, or $13,500. As of September 30, 2012, approximately $0.2 million of qualified redemption requests were unfulfilled and returned to the investors. No shares were redeemed during the fourth quarter of 2012 and no redemption requests were unfilled as of December 31, 2012. The board of directors may amend, suspend, or terminate the SRP upon 30 days’ written notice and without stockholder approval.

10. Recreational Leases

The Company leases certain access rights to portions of the Mahrt Timberland to individuals and companies for recreational purposes. These operating leases generally have terms of one year with certain provisions to extend the lease agreements for another one-year term. The Company retains substantially all of the risks and benefits of ownership of the timberland properties leased to tenants. As of December 31, 2012, approximately 254,000 acres, or 99%, of the Company’s available timberland had been leased to tenants under operating leases that expire in May 2013. Under the terms of the recreational leases, tenants are required to pay the entire rent upon execution of the lease agreement. Such rental receipts are recorded as other liabilities until earned over the terms of the respective recreational leases and recognized as other revenue. As of December 31, 2012 and 2011, approximately $1.0 million and $1.0 million, respectively, of such rental receipts are recorded as other liabilities in the accompanying consolidated balance sheets. For each of the three years in the period ended December 31, 2012, the Company recognized other revenues related to recreational leases of approximately $2.4 million.

11. Supplemental Disclosures of Noncash Activities

Outlined below are significant noncash investing and financing transactions for the years ended December 31, 2012, 2011, and 2010, respectively:

	2012	2011	2010
Write-off of due to affiliates	$27,315,249	$—	$—
Dividends accrued on preferred stock	$373,992	$1,556,675	$3,708,380
Discounts applied to issuance of common stock	$43,761	$463,980	$360,530
Commissions on stock sales and related dealer-manager fees due to affiliate	$—	$105,502	$—
Issuance (cancellation) of stock dividends	$(329)	$5,570,133	$6,057,323
Stock dividends payable to stockholders—additional paid-in capital	$—	$(221,082)	$221,082
Stock dividends payable to stockholders—par value	$—	$(221)	$221
Issuance of stock-based compensation	$55,000	$40,000	$65,000
Other liabilities assumed upon acquisition of timberland	$1,156,317	$4,404	$—
Market value adjustment to interest rate swap	$(687,674)	$—	$—
Other offering costs due to affiliate	$—	$28,316	$121,457

12. Related-Party Transactions

Advisory Agreement

The Company and CatchMark OP are party to the Advisory Agreement with Wells TIMO, a wholly owned subsidiary of Wells Capital. On March 16, 2012, the board of directors of the Company approved a second amendment to the Advisory Agreement (“Advisory Agreement Amendment No. 2”), which amended certain provisions related to fees and expense reimbursements. Advisory Agreement Amendment No. 2, which was effective April 1, 2012, provides that as of and for each quarter, the amount of fees and expense reimbursements payable to Wells TIMO will be limited to the lesser of (i) 1.0% of assets under management as of the last day of the quarter less advisor fees paid for the preceding three quarters, and (ii) free cash flow for the four quarters then ended in excess of an amount equal to 1.25 multiplied by the Company’s interest expense for the four quarters then ended. Free cash flow is defined as EBITDA (as defined in the Company’s loan agreements), less all capital expenditures paid by the Company on a consolidated basis, less any cash distributions (except for the payments of accrued but unpaid dividends as a result of any redemptions of the Company’s outstanding preferred stock). The amount of the disposition fees and the reimbursement of organization and offering expenses payable pursuant to the Advisory Agreement, as amended, remained unchanged. No payments would be permitted under the Advisory Agreement, as amended, if they would cause a default under the Company’s loan agreements.

On April 1, 2011, the board of directors of the Company approved an amendment to the Advisory Agreement (the “Advisory Agreement Amendment No. 1”) that limited the amount of fees and expense reimbursements as of and for each quarter to the least of: (1) an asset management fee equal to one fourth of 1.0% of asset under management plus reimbursements for all costs and expenses Wells TIMO incurred in fulfilling its duties as the asset manager, (2) one quarter of 1.5% of assets under management, or (3) free cash flow in excess of an amount equal to 1.05 multiplied by interest on outstanding debt. Free cash flow was defined as EBITDA (as defined in the Company’s loan agreements), less all capital expenditures paid by the Company on a consolidated basis, less any cash distributions (except for the payments of accrued but unpaid dividends as a result of any redemptions of the Company’s outstanding preferred stock), less any cash proceeds from timberland sales equal to the cost basis of the properties sold. Advisory Agreement Amendment No. 2 superseded Advisory Agreement Amendment No. 1.

Prior to April 1, 2011, Wells TIMO was entitled to the following fees and reimbursements pursuant to the Advisory Agreement:

•	Reimbursement of organization and offering costs paid by Wells TIMO and its affiliates on behalf of the Company, not to exceed 1.2% of gross offering proceeds.

•	Monthly asset management fees equal to one-twelfth of 1.0% of the greater of (i) the gross cost of all investments made on behalf of the Company and (ii) the aggregate value of such investments.

•	Reimbursement for all costs and expenses Wells TIMO incurs in fulfilling its duties as the asset portfolio manager.

•

For any property sold by the Company, if Wells TIMO provided a substantial amount of services in connection with the sale (as determined by the Company’s independent directors), a fee equal to (i) for each property sold at a contract price up to $20.0 million, up to 2.0% of the sales price, and (ii) for each property sold at a contract price in excess of $20.0 million, up to 1.0% of the sales price. The precise amount of the fee within the preceding limits will be determined by the Company’s board of directors, including a majority of the independent directors, based on the level of services provided and market norms. The real estate disposition fee may be in addition to real estate commissions paid to third parties. However, the total real estate commissions (including such disposition fee) may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property.

Effective July 11, 2012, the Advisory Agreement, as amended (the “Amended Advisory Agreement”) was renewed through July 10, 2013, upon terms identical to those in effect through July 10, 2012. The Amended Advisory Agreement may be renewed for successive one-year terms upon the mutual consent of the parties. The Company may terminate the Amended Advisory Agreement without penalty upon 60 days’ written notice. If the Company terminates the Amended Advisory Agreement, it will pay Wells TIMO all earned but unpaid fees. In addition, if the Amended Advisory Agreement is terminated without cause, the special units of limited partnership held by Wells TIMO will be redeemed for payments as described in Note 8.

Under the terms of the Amended Advisory Agreement, the Company was required to reimburse Wells TIMO for certain organization and offering costs up to the lesser of actual expenses or 1.2% of gross offering proceeds raised. The Company incurred and charged to additional paid-in capital cumulative organization and offering costs of approximately $2.1 million related to the Initial Public Offering and approximately $1.5 million related to the Follow-On Offering, the sum of which represents approximately 1.2% of cumulative gross proceeds raised by the Company under the Public Offerings. As of December 31, 2011, approximately $2.2 million of organization and offering costs incurred by the Company and due to Wells TIMO had been deferred by the terms of the Company’s loan agreements. On January 27, 2012, Wells TIMO forgave the deferred organization and offering expenses. After adjusting for this write-off, organization and offering costs represents approximately 0.5% of cumulative gross proceeds raised under the Public Offerings. Upon the expiration of the Company’s Follow-On Offering on December 31, 2011, approximately $6.4 million of organization and offering expenses related to the Follow-On Offering that had not been incurred and charged to additional paid-in capital by the Company was expensed by Wells TIMO and is not subject to reimbursement by the Company.

On January 20, 2012, the Company entered into an agreement with Wells TIMO to forgive approximately $25.1 million of accrued but unpaid asset management fees and expense reimbursements that were previously deferred due to restrictions under the Company’s loan agreements. Due to the related-party nature of these transactions, this amount, along with the organizational and offering costs forgiven by Wells TIMO on January 27, 2012, were recorded as additional paid-in capital during 2012.

Dealer-Manager Agreement

The Company had executed a dealer-manager agreement (the “Dealer-Manager Agreement”), whereby Wells Investment Securities, Inc. (“WIS”), an affiliate of Wells Capital, performed the dealer-manager function for the Company’s Public Offerings. For these services, WIS earned a commission of up to 7.0% of the gross offering proceeds from the sale of the Company’s shares, of which substantially all was re-allowed to participating broker/dealers. The Company pays no commissions on shares issued under its DRP.

Additionally, WIS earned a dealer-manager fee of 1.8% of the gross offering proceeds at the time the shares are sold. A portion of the dealer-manager fee was re-allowed to participating broker-dealers. Dealer-manager fees applied to the sale of shares in the primary offering only and do not apply to the sale of shares under the Company’s DRP.

Structuring Agent Agreement

The Company is party to a structuring agent agreement (the “Structuring Agent Agreement”) whereby Wells Germany served as the structuring agent in connection with the 2010 German Offering. The Company paid a structuring agent fee to Wells Germany of $0.20 per share sold under the 2010 German Offering. The Structuring Agent Agreement expired upon the conclusion of the 2010 German Offering, provided, however, that with respect to the ongoing services contemplated by the parties, the Structuring Agent Agreement will terminate upon the earlier of (i) a Liquidity Event or (ii) December 31, 2018.

Related-Party Costs

Pursuant to the terms of the agreements described above, the Company incurred the following related-party costs for the years ended December 31, 2012, 2011, and 2010, respectively:

	2012	2011	2010
Advisor fees and expense reimbursements (1)	$3,720,000	$3,324,154	$6,130,749
Disposition fees	219,449	29,968	15,570
Commissions (2)(3)	246,546	3,421,576	2,914,743
Dealer-manager fees (2)	71,057	950,727	796,822
Other offering costs (2)	48,752	654,136	550,958
Structuring agent fees	—	—	176,166

Total	$4,305,804	$8,380,561	$10,585,008

(1)	Prior to April 1, 2011, fees and reimbursements incurred pursuant to the Advisory Agreement were classified as related-party asset management fees and general and administrative expenses in the consolidated statements of operations. Subsequent to April 1, 2011, fees incurred pursuant to the Advisory Agreement amendments are classified as advisor fees and expense reimbursements in the consolidated statements of operations since the amounts are not necessarily based on assets under management or reimbursable operating expenses. Amounts reported for 2010 have been reclassified to conform to current presentation to ensure consistency and comparability.
(2)	Commissions, dealer-manager fees, and other offering costs were charged against stockholders’ equity as incurred.
(3)	Substantially all commissions were re-allowed to participating broker/dealers during 2012, 2011, and 2010.

Advisor fees and expense reimbursements of approximately $3.7 million for the year ended December 31, 2012 were determined pursuant to Advisory Agreement Amendment No. 2 and represented 1.0% of asset under management, which was less than the free cash flow in excess of 1.25 times the Company’s interest expense for the four quarters ended December 31, 2012.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of December 31, 2012 and 2011:

	As of December 31,
	2012	2011
Advisor fees and expense reimbursements due to Wells TIMO (1)	$1,326,255	$25,504,045
Other offering cost reimbursements due to Wells TIMO (2)	—	2,258,696
Operating expense reimbursements due to Wells TIMO (1)	—	1,067,691
Commissions on stock sales and related dealer-manager fees due to WIS	—	130,141

Total	$1,326,255	$28,960,573

(1)	On January 20, 2012, we entered into an agreement with Wells TIMO whereby Wells TIMO forgave approximately $25.1 million of accrued but unpaid asset management fees and reimbursements that were previously deferred due to restrictions under our loan agreements. Due to the related-party nature of this transaction, this amount was recorded as additional paid-in capital during 2012.
(2)	On January 27, 2012, approximately $2.2 million of other offering cost due to Wells TIMO was forgiven. Due to the related-party nature of this transaction, this amount was recorded as additional paid-in capital during 2012.

Conflicts of Interest

As of December 31, 2012, Wells TIMO had eight employees. Until such time, if ever, as Wells TIMO hires sufficient personnel of its own to perform the services under the Amended Advisory Agreement, it will continue to rely upon employees of Wells Capital to perform many of its obligations. Wells Capital, the parent company and manager of Wells TIMO, also is a general partner or advisor of the various affiliated public real estate investment programs (“Wells Real Estate Funds”). As such, in connection with serving as a general partner or advisor for Wells Real Estate Funds and managing Wells TIMO’s activities under the Amended Advisory Agreement, Wells Capital may encounter conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities for the Company and Wells Real Estate Funds.

As of December 31, 2012, two members of The Company’s board of directors serve on the board of Columbia Property Trust, Inc. (“Columbia”), formerly known as Wells Real Estate Investment Trust II, Inc., a REIT previously sponsored by Wells REF; additionally, one of them also serves on the board of Wells Core Office Income REIT, Inc., a REIT currently sponsored by Wells REF. Accordingly, they may encounter certain conflicts of interest regarding investment and operational decisions.

Operational Dependency

The Company has engaged Wells TIMO to provide certain services essential to the Company, including asset management services, supervision of the management of properties owned by the Company, asset acquisition and disposition services, as well as other administrative responsibilities, including accounting services, stockholder communications, and investor relations. Wells TIMO is dependent on Wells Capital to provide certain services that are essential to their operations. This agreement is terminable by either party upon 60 days’ written notice. As a result of these relationships, the Company’s operations are dependent upon Wells Capital and Wells TIMO.

Wells Capital and Wells TIMO are all owned and controlled by Wells REF. The operations of Wells Capital, Wells TIMO, WIS, Wells Management Company, Inc. (“Wells Management”), Wells Core Office Income REIT Advisory Services (“Wells Core Advisor”), and their affiliates represent substantially all of the business of Wells REF. Accordingly, the Company focuses on the financial condition of Wells REF when assessing the financial condition of Wells Capital and Wells TIMO. In the event that Wells REF were to become unable to meet its obligations as they become due, the Company might be required to find alternative service providers.

Future net income generated by Wells REF will be largely dependent upon the amount of fees earned by Wells Capital, Wells TIMO, WIS, Wells Management, Wells Core Advisor, and their affiliates, based on, among other things, real estate assets managed, the amount of investor proceeds raised, and the volume of future acquisitions and dispositions of real estate assets by the Company and other Wells REF-sponsored programs, as well as distribution income earned from equity interests in another REIT. As of December 31, 2012, the Company had no reason to believe that Wells REF does not have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on hand, other investments, and borrowing capacity, necessary to meet its current and future obligations as they become due. Modifying service agreements between Wells REF, or its affiliates, and the Company, or other Wells REF-sponsored programs, could impact Wells REF’s future net income and future access to liquidity and capital resources. For example, a large portion of Wells REF’s income is derived under agreements with Columbia. Effective February 28, 2013, Columbia transitioned to self-management and indicated

that it does not expect to rely on Wells REF for the same level of services beyond December 31, 2013. As such, Wells REF does not expect to receive significant compensation from Columbia beyond December 31, 2013.

13. Income Taxes

The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Components of the deferred tax asset as of December 31, 2012 and 2011 were attributable to the operations of CatchMark TRS only and were as follows:

	As of December 31,
	2012	2011
Deferred tax asset:
Net operating loss carryforward	$3,267,382	$4,140,397
Gain on timberland sales	(6,985)	(6,985)
Other	—	(1,735)

Total deferred tax asset	3,260,397	4,131,677

Valuation allowance	(3,260,397)	(4,131,677)

Deferred tax asset, net	$—	$—

The Company did not incur any deferred tax liabilities for the years ended December 31, 2012 and 2011.

The Company elected to be taxed as a REIT for its taxable years ended December 31, 2012, 2011, and 2010. As of January 1, 2009, its REIT commencement date, the Company had net built-in gains on its timber assets of approximately $18.3 million. The Company has elected not to take such net built-in gains into income immediately prior to its REIT commencement date, but rather subsequently recognize gain on the disposition of any assets it holds at the REIT commencement date, if disposed of within the ten-year period beginning on the REIT commencement date. The Company will be subject to tax on such net built-in gains at the highest regular corporate rate during the ten-year period beginning on the REIT commencement date on the lesser of (a) the excess of the fair market value of the asset disposed of as of the REIT commencement date over its basis in the asset as of the REIT commencement date (the built-in gain with respect to that asset as of the REIT commencement date); (b) the amount of gain the Company would otherwise recognize on the disposition; or (c) the amount of net built-in gain in its assets as of the REIT commencement date not already recognized during the ten-year period. At December 31, 2012, the Company had federal and state net operating loss carryforwards of approximately $98.1 million and $82.2 million, respectively. Such net operating loss carryforwards may be utilized, subject to certain limitations, to offset future taxable income, including net built-in gains. If not utilized, the federal net operating loss carryforwards will begin to expire in 2027, and the state net operating loss carryforwards will begin to expire in 2022.

Income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal rate primarily due to the effect of state income taxes and valuation allowances

(net of federal benefit). A reconciliation of the federal statutory income tax rate to the Company’s effective tax rate for the years ended December 31, 2012, 2011, and 2010 is as follows:

	2012	2011	2010
Federal statutory income tax rate	34.00%	34.00%	34.00%
State income taxes, net of federal benefit	3.32%	3.31%	2.03%
Other temporary differences	0.07%	0.23%	1.45%
Write-off of due to affiliates	(76.14)%	—%	—%
Other permanent differences	2.58%	(0.01)%	(0.09)%
Valuation allowance	36.17%	(37.53)%	(37.39)%

Effective tax rate	—	—	—

The difference between the federal statutory tax rate and effective tax rate relates primarily to the state statutory rates and valuation allowance.

As of December 31, 2012 and 2011, the tax basis carrying value of the Company’s total assets was approximately $340.9 million and approximately $337.1 million, respectively.

14. Subsequent Event

On September 18, 2013, the name of the Company was changed from Wells Timberland REIT, Inc. to CatchMark Timber Trust, Inc. In addition, the name of the operating partnership was changed to CatchMark Timber Operating Partnership, L.P. and the name of the taxable REIT subsidiary was changed to CatchMark Timber TRS, Inc. Accordingly, all references to these entities in the consolidated financial statements and notes thereto have been changed.

15. Quarterly Results (unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011:

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$7,885,864	$18,292,293	$8,934,702	$9,086,920
Operating income (loss)	$(2,177,228)	$523,104	$(226,147)	$(1,819,328)
Net loss	$(3,254,067)	$(464,306)	$(2,519,815)	$(2,632,544)
Net loss available to common stockholders	$(3,347,108)	$(557,276)	$(2,613,807)	$(2,726,533)
Basic and diluted net loss per share available to common stockholders (1)(2)	$(0.28)	$(0.05)	$(0.21)	$(0.21)

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$9,376,809	$10,863,457	$9,462,391	$10,315,170
Operating loss	$(2,814,639)	$(631,895)	$(733,032)	$(1,892,639)
Net loss	$(4,473,926)	$(2,346,944)	$(2,120,571)	$(3,003,922)
Net loss available to common stockholders	$(5,388,321)	$(2,793,780)	$(2,219,534)	$(3,100,403)
Basic and diluted net loss per share available to common stockholders (1)(2)	$(0.51)	$(0.25)	$(0.19)	$(0.25)

(1)	The sums of the quarterly amounts do not equal loss per share for the years ended December 31, 2012 and 2011 due to the increases in weighted-average shares outstanding over the years.
(2)	Amounts adjusted for all periods presented to reflect impact of additional shares of common stock issued and outstanding as a result of stock dividends.

CatchMark Timber Trust, Inc.
Georgia & Alabama Properties
ATLANTA
COLUMBUS
Fort Benning
Douglas
Fulton
Clayton
Carroll
Talladega
Henry
Fayette
Coweta
Butts
Spalding
Randolph
Heard
Clay
Pike
Lamar
Meriwether
Troup
Upson
Chambers
Monroe
Tallapoosa
Harris
Talbot
Crawford
Elmore
Lee
Taylor
Peach
Muscogee
Macon
Marion
Chattahoochee
Montgomery
Russell
Schley
Dooly
Bullock
Stewart
Webster
Sumter
Crisp
Barbour
Quitman
Terrell
Pike
Randolph
Lee
Worth
Clay
Henry
Calhoun
Early
Legend
Fee Timberlands
Leased Timberlands
0
10
20
Miles

             Shares

Class A Common Stock

PROSPECTUS

RAYMOND JAMES

BAIRD

STIFEL

MITSUBISHI UFJ SECURITIES

JANNEY MONTGOMERY SCOTT

                , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Item	Amount
SEC registration fee	$23,529
FINRA filing fee	26,375
NYSE listing fee	100,000
Legal fees and expenses	1,650,000
Accounting fees and expenses	100,000
Printing expenses	350,000
Other fees and expenses	750,096

Total	$3,000,000

*	To be filed by amendment.

Item 32. Sales to Special Parties

None.

Item 33. Recent Sales of Unregistered Securities

During the year ended December 31, 2010, we issued approximately 1,919 shares of common stock to one of our independent directors as payment in lieu of cash for a portion of his annual retainer. These shares were issued at $9.12 per share and were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act, as the securities were issued privately to an accredited investor.

As of March 31, 2011, we had sold approximately 0.9 million shares of common stock at a price per share of $9.65 for aggregate gross proceeds of approximately $8.5 million in a transaction that was not registered under the Securities Act, in reliance upon Regulation S under the Securities Act. The sales of the shares were completed in an “offshore transaction,” as defined in Regulation S, and the Company did not engage in any “directed selling efforts,” as defined in Regulation S, in the United States in connection with the sale of the shares.

On August 8, 2011, we granted 4,000 shares of restricted common stock to our independent directors upon their re-election to the board of directors. The shares of restricted stock vest in thirds on each of the first three anniversaries of the date of grant. These shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act for transactions not involving a public offering.

On August 6, 2012, we granted 3,000 shares of restricted common stock to our independent directors, Mr. Moss, Mr. Sands and Mr. Potts, upon their re-election to the board of directors. On September 14, 2012, we granted 2,500 shares of restricted common stock to Henry G. Zigtema upon his election to our board of directors. The shares of restricted common stock vest in thirds on each of the first anniversaries of the date of grant. These shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act for transactions not involving a public offering. As a result of his resignation from our board of directors effective June 30, 2012, Mr. McCollum forfeited 1,667 shares of his restricted stock grant.

On August 9, 2013, we granted 3,000 shares of restricted common stock to our independent directors, Mr. Moss, Mr. Potts and Mr. Zigtema, upon their re-election to the board of directors. The shares of restricted common stock vest in thirds on each of the first anniversaries of the date of grant. These shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act for transactions not involving a public offering. As a result of his resignation from our board of directors effective March 31, 2013, Mr. Sands forfeited 2,000 shares of his restricted stock grant.

Item 34. Indemnification of Directors and Officers

Our charter provides that to the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no director or officer of ours shall be liable to us or our stockholders for money damages.

Our charter also provides that to the maximum extent permitted by Maryland law in effect from time to time, we shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of ours and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of ours and at our request, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. The rights to indemnification and advance of expenses provided by our charter vest immediately upon election of a director or officer. We may, with the approval of our board of directors, provide such indemnification and advance for expenses to an individual who served a predecessor of ours in any of the capacities described in (a) or (b) above and to any employee or agent of ours or a predecessor of ours. The indemnification and payment or reimbursement of expenses provided in the charter shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any bylaw, resolution, insurance, agreement or otherwise.

We have entered into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors and pay or reimburse reasonable expenses in advance of final disposition of a proceeding if such director or executive officer is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

It is the opinion of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

We also purchase and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

Item 35. Treatment of Proceeds from Stock Being Registered

Not Applicable.

Item 36. Financial Statements and Exhibits

(a) See page F-1 for an index of the financial statements that are being filed as part of this registration statement.

(b) See the Exhibit Index immediately preceding the exhibits for a list of the exhibits filed as part of this registration statement on Form S-11, which Exhibit Index is incorporated herein by reference.

Item 37. Undertakings

The undersigned registrant hereby undertakes:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any such action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norcross, in the State of Georgia, on this 25th day of November, 2013.

CatchMark Timber Trust, Inc.

By:	/s/ JERRY BARAG
Jerry Barag Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

/s/ JERRY BARAG Jerry Barag	Chief Executive Officer and President (Principal Executive Officer)	November 25, 2013

/s/ BRIAN M. DAVIS Brian M. Davis	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)	November 25, 2013

/s/ DONALD S. MOSS* Donald S. Moss	Director	November 25, 2013

/s/ WILLIS J. POTTS, JR.* Willis J. Potts, Jr.	Director	November 25, 2013

/s/ LEO F. WELLS, III* Leo F. Wells, III	Director	November 25, 2013

/s/ DOUGLAS P. WILLIAMS* Douglas P. Williams	Director	November 25, 2013

/s/ HENRY G. ZIGTEMA* Henry G. Zigtema	Director	November 25, 2013

* By:	/s/ BRIAN M. DAVIS
Brian M. Davis Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement

3.1	Sixth Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed on August 9, 2013)

3.2	First Articles of Amendment to the Sixth Articles of Amendment and Restatement (previously filed as Exhibit 3.2 to the Registration Statement on Form S-11 (File No. 333-191322) filed on September 23, 2013 (the “Initial S-11 Registration Statement”))

3.3	Articles of Amendment (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on October 25, 2013 (the “October 25 Form 8-K”))

3.4	Articles of Amendment (incorporated by reference to Exhibit 3.2 to the October 25 Form 8-K)

3.5	Articles Supplementary (incorporated by reference to Exhibit 3.3 to the October 25 Form 8-K)

3.6	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.6 to the Registration Statement on Form S-8 (File No. 333-191916) filed on October 25, 2013 (the “S-8 Registration Statement”))

4.1	Third Amended and Restated Share Redemption Plan (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed on August 7, 2012)

5.1	Opinion of Venable LLP as to the legality of the securities being registered

8.1	Opinion of Alston & Bird LLP regarding certain federal income tax considerations (previously filed as Exhibit 8.1 to Amendment No. 3 to the Initial S-11 Registration Statement filed on November 22, 2013 (“Amendment No. 3 to the S-11 Registration Statement”))

10.1	Amended and Restated Advisory Agreement among Wells Timberland REIT, Inc., Wells Timberland Operating Partnership, L.P., and Wells Timberland Management Organization, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated July 1, 2013 and filed on July 2, 2013)

10.2	Master Self-Management Transition Agreement by and among CatchMark Timber Trust, Inc., CatchMark Timber Operating Partnership, L.P., Wells Timberland Management Organization, LLC and Wells Real Estate Funds, Inc. (previously filed as Exhibit 10.2 to the Initial S-11 Registration Statement)

10.3	Amendment No. 1 to the Master Self-Management Transition Agreement by among CatchMark Timber Trust, Inc., CatchMark Timber Operating Partnership, L.P., Wells Timberland Management Organization, LLC and Wells Real Estate Funds, Inc. (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed on October 30, 2013 (the “2013 Third Quarter Form 10-Q”))

10.4	Transition Services Agreement by and among CatchMark Timber Trust, Inc., CatchMark Timber Operating Partnership, L.P. and Wells Real Estate Funds, Inc. (incorporated by reference to Exhibit 10.7 to the 2013 Third Quarter Form 10-Q)

10.5	Preferred Stock Redemption Agreement by and among CatchMark Timber Trust, Inc., Wells Real Estate Funds, Inc., Leo F. Wells, III and Douglas P. Williams (previously filed as Exhibit 10.4 to the Initial S-11 Registration Statement)

10.6	Amendment to the Preferred Stock Redemption Agreement dated as of September 20, 2013 by and among CatchMark Timber Trust, Inc., Wells Real Estate Funds, Inc., Leo F. Wells, III and Douglas P. Williams (previously filed as Exhibit 10.5 to the Initial S-11 Registration Statement)

10.7	Amendment No. 2 to the Preferred Stock Redemption Agreement by and among CatchMark Timber Trust, Inc., Wells Real Estate Funds, Inc. Leo F. Wells, III and Douglas P. Williams (incorporated by reference to Exhibit 10.6 to the 2013 Third Quarter Form 10-Q)

10.8	Amended and Restated 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the S-8 Registration Statement)

10.9	Second Amended and Restated Independent Directors Compensation Plan (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 26, 2010 (the “2009 Form 10-K”))

10.10	CatchMark Timber Trust, Inc. Amended and Restated 2005 Independent Directors Compensation Plan (Effective January 1, 2014) (incorporated by reference to Exhibit 10.3 to the S-8 Registration Statement)

10.11	Form of Indemnification Agreement (previously filed as Exhibit 10.12 to the Initial S-11 Registration Statement)

10.12	Purchase and Sale Agreement dated as of August 3, 2007, by and between MeadWestvaco Coated Board, Inc. and Wells Timberland Acquisition, LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed on November 7, 2007 (the “2007 Third Quarter Form 10-Q”))

10.13	Amendment No. 1 dated as of September 14, 2007 to the Purchase and Sale Agreement dated as of August 3, 2007, by and between MeadWestvaco Coated Board, Inc. and Wells Timberland Acquisition, LLC (incorporated by reference to Exhibit 10.2 to the 2007 Third Quarter Form 10-Q)

10.14	Amendment No. 2 dated as of September 27, 2007 to the Purchase and Sale Agreement dated as of August 3, 2007, by and between MeadWestvaco Coated Board, Inc. and Wells Timberland Acquisition, LLC (incorporated by reference to Exhibit 10.3 to the 2007 Third Quarter Form 10-Q)

10.15	Amendment No. 3 dated as of October 4, 2007 to the Purchase and Sale Agreement dated as of August 3, 2007, by and between MeadWestvaco Coated Board, Inc. and Wells Timberland Acquisition, LLC (incorporated by reference to Exhibit 10.4 to the 2007 Third Quarter Form 10-Q)

10.16	Second Amended and Restated Credit Agreement dated as of September 28, 2012 among Timberlands II, LLC, and Wells Timberland Operating Partnership, L.P., as the borrowers, and CoBank, ACB as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on November 6, 2012)

10.17	Amended and Restated Limited Guaranty dated as of March 24, 2010 made by Wells Timberland REIT, Inc. in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.10 to the 2009 Form 10-K)

10.18	Amended and Restated Security Agreement dated as of March 24, 2010 made by Wells Timberland REIT, Inc. in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.11 to the 2009 Form 10-K)

10.19	Amended and Restated Timber Manager Subordination Agreement dated as of March 24, 2010 among CoBank, ACB, as administrative agent and certain financial institutions as the lenders and Timberlands II, LLC, and Wells Timberland Operating Partnership, L.P., Wells TRS Harvesting Operations, LLC, Wells Timberland HBU, LLC, and Forest Resource Consultants, Inc. (incorporated by reference to Exhibit 10.12 to the 2009 Form 10-K)

10.20	Amended and Restated Guaranty dated as of March 24, 2010 made by Wells Timberland TRS, Inc., in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.13 to the 2009 Form 10-K)

10.21	Amended and Restated Guaranty dated as of March 24, 2010 made by Wells TRS Harvesting Operations, LLC, in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.14 to the 2009 Form 10-K)

10.22	Guaranty dated as of March 24, 2010 made by Wells Timberland HBU, LLC, in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.15 to the 2009 Form 10-K)

10.23	Amended and Restated Pledge Agreement dated as of March 24, 2010 made by Wells Timberland Operating Partnership, L.P., Timberlands II, LLC, Wells Timberland TRS, Inc., Wells TRS Harvesting Operations, LLC, Wells Timberland HBU, LLC, in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.16 to the 2009 Form 10-K)

10.24	Amended and Restated Security Agreement dated as of March 24, 2010 between Wells Timberland Operating Partnership, L.P., Timberlands II, LLC, as the borrowers, Wells Timberland TRS, Inc., Wells TRS Harvesting Operations, LLC, Wells Timberland HBU, LLC, in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.17 to the 2009 Form 10-K)

10.25	Georgia Form of Recognition Agreement (Master Stumpage Agreement) dated as of October 9, 2007 among Timberlands II, LLC, Wells TRS Harvesting Operations, LLC, MeadWestvaco Coated Board, Inc., MeadWestvaco Corporation, CoBank, ACB, as the senior administrative agent, and Wachovia Bank, N.A., as the subordinated administrative agent (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-11 (No. 333-129651) filed on December 14, 2007 (“Post-Effective Amendment No. 2”))

10.26	Alabama Form of Recognition Agreement (Master Stumpage Agreement) dated as of October 9, 2007 among Timberlands II, LLC, Wells TRS Harvesting Operations, LLC, MeadWestvaco Coated Board, Inc., MeadWestvaco Corporation, CoBank, ACB, as the senior administrative agent, and Wachovia Bank, N.A., as the subordinated administrative agent (incorporated by reference to Exhibit 10.18 to Post-Effective Amendment No. 2)

10.27	Georgia Form of Recognition Agreement (Fiber Supply Agreement) dated as of October 9, 2007 among Wells TRS Harvesting Operations, LLC, Timberlands II, LLC, MeadWestvaco Coated Board, Inc., MeadWestvaco Corporation, CoBank, ACB, as the senior administrative agent, and Wachovia Bank, N.A., as the subordinated administrative agent (incorporated by reference to Exhibit 10.19 to Post-Effective Amendment No. 2)

10.28	Alabama Form of Recognition Agreement (Fiber Supply Agreement) dated as of October 9, 2007 among Wells TRS Harvesting Operations, LLC, Timberlands II, LLC, MeadWestvaco Coated Board, Inc., MeadWestvaco Corporation, CoBank, ACB, as the senior administrative agent, and Wachovia Bank, N.A., as the subordinated administrative agent (incorporated by reference to Exhibit 10.20 to Post-Effective Amendment No. 2)

10.29	Master Purchase Agreement dated as of July 11, 2008 by and among Wells Timberland REIT, Inc., Wells Timberland Management Organization, LLC, Wells-DFH Timberland Nr. 88 GmbH & Co. KG and Deutsche Bonds Holding AG (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated July 11, 2008 and filed on July 15, 2008)

10.30	Amended and Restated Master Purchase Agreement dated as of April 8, 2009 by and among Wells-DFH Timberland Nr. 88 GmbH & Co. KG, Wells-DFH Materia GmbH & Co. KG, Deutsche Fonds Holding AG, Wells Timberland REIT, Inc. and Wells Timberland Management Organization, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated April 8, 2009 and filed on April 10, 2009)

10.31	Purchase and Sale Agreement dated as of December 18, 2008 by and between Wells Timberland Operating Partnership, L.P. and Wells Real Estate Funds, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated December 18, 2008 and filed on December 23, 2008)

10.32	Master Stumpage Agreement dated October 9, 2007 by and among Timberlands II, LLC, Wells TRS Harvesting Operations, LLC, and MeadWestvaco Coated Board, Inc. (incorporated by reference to Exhibit 10.25 to the 2009 Form 10-K)

10.33	Fiber Supply Agreement dated October 9, 2007 by and among Wells TRS Harvesting Operations, LLC, MeadWestvaco Corporation, and MeadWestvaco Coated Board, Inc. (incorporated by reference to Exhibit 10.26 to the 2009 Form 10-K)

10.34	First Amendment to Fiber Supply Agreement dated January 28, 2010 by and among Wells TRS Harvesting Operations, LLC, MeadWestvaco Corporation, and MeadWestvaco Coated Board, Inc. (incorporated by reference to Exhibit 10.27 to the 2009 Form 10-K)

10.35	Placement Agent Agreement dated February 25, 2010 by and among Viscardi AG, Wells Timberland REIT, Inc. and Wells Germany GmbH (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated February 25, 2010 and filed March 1, 2010 (the “March 1 Form 8-K”))

10.36	Structuring Agent Agreement dated February 24, 2010 by and between Wells Timberland REIT, Inc. and Wells Germany GmbH (incorporated by reference to Exhibit 10.2 to the March 1 Form 8-K)

10.37	Placement Agent Agreement, dated as of December 21, 2010, by and among Wells Timberland REIT, Inc., Wells Germany GmbH and Renalco S.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 3, 2011 and filed on January 5, 2011)

10.38	Discharge Agreement by and between Wells Timberland REIT, Inc., Wells Timberland Operating Partnership, LP, and Wells Timberland Management Organization, LLC dated January 20, 2012 (incorporated by reference to Exhibit 10.36 to the 2011 Form 10-K)

10.39	Employment Agreement by and between CatchMark Timber Trust, Inc. and Jerry Barag (incorporated by reference to Exhibit 10.9 to the 2013 Third Quarter Form 10-Q)

10.40	Employment Agreement by and between CatchMark Timber Trust, Inc. and John F. Rasor (incorporated by reference to Exhibit 10.10 to the 2013 Third Quarter Form 10-Q)

10.41	Employment Agreement by and between CatchMark Timber Trust, Inc. and Brian M. Davis (incorporated by reference to Exhibit 10.11 to the 2013 Third Quarter Form 10-Q)

21.1	Subsidiaries of the Company (previously filed as Exhibit 21.1 to the Initial S-11 Registration Statement)

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Venable LLP (included as part of Exhibit 5.1)

23.3	Consent of Alston & Bird LLP (previously filed as part of Exhibit 8.1 to Amendment No. 3 to the S-11 Registration Statement)

23.4	Consent of Forest Economic Advisors, LLC (previously filed as Exhibit 23.4 to the Initial S-11 Registration Statement)

24.1	Power of Attorney (previously filed as Exhibit 24.1 to the Initial S-11 Registration Statement)

99.1	Consent of Jerry Barag to be named as a director (previously filed as Exhibit 99.1 to the Initial S-11 Registration Statement)

99.2	Consent of John F. Rasor to be named as a director (previously filed as Exhibit 99.2 to the Initial S-11 Registration Statement)

99.3	Consent of Douglas D. Rubenstein to be named as a director (previously filed as Exhibit 99.3 to Amendment No. 3 to the S-11 Registration Statement)

99.4	Consent of Alan D. Gold to be named as a director

101.INS	XBRL Instance Document (previously filed as Exhibit 101.INS to Amendment No. 3 to the S-11 Registration Statement)

101.SCH	XBRL Taxonomy Extension Schema Document (previously filed as Exhibit 101.SCH to Amendment No. 3 to the S-11 Registration Statement)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (previously filed as Exhibit 101.CAL to Amendment No. 3 to the S-11 Registration Statement)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (previously filed as Exhibit 101.DEF to Amendment No. 3 to the S-11 Registration Statement)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document (previously filed as Exhibit 101.LAB to Amendment No. 3 to the S-11 Registration Statement)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (previously filed as Exhibit 101.PRE to Amendment No. 3 to the S-11 Registration Statement)